Schwab Government Cash Reserves™

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the fund since 1999. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of

In this market environment, our strategy was to position the fund for a continued rise in rates.

the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In response to the Federal Reserve's stated intentions to raise short-term interest rates at a "measured" pace, the yield curve for money market funds steepened during the first quarter. Over the course of the second quarter the yield curve began to flatten as the market questioned the duration of the Fed's tightening campaign.

In this market environment, our strategy was to position the fund for a continued rise in rates. To take advantage of the rising-rate environment, we kept the weighted average maturity (WAM) short. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 6/30/05

Ticker Symbol: SWHXX

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	2.52%
Seven-Day Yield–No Waiver[2]	1.79%
Seven-Day Effective Yield[1]	2.55%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	14 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05 – 6/30/05
Schwab Government Cash Reserves™				
Actual Return	0.88%	$1,000	$1,009.20	$4.38
Hypothetical 5% Return	0.88%	$1,000	$1,020.43	$4.41

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.00[1]	0.00[1]	0.01	0.03	0.05
Less distributions:						
Dividends from net investment income	(0.01)	(0.00)[1]	(0.00)[1]	(0.01)	(0.03)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.92[2]	0.36	0.08	0.68	3.08	5.33
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.88[3]	1.03[4]	1.14[5]	1.25	1.25	1.14[6]
Gross operating expenses	1.36[3]	1.40	1.45	1.41	1.50	1.47
Net investment income	1.85[3]	0.35	0.08	0.67	2.99	5.24
Net assets, end of period ($ x 1,000,000)	597	650	644	639	562	412

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not Annualized.

[3] Annualized.

[4] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.13%.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.11%.

[6] The ratio of net operating expenses would have been 1.13% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆ Delayed-delivery security

▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
36.0% U.S. Government Securities	215,159	215,159
68.5% Other Investments	408,734	408,734
104.5% Total Investments	623,893	623,893
(4.5)% Other Assets and Liabilities		(26,742)
100.0% Net Assets		597,151

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 36.0% of net assets		
Discount Notes 29.9%		
Fannie Mae		
▲ 3.04%, 07/13/05	12,000	11,988
▲ 3.07%, 07/13/05	6,100	6,094
3.08%, 07/18/05	1,173	1,171
3.06%, 07/20/05	4,250	4,243
3.17%, 08/10/05	2,700	2,691
3.29%, 09/14/05	20,000	19,864
◆ 3.45%, 10/03/05	26,000	25,778
Federal Home Loan Bank		
▲ 3.05%, 07/15/05	5,000	4,994
3.07%, 07/27/05	4,598	4,588
▲ 3.03%, 08/02/05	28,000	27,925
Freddie Mac		
▲ 2.70%, 07/05/05	15,000	14,996
▲ 2.74%, 07/05/05	10,000	9,997
3.03%, 07/12/05	3,100	3,097
3.04%, 07/12/05	12,700	12,688
3.01%, 07/19/05	4,354	4,347
▲ 3.02%, 07/19/05	20,000	19,970
3.06%, 08/01/05	4,298	4,287
		178,718
Coupon Notes 6.1%		
Fannie Mae		
1.45%, 07/08/05	10,000	9,997
Freddie Mac		
1.50%, 08/15/05	26,500	26,444
		36,441

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 68.5% of net assets

Repurchase Agreements 68.5%

Bear Stearns & Co. Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $121,385
3.45%, issued 06/30/05,

due 07/01/05	119,011	119,000

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $123,151
3.40%, issued 06/30/05,

due 07/01/05	120,746	120,734

Goldman Sachs & Co.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $121,380
3.45%, issued 06/30/05,

due 07/01/05	119,011	119,000

Morgan Stanley & Co., Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $30,712
3.26%, issued 06/23/05,

due 07/07/05	30,038	30,000

UBS Financial Services, Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $20,400
3.15%, issued 06/13/05,

due 07/07/05	20,042	20,000
		408,734

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$215,159
Repurchase agreements, at value	408,734
Interest receivable	307
Prepaid expenses	+ 199
Total assets	**624,399**

Liabilities

Payables:	
Dividends to shareholders	613
Investments bought	25,778
Transfer agent and shareholder service fees	5
Transaction service fees	821
Trustees' fees	4
Accrued expenses	+ 27
Total liabilities	**27,248**

Net Assets

Total assets	624,399
Total liabilities	− 27,248
Net assets	**$597,151**

Net Assets by Source

Capital received from investors	597,174
Net realized capital losses	(23)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$597,151		597,175		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $623,893.

Federal Tax Data

Cost basis of portfolio	$623,893

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$1
2011	+ 22
	$23

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$8,489**

Expenses

Investment adviser and administrator fees		1,182
Transfer agent and shareholder service fees		1,399
Transaction service fees		1,440
Trustees' fees		12
Custodian and portfolio accounting fees		32
Professional fees		16
Registration fees		96
Shareholder reports		32
Other expenses	+	6
Total expenses		4,215
Expense reduction	−	1,484
Net expenses		**2,731**

Increase in Net Assets from Operations

Total investment income		8,489
Net expenses	−	2,731
Net investment income		**5,758**
Increase in net assets from operations		**$5,758**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For transaction services, Schwab receives a fee based on the number and type of transactions provided.

For the fund's independent trustees only.

Includes $1,087 from the investment adviser (CSIM) and $397 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 29, 2006, to 0.65% of average daily net assets. Prior to April 30, 2005, this limit was 0.99%. This limit excludes interest, taxes and certain non-routine expenses.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$5,758	$2,153
Increase in net assets from operations	**5,758**	**2,153**

Distributions Paid

Dividends from net investment income	**5,758**	**2,153**

Transactions in Fund Shares

Shares sold	3,179,671	5,885,347
Shares reinvested	4,930	2,065
Shares redeemed	+ (3,237,726)	(5,880,712)
Net transactions in fund shares	**(53,125)**	**6,700**

Net Assets

Beginning of period	650,276	643,576
Total increase or decrease	+ (53,125)	6,700
End of period	**$597,151**	**$650,276**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$2,153
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including Schwab Government Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The

trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the Government Cash Reserves, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying

reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting

firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. With respect to Schwab Government Cash Reserves, the Board also considered Schwab's agreement that that fund's net operating expenses (excluding interest, taxes and certain non-routine expenses) would not exceed 65 (sixty-five) basis

points for the period April 30, 2005 until April 30, 2006. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Retirement Advantage Money Fund™
Schwab Retirement Money Fund®

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R. Schwab



Management's Discussion for the six months ended June 30, 2005

Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of

*In this market environment, our strategy was to
position the funds for a
continued rise in rates.*

the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In response to the Federal Reserve's stated intentions to raise short-term interest rates at a "measured" pace, the yield curve for money market funds steepened during the first quarter. Over the course of the second quarter the yield curve began to flatten as the market questioned the duration of the Fed's tightening campaign.

In this market environment, our strategy was to position the funds for a continued rise in rates. To accomplish this, we maintained and continued to add to our position of variable-rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of this rising-rate environment, we kept the weighted average maturity (WAM) short, averaging about 40 days. Maintaining the WAM at this level provided us the flexibility desired to adapt to and respond to anticipated changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 6/30/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Retirement Advantage Money Fund	Retirement Money Fund
Ticker Symbol	SWIXX	SWRXX
Seven-Day Yield	2.72% [1]	2.55%
Seven-Day Yield–No Waiver	2.58 % [2]	n/a
Seven-Day Effective Yield	2.76 % [1]	2.58%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Retirement Advantage Money Fund	Retirement Money Fund
Weighted Average Maturity	38 days	39 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1
Minimum Initial Investment[3]	$25,000	$1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund. Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Retirement Advantage Money Fund™				
Actual Return	0.49%	$1,000	$1,011.20	$2.44
Hypothetical 5% Return	0.49%	$1,000	$1,022.37	$2.46
Schwab Retirement Money Fund®				
Actual Return	0.67%	$1,000	$1,010.30	$3.34
Hypothetical 5% Return	0.67%	$1,000	$1,021.47	$3.36

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Retirement Advantage Money Fund™

Financial Statements

Financial Highlights

	1/1/05 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.12[1]	0.95	0.74	1.48	3.96	6.12
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.49[2]	0.49	0.50	0.50	0.50	0.51[3]
Gross operating expenses	0.63[2]	0.63	0.63	0.63	0.66	0.69
Net investment income	2.26[2]	0.94	0.75	1.46	3.83	5.96
Net assets, end of period ($ x 1,000,000)	661	680	766	907	797	647

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✛ Credit-enhanced security
- • Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
66.8%	Fixed-Rate Obligations	441,630	441,630
16.0%	Variable-Rate Obligations	106,072	106,072
17.0%	Other Investments	112,283	112,283
99.8%	Total Investments	659,985	659,985
0.2%	Other Assets and Liabilities		1,077
100.0%	Net Assets		661,062

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 66.8% of net assets		
Commercial Paper & Other Corporate Obligations 41.9%		
AB Spintab		
3.23%, 08/11/05	4,500	4,484
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.15%, 09/08/05	2,000	1,988
◆✛ **Amsterdam Funding Corp., Section 4(2) / 144A**		
3.09%, 07/07/05	1,000	999
3.26%, 07/25/05	4,000	3,991
◆✛ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.85%, 07/12/05	2,000	1,998
3.61%, 12/22/05	1,000	983
◆✛ **ASAP Funding Ltd., Section 4(2) / 144A**		
3.29%, 08/02/05	4,000	3,988
3.30%, 08/26/05	1,000	995
◆✛ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
3.18%, 07/14/05	2,000	1,998
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.82%, 07/11/05	5,000	4,996
2.98%, 08/11/05	7,000	6,977
3.39%, 11/16/05	2,000	1,974
3.60%, 12/20/05	1,000	983
◆✛ **Barton Capital Corp**		
3.16%, 07/14/05	3,000	2,997
◆✛• **Blue Spice, L.L.C., Section 4(2) / 144A**		
3.15%, 07/13/05	3,000	2,997
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.13%, 07/22/05	4,000	3,993
✛ **Citigroup Funding, Inc.**		
3.11%, 07/01/05	5,000	5,000
Citigroup Global Markets Holdings, Inc.		
3.17%, 08/02/05	7,000	6,980
3.46%, 11/30/05	5,700	5,618
◆✛ **Clipper Receivables Co., Section 4(2) / 144A**		
3.08%, 07/05/05	4,000	3,999
3.11%, 07/21/05	2,000	1,997
◆✛ **Concord Minutemen Capital Co., Series A Section 3c7 / 144A**		
2.78%, 07/06/05	1,000	1,000
◆✛ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
3.09%, 07/12/05	5,000	4,995

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.09%, 07/19/05	1,437	1,435
3.32%, 09/21/05	2,521	2,502
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A		
3.16%, 07/13/05	2,500	2,497
3.17%, 07/25/05	10,000	9,979
3.17%, 07/26/05	4,000	3,991
3.30%, 09/06/05	3,000	2,982
✚ Danske Corp.		
3.20%, 08/08/05	2,700	2,691
✚ Dexia Delaware L.L.C.		
3.17%, 08/02/05	1,000	997
◆✚ Eiffel Funding, L.L.C., Section 4(2) / 144A		
3.26%, 07/21/05	2,000	1,996
3.17%, 07/27/05	3,000	2,993
◆✚ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
2.96%, 07/28/05	1,000	998
3.23%, 09/12/05	1,294	1,286
◆✚ Falcon Asset Securitization Corp., Section 4(2) / 144A		
3.18%, 07/18/05	4,000	3,994
3.19%, 07/18/05	1,155	1,153
3.19%, 07/19/05	1,309	1,307
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
3.12%, 07/26/05	1,000	998
General Electric Capital Corp.		
2.86%, 07/21/05	6,000	5,991
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
3.13%, 07/08/05	7,000	6,996
◆✚ Grampian Funding, LLC., Section 4(2) / 144A		
3.60%, 12/20/05	1,000	983
◆ Greyhawk Funding L.L.C., Section 4(2) / 144A		
3.15%, 07/11/05	1,000	999
✚ HBOS Treasury Services, PLC		
3.17%, 07/28/05	1,450	1,447
3.26%, 07/28/05	4,700	4,689
✚ ING (U.S.) Funding, L.L.C.		
3.25%, 07/20/05	5,000	4,991
Irish Life & Permanent, PLC, Section 4(2) / 144A		
3.45%, 11/10/05	3,000	2,963
◆✚ Jupiter Securitization Corp., Section 4(2) / 144A		
3.13%, 07/13/05	10,000	9,990
3.16%, 07/18/05	1,000	998
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
3.38%, 11/08/05	6,000	5,928

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ KBC Financial Products International, Ltd., Section 4(2) / 144A		
3.37%, 10/12/05	5,000	4,953
◆✚ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
2.98%, 08/08/05	3,000	2,991
3.07%, 08/23/05	5,000	4,978
◆ Mane Funding Corp., Section 4(2) / 144A		
3.31%, 07/27/05	6,000	5,986
Morgan Stanley		
3.15%, 07/19/05	4,000	3,994
3.23%, 07/20/05	6,000	5,990
3.25%, 07/26/05	2,000	1,995
◆ Newcastle Certificates Program, Series 2000A Section 4(2) / 144A		
3.20%, 07/18/05	1,000	998
◆✚ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
2.89%, 07/13/05	3,932	3,928
◆✚ Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
3.16%, 07/18/05	5,000	4,993
◆ Park Granada, L.L.C., Section 4(2) / 144A		
3.30%, 07/12/05	3,000	2,997
3.20%, 08/01/05	1,000	997
◆✚ Preferred Receivables Funding Corp., Section 4(2) / 144A		
3.13%, 07/14/05	10,340	10,328
Rabobank USA Financial Corp.		
3.19%, 07/26/05	3,000	2,993
◆✚ Scaldis Capital Ltd., Section 4(2) / 144A		
2.86%, 07/15/05	2,000	1,998
3.33%, 09/15/05	3,711	3,685
3.32%, 09/21/05	1,679	1,666
◆✚ Sigma Finance, Inc., Section 3c7 / 144A		
3.09%, 07/13/05	2,000	1,998
3.46%, 11/21/05	1,000	986
Skandinaviska Enskilda Banken AB		
3.11%, 07/13/05	3,300	3,297
The Goldman Sachs Group, Inc.		
3.47%, 11/21/05	2,000	1,973
◆✚ Thunder Bay Funding, L.L.C. Section 4(2) / 144A		
3.07%, 07/01/05	2,865	2,865

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Ticonderoga Funding, LLC., Section 4(2) / 144A**		
3.26%, 07/22/05	5,000	4,991
◆+ **Triple A-One Funding Corp., Section 4(2) / 144A**		
3.26%, 07/25/05	3,000	2,993
+ **UBS Finance (Delaware) Inc.**		
3.08%, 07/08/05	5,000	4,997
3.09%, 07/22/05	7,000	6,987
+ **Westpac Capital Corp.**		
3.47%, 11/28/05	8,000	7,886
◆+ **Windmill Funding Corp., Section 4(2) / 144A**		
3.17%, 07/18/05	9,000	8,987
		277,134

Certificates of Deposit 21.9%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alliance & Leicester, PLC		
3.32%, 10/18/05	3,000	2,997
Banco Bilbao Vizcaya Argentaria S.A.		
3.46%, 11/28/05	5,000	5,000
Barclays Bank PLC		
3.57%, 12/19/05	4,000	4,000
BNP Paribas		
3.30%, 09/12/05	9,000	9,000
3.46%, 11/28/05	6,000	6,000
Calyon		
2.95%, 08/10/05	2,000	2,000
3.40%, 11/10/05	2,000	2,000
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	10,000	10,000
Citibank, N.A.		
3.27%, 08/31/05	7,000	7,000
Credit Suisse First Boston		
3.19%, 08/09/05	11,000	11,000
Danske Bank A/S		
3.23%, 07/26/05	3,000	3,000
DePfa Bank, PLC		
3.11%, 09/01/05	2,000	2,000
Dexia Credit Local		
3.23%, 07/22/05	3,000	3,000
HSBC Bank, PLC		
3.11%, 07/25/05	2,000	2,000
3.03%, 08/22/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
HSBC Bank, USA		
3.44%, 11/21/05	3,000	3,000
Landesbank Hessen-Thuringen Girozentrale		
3.15%, 09/12/05	3,000	3,000
Lloyds TSB Bank, PLC		
3.45%, 11/17/05	6,000	6,000
3.46%, 12/01/05	2,000	2,000
Mizuho Corp. Bank, Ltd.		
3.21%, 08/08/05	5,000	5,000
Royal Bank of Scotland, PLC		
2.17%, 07/01/05	3,000	3,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	3,000	3,000
Societe Generale		
3.23%, 09/23/05	5,000	5,000
3.37%, 11/09/05	2,000	2,000
Svenska Handelsbanken AB		
3.11%, 07/14/05	10,000	10,000
Toronto Dominion Bank		
3.44%, 11/09/05	2,000	1,999
3.45%, 11/28/05	4,000	4,000
3.47%, 12/05/05	1,000	1,000
U.S. Bank, N.A.		
3.34%, 10/03/05	3,000	3,000
UBS, AG		
2.71%, 07/08/05	5,000	5,000
Unicredito Italiano SpA		
3.42%, 11/02/05	3,000	3,000
Washington Mutual Bank, FA		
3.44%, 11/22/05	4,500	4,500
Wells Fargo Bank, N.A.		
3.27%, 07/12/05	6,000	6,000
		144,496

Bank Notes 2.3%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America, N.A.		
2.98%, 08/19/05	10,000	10,000
2.98%, 08/23/05	5,000	5,000
		15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Promissory Notes 0.7%		
• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	5,000	**5,000**

Variable-Rate Obligations 16.0% of net assets		
Barclays Bank, PLC		
3.07%, 07/05/05	1,000	1,000
3.26%, 08/01/05	14,000	13,998
+ BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama		
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A		
3.34%, 07/07/05	7,800	7,800
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B		
3.34%, 07/07/05	2,005	2,005
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.27%, 07/22/05	5,286	5,286
+ City of New Britain, Connecticut		
GO Series 2000C		
3.34%, 07/07/05	3,500	3,500
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/14/05	3,000	3,000
Fannie Mae		
2.99%, 07/05/05	3,000	2,999
3.21%, 07/29/05	10,000	9,999
Federal Home Loan Bank		
3.05%, 07/05/05	2,000	2,000
HSH Nordbank, AG		
3.12%, 07/11/05	3,000	3,000
Landesbank Baden-Wurttemberg		
3.10%, 07/07/05	5,000	4,999
3.15%, 07/13/05	3,000	3,000
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
3.29%, 07/29/05	3,000	3,000
+ Loanstar Assets Partners II, L.P.		
3.32%, 07/07/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Martinez, California		
M/F Housing Revenue Refunding Bond (Muirwood Garden Apartments) Series 2003A-T		
3.30%, 07/07/05	2,800	2,800
+ New York City IDA		
Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997		
3.39%, 07/07/05	165	165
Norddeutsche Landesbank Girozentrale		
3.17%, 07/14/05	4,000	3,999
+ Palm Springs, California		
COP (Downtown Parking Project) Series 2002A		
3.36%, 07/07/05	8,000	8,000
Royal Bank of Scotland, PLC		
3.09%, 07/05/05	3,000	3,000
3.36%, 07/29/05	5,000	4,999
◆ **Sigma Finance, Inc., Section 3c7 / 144A**		
3.28%, 08/01/05	4,000	4,000
• **The Goldman Sachs Group, Inc.**		
3.32%, 07/22/05	6,000	6,000
◆+ **Wachovia Asset Securitization, Inc., / 144A**		
Series 2004-HMIA Class A		
3.30%, 07/25/05	2,523	2,523
		106,072

Security	Maturity Amount ($ x 1,000)
Other Investments 17.0% of net assets	
Repurchase Agreements 17.0%	
Credit Suisse First Boston L.L.C.	
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $94,132	
3.40%, issued 06/30/05, due 07/01/05	92,292 92,283

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $20,405 3.21%, issued 06/23/05, due 07/07/05	20,025	20,000
		112,283

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At 06/30/05, portfolio holdings included illiquid and/or restricted securities as follows:		
Blue Spice, L.L.C. Section 4(2) / 144A		
3.15%, 06/10/05, 07/13/05	3,000	**2,997**
The Goldman Sachs Group, Inc.		
2.85%, 01/06/05, 07/06/05	5,000	5,000
3.32%, 02/22/05, 07/22/05	6,000	6,000
		11,000

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$547,702
Repurchase agreements at value	112,283
Receivables:	
Fund shares sold	1,046
Interest	1,229
Prepaid expenses	+ 28
Total assets	**662,288**

Liabilities

Payables:	
Fund shares redeemed	440
Dividends to shareholders	727
Investment adviser and administrator fees	13
Transfer agent and shareholder service fees	12
Trustees' fees	4
Accrued expenses	+ 30
Total liabilities	**1,226**

Net Assets

Total assets	662,288
Total liabilities	− 1,226
Net assets	**$661,062**

Net Assets by Source

Capital received from investors	661,062

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$661,062		661,120		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $659,985. Includes restricted and/or illiquid securities worth $13,997, or 2.1% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $205,949 or 31.2% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$659,985

See financial notes. 13

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$9,100**

Expenses

Investment adviser and administrator fees		1,257
Transfer agent and shareholder service fees		728
Trustees' fees		12
Custodian and portfolio accounting fees		36
Professional fees		14
Registration fees		21
Other expenses	+	6
Total expenses		2,074
Expense reduction	–	454
Net expenses		**1,620**

Increase in Net Assets from Operations

Total investment income		9,100
Net expenses	–	1,620
Net investment income		7,480
Increase in net assets from operations		**$7,480**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.49% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$7,480	$6,778
Increase in net assets from operations	**7,480**	**6,778**

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$6,778
Long-term capital gains	$–

Distributions Paid

Dividends from net investment income	**7,480**	**6,778**

Transactions in Fund Shares

Shares sold	159,744	527,193
Shares reinvested	6,630	6,620
Shares redeemed +	(185,480)	(619,675)
Net transactions in fund shares	**(19,106)**	**(85,862)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	680,168	766,030
Total decrease +	(19,106)	(85,862)
End of period	**$661,062**	**$680,168**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Retirement Money Fund®

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.03 [1]	0.77	0.58	1.30	3.75	5.90
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.67 [2]	0.66	0.66	0.68	0.70	0.72 [3]
Gross operating expenses	0.67 [2]	0.66	0.66	0.68	0.70	0.72
Net investment income	2.09 [2]	0.76	0.58	1.28	3.61	5.77
Net assets, end of period ($ x 1,000,000)	503	492	578	566	515	399

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.71% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
71.7%	Fixed-Rate Obligations	361,046	361,046
15.5%	Variable-Rate Obligations	77,895	77,895
13.2%	Other Investments	66,693	66,693
100.4%	**Total Investments**	**505,634**	**505,634**
(0.4)%	Other Assets and Liabilities		(2,184)
100.0%	**Net Assets**		**503,450**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 71.7% of net assets		
Commercial Paper & Other Corporate Obligations 46.4%		
AB Spintab		
2.95%, 08/08/05	3,000	2,991
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.15%, 09/08/05	1,000	994
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
3.11%, 07/12/05	6,000	5,994
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.85%, 07/12/05	1,000	999
3.61%, 12/22/05	1,000	983
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
3.17%, 07/11/05	2,000	1,998
3.29%, 08/02/05	2,000	1,994
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
3.18%, 07/14/05	3,000	2,997
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.87%, 07/22/05	3,000	2,995
2.98%, 08/11/05	4,000	3,987
3.25%, 09/20/05	2,000	1,986
3.39%, 11/16/05	1,000	987
3.44%, 11/18/05	2,000	1,974
Bank of America Corp.		
3.31%, 10/06/05	5,000	4,956
◆✚ **Barton Capital Corp**		
3.16%, 07/14/05	6,000	5,993
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
3.43%, 09/28/05	1,500	1,487
◆✚• **Blue Spice, L.L.C., Section 4(2) / 144A**		
3.15%, 07/13/05	2,000	1,998
✚ **CBA (Delaware) Finance, Inc.**		
3.31%, 07/29/05	1,000	997
Citigroup Global Markets Holdings, Inc.		
3.17%, 08/02/05	5,000	4,986
◆✚ **Clipper Receivables Co., Section 4(2) / 144A**		
3.11%, 07/21/05	2,000	1,997
◆✚ **Concord Minutemen Capital Co., Series 2000A Section 3c7 / 144A**		
2.83%, 07/06/05	3,000	2,999
3.01%, 08/18/05	2,000	1,992

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆✛ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
3.09%, 07/19/05	5,799	5,790
3.17%, 07/26/05	1,000	998
3.44%, 11/16/05	1,000	987
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
3.16%, 07/13/05	1,000	999
3.17%, 07/26/05	7,000	6,985
3.30%, 09/06/05	7,000	6,957
✛ **Danske Corp.**		
3.17%, 08/02/05	5,150	5,136
3.20%, 08/08/05	2,000	1,993
✛ **Dexia Delaware L.L.C.**		
3.20%, 08/09/05	1,000	997
DnB NOR Bank ASA		
3.17%, 07/14/05	1,200	1,199
◆✛ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
3.17%, 07/27/05	2,000	1,995
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
3.05%, 07/01/05	5,000	5,000
3.12%, 07/26/05	1,000	998
General Electric Capital Corp.		
2.86%, 07/21/05	3,000	2,995
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
3.13%, 07/08/05	5,000	4,997
◆✛ **Grampian Funding, LLC, Section 4(2) / 144A**		
3.60%, 12/20/05	3,000	2,949
✛ **ING (U.S.) Funding, L.L.C.**		
3.25%, 07/20/05	2,000	1,997
3.17%, 08/03/05	2,700	2,692
3.20%, 08/03/05	1,400	1,396
Irish Life & Permanent, PLC, Section 4(2) / 144A		
3.29%, 09/07/05	2,000	1,988
✛ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
3.20%, 08/12/05	3,000	2,989
◆✛ **Jupiter Securitization Corp., Section 4(2) / 144A**		
3.13%, 07/13/05	7,000	6,993
3.18%, 08/05/05	1,339	1,335
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
2.92%, 07/07/05	2,000	1,999
2.84%, 07/15/05	2,000	1,998
3.25%, 09/19/05	1,000	993

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆✛ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
3.18%, 07/15/05	6,000	5,993
◆✛ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
2.98%, 08/08/05	2,000	1,994
3.22%, 08/08/05	2,000	1,993
3.07%, 08/23/05	2,000	1,991
◆ **Mane Funding Corp., Section 4(2) / 144A**		
3.31%, 09/08/05	3,107	3,087
Morgan Stanley		
3.19%, 07/20/05	2,000	1,997
3.23%, 07/20/05	2,000	1,997
3.25%, 07/26/05	3,000	2,993
◆ **Newcastle Certificates Program, Series 2000A Section 4(2) / 144A**		
3.21%, 07/11/05	1,000	999
◆✛ **Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A**		
3.16%, 07/18/05	5,000	4,993
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
3.26%, 07/25/05	4,000	3,991
◆✛ **Preferred Receivables Funding Corp., Section 4(2) / 144A**		
3.13%, 07/14/05	8,000	7,991
◆✛ **Ranger Funding Co. L.L.C., Section 4(2) / 144A**		
3.19%, 07/19/05	8,000	7,987
◆✛ **Scaldis Capital Ltd., Section 4(2) / 144A**		
2.84%, 07/11/05	1,896	1,895
2.86%, 07/15/05	2,000	1,998
3.33%, 09/27/05	4,986	4,946
◆✛ **Sigma Finance, Inc., Section 3c7 / 144A**		
3.08%, 07/12/05	4,000	3,996
Skandinaviska Enskilda Banken AB		
2.81%, 07/12/05	2,000	1,998
3.25%, 09/16/05	2,000	1,986
◆✛ **Ticonderoga Funding, LLC, Section 4(2) / 144A**		
3.26%, 07/22/05	4,000	3,992
◆✛ **Triple A-One Funding Corp., Section 4(2) / 144A**		
3.09%, 07/05/05	1,577	1,576
3.26%, 07/25/05	1,306	1,303
✛ **UBS Finance (Delaware) Inc.**		
3.16%, 07/11/05	2,000	1,998
3.09%, 07/22/05	7,000	6,987
3.24%, 07/25/05	3,000	2,994

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦ **Westpac Capital Corp.**		
3.47%, 11/28/05	6,000	5,915
◆✦ **Windmill Funding Corp., Section 4(2) / 144A**		
3.17%, 07/18/05	4,000	3,994
3.23%, 07/21/05	1,000	998
◆✦ **Yorktown Capital, L.L.C., Section 4(2) / 144A**		
3.16%, 07/11/05	4,334	4,330
3.13%, 07/15/05	1,000	999
		233,550
Certificates of Deposit 23.9%		
Alliance & Leicester, PLC		
3.32%, 10/18/05	2,000	1,998
3.58%, 12/20/05	1,000	1,000
American Express Centurion Bank		
3.30%, 09/06/05	2,500	2,500
Banco Bilbao Vizcaya Argentaria S.A.		
3.46%, 11/28/05	5,000	5,000
Bank of The West		
3.33%, 09/27/05	4,000	4,000
Bank of Tokyo-Mitsubishi, Ltd.		
3.27%, 07/27/05	5,000	5,000
Barclays Bank PLC		
3.57%, 12/19/05	4,000	4,000
BNP Paribas		
3.30%, 09/12/05	5,000	5,000
3.46%, 11/28/05	2,000	2,000
Calyon		
3.37%, 11/09/05	5,000	5,000
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	7,000	7,000
Citibank, N.A.		
3.27%, 08/31/05	6,000	6,000
Credit Suisse First Boston		
3.15%, 07/29/05	5,000	5,000
3.19%, 08/09/05	3,000	3,000
DePfa Bank, PLC		
3.11%, 09/01/05	2,000	2,000
Dexia Credit Local		
3.23%, 07/22/05	4,000	4,000
DnB NOR Bank ASA		
3.25%, 09/22/05	2,000	2,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
HSBC Bank, PLC		
3.11%, 07/25/05	3,000	3,000
HSBC Bank, USA		
3.44%, 11/21/05	5,000	4,999
Landesbank Hessen-Thuringen Girozentrale		
3.15%, 09/12/05	2,000	2,000
Lloyds TSB Bank, PLC		
3.45%, 11/17/05	5,000	5,000
Mizho Corp. Bank, Ltd.		
3.14%, 07/19/05	5,000	5,000
Royal Bank of Scotland, PLC		
2.17%, 07/01/05	2,000	2,000
3.25%, 07/28/05	3,000	3,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	1,000	1,000
Societe Generale		
3.23%, 09/23/05	5,000	5,000
Svenska Handelsbanken AB		
3.19%, 08/10/05	7,000	7,000
Toronto Dominion Bank		
3.44%, 11/09/05	2,000	1,999
3.45%, 11/28/05	2,000	2,000
U.S. Bank, N.A.		
3.32%, 10/11/05	2,000	2,000
Unicredito Italiano SpA		
3.42%, 11/02/05	3,000	3,000
Washington Mutual Bank, FA		
3.44%, 11/22/05	4,000	4,000
Wells Fargo Bank, N.A.		
3.26%, 07/07/05	5,000	5,000
		120,496
Promissory Notes 0.8%		
• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	4,000	**4,000**
Bank Notes 0.6%		
Bank of America, N.A.		
2.98%, 08/23/05	3,000	**3,000**

See financial notes. 19

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 15.5% of net assets		
Barclays Bank, PLC		
3.13%, 07/11/05	3,000	2,999
3.21%, 07/21/05	1,000	1,000
3.26%, 07/29/05	6,000	5,999
BNP Paribas		
3.18%, 07/18/05	1,000	1,000
+ California Pollution Control Financing Authority Solid Waste Disposable RB (Burr Properties Project) Series 1998B		
3.44%, 07/07/05	1,760	1,760
◆ CC (USA), Inc., Section 3c7 / 144A		
3.27%, 07/25/05	4,000	4,000
+ Columbus, Georgia Development Authority Taxable RB (Jay Leasing, Inc. Project) Series 1997		
3.36%, 07/07/05	1,790	1,790
◆ Dorada Finance, Inc., Section 3c7 / 144A		
3.20%, 07/15/05	3,000	3,000
+ Eagle County, Colorado Taxable Housing Facilities RB (BC Housing, L.L.C. Project) Series 1997B		
3.34%, 07/07/05	1,500	1,500
Fannie Mae		
2.99%, 07/05/05	2,000	2,000
3.21%, 07/29/05	10,000	9,999
Federal Home Loan Bank		
3.05%, 07/05/05	3,000	3,000
+ HBOS Treasury Service, PLC		
3.27%, 07/26/05	2,000	2,000
HSH Nordbank, AG		
3.12%, 07/11/05	2,000	2,000
Landesbank Baden-Wurttemberg		
3.10%, 07/07/05	5,000	4,999
3.15%, 07/15/05	2,000	2,000
◆ Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A		
3.29%, 07/29/05	2,000	2,000
+ LP Pinewoods SPV		
3.34%, 07/07/05	15,000	15,000
Norddeutsche Landesbank Girozentrale		
3.17%, 07/14/05	2,000	2,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Royal Bank of Scotland, PLC		
3.26%, 07/27/05	3,000	2,999
• The Goldman Sachs Group, Inc.		
3.32%, 07/22/05	5,000	5,000
+ Trap Rock Industries, Inc. RB Series 1997		
3.36%, 07/07/05	1,040	1,040
+ Village of Sturtevant, Wisconsin IDRB (Andis Co. Project) Series 1996B		
3.42%, 07/07/05	810	810
		77,895

Security	Maturity Amount ($ x 1,000)	
Other Investments 13.2% of net assets		
Repurchase Agreements 13.2%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $68,029 3.40%, issued 06/30/05, due 07/01/05	66,700	**66,693**

End of investments.

Issuer Rate, Acquisition Date Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At 06/30/05, portfolio holdings included restricted and/or illiquid securities as follows:		
Blue Spice, L.L.C. Section 4(2) / 144A		
3.15%, 06/10/05, 07/13/05	2,000	**1,998**
The Goldman Sachs Group, Inc.		
2.85%, 01/06/05, 07/06/05	4,000	4,000
3.32%, 03/22/05, 07/22/05	5,000	5,000
		9,000

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$438,941
Repurchase agreements at value	66,693
Receivables:	
Fund shares sold	195
Interest	824
Prepaid expenses +	48
Total assets	**506,701**

Liabilities

Payables:	
Fund shares redeemed	2,673
Dividends to shareholders	526
Investment adviser and administrator fees	16
Transfer agent and shareholder service fees	10
Trustees' fees	2
Accrued expenses +	24
Total liabilities	**3,251**

Net Assets

Total assets	506,701
Total liabilities −	3,251
Net assets	**$503,450**

Net Assets by Source

Capital received from investors	503,450

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$503,450		503,508		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $505,634. Includes restricted and/or illiquid securities worth $10,998, or 2.2% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $173,539 or 34.5% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$505,634

See financial notes. 21

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$6,813**

Expenses

Investment adviser and administrator fees		939
Transfer agent and shareholder service fees		618
Trustees' fees		12
Custodian and portfolio accounting fees		29
Professional fees		14
Registration fees		22
Shareholder reports		12
Other expenses	+	5
Total expenses		**1,651**

Increase in Net Assets from Operations

Total investment income		6,813
Total expenses	–	1,651
Net investment income		5,162
Increase in net assets from operations		**$5,162**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Mangement, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$5,162	$4,155
Increase in net assets from operations	**5,162**	**4,155**

Distributions Paid

Dividends from net investment income	**5,162**	**4,155**

Transactions in Fund Shares

Shares sold	162,708	321,230
Shares reinvested	4,591	4,104
Shares redeemed +	(156,194)	(410,657)
Net transactions in fund shares	**11,105**	**(85,323)**

Net Assets

Beginning of period	492,345	577,668
Total increase or decrease +	11,105	(85,323)
End of period	**$503,450**	**$492,345**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$4,155
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Retirement Advantage Money Fund and Schwab Retirement Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that

relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board con-

cluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

31

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Money Market Fund™

Semiannual Report

June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Management's Discussion for the six months ended June 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact

In this market environment, our strategy was to position the fund for a continued rise in rates.

on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In response to the Federal Reserve's stated intentions to raise short-term interest rates at a "measured" pace, the yield curve for money market funds steepened during the first quarter. Over the course of the second quarter the yield curve began to flatten as the market questioned the duration of the Fed's tightening campaign.

In this market environment, our strategy was to position the fund for a continued rise in rates. To accomplish this, we maintained and continued to add to our position of variable-rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we kept the weighted average maturity (WAM) short, at about 42 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 6/30/05

Ticker Symbol: SWMXX

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	2.49%
Seven-Day Yield–No Waiver[2]	2.44%
Seven-Day Effective Yield[1]	2.52%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	42 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Money Market Fund™				
Actual Return	0.74%	$1,000	$1,010.00	$3.69
Hypothetical 5% Return	0.74%	$1,000	$1,021.13	$3.71

1 Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

2 Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.00[1]	0.68	0.50	1.23	3.73	5.84
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.74[2]	0.75	0.75	0.75	0.75	0.76[3]
Gross operating expenses	0.79[2]	0.78	0.78	0.78	0.79	0.81
Net investment income	2.01[2]	0.67	0.50	1.22	3.63	5.70
Net assets, end of period ($ x 1,000,000)	42,213	44,023	49,079	51,063	49,116	41,823

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆   Asset-backed security

✚   Credit-enhanced security

•   Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
64.3%	Fixed-Rate Obligations	27,143,994	27,143,994
17.3%	Variable-Rate Obligations	7,309,345	7,309,345
18.5%	Other Investments	7,820,973	7,820,973
100.1%	Total Investments	42,274,312	42,274,312
(0.1)%	Other Assets and Liabilities		(61,436)
100.0%	Total Net Assets		42,212,876

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Fixed-Rate Obligations 64.3% of net assets

Commercial Paper & Other Corporate Obligations 36.3%

AB Spintab		
2.95%, 08/08/05	137,000	136,580
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.15%, 09/08/05	70,000	69,584
3.20%, 09/12/05	40,000	39,744
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
3.20%, 07/20/05	13,892	13,869
2.95%, 08/10/05	32,096	31,992
3.28%, 08/31/05	60,000	59,670
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
3.09%, 07/07/05	100,000	99,949
3.17%, 07/18/05	100,000	99,851
3.19%, 07/19/05	90,000	89,857
3.23%, 07/21/05	136,030	135,787
3.24%, 07/27/05	100,000	99,767
3.26%, 07/28/05	27,400	27,333
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
3.15%, 09/02/05	45,000	44,756
3.60%, 12/19/05	50,000	49,159
3.61%, 12/19/05	25,000	24,579
3.62%, 12/22/05	28,713	28,220
3.61%, 12/23/05	66,210	65,069
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
3.17%, 07/11/05	41,000	40,964
3.23%, 07/22/05	16,000	15,970
3.30%, 08/03/05	25,000	24,925
3.23%, 08/08/05	112,000	111,621
3.23%, 08/09/05	55,000	54,809
3.24%, 08/09/05	50,000	49,826
3.30%, 08/26/05	39,000	38,802
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
3.09%, 07/05/05	21,860	21,853
3.15%, 07/11/05	74,204	74,139
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.84%, 07/14/05	279,000	278,718
2.87%, 07/20/05	146,470	146,251
2.87%, 07/21/05	60,882	60,786
2.87%, 07/22/05	50,000	49,917
3.15%, 09/15/05	196,012	194,729
3.25%, 09/20/05	120,000	119,136
3.39%, 11/16/05	60,000	59,234
3.61%, 12/20/05	26,643	26,192

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Corp.		
3.32%, 10/06/05	245,000	242,848
◆+• Blue Spice, L.L.C., Section 4(2) / 144A		
3.29%, 07/12/05	70,000	69,930
3.15%, 07/13/05	82,000	81,914
3.21%, 07/20/05	64,000	63,892
◆ CC (USA), Inc., Section 3c7 / 144A		
2.78%, 07/07/05	15,000	14,993
3.31%, 09/12/05	50,000	49,667
3.43%, 09/29/05	78,000	77,337
3.46%, 09/29/05	64,000	63,451
+ Citigroup Funding, Inc.		
3.11%, 07/01/05	446,000	446,000
3.21%, 07/21/05	200,000	199,644
3.21%, 07/22/05	181,000	180,662
Citigroup Global Markets Holdings, Inc.		
3.17%, 08/02/05	246,000	245,311
3.27%, 09/01/05	250,000	248,605
◆+ Clipper Receivables Co., LLC Section 4(2) / 144A		
3.09%, 07/05/05	76,000	75,974
3.19%, 07/18/05	30,000	29,955
3.11%, 07/21/05	50,000	49,914
◆+ Concord Minutemen Capital Co., Series A Section 3c7 / 144A		
2.81%, 07/06/05	30,000	29,988
2.83%, 07/06/05	69,000	68,973
3.25%, 07/22/05	20,000	19,962
2.96%, 08/11/05	50,000	49,834
3.07%, 08/16/05	152,252	151,664
3.01%, 08/18/05	69,000	68,728
◆+ Crown Point Capital Co., L.L.C., Section 3c7 / 144A		
3.09%, 07/12/05	36,000	35,966
3.09%, 07/19/05	131,000	130,799
3.17%, 07/26/05	11,000	10,976
2.95%, 08/08/05	99,000	98,696
3.37%, 10/20/05	96,468	95,480
3.44%, 11/16/05	98,292	97,017
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A		
3.16%, 07/13/05	265,000	264,722
3.17%, 07/25/05	200,000	199,580
3.17%, 07/26/05	150,000	149,672
3.17%, 07/27/05	300,000	299,317
3.26%, 07/28/05	150,000	149,634

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.30%, 09/06/05	100,000	99,390
3.30%, 09/07/05	100,000	99,381
+ Dexia Delaware L.L.C.		
3.30%, 09/09/05	200,000	198,726
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.78%, 07/07/05	50,000	49,977
2.82%, 07/15/05	20,000	19,978
3.31%, 09/09/05	10,000	9,936
3.43%, 09/28/05	45,000	44,622
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
3.08%, 07/07/05	23,000	22,988
3.13%, 07/08/05	25,000	24,985
3.14%, 07/12/05	20,000	19,981
3.25%, 07/15/05	10,000	9,987
3.23%, 07/25/05	50,000	49,893
3.23%, 07/26/05	47,000	46,895
3.17%, 07/27/05	20,000	19,954
3.26%, 07/28/05	25,000	24,939
3.27%, 07/28/05	25,000	24,939
3.31%, 08/02/05	18,000	17,947
3.46%, 09/28/05	50,000	49,576
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
3.26%, 07/25/05	17,062	17,025
3.17%, 07/27/05	19,162	19,118
2.96%, 07/28/05	11,153	11,129
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
3.05%, 07/01/05	16,000	16,000
3.07%, 07/11/05	11,000	10,991
3.09%, 07/19/05	53,670	53,588
3.09%, 07/20/05	90,000	89,854
3.13%, 07/26/05	53,000	52,886
3.31%, 09/06/05	10,000	9,939
3.43%, 09/26/05	60,000	59,507
General Electric Capital Corp.		
2.86%, 07/20/05	371,000	370,448
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
3.10%, 07/06/05	96,000	95,959
3.18%, 07/13/05	100,000	99,894
3.09%, 07/18/05	57,958	57,874
3.23%, 07/19/05	100,000	99,839
3.24%, 07/22/05	55,000	54,896
3.29%, 07/28/05	75,000	74,816
3.32%, 08/01/05	9,000	8,974
◆+ Grampian Funding, LLC., Section 4(2) / 144A		
3.43%, 09/28/05	60,000	59,496
3.60%, 12/20/05	100,000	98,309

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Greyhawk Funding L.L.C., Section 4(2) / 144A		
3.15%, 07/11/05	39,000	38,966
HSBC U.S.A., Inc.		
3.32%, 08/01/05	75,000	74,786
3.59%, 12/20/05	50,000	49,159
Irish Life & Permanent, PLC, Section 4(2) / 144A		
3.29%, 09/07/05	85,000	84,477
3.30%, 09/12/05	50,000	49,668
3.30%, 09/13/05	10,000	9,933
3.45%, 11/10/05	50,000	49,379
+ IXIS Commercial Paper Corp., Section 4(2) / 144A		
3.26%, 07/11/05	11,250	11,240
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
3.13%, 07/13/05	8,078	8,070
3.16%, 07/18/05	44,316	44,250
3.17%, 07/18/05	125,391	125,204
3.19%, 07/19/05	90,229	90,086
3.26%, 07/25/05	49,155	49,048
3.23%, 07/26/05	100,000	99,776
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.84%, 07/15/05	21,800	21,776
3.07%, 08/25/05	98,700	98,244
3.15%, 09/09/05	38,200	37,970
3.31%, 09/12/05	34,400	34,171
3.25%, 09/19/05	14,000	13,900
3.35%, 10/03/05	100,000	99,141
3.33%, 10/11/05	20,100	19,913
3.38%, 11/08/05	50,000	49,401
3.46%, 11/15/05	28,000	27,637
3.51%, 12/09/05	10,000	9,846
+ KBC Financial Products International, Ltd., Section 4(2) / 144A		
3.37%, 10/12/05	104,000	103,015
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
3.18%, 07/15/05	192,000	191,763
3.25%, 09/20/05	15,000	14,892
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
3.09%, 07/14/05	10,000	9,989
2.86%, 07/18/05	14,000	13,981
3.22%, 07/18/05	70,196	70,090
3.26%, 07/18/05	72,000	71,890
2.88%, 07/25/05	45,000	44,915
3.07%, 08/16/05	100,000	99,613
3.07%, 08/23/05	10,000	9,955
3.15%, 09/01/05	225,000	223,799

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ Mane Funding Corp., Section 4(2) / 144A		
3.22%, 07/22/05	50,000	49,906
3.27%, 07/25/05	29,640	29,576
3.26%, 07/27/05	100,332	100,096
3.31%, 07/27/05	51,647	51,524
3.31%, 07/29/05	40,115	40,012
3.31%, 09/08/05	48,000	47,698
3.43%, 09/21/05	20,000	19,845
3.43%, 09/22/05	100,000	99,216
3.43%, 09/23/05	60,000	59,524
Morgan Stanley		
3.15%, 07/19/05	111,000	110,826
3.19%, 07/20/05	50,000	49,916
3.23%, 07/20/05	50,000	49,915
3.45%, 11/14/05	200,000	197,439
+ National Australia Funding (Delaware) Inc.		
3.18%, 07/25/05	20,000	19,958
◆ Newcastle Certificates Program, Section 4(2) / 144A		
Series 2000A		
3.23%, 07/13/05	77,875	77,791
3.33%, 07/08/05	18,500	18,488
3.24%, 07/18/05	5,300	5,292
3.38%, 07/26/05	25,000	24,941
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
3.09%, 07/06/05	18,541	18,533
3.30%, 07/07/05	50,000	49,973
2.89%, 07/13/05	13,000	12,988
2.93%, 07/28/05	30,449	30,383
2.96%, 08/08/05	10,000	9,969
◆+ Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
3.14%, 07/14/05	136,069	135,915
3.16%, 07/18/05	87,316	87,186
3.26%, 07/25/05	35,000	34,924
3.23%, 07/26/05	178,000	177,602
◆ Park Granada, L.L.C., Section 4(2) / 144A		
3.26%, 07/25/05	45,000	44,903
3.27%, 07/29/05	150,000	149,620
3.20%, 08/01/05	16,500	16,455
◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A		
3.13%, 07/14/05	63,000	62,929
3.15%, 07/15/05	81,323	81,224
◆+ Ranger Funding Co. L.L.C., Section 4(2) / 144A		
3.19%, 07/19/05	86,590	86,453

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ San Paolo IMI U.S. Financial Co.		
3.09%, 07/21/05	100,000	99,829
+ Santander Central Hispano Finance (Delaware), Inc.		
2.81%, 07/13/05	210,000	209,806
3.31%, 09/09/05	110,000	109,298
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
2.86%, 07/15/05	82,249	82,159
3.33%, 09/19/05	111,547	110,735
3.33%, 09/27/05	21,000	20,832
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
2.81%, 07/01/05	27,000	27,000
3.08%, 07/12/05	200,000	199,813
3.09%, 07/13/05	28,000	27,971
3.15%, 09/02/05	45,000	44,756
3.46%, 11/21/05	84,000	82,866
Skandinaviska Enskilda Banken AB		
2.81%, 07/12/05	70,000	69,941
3.25%, 09/16/05	55,000	54,624
3.26%, 09/16/05	39,000	38,732
Societe Generale North America, Inc.		
2.73%, 07/06/05	150,000	149,944
The Goldman Sachs Group, Inc.		
3.47%, 11/21/05	90,000	88,781
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
3.26%, 07/27/05	12,000	11,972
◆+ Triple-A One Funding Corp., Section 4(2) / 144A		
3.26%, 07/25/05	20,658	20,613
+ UBS Finance (Delaware) Inc.		
3.08%, 07/08/05	315,000	314,812
3.24%, 07/25/05	10,600	10,577
+ Westpac Capital Corp.		
3.45%, 11/28/05	150,000	147,881
3.46%, 11/29/05	100,000	98,574
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.92%, 07/07/05	10,381	10,376
3.43%, 09/26/05	44,653	44,286
◆+ Windmill Funding Corp., Section 4(2) / 144A		
3.09%, 07/08/05	49,000	48,971
3.17%, 07/18/05	85,000	84,873
3.19%, 07/19/05	25,000	24,960
3.19%, 07/21/05	160,000	159,717
3.23%, 07/21/05	67,000	66,880
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
3.19%, 07/19/05	29,189	29,143
		15,331,064

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 26.3%		
Alliance & Leicester, PLC		
3.08%, 07/18/05	50,000	50,000
3.32%, 10/18/05	55,000	54,945
3.58%, 12/20/05	25,000	25,000
American Express Bank FSB		
3.09%, 07/07/05	120,000	120,000
American Express Centurion Bank		
3.30%, 09/06/05	128,000	128,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.77%, 07/06/05	220,000	220,000
3.33%, 10/11/05	20,000	20,000
3.46%, 11/28/05	185,000	185,000
3.49%, 12/02/05	50,000	50,000
Bank of The West		
3.33%, 09/27/05	46,000	46,000
Bank of Tokyo-Mitsubishi, Ltd.		
3.27%, 07/27/05	170,000	170,000
Barclays Bank PLC		
3.57%, 12/19/05	89,000	89,000
BNP Paribas		
3.30%, 09/12/05	163,000	163,000
3.43%, 11/08/05	300,000	300,000
3.46%, 11/28/05	410,000	410,000
Calyon		
3.37%, 11/09/05	265,000	265,000
3.40%, 11/10/05	235,000	235,000
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	338,000	338,000
Citibank, N.A.		
3.27%, 08/31/05	113,000	113,000
Credit Suisse First Boston		
3.15%, 07/29/05	15,000	15,000
3.19%, 08/09/05	643,000	643,000
3.27%, 09/02/05	75,000	75,000
Danske Bank A/S		
3.18%, 07/18/05	30,000	30,000
3.23%, 07/26/05	247,000	247,000
DePfa Bank, PLC		
2.77%, 07/05/05	20,000	20,000
3.11%, 09/01/05	80,000	80,000
Deutsche Bank, AG		
3.31%, 09/08/05	150,000	149,998
3.31%, 09/16/05	175,000	175,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dexia Credit Local		
3.23%, 07/22/05	182,000	182,000
DnB NOR Bank		
3.40%, 11/10/05	50,000	50,001
HSBC Bank, PLC		
3.11%, 07/25/05	245,000	245,000
3.03%, 08/22/05	260,000	260,000
HSBC Bank, USA		
3.44%, 11/21/05	41,000	40,996
KBC Bank NV		
3.11%, 07/15/05	113,000	113,000
3.14%, 07/15/05	122,000	122,000
Landesbank Hessen-Thuringen Girozentrale		
3.15%, 09/12/05	200,000	200,002
3.45%, 11/14/05	50,000	50,000
Lloyds TSB Bank, PLC		
3.45%, 11/17/05	90,000	89,992
3.46%, 12/01/05	115,000	115,002
Mizuho Corp. Bank, Ltd.		
3.20%, 08/08/05	80,000	80,000
3.21%, 08/08/05	90,000	90,000
Nordea Bank Finland, PLC		
3.30%, 09/09/05	100,000	100,000
Royal Bank of Scotland, PLC		
2.17%, 07/01/05	145,000	145,000
3.25%, 07/28/05	195,000	195,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	160,000	160,000
Societe Generale		
3.23%, 09/23/05	200,000	200,000
3.51%, 12/15/05	300,000	300,000
3.54%, 12/16/05	200,000	200,000
Svenska Handelsbanken AB		
3.11%, 07/14/05	282,000	282,000
3.19%, 08/10/05	360,000	360,000
Toronto Dominion Bank		
3.44%, 11/09/05	15,000	14,996
3.47%, 12/05/05	263,000	263,000
3.54%, 12/09/05	170,000	170,000
U.S. Bank, N.A.		
2.86%, 08/03/05	150,000	150,000
3.20%, 09/15/05	20,000	20,000
3.34%, 10/03/05	304,000	304,000
3.32%, 10/11/05	173,000	173,000
3.45%, 11/18/05	100,000	100,000
Unicredito Italiano SpA		
3.34%, 10/12/05	548,000	548,000
Washington Mutual Bank, FA		
3.27%, 09/26/05	145,000	145,000
3.44%, 11/22/05	198,000	198,000
Wells Fargo Bank, N.A.		
3.26%, 07/07/05	262,000	261,999
3.27%, 07/12/05	299,000	298,999
3.25%, 07/28/05	230,000	230,000
Westpac Banking Corp.		
3.22%, 08/10/05	197,000	197,000
Wilmington Trust Co.		
2.81%, 07/05/05	42,000	42,000
		11,112,930

Bank Notes 1.5%

Bank of America, N.A.		
2.98%, 08/19/05	300,000	300,000
2.98%, 08/23/05	310,000	310,000
		610,000

Promissory Notes 0.2%

• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	50,000	50,000
2.93%, 07/15/05	40,000	40,000
		90,000

Variable-Rate Obligations 17.3% of net assets

+ **ABAG Financial Authority for Nonprofit Corps., California**		
RB (Public Pole Institute) Series 2002B		
3.36%, 07/07/05	17,830	17,830
+ **Albuquerque, New Mexico Airport**		
RB Series 2000B		
3.37%, 07/07/05	16,200	16,200
Bank of New York Co., Inc., 144A		
3.35%, 07/27/05	75,000	75,000
Barclays Bank, PLC		
3.28%, 07/05/05	90,000	89,984
3.07%, 07/05/05	128,000	127,973

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.13%, 07/11/05	80,000	79,986
3.15%, 07/18/05	45,000	44,985
3.21%, 07/21/05	467,000	466,921
3.26%, 08/01/05	320,000	319,965
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/14/05	200,000	199,978
BNP Paribas		
3.18%, 07/18/05	95,000	94,980
Canadian Imperial Bank of Commerce		
3.28%, 07/15/05	100,000	100,000
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.27%, 07/22/05	61,000	60,997
+ **CFM International, Inc., 144A**		
3.33%, 07/07/05	18,990	18,990
+ **Cook County, ILL.**		
Series 2004D		
3.36%, 07/07/05	30,000	30,000
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/14/05	100,000	99,989
3.20%, 07/15/05	47,000	47,000
Fannie Mae		
2.99%, 07/05/05	195,000	194,967
3.21%, 07/29/05	280,000	279,979
Federal Home Loan Bank		
3.05%, 07/05/05	250,000	249,967
• **GE Life & Annuity Assurance Co.**		
3.19%, 07/01/05	150,000	150,000
General Electric Capital Corp.		
3.28%, 07/11/05	175,000	175,000
3.34%, 07/18/05	75,000	75,000
• **The Goldman Sachs Group, Inc., 144A**		
3.23%, 07/11/05	225,000	225,000
• **The Goldman Sachs Group, Inc.**		
3.18%, 07/05/05	25,000	25,000
3.36%, 07/28/05	140,000	140,000
3.32%, 07/22/05	185,000	185,000
+ **HBOS Treasury Service, PLC**		
3.09%, 07/05/05	26,000	26,000
3.27%, 07/26/05	160,000	160,000
HSH Nordbank, AG		
3.12%, 07/11/05	291,000	290,977
3.13%, 07/11/05	91,000	90,987

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
J.P. Morgan Securities, Inc., 144A		
3.11%, 07/01/05	200,000	200,000
Landesbank Baden-Wurttemberg		
3.10%, 07/07/05	24,000	23,997
3.15%, 07/13/05	15,000	14,999
3.22%, 07/22/05	50,000	49,996
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C.,** **Section 4(2) / 144A**		
3.10%, 07/05/05	100,000	99,993
3.23%, 07/19/05	20,000	19,999
3.27%, 07/26/05	75,000	74,998
3.27%, 07/27/05	20,000	19,999
3.29%, 07/29/05	49,000	48,995
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
3.20%, 07/14/05	27,000	27,000
3.17%, 07/15/05	22,000	21,998
3.27%, 07/25/05	80,000	79,999
3.30%, 07/26/05	25,000	25,000
+ **Loanstar Assets Partners II, L.P.**		
3.32%, 07/07/05	45,000	45,000
+ **Lowndes Corp., Georgia, 144A**		
Taxable Demand Bond Series 1997		
3.36%, 07/07/05	3,300	3,300
+ **Merlot Trust Section 4(2) / 144A**		
Series 2000B		
3.49%, 07/07/05	32,630	32,630
Series 2001A67		
3.49%, 07/07/05	35,065	35,065
Series 2001A7		
3.49%, 07/07/05	15,470	15,470
• **Metropolitan Life Insurance Co.**		
3.18%, 07/01/05	100,000	100,000
3.16%, 07/30/05	50,000	50,000
• **Monumental Life Insurance Co.**		
3.27%, 07/01/05	100,000	100,000
Morgan Stanley		
3.13%, 07/05/05	240,000	240,000
+ **New Jersey Economic Development Authority**		
Adjustable Rate Lease Revenue		
Taxable Bonds (Barnes & Noble,		
Inc. Distribution & Freight		
Consolidation Center Project)		
Series 1995A		
3.27%, 07/07/05	13,310	13,310

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B		
3.27%, 07/07/05	10,000	10,000
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A		
3.27%, 07/07/05	21,480	21,480
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B		
3.27%, 07/07/05	20,000	20,000
Norddeutsche Landesbank Girozentrale		
3.10%, 07/05/05	30,000	29,996
3.15%, 07/11/05	100,000	99,981
3.15%, 07/12/05	80,000	79,997
3.17%, 07/14/05	75,000	74,985
3.18%, 07/18/05	50,000	49,998
3.26%, 07/25/05	50,000	50,000
Royal Bank of Canada		
3.20%, 07/11/05	60,000	60,000
Royal Bank of Scotland, PLC		
3.09%, 07/05/05	150,000	149,979
3.09%, 07/06/05	90,000	89,985
3.24%, 07/21/05	185,000	185,000
+ Santa Rosa, California		
Pension Obligation Revenue Taxable Bonds Series 2003A		
3.36%, 07/07/05	9,400	9,400
+ SE Christian Church, Jefferson County, Kentucky		
Series 2003		
3.34%, 07/07/05	9,300	9,300
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
3.17%, 07/15/05	166,000	165,986
3.20%, 07/15/05	110,000	110,007
3.26%, 07/25/05	109,000	108,988
3.28%, 08/01/05	72,000	71,998
+ Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska		
Series 2001		
3.34%, 07/07/05	11,860	11,860
• Travelers Insurance Co.		
3.38%, 07/29/05	100,000	100,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Wachovia Asset Securitization, Inc., 144A		
Series 2005-HM1A Class AMM		
3.29%, 07/25/05	60,000	60,000
Wells Fargo & Co., 144A		
3.18%, 07/05/05	75,000	75,000
3.19%, 07/15/05	165,000	165,002
		7,309,345

Security	Maturity Amount ($ x 1,000)	

Other Investments 18.5% of net assets

Repurchase Agreements 18.5%

Bank of America Securities L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $2,300,100		
3.45%, issued 06/30/05 , due 07/01/05	2,000,192	2,000,000
3.30%, issued 06/28/05 , due 07/05/05	255,164	255,000
Bear Stearns & Co. Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $411,163		
3.45%, issued, 06/30/05 due 07/01/05	253,024	253,000
3.21%, issued, 06/23/05 due 07/07/05	150,187	150,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $319,236		
3.40%, issued 06/30/05 due 07/01/05	216,994	216,973
3.09%, issued 05/25/05 due 07/07/05	96,354	96,000
Goldman Sachs Group Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $2,040,000		
3.45%, issued 06/30/05 due 07/01/05	2,000,192	2,000,000

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
J.P. Morgan Chase & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $408,000 3.44%, issued 06/30/05 due 07/01/05	400,038	400,000
Morgan Stanley & Co. Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,280,826 3.40%, issued 06/30/05 due 07/01/05	655,062	655,000
3.45%, issued 06/30/05 due 07/01/05	600,058	600,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,218,906 3.43%, issued 06/30/05 due 07/01/05	900,086	900,000
3.21%, issued 06/23/05 due 07/07/05	295,368	295,000
		7,820,973

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At June 30, 2005, portfolio holdings included illiquid and/or restricted securities as follows:		
Blue Spice, L.L.C., Section 4(2) / 144A		
3.29%, 06/28/05, 07/12/05	70,000	69,930
3.15%, 06/10/05, 07/13/05	82,000	81,914
3.21%, 06/16/05, 07/20/05	64,000	63,892
		215,736
The Goldman Sachs Group, Inc.		
3.18%, 02/03/05, 07/05/05	25,000	25,000
2.85%, 01/06/05, 07/06/05	50,000	50,000
2.93%, 01/19/05, 07/15/05	40,000	40,000
3.32%, 02/22/05, 07/22/05	185,000	185,000
3.36%, 02/28/05, 07/28/05	140,000	140,000
		440,000
The Goldman Sachs Group, Inc., 144A		
3.23%, 07/07/04, 07/11/05	225,000	**225,000**
GE Life & Annuity		
3.19%, 02/01/05, 07/01/05	150,000	**150,000**
Metropolitan Life Insurance Co.		
3.18%, 02/01/05, 07/01/05	100,000	100,000
3.16%, 12/28/00, 07/30/05	50,000	50,000
		150,000
Monumental Life Insurance Co.		
3.27%, 06/10/93, 07/01/05	100,000	**100,000**
Travelers Insurance Co.		
3.38%, 10/31/03, 07/29/05	100,000	**100,000**

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$34,453,339
Repurchase agreements, at value	7,820,973
Interest receivable	75,002
Prepaid expenses	+ 555
Total assets	**42,349,869**

Liabilities

Payables:	
Dividends to shareholders	42,962
Investments bought	89,984
Investment adviser and administrator fees	939
Transfer agent and shareholder service fees	1,569
Trustees' fees	18
Accrued expenses	+ 1,521
Total liabilities	**136,993**

Net Assets

Total assets	42,349,869
Total liabilities	− 136,993
Net assets	**$42,212,876**

Net Assets by Source

Capital received from investors	42,212,925
Net realized capital losses	(49)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$42,212,876		42,213,484		$1.00

The amortized cost of the fund's securities was $42,274,312 Includes illiquid and/or restricted securities worth $1,380,736, or 3.3% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $12,865,087 or 30.5% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $42,274,312

As of December 31, 2004:

Unused capital losses:
Expires 12/31 of:	Loss amount:
2007	$49

16   *See financial notes.*

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$592,505**

Expenses

Investment adviser and administrator fees		67,705
Transfer agent and shareholder service fees		96,891
Trustees' fees		89
Custodian and portfolio accounting fees		1,753
Professional fees		93
Registration fees		313
Shareholder reports		1,876
Other expenses	+	313
Total expenses		169,033
Expense reduction	−	9,700
Net expenses		**159,333**

Increase in Net Assets from Operations

Total investment income		592,505
Net expenses	−	159,333
Net investment income		**433,172**
Increase in net assets from operations		**$433,172**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through December 31, 2005 to 0.74% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

See financial notes. 17

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$433,172	$316,431
Increase in net assets from operations	**433,172**	**316,431**

Distributions Paid

Dividends from net investment income	**433,172**	**316,431**

Transactions in Fund Shares

Shares sold	65,755,636	131,897,898
Shares reinvested	384,918	310,836
Shares redeemed	+ (67,950,526)	(137,265,143)
Net transactions in fund shares	**(1,809,972)**	**(5,056,409)**

Net Assets

Beginning of period	44,022,848	49,079,257
Total decrease	+ (1,809,972)	(5,056,409)
End of period	**$42,212,876**	**$44,022,848**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$316,431
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The Fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide Investment Advisory and administrative services and with

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab

Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If

the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Money Market Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. With respect to Schwab Money Market Fund, the Board asked CSIM to consider whether certain measures might reduce the fund's operating expenses or better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. The Board requested that CSIM report the results of its study at the next regular Board meeting. Following such evaluation and based upon CSIM's agreement to perform such study, as requested by the Board, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other

benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. With respect to the Schwab Money Market Fund, the Board also considered Schwab's agreement that that fund's net operating expenses (excluding interest, taxes and certain non-routine expenses) would not exceed 74 (seventy-four) basis

points for the period January 1, 2005 until April 30, 2006. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.
[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

26

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Fund™

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R Schwab



Management's Discussion for the six months ended June 30, 2005

Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the overall management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.



Walter Beveridge, a portfolio manager, is responsible for day-to-day management of the fund. Prior to joining the firm in 1992, he worked for nearly 10 years in asset management.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report

In this type of economic climate and market environment, we allowed the fund's weighted average maturity (WAM) to shorten to a more neutral position versus our peers.

period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

As noted above, the Fed continued in its tightening mode, raising short-term interest rates 0.25% at each of its four meetings this year. At the end of the six-month report period, the rate was 3.25%. The higher taxable rates translated into higher municipal money market yields, as well. Yields on municipal variable-rate demand notes rose significantly during this period. The Bond Market Association's seven-day muni index averaged 2.25% during the six-month report period, 0.80% higher than the prior six-month period. This change had a positive impact on muni money fund yields, which rose 0.60% on average over the report period.

In this type of economic climate and market environment, we allowed the fund's weighted average maturity (WAM) to shorten to a more neutral position versus our peers. When the opportunity arose, we added commercial paper with maturities of 30-90 days, as they offered the best relative value of any other assets during the report period. We also increased our exposure to attractively priced seven-day variable-rate notes.

Despite the ongoing rising-rate environment, municipal-note supply remained steady in the first half of 2005. During this period, issuance of commercial paper and seven-day variable-rate notes was strong.

Performance and Fund Facts as of 6/30/05

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™	Select Shares®	Institutional Shares
Ticker Symbol	SWXXX	SWTXX	SWLXX	SWOXX
Seven-Day Yield[1]	1.84%	2.04%	2.14%	2.25%
Seven-Day Yield–No Waiver[2]	1.68%	1.91%	1.91%	1.91%
Seven-Day Effective Yield[1]	1.86%	2.06%	2.17%	2.28%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	2.86%	3.17%	3.34%	3.51%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	39 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	75%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares	$25,000
($15,000 for IRA and custodial accounts)	
Select Shares	$1,000,000
Institutional Shares	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yield assumes a 2005 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.

[4] Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Municipal Money Fund™				
Sweep Shares				
Actual Return	0.66%	$1,000	$1,007.50	$3.29
Hypothetical 5% Return	0.66%	$1,000	$1,021.52	$3.31
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,008.60	$2.24
Hypothetical 5% Return	0.45%	$1,000	$1,022.56	$2.26
Select Shares®				
Actual Return	0.35%	$1,000	$1,009.00	$1.74
Hypothetical 5% Return	0.35%	$1,000	$1,023.06	$1.76
Institutional Shares				
Actual Return	0.24%	$1,000	$1,009.60	$1.20
Hypothetical 5% Return	0.24%	$1,000	$1,023.60	$1.20

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	(0.00)[1]	0.01	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.75[2]	0.60	0.46	0.91	2.23	3.53
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66[3]	0.66	0.66	0.66	0.66	0.67[4]
Gross operating expenses	0.81[3]	0.81	0.81	0.82	0.83	0.84
Net investment income	1.51[3]	0.60	0.46	0.90	2.21	3.47
Net assets, end of period ($ x 1,000,000)	7,067	7,563	7,494	7,435	7,265	6,780

Value Advantage Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.02	0.04
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.86[2]	0.81	0.68	1.12	2.45	3.75
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.45	0.46[5]
Gross operating expenses	0.58[3]	0.58	0.58	0.59	0.61	0.64
Net investment income	1.72[3]	0.80	0.68	1.11	2.35	3.70
Net assets, end of period ($ x 1,000,000)	3,206	3,245	3,901	4,480	3,778	2,919

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.66% if certain non-routine expenses (proxy fees) had not been included.

[5] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	1/1/05– 6/30/05*	1/1/04– 12/31/04	6/2/03[1]– 12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.01	0.01	(0.00)[2]
Less distributions:			
Dividends from net investment income	(0.01)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	0.90[3]	0.92	0.39[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.35[4]	0.35	0.35[4]
Gross operating expenses	0.59[4]	0.58	0.58[4]
Net investment income	1.84[4]	0.93	0.68[4]
Net assets, end of period ($ x 1,000,000)	863	727	474

Institutional Shares	1/1/05– 6/30/05*	1/1/04– 12/31/04	6/2/03[1]– 12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.01	0.01	(0.00)[2]
Less distributions:			
Dividends from net investment income	(0.01)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	0.96[3]	1.03	0.45[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.24[4]	0.24	0.24[4]
Gross operating expenses	0.58[4]	0.58	0.58[4]
Net investment income	1.92[4]	1.08	0.80[4]
Net assets, end of period ($ x 1,000,000)	1,597	1,459	718

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

▹ Liquidity-enhanced security

■ Variable-rate security

◆ Delayed-delivery security

▯ Restricted but deemed liquid security comprised of 144A

▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
103.2% Municipal Securities	13,143,595	13,143,595
103.2% Total Investments	13,143,595	13,143,595
(3.2)% Other Assets and Liabilities		(410,672)
100.0% Net Assets		12,732,923

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 103.2% of net assets		
Alabama 0.9%		
Alabama IDA ✚■ IDRB (Scientific Utilization) Series 1996 2.65%, 07/07/05	1,620	1,620
Bessemer Medical Clinic Board ✚▹ RB Series 1990A 2.80%, 06/15/06	14,725	14,725
Birmingham Public Educational Building Auth ✚■ Student Housing RB Series 2005A 2.29%, 07/07/05	6,415	6,415
Birmingham Special Care Facilities Financing Auth ✚■ Health Care Facility RB (Eastern Health System) Series 2003A 2.28%, 07/07/05	36,500	36,500
Daphne Utilities Board ✚▹■ Water, Gas & Sewer Refunding RB Series 2000 2.31%, 07/07/05	7,630	7,630
Decatur IDB ■ Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 2.33%, 07/07/05	17,000	17,000
Dothan IDB ✚■ IDRB (Baxley Blowpipe) Series 1997 3.03%, 07/07/05	200	200
Ft Payne IDA ✚■ IDRB (Charleston Hosiery) Series 1997 2.39%, 07/07/05	800	800
Hoover Board of Education ✚▹■▯ Capital Outlay TAN Series 2001 2.32%, 07/07/05	9,860	9,860
Indian Springs Village ✚■ RB (Joseph Bruno Montessori Academy) Series 1999 2.50%, 07/07/05	1,190	1,190

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Scottsboro		
✚■ School Warrants Series 1997		
2.29%, 07/07/05	3,655	3,655
Stevenson IDB		
✚■ Environmental Improvement RB (Mead Corp) Series 1997		
2.32%, 07/07/05	17,300	17,300
Tuscaloosa Cnty		
✚■ IDRB (Knight Specialties) Series 1998		
2.55%, 07/07/05	885	885
		117,780
Alaska 0.3%		
Alaska HFC		
✚◗■▮ General Mortgage RB Series 1999A		
2.32%, 07/07/05	21,805	21,805
◗■ General Mortgage RB Series 2002A		
2.32%, 07/07/05	5,995	5,995
Alaska Industrial Development & Export Auth		
✚◗■ Revolving Fund Bonds Series 1997A		
2.36%, 07/07/05	4,850	4,850
		32,650
Arizona 1.6%		
Arizona Health Facilities Auth		
✚◗■ Hospital RB (Northern Arizona Healthcare System) Series 1996B		
2.28%, 07/07/05	7,050	7,050
✚◗■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985A		
2.28%, 07/07/05	5,595	5,595
✚◗■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985B		
2.28%, 07/07/05	9,310	9,310
Arizona Higher Education Loan Auth		
■ Student Loan RB Sr Series 2005A		
2.80%, 08/11/05	88,900	88,900
Chandler IDA		
✚■ IDRB (South Bay Circuits) Series 1999A		
2.46%, 07/07/05	1,300	1,300
Deer Valley Unified SD No.97		
✚ School Improvement Bonds Project of 2004 Series 2005A		
2.64%, 07/01/06	10,000	10,133
Maricopa Cnty IDA		
✚■ M/F Mortgage Refunding RB (San Fernando Apts) Series 2004		
2.32%, 07/07/05	7,750	7,750
Phoenix Civic Improvement Corp		
✚■ Subordinated Excise Tax RB (Airport Improvements) Series 1995		
2.28%, 07/07/05	1,000	1,000
Pine Ridge Village/Campus Heights LLC		
✚◗■ RB (Northern Arizona University) Series 2005		
2.32%, 07/07/05	20,000	20,000
Salt River Pima-Maricopa Indian Community		
✚■ Bonds Series 2005		
2.30%, 07/07/05	5,000	5,000
Sun Devil Energy Center		
✚◗■ RB (Arizona State University) Series 2004		
2.32%, 07/07/05	19,000	19,000
Tempe IDA		
✚■ RB (ASUF Brickyard) Series 2004A		
2.30%, 07/07/05	11,210	11,210
Yavapai Cnty IDA		
✚◗■ Hospital RB (Yavapai Regional Medical Center) Series 1997B		
2.28%, 07/07/05	14,250	14,250
		200,498

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Arkansas 0.1%		
Arkansas Development Finance Auth		
✚■ IDRB (C&C Holding Co) Series 1998 2.40%, 07/07/05	850	850
Independence Cnty		
✚■ IDRB (Townsends) Series 1996 2.34%, 07/07/05	9,000	9,000
		9,850
California 3.9%		
Access Loans For Learning Student Loan Corp		
✚■ Student Loan Program RB Series II-A1 2.33%, 07/07/05	35,000	35,000
✚■ Student Loan Program RB Series II-A2 2.35%, 07/07/05	20,000	20,000
✚■ Student Loan Program RB Series II-A3 2.33%, 07/07/05	23,700	23,700
✚■ Student Loan Program RB Sr Series II-A8 2.35%, 07/07/05	22,150	22,150
✚■ Student Loan Program RB Sr Series II-A9 2.30%, 07/07/05	74,000	74,000
California		
✚◗■ Various Purpose GO Bonds 2.56%, 07/07/05	110	110
California Dept of Water Resources		
✚■ Power Supply RB Series 2002C-17 2.35%, 07/07/05	1,000	1,000
California HFA		
✚◗■ Home Mortgage RB Series 2003D 2.28%, 07/07/05	13,000	13,000
✚◗■ Home Mortgage RB Series 2003H 2.28%, 07/07/05	975	975

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■▲ Home Mortgage RB Series 2005A 2.28%, 07/07/05	52,000	52,000
◗■ Home Mortgage RB Series 2005B 2.37%, 07/01/05	30,220	30,220
◗■ M/F Housing RB III Series 2002E 2.29%, 07/07/05	6,330	6,330
California School Cash Reserve Program Auth		
✚ Pool Bonds Series 2004A 1.60%, 07/06/05	10,000	10,002
California Statewide Communities Development Auth		
◆ TRAN Series 2005A-2 2.62%, 06/30/06	12,500	12,668
◆ TRAN Series 2005A-3 2.62%, 06/30/06	7,500	7,600
TRAN Series 2005A-4		
◆ 2.62%, 06/30/06	42,500	43,070
◆ 2.63%, 06/30/06	30,000	30,399
◆ TRAN Series 2005A-5		
2.62%, 06/30/06	50,000	50,670
2.63%, 06/30/06	18,000	18,240
Los Angeles Cnty Metropolitan Transportation Auth		
✚ Second Subordinate Sales Tax Revenue TECP Series A 2.37%, 07/06/05	28,051	28,051
San Joaquin Cnty Transportation Auth		
✚ Sales Tax Revenue TECP 2.45%, 07/07/05	7,000	7,000
University of California		
TECP Series A 2.43%, 07/07/05	10,000	10,000
		496,185
Colorado 5.0%		
Arapahoe Cnty		
✚■ Refunding IDRB (Denver Jetcenter) Series 1997 3.00%, 07/30/05	3,500	3,500
Arvada		
✚◗■ Water Enterprise RB Series 2001 2.90%, 07/01/05	4,100	4,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Centerra Metropolitan Dist No.1		
+■ RB Series 2004		
2.31%, 07/07/05	10,000	10,000
Colorado		
▶■ Education Loan Program TRAN		
Series 2004A		
2.43%, 07/07/05	34,920	34,920
General Fund TRAN		
Series 2005A		
2.62%, 06/27/06	230,000	232,641
Colorado Dept of Transportation		
+▶■ Transportation RAN		
Series 2004A		
2.31%, 07/07/05	9,500	9,500
Colorado Educational & Cultural Facilities Auth		
+■ Student Housing Facilities RB		
(Campus Village Apts)		
Series 2005		
2.30%, 07/07/05	22,865	22,865
Colorado Health Facilities Auth		
+▶■ Hospital Revenue RB (NCMC, Inc) Series 2005		
2.28%, 07/08/05	17,000	17,000
Colorado Housing & Finance Auth		
+■ Economic Development RB (Pemracs) Series 2000A		
2.46%, 07/07/05	3,370	3,370
S/F Mortgage Class I Bonds Series 2004A-4		
1.82%, 08/01/05	26,300	26,300
▶■▮ S/F Program Sr Bonds Series 1995D		
2.43%, 07/07/05	720	720
Colorado Student Loan Auth		
+▶■ Sr Lien Student Loan RB Series 1999A-2		
2.34%, 07/07/05	28,400	28,400
+▶■ Sr Lien Student Loan RB Series 1999A-3		
2.34%, 07/07/05	29,800	29,800
+▶■ Student Loan Program Sr Bonds Series 1990A		
2.40%, 07/07/05	14,400	14,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Student Loan RB		
Series 1989A		
2.34%, 07/07/05	49,400	49,400
Denver City & Cnty		
+■▲ Airport System RB		
Series 1992F		
2.33%, 07/07/05	17,875	17,875
+■▲ Airport System RB		
Series 1992G		
2.33%, 07/07/05	18,325	18,325
+▶■▲ Airport System Refunding RB Series 2000B		
2.40%, 07/07/05	10,000	10,000
+▶■▲ Airport System Refunding RB Series 2000C		
2.33%, 07/07/05	50,000	50,000
+▶■ Refunding COP (Wellington E Webb Municipal Office Building) Series 2003C-3		
2.30%, 07/07/05	20,000	20,000
Lowry Economic Development Auth		
+■ IDRB Series 2002B		
2.30%, 07/07/05	14,140	14,140
+■ Refunding RB Series 2002A		
2.30%, 07/07/05	11,260	11,260
Regional Transportation Dist		
+ Subordinated Lien Sales Tax Revenue TECP Series 2001A		
2.60%, 07/07/05	7,500	7,500
Westminster Economic Development Auth		
+■ Tax Increment RB (Westminster Plaza) Series 1997A		
2.46%, 07/07/05	6,310	6,310
		642,326
Connecticut 1.4%		
Connecticut HFA		
+▶■▮ Housing Draw Down Bonds Series 2004B		
2.33%, 07/07/05	8,205	8,205
+▶■ S/F Mortgage RB Draw Down Series 2004B		
2.33%, 07/07/05	138,780	138,780

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fairfield		
GO BAN Series 2004		
1.50%, 07/28/05	25,000	25,027
		172,012
Delaware 0.3%		
Delaware Economic Development Auth		
✚◗■ RB (Hospital Billing & Collection Service) Series 1985		
2.21%, 07/07/05	1,115	1,115
New Castle Cnty		
✚■ Airport Facility RB (Flightsafety International) Series 2002		
2.32%, 07/07/05	16,600	16,600
✚■ M/F Rental Housing RB (Fairfield English Village) Series 2005		
2.32%, 07/07/05	8,500	8,500
Sussex Cnty		
✚■ IDRB (Perdue-Agrirecycle) Series 2000		
2.34%, 07/07/05	5,300	5,300
✚■ RB (Baywood) Series 1997A		
2.51%, 07/07/05	2,400	2,400
		33,915
District of Columbia 1.3%		
District of Columbia		
✚■ Enterprise Zone RB (Crowell & Moring) Series 2001		
2.34%, 07/07/05	3,300	3,300
Fiscal Year 2005 GO TRAN		
2.50%, 09/30/05	100,000	100,234
✚◗■ GO Bonds Series 2003D-3		
2.27%, 07/07/05	9,000	9,000
✚◗■ GO Refunding Bonds Series 1999B		
2.31%, 07/07/05	14,640	14,640
✚■ RB (American Psychological Association) Series 2003		
2.35%, 07/07/05	2,755	2,755
✚■ RB (St Coletta Special Education Public Charter School) Series 2005		
2.30%, 07/07/05	4,150	4,150
District of Columbia Water & Sewer Auth		
✚◗■■ Public Utility Subordinated Lien RB Series 2003		
2.31%, 07/07/05	13,185	13,185
Metropolitan Washington Airports Auth		
✚◗■ Airport System RB Series 1997B		
2.36%, 07/07/05	1,655	1,655
✚◗■ Airport System RB Series 2001A		
2.36%, 07/07/05	5,870	5,870
✚◗■ Airport System Refunding RB Series 2002C		
2.30%, 07/07/05	1,900	1,900
✚◗■ Airport System Refunding RB Series 2004D		
2.36%, 07/07/05	2,750	2,750
		159,439
Florida 8.8%		
Alachua Cnty Health Facilities Auth		
✚◗■ Health Facilities RB (Shands Hospital, University of Florida) Series 1992R		
2.31%, 07/07/05	29,540	29,540
Brevard Cnty Health Facilities Auth		
✚■ RB (Wuesthoff Health Systems) Series 2004		
2.29%, 07/07/05	10,800	10,800
Brevard Cnty HFA		
✚■ M/F Housing RB (Manatee Cove Apts) Series 2005		
2.34%, 07/07/05	5,715	5,715
✚■ M/F Housing Refunding RB (Shore View Apts) Series 1995		
2.35%, 07/07/05	1,900	1,900
Broward Cnty Educational Facilities Auth		
✚■ Educational Facilities RB (Nova Southeastern University) Series 2000A		
2.29%, 07/07/05	10,890	10,890

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Broward Cnty HFA		
+■ M/F Housing RB (Landings of Inverrary Apts) Series 1985 2.39%, 07/07/05	7,500	7,500
+■ M/F Housing RB (Pembroke Village Apts) Series 2004 2.31%, 07/07/05	7,000	7,000
+■ M/F Housing RB (Pier Club Village Apts) Series 2004 2.29%, 07/07/05	13,800	13,800
+■ M/F Housing RB (Sanctuary Apts) Series 1985 2.39%, 07/07/05	9,000	9,000
+■ M/F Housing RB (Southern Pointe) Series 1997 2.28%, 07/07/05	7,750	7,750
+■ M/F Housing Refunding RB (Island Club Apts) Series 2001A 2.28%, 07/07/05	3,000	3,000
+■ M/F Housing Refunding RB (Reflections Apts) Series 1999 2.30%, 07/07/05	10,000	10,000
+■ M/F Housing Refunding RB (Water's Edge) Series 1997 2.28%, 07/07/05	100	100
Broward County SD		
+▶■ School Board COP Series 2005B 2.30%, 07/07/05	14,460	14,460
Charlotte Cnty		
+▶■ Refunding RB Series 2003A 2.30%, 07/07/05	30,265	30,265
+▶■ Refunding RB Series 2003B 2.30%, 07/07/05	5,800	5,800
Charlotte Cnty HFA		
+■ M/F Housing RB (Murdock Circle Apts) Series 2000 2.34%, 07/07/05	3,240	3,240
Clay Cnty Utility Auth		
+■ Utilities System RB Series 2003A 2.30%, 07/07/05	3,225	3,225

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collier Cnty Health Facilities Auth		
+■ Health Facility RB (The Moorings, Inc) Series 2005 2.38%, 07/07/05	27,000	27,000
Collier Cnty HFA		
+■ M/F Housing RB (Brittany Bay Apts) Series 2001A 2.26%, 07/07/05	1,450	1,450
Collier Cnty IDA		
+■ Educational Facilities RB (Community School of Naples) Series 2002 2.30%, 07/07/05	7,650	7,650
Dade Cnty		
+▶■ Water & Sewer System RB Series 1994 2.26%, 07/07/05	95,850	95,850
Davie		
+■ RB (United Jewish Community of Broward Cnty) Series 2003 2.30%, 07/07/05	4,600	4,600
Escambia HFA		
+▶■ S/F RB Series 2001A 2.40%, 07/07/05	1,705	1,705
Eustis		
+■ RB Installment 1997A 2.29%, 07/07/05	3,475	3,475
Florida HFA		
+■ Housing RB (Ashley Lake Park II) Series 1989J 2.26%, 07/07/05	19,535	19,535
+■ Housing RB (Caribbean Key Apts) Series 1996F 2.34%, 07/07/05	10,000	10,000
+■ Housing RB (Heron Park) Series 1996U 2.26%, 07/07/05	3,700	3,700
+■ M/F Guaranteed Mortgage RB (Oaks At Regency) Series 1983K 2.30%, 07/07/05	6,925	6,925
+■ M/F Housing RB (Cameron Cove Apts) Series 1985XX 2.41%, 07/07/05	6,100	6,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing Refunding RB (Reflections Apts) Series 2001K-A 2.27%, 07/07/05	10,600	10,600
+■ M/F Mortgage RB (Arlington Apts) Series 2004G-1 2.35%, 07/07/05	11,340	11,340
+■ M/F Mortgage RB (Clarcona Groves Apts) Series 2005A 2.31%, 07/07/05	1,000	1,000
+■ M/F Mortgage RB (Pinnacle Pointe Apts) Series 2003N 2.31%, 07/07/05	1,200	1,200
+■ M/F Mortgage Refunding RB (Monterey Lake Apts) Series 2005C 2.27%, 07/07/05	7,325	7,325
+■ M/F Mortgage Refunding RB (Victoria Park Apts) 2002J-1 2.28%, 07/07/05	9,370	9,370
+■ RB (Heritage Pointe Apts) Series 1999I-1 2.34%, 07/07/05	8,500	8,500
Florida Local Government Finance Commission Pooled TECP Series 1994A		
+ 2.50%, 08/15/05	6,900	6,900
+ 2.60%, 09/13/05	18,114	18,114
+ 2.58%, 09/14/05	9,000	9,000
Fort Lauderdale		
+▶■ RB (Pine Crest Preparatory School) Series 2002 2.30%, 07/07/05	10,000	10,000
Gainesville		
+■ IDRB (Lifesouth Community Blood Centers) Series 1999 2.29%, 07/07/05	5,100	5,100
Gainesville Utility System		
▶ CP Notes Series C 2.50%, 08/08/05	6,776	6,776
Greater Orlando Aviation Auth		
+▶■▲ Airport Facilities RB Series 2002E 2.30%, 07/07/05	67,790	67,790
Airport Facilities Subordinated TECP Series B		
+ 2.48%, 07/07/05	12,650	12,650
+ 2.90%, 07/14/05	18,000	18,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Gulf Breeze		
+▶■ Local Government Loan Program RB Series 1985B 2.29%, 07/07/05	12,620	12,620
+▶■ Local Government Loan Program RB Series 1985C 2.29%, 07/07/05	4,000	4,000
+▶■ Local Government Loan Program RB Series 1985E 2.29%, 07/07/05	4,900	4,900
Halifax Hospital Medical Center		
+■ RB (Florida Health Care Plan) Series 1998 2.31%, 07/07/05	5,200	5,200
Hillsborough Cnty Aviation Auth Airport Facilities Subordinated TECP Series B		
+ 2.48%, 07/14/05	23,700	23,700
+ 2.92%, 07/14/05	16,400	16,400
Hillsborough Cnty Educational Facilities Auth		
+■ RB (University of Tampa) Series 2000 2.35%, 07/07/05	5,500	5,500
Hillsborough Cnty IDA		
+■ Educational Facilities RB (Berkeley Preparatory School, Inc) Series 1999 2.29%, 07/07/05	4,100	4,100
+▶ IDRB (University Community Hospital) Series 1994 2.85%, 06/22/06	11,470	11,470
+■ RB (Tampa Metropolitan Area YMCA) Series 2000 2.35%, 07/07/05	7,600	7,600
Jacksonville Economic Development Commission		
+■ Educational Facilities RB (Episcopal High School) Series 2002 2.30%, 07/07/05	5,600	5,600
+■ Refunding RB (YMCA of Florida First Coast) Series 2003 2.30%, 07/07/05	4,800	4,800

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2004A-1		
2.35%, 07/07/05	10,355	10,355
Jacksonville Health Facilities Auth		
+■ Health Facilities RB (River Garden/The Coves) Series 1994		
2.34%, 07/07/05	3,265	3,265
Lee Cnty		
+■ Educational Facilities RB (Canterbury School) Series 1999		
2.29%, 07/07/05	5,900	5,900
Manatee Cnty HFA		
+■ M/F Housing RB (La Mirada Gardens) Series 2002A		
2.36%, 07/07/05	4,000	4,000
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A		
2.34%, 07/07/05	4,200	4,200
+■ M/F Mortgage Refunding RB (Hampton Court) Series 1989A		
2.29%, 07/07/05	3,500	3,500
Marion Cnty IDA		
+■ M/F Housing Refunding RB (Chambrel at Pinecastle) Series 2002		
2.27%, 07/07/05	4,000	4,000
Miami Health Facilities Auth		
+■ Health Facilities RB (Miami Jewish Home & Hospital For the Aged) Series 1996		
2.29%, 07/07/05	5,800	5,800
Miami-Dade Cnty		
+◗■ Solid Waste System RB Series 2005		
2.32%, 07/07/05	10,965	10,965
Miami-Dade Cnty IDA		
+◗■ IDRB (Airis Miami LLC) Series 1999A		
2.30%, 07/07/05	14,100	14,100
+■ RB (Belen Jesuit Preparatory School) Series 1999		
2.29%, 07/07/05	6,665	6,665
Miami-Dade Cnty SD		
RAN Series 2005		
2.62%, 06/27/06	25,000	25,332
Okeechobee Cnty		
+■ Exempt Facility RB (Okeechobee Landfill) Series 1999		
2.34%, 07/07/05	15,000	15,000
Orange Cnty Health Finance Auth		
+ Refunding Program RB (Pooled Hospital Loan) Series 1985		
2.90%, 07/26/05	16,100	16,100
Orange Cnty HFA		
+■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F		
2.33%, 07/07/05	7,000	7,000
+■ M/F Housing Refunding RB (Heather Glen Apts) Series 2001E		
2.25%, 07/07/05	11,900	11,900
+■ M/F Housing Refunding RB (Post Fountains At Lee Vista) Series 1997E		
2.55%, 07/07/05	7,235	7,235
+■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) Series 1992A		
2.30%, 07/07/05	18,900	18,900
Orange Cnty IDA		
+■ Educational Facilities RB (UCF Hospitality School Student Housing Foundation) Series 2004		
2.29%, 07/07/05	9,000	9,000
+■ IDRB (Goodwill Industries of Central Florida) Series 1999		
2.29%, 07/07/05	6,000	6,000
+■ RB (Center For Drug Free Living) Series 1999		
2.29%, 07/07/05	8,815	8,815
Orlando & Orange Cnty Expressway Auth		
+◗■ RB Series 2005C		
2.22%, 07/07/05	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orlando Utilities Commission			**Pinellas Cnty Industry Council**		
▶■ Water & Electric RB Series 2002B 2.28%, 07/07/05	4,300	4,300	+■ RB (Operation Par) Series 1999 2.34%, 07/07/05	4,575	4,575
Palm Beach Cnty			**Port St Lucie**		
+■ Airport RB (Galaxy Aviation) Series 2000A 2.34%, 07/07/05	8,000	8,000	+▶■▲ Utility System RB Series 2005 2.31%, 07/07/05	40,000	40,000
+■ Economic Development Refunding & Improvement RB (YMCA) Series 2003 2.29%, 07/07/05	13,700	13,700	+▶■ Utility System Refunding RB Series 2004A 2.32%, 07/07/05	15,000	15,000
+■ IDBR (South Florida Blood Banks) Series 2002 2.29%, 07/07/05	7,200	7,200	**Reedy Creek Improvement Dist**		
+■ IDRB (Palm Beach Day School) Series 1999 2.29%, 07/07/05	6,000	6,000	+▶■ Utilities Refunding RB Series 2003-2 2.31%, 07/07/05	7,585	7,585
Palm Beach Cnty Educational Facilities Auth			**Santa Rosa Cnty**		
+■ Educational Facilities RB (Lynn University) Series 2001 2.30%, 07/07/05	7,135	7,135	+■ Health Facilities RB (Baptist Hospital) Series 2003 2.30%, 07/07/05	7,590	7,590
Palm Beach Cnty Health Facilities Auth			**Sunshine State Governmental Financing Commission**		
+ Refunding Program RB (Pooled Hospital Loan Program) Series 1985 2.90%, 07/18/05	7,300	7,300	+▶ CP Revenue Notes (Miami-Dade Cnty Program) Series G 2.35%, 07/06/05	6,439	6,439
Palm Beach Cnty SD			**Tallahassee-Leon Cnty Civic Center Auth**		
+ Sales Tax Revenue CP Notes 2.67%, 07/05/05	24,700	24,700	+■ Capital Improvement RB Series 1998A 2.29%, 07/07/05	14,290	14,290
Pasco Cnty SD			**Tampa**		
+▶■ COP Series 1996 2.28%, 07/07/05	7,000	7,000	+■ RB (Tampa Preparatory School) Series 2000 2.28%, 07/07/05	4,500	4,500
Pinellas Cnty Educational Facilities Auth			**Tampa Bay Water Utility**		
+■ RB (Shorecrest Preparatory School) Series 2001 2.31%, 07/07/05	905	905	+■ Utility System RB Series 2002 2.35%, 07/07/05	6,900	6,900
Pinellas Cnty HFA			**University of South Florida Research Foundation**		
+■ M/F Housing RB (Greenwood Apts) Series 2002A 2.35%, 07/07/05	6,460	6,460	+■ RB (Interdisciplinary Research Building) Series 2004A 2.30%, 07/07/05	18,155	18,155
Pinellas Cnty IDA			**Volusia Cnty Educational Facilities Auth**		
+■ RB (Pact) Series 2003 2.30%, 07/07/05	7,500	7,500	+■ Educational Facilities RB (Bethune-Cookman College) Series 2001 2.29%, 07/07/05	10,560	10,560

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Palm Beach		
+▶■ Utility System Refunding RB		
Series 2005		
2.26%, 06/30/05	9,000	9,000
		1,124,356
Georgia 4.3%		
Atlanta		
+▶■■ Airport General Refunding RB		
Series 2000A		
2.31%, 07/07/05	11,195	11,195
+▶■■ Airport General Refunding RB		
Series 2000C		
2.36%, 07/07/05	3,385	3,385
+▶■■ Airport General Refunding RB		
Series 2003RF-D		
2.36%, 07/07/05	6,180	6,180
+▶■ Water & Wastewater RB		
Series 2004		
2.32%, 07/07/05	18,320	18,320
Atlanta Urban Residential		
Finance Auth		
+■ M/F Housing RB (Brentwood		
Creek Apts) Series 1999		
2.34%, 07/07/05	4,425	4,425
+■ M/F Housing RB (Brentwood		
Meadows Apts) Series 1999		
2.34%, 07/07/05	2,865	2,865
+■ M/F Housing RB (Brentwood		
Village Apts) Series 1999		
2.34%, 07/07/05	5,810	5,810
+■ M/F Housing RB (Carver		
Redevelopment Phase III)		
Series 2001		
2.34%, 07/07/05	3,440	3,440
+■ M/F Housing RB (Delmonte/		
Brownlee Court) Series 2001A		
2.34%, 07/07/05	4,600	4,600
+■ M/F Housing RB (Lindbergh		
City Center Apts) Series 2004		
2.35%, 07/07/05	5,000	5,000
+■ M/F Housing RB (M St Apts)		
Series 2003		
2.35%, 07/07/05	7,000	7,000
+■ M/F Housing RB (Peaks at		
West Atlanta Apts)		
Series 2001		
2.34%, 07/07/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Sr Housing RB (Big		
Bethel Village) Series 2001		
2.34%, 07/07/05	4,400	4,400
Augusta Housing Auth		
+■ M/F Housing RB (G-Hope)		
Series 2001		
2.34%, 07/07/05	3,685	3,685
Bartow Cnty		
+■ IDRB (Bartow Paving Co)		
Series 1998		
2.39%, 07/07/05	1,600	1,600
Cherokee Cnty		
+■ IDRB (Universal Alloy Corp)		
Series 1996		
2.34%, 07/07/05	1,900	1,900
Clayton Cnty Development Auth		
+■ IDRB (Wilson Holdings)		
Series 1998		
2.39%, 07/07/05	400	400
Clayton Cnty Housing Auth		
+■ M/F Housing RB (Hyde Park		
Club Apts) Series 1997		
2.35%, 07/07/05	11,995	11,995
Cobb Cnty Housing Auth		
+■ M/F Housing RB (Walton		
Green Apts) Series 1995		
2.34%, 07/07/05	13,500	13,500
+■ M/F Housing RB (Woodchase		
Village Apts) Series 2003		
2.35%, 07/07/05	4,000	4,000
+■ M/F Housing Refunding RB		
(Walton Park Apts) Series 2000		
2.34%, 07/07/05	21,100	21,100
Columbus Development Auth		
+■ RB (Foundation Properties)		
Series 2002		
2.40%, 07/07/05	11,285	11,285
Columbus Housing Auth		
+■ M/F Housing RB (Eagles Trace		
Apts) Series 2002		
2.34%, 07/07/05	6,200	6,200
Dalton Development Auth		
+■ Revenue Certificates (Hamilton		
Health Care System)		
Series 2003B		
2.30%, 07/07/05	5,245	5,245

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dawson Cnty		
+■ IDRB (World Wide Manufacturing) Series 1998 2.39%, 07/07/05	1,950	1,950
Dekalb Cnty Development Auth		
+■ RB (Arbor Montessori School) Series 1998 2.29%, 07/07/05	1,100	1,100
Dekalb Cnty Housing Auth		
+■ M/F Housing RB (Brittany Apts) Series 2001 2.32%, 07/07/05	8,000	8,000
+■ M/F Housing RB (Eagles Trace Apts) Series 1996 2.34%, 07/07/05	8,750	8,750
+■ M/F Housing RB (Mountain Crest Apts) Series 2002 2.34%, 07/07/05	7,775	7,775
+■ M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 2.34%, 07/07/05	3,520	3,520
+■ M/F Housing RB (Wesley Club Apts) Series 2002 2.34%, 07/07/05	5,945	5,945
DeKalb Cnty Public Safety & Judicial Facilities Auth		
◗■ RB Series 2004A 2.32%, 07/07/05	19,985	19,985
Douglas Cnty IDA		
+■ IDRB (Blue Circle Aggregates) Series 1997 2.35%, 07/07/05	3,800	3,800
Effingham Cnty IDA		
+■ RB (TEMCOR) Series 2001 2.34%, 07/07/05	3,355	3,355
Forsyth Cnty Development Auth		
+■ Economic Development RB (Federal Road) Series 2001 2.34%, 07/07/05	6,700	6,700
Fulton Cnty		
+◗■ Water & Sewerage RB Series 2004 2.32%, 07/07/05	10,000	10,000
Fulton Cnty Development Auth		
+■ RB (Atlanta International School) Series 1997 2.29%, 07/07/05	2,500	2,500
◗■ RB (Robert W Woodruff Arts Center) Series 2004B 2.29%, 07/07/05	16,000	16,000
+■ RB (Trinity School) Series 2001 2.29%, 07/07/05	7,000	7,000
Fulton-Dekalb Hospital Auth		
+◗ Refunding Revenue Certificates Series 2003 2.31%, 07/07/05	4,995	4,995
Gainesville Redevelopment Auth		
+■ Educational Facilities RB (Riverside Military Academy) Series 1999 2.29%, 07/07/05	29,500	29,500
Georgia		
◗■■ GO Bonds Series 1998B 2.32%, 07/07/05	20,245	20,245
◗■ GO Bonds Series 2002B 2.31%, 07/07/05	1,100	1,100
Gordon Cnty Development Auth		
+■ RB (Constantine Dyeing) Series 2001 2.34%, 07/07/05	3,020	3,020
Gwinnett Cnty Housing Auth		
+■ M/F Housing RB (Post Court) Series 1998 2.29%, 07/07/05	5,000	5,000
Hart Cnty		
+■ Refunding RB & IDRB (Dundee Mills) Series 1994 2.34%, 07/07/05	1,725	1,725
Houston Cnty Development Auth		
+■ IDRB (Douglas Asphalt Co) Series 2000 2.34%, 07/07/05	1,500	1,500
Jefferson Cnty Development Auth		
+■ IDRB (Grove River Mills) Series 1997 2.39%, 07/07/05	1,500	1,500

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Laurens Cnty Development Auth		
+■ Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1993 2.34%, 07/07/05	25,000	25,000
+■ Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1997 2.34%, 07/07/05	26,000	26,000
Lawrenceville Housing Auth		
+■I M/F Housing RB (Chatham Club Apts) Series 2002 2.36%, 07/07/05	7,700	7,700
Lowndes Cnty Development Auth		
+■ M/F Housing RB (FMPH Valdosta) Series 1999 2.34%, 07/07/05	4,735	4,735
Macon-Bibb Cnty Hospital Auth		
+■ Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 2.29%, 07/07/05	4,000	4,000
Metropolitan Atlanta Rapid Transit Auth		
Sales Tax Revenue CP BAN (Third Indenture) Series 2004A		
+ 2.55%, 08/08/05	5,000	5,000
+ 2.55%, 09/12/05	5,000	5,000
+ Sales Tax Revenue CP BAN (Third Indenture) Series 2004B 2.53%, 09/08/05	9,500	9,500
Miller Cnty Development Auth		
+■ IDRB (Birdsong Corp) Series 2000 2.34%, 07/07/05	2,600	2,600
Municipal Gas Auth of Georgia		
+■ Gas RB (Gas Portfolio III) Series B 2.32%, 07/07/05	54,900	54,900
Savannah Economic Development Auth		
+■ Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 2.35%, 07/07/05	11,000	11,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Exempt Facility RB (Home Depot) Series 1995B 2.33%, 07/07/05	5,000	5,000
+■ First Mortgage RB (Marshes of Skidaway Island) Series 2003C 2.39%, 07/07/05	15,000	15,000
Savannah Housing Auth		
+■ M/F Housing RB (Indigo Pointe Apts) Series 2001A-1 2.34%, 07/07/05	3,500	3,500
+■ M/F Housing RB (Live Oak Plantation Apts) Series 2001A-1 2.34%, 07/07/05	2,500	2,500
Summerville Development Auth		
+■ Exempt Facility RB (Image Industries) Series 1997 2.37%, 07/07/05	11,000	11,000
Thomasville Hospital Auth		
+■ Revenue Anticipation Certificates (John D Archbold Memorial Hospital) Series 2003 2.29%, 07/07/05	5,900	5,900
Walton Cnty Development Auth		
+■ RB (Tucker Door & Trim Corp) Series 2000 2.44%, 07/07/05	2,600	2,600
Webster Cnty IDA		
+■ IDRB (Tolleson Lumber Co) Series 1999 2.34%, 07/07/05	4,000	4,000
Whitfield Cnty Development Auth		
+■ RB (Product Concepts Residential) Series 2001 2.34%, 07/07/05	480	480
Winder-Barrow Industrial Building Auth		
+■ IDRB (Progress Container Corp) Series 2000 2.34%, 07/07/05	2,405	2,405
Worth Cnty		
+■ Refunding IDRB (Seabrook Peanut Co) Series 1996B 2.34%, 07/07/05	1,300	1,300
		546,615

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hawaii 0.3%		
Hawaii		
+◗■ GO Bonds Series 2002CZ 2.31%, 07/07/05	5,900	5,900
+◗■▮ Special Purpose Refunding RB (Hawaiian Electric Co) Series 2000 2.36%, 07/07/05	9,095	9,095
Hawaii Airports System		
+◗■ Airport System Refunding RB Series 2000B 2.36%, 07/07/05	2,215	2,215
Hawaii Housing Finance & Development Corp		
◗■▮ S/F Mortgage Purchase RB 2.43%, 07/07/05	2,760	2,760
Honolulu City & Cnty		
+◗■ GO Bonds Series 2003A 2.32%, 07/07/05	14,995	14,995
		34,965
Idaho 0.5%		
Idaho		
◆ TAN Series 2005 2.64%, 06/30/06	50,000	50,661
Idaho HFA		
+■ Housing RB (Assisted Living Concepts) Series 1997 2.40%, 07/07/05	2,990	2,990
Idaho State University Foundation		
+■ RB (LE & Thelma E Stephens Performing Arts Center) Series 2001 2.30%, 07/07/05	3,955	3,955
		57,606
Illinois 6.7%		
Aurora		
+■ M/F Housing Refunding RB (Apts of Fox Valley Villages) Series 1999A 2.30%, 07/07/05	9,445	9,445
Bartlett		
+■ Special Service Area No.1 Unlimited Ad Valorem Tax Bonds Series 2004 2.31%, 07/07/05	16,600	16,600
Carol Stream		
+■ M/F Housing Refunding RB (St Charles Square) Series 1997 2.41%, 07/07/05	4,415	4,415
Chicago		
◗■▮ Collateralized S/F Mortgage RB Series 1999A 2.43%, 07/07/05	1,900	1,900
+◗■ GO Bonds Project Series 2003C 2.31%, 07/07/05	5,000	5,000
+◗■ GO Refunding Bonds Series 2003B-1 2.29%, 07/07/05	18,650	18,650
+■ M/F Housing RB (Central Station Senior Housing) Series 2004 2.33%, 07/07/05	9,500	9,500
+■ M/F Housing RB (Central Station) Series 2004A 2.33%, 07/07/05	25,170	25,170
+◗■▮ Midway Airport RB Series 1998C 2.32%, 07/07/05	24,480	24,480
◗■▮ Sr Lien Water RB Series 2000 2.32%, 07/07/05	12,975	12,975
Chicago Board of Education		
+◗■▮ Unlimited Tax GO Bonds Series 1997 2.31%, 07/07/05	7,120	7,120
Chicago O'Hare International Airport		
+■ General Airport Second Lien RB Series 1988B 2.28%, 07/07/05	12,300	12,300
+■▲ General Airport Second Lien RB Series 1994B 2.29%, 07/07/05	41,484	41,484
+◗■ General Airport Third Lien Refunding RB Series 2003A-2 2.36%, 07/07/05	5,295	5,295

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ General Airport Third Lien Refunding RB Series 2003B-2		
2.35%, 07/07/05	10,800	10,800
Second Lien Passenger Facility Charge RB Series 2001A		
✚◗■ 2.36%, 07/07/05	6,315	6,315
✚◗■❚ 2.37%, 07/07/05	11,070	11,070
✚■ Special Facilities RB (O'Hare Tech Center II) Series 2002		
2.37%, 07/07/05	15,500	15,500
✚■ Special Facility Refunding RB (Lufthansa German Airlines) Series 2001		
2.31%, 07/07/05	43,770	43,770
Cook Cnty		
✚■ RB (Bernard Zell Anshe Emet Day School) Series 2005		
2.31%, 07/07/05	7,500	7,500
✚■ RB (Catholic Theological Union) Series 2005		
2.31%, 07/07/05	4,000	4,000
Dupage Cnty		
✚■ RB (Morton Arboretum) Series 2003		
2.30%, 07/07/05	10,000	10,000
East Dundee, Kane & Cook Counties		
✚■ IDRB (Otto Engineering) Series 1998		
2.40%, 07/07/05	1,685	1,685
Elmhurst		
✚■ IDRB (Elm Machining Corp) Series 1997		
2.47%, 07/07/05	1,670	1,670
Hampshire		
✚■ IDRB (Poli-Film America) Series 1998A		
2.37%, 07/07/05	2,500	2,500
Illinois		
✚◗■ Civic Center Bonds Series 1991		
2.38%, 07/07/05	2,940	2,940
GO Bonds Illinois First Series 2000		
✚◗■❚ 2.32%, 07/07/05	14,000	14,000
✚◗■❚ 2.33%, 07/07/05	5,000	5,000
✚◗■❚ GO Bonds Illinois First Series 2002		
2.32%, 07/07/05	14,125	14,125
◗■ GO Bonds Series A of March 2004		
2.31%, 07/07/05	6,675	6,675
Illinois Development Finance Auth		
✚■ Economic Development RB (Korex Corp) Series 1990		
2.40%, 07/07/05	4,000	4,000
✚◗■ Gas Supply Refunding RB (People's Gas) Series 2003E		
2.38%, 07/07/05	14,995	14,995
✚■ IDRB (Arc-Tronics) Series 1999		
2.35%, 07/07/05	1,785	1,785
✚■ IDRB (Camcraft Inc) Series 1993		
2.51%, 07/07/05	2,000	2,000
✚■ IDRB (Radiological Society of North America) Series 1997		
2.32%, 07/07/05	3,230	3,230
✚■▲ Qualified Residential Rental Bonds (River Oaks) Series 1989		
2.33%, 07/07/05	32,000	32,000
✚■ RB (American College of Surgeons) Series 1996		
2.59%, 07/01/05	13,100	13,100
✚■ RB (Aurora Central Catholic High School) Series 1994		
2.56%, 07/07/05	1,000	1,000
✚■ RB (Carmel High School) Series 2003		
2.31%, 07/07/05	6,200	6,200
✚■ RB (Catholic Charities Housing Development Corp) Series 1993A		
2.46%, 07/07/05	9,160	9,160
✚■ RB (Catholic Charities Housing Development Corp) Series 1993B		
2.46%, 07/07/05	910	910
✚■ RB (Chicago Academy of Sciences) Series 1997		
2.31%, 07/07/05	2,615	2,615

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Chicago Academy of Sciences) Series 1998 2.31%, 07/07/05	5,700	5,700
+■ RB (Chicago Horticultural Society) Series 1999 2.31%, 07/07/05	20,000	20,000
+■ RB (Francis W Parker School) Series 1999 2.22%, 07/07/05	2,500	2,500
+■ RB (Illinois Institute of Technology) Series 2004 2.31%, 07/07/05	2,500	2,500
+■ RB (Joan W & Irving B Harris Theater For Music & Dance) Series 2005 2.31%, 07/07/05	8,200	8,200
+■ RB (Lake Forest Academy) Series 1994 2.31%, 07/07/05	4,000	4,000
+■ RB (Loyola Academy) Series 2001 2.31%, 07/07/05	10,000	10,000
+■ RB (McCormick Theological Seminary) Series 2001B 2.31%, 07/07/05	20,435	20,435
+■ RB (Perspectives Charter School) Series 2003 2.30%, 07/07/05	5,500	5,500
+▶■ RB (Presbyterian Home Lake Forest Place) Series 1996A 2.31%, 07/07/05	34,050	34,050
+■ RB (Presbyterian Homes Two Arbor Lane) Series 2001 2.31%, 07/07/05	9,000	9,000
+■ RB (Richard H Driehaus Museum) Series 2005 2.31%, 07/07/05	3,200	3,200
+■ RB (Sacred Heart Schools) Series 2003 2.31%, 07/07/05	7,100	7,100
+■ RB (Slovak American Charitable Association) Series 2000 2.31%, 07/07/05	7,685	7,685
+■I RB (St Ignatius College Prep) Series 2002 2.31%, 07/07/05	2,800	2,800
+■ RB (St Ignatius College) Series 1994 2.31%, 07/07/05	12,000	12,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Wheaton Academy) Series 1998 2.31%, 07/07/05	9,000	9,000
+■ Residential Rental RB (FC Harris Pavilion) Series 1994 2.30%, 07/07/05	7,200	7,200
+▶■ Water Facilities Refunding RB (Illinois-American Water Co) Series 2002 2.37%, 07/07/05	5,000	5,000
Illinois Education Facility Auth		
+■ RB (Chicago Historical Society) Series 1989 2.35%, 07/07/05	7,600	7,600
+▶■I RB (Shedd Aquarium) Series 1997 2.32%, 07/07/05	2,000	2,000
Illinois Finance Auth		
+■ M/F Housing RB (Autumn Ridge Apts) Series 2005A 2.30%, 07/07/05	12,400	12,400
+■ RB (Lake Forest Country Day School) Series 2005 2.31%, 06/30/05	4,000	4,000
Illinois Health Facilities Auth		
+■ RB (Bensenville Home Society) Series 1989A 2.30%, 07/07/05	1,975	1,975
+▶ RB (Ingalls Health System) Series 1994 2.18%, 07/07/05	17,810	17,810
+■ RB (Villa St Benedict) Series 2003B 2.36%, 07/07/05	10,150	10,150
+■ RB (Washington & Jane Smith Home) Series 1991 2.40%, 07/07/05	2,800	2,800
Illinois Housing Development Auth		
■ Homeowner Mortgage RB Series 2004D 1.68%, 07/27/05	15,000	15,000
+■ M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A 2.35%, 07/07/05	4,500	4,500

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Illinois Student Assistance Commission		
+■ Student Loan RB Series 1996A 2.34%, 07/07/05	1,200	1,200
Lombard		
+■ Refunding IDRB (B&H Partnership) Series 1995 2.68%, 07/07/05	1,850	1,850
Metropolitan Pier & Exposition Auth		
+▶■◼ McCormick Place Expansion Refunding Bonds Series 1998A 2.32%, 07/07/05	14,355	14,355
+▶■◼ McCormick Place Expansion Refunding Bonds Series 1999A-C 2.32%, 07/07/05	9,790	9,790
+▶■◼ McCormick Place Expansion Refunding Bonds Series 2002B 2.32%, 07/07/05	18,490	18,490
Metropolitan Water Reclamation Dist of Greater Chicago		
▶■ GO Refunding Bonds Unlimited Tax Series 2002A 2.30%, 07/07/05	800	800
Montgomery Special Service Area No.10		
+■ Special Tax Bonds (Blackberry Crossing West) Series 2004 2.31%, 07/07/05	20,000	20,000
Oak Forest		
+■ RB (Homewood) Series 1989 2.54%, 07/07/05	10,000	10,000
Palatine		
+■ Special Facility Limited Obligation RB (Little City for Community Development) Series 1998 2.31%, 07/07/05	4,000	4,000
Regional Transportation Auth		
+▶■◼ GO Refunding Bonds Series 1999 2.32%, 07/07/05	21,785	21,785

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rockford		
+■ IDRB (Ring Can Corp) Series 1998 2.34%, 07/07/05	940	940
+■ IDRB (Rockford Industrial Welding Supply) Series 1996 2.47%, 07/07/05	2,000	2,000
Southwestern Illinois Development Auth		
+■ Refunding IDRB (Holten Meat) Series 2004 2.40%, 07/07/05	6,860	6,860
University of Illinois		
+▶■◼ Auxiliary Facilities RB Series 1999A 2.32%, 07/07/05	3,500	3,500
Wheeling		
+■ M/F Housing Refunding RB (Woodland Creek Apts II) Series 2002 2.33%, 07/07/05	17,655	17,655
Will-Kankakee Regional Development Auth		
+■ IDRB (Toltec Steel Services) Series 2002 2.41%, 07/07/05	6,950	6,950
Woodridge		
+▶■ M/F Housing Refunding RB (Hinsdale Lake Terrace Apts) Series 1990 2.59%, 07/01/05	20,760	20,760
Yorkville		
+■ IDRB (FE Wheaton & Co) Series 1996 2.47%, 07/07/05	950	950
		858,869
Indiana 1.6%		
Elkhart Cnty		
+■ Economic Development RB (West Plains Apts) Series 1998A 2.36%, 07/07/05	1,800	1,800
Indiana Development Finance Auth		
+■ Environmental RB (PSI Energy) Series 2004A 2.28%, 07/07/05	22,000	22,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ IDRB (Big Sky Park) Series 1999 2.37%, 07/07/05	4,800	4,800
✚■ IDRB (Cives Corp) Series 1998 2.34%, 07/07/05	7,150	7,150
Indiana Educational Facilities Auth		
✚■ Educational Facilities RB (St Joseph's College) Series 2004 2.30%, 07/07/05	12,000	12,000
Indiana Health Facilities Financing Auth		
✚▶■ Hospital RB (Sisters of St Francis Health Services, Inc) Series 1999A 2.31%, 07/07/05	7,605	7,605
✚▶■ Insured RB Series 1985A 2.30%, 07/07/05	11,610	11,610
RB (Ascension Heatlh Credit Group) Series 2001A-2 1.73%, 07/05/05	9,000	9,000
Indiana HFA		
▶■I S/F Mortgage RB Series 1998D-2 2.43%, 07/07/05	9,995	9,995
▶■I S/F Mortgage RB Series 2000B-2 2.45%, 07/07/05	5,265	5,265
■ S/F Mortgage RB Series 2004D-2 2.30%, 12/15/05	60,650	60,650
Indianapolis		
✚■ M/F Housing RB (Nora Pines Apts) Series 2001 2.32%, 07/07/05	9,275	9,275
✚▶■I Thermal Energy System RB Series 2001A 2.32%, 07/07/05	9,900	9,900
Marion		
✚■ Economic Development RB (Indiana Wesleyan University) Series 2000 2.30%, 07/07/05	7,500	7,500
St Joseph Cnty		
✚■ Economic Development RB (Corby Apts) Series 1997B 2.41%, 07/07/05	3,430	3,430

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Economic Development RB (Pin Oaks Apts) Series 1997A 2.41%, 07/07/05	1,000	1,000
✚■ Economic Development RB (Western Manor Apts) Series 1997C 2.41%, 07/07/05	2,130	2,130
University of Southern Indiana		
✚▶■ Auxiliary System RB Series 2001B 2.30%, 07/07/05	10,400	10,400
Vigo Cnty		
✚■ Economic Development RB (Sisters of Providence) Series 2001 2.39%, 07/07/05	3,500	3,500
Vincennes University		
✚■ Student Fee Bonds Series G 2.30%, 07/07/05	5,730	5,730
		204,740
Iowa 1.3%		
Iowa Finance Auth		
✚■ Retirement Community RB (Western Home Communities) Series 2004 2.33%, 07/07/05	1,100	1,100
Iowa Higher Education Loan Auth		
✚■ Private College Facility RB (Graceland University) Series 2003 2.35%, 07/07/05	2,000	2,000
✚■ Private College Facility RB (St Ambrose University) Series 2003 2.30%, 07/01/05	8,100	8,100
Iowa School Corporations		
✚ Cash Anticipation Program Warrant Certificates Series 2004-2005 B 2.28%, 01/27/06	22,080	22,231
✚ Cash Anticipation Program Warrant Certificates Series 2005-2006 A 2.63%, 06/28/06	82,000	83,085

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Iowa Student Loan Liquidity Corp		
+▶■▲ Student Loan RB Series 1988B 2.31%, 07/07/05	46,500	46,500
		163,016
Kansas 0.8%		
Douglas Cnty Unified SD No.497 GO Temporary Notes Series 2005-1 2.64%, 07/12/06	32,200	32,639
Kansas Dept of Transportation		
▶■▮ Highway RB Series 1999 2.32%, 07/07/05	37,500	37,500
Kansas Development Finance Auth		
+■ M/F Housing RB (Saddlewood Apts) Series 2004M 2.40%, 07/07/05	6,400	6,400
Wichita		
+■ Airport Facility Refunding & Improvement RB (Flightsafety International) Series 1999II 2.32%, 07/07/05	26,170	26,170
		102,709
Kentucky 2.6%		
Elizabethtown		
+■ IDRB (ALTEC) Series 1997 2.40%, 07/07/05	3,000	3,000
Jefferson Cnty		
+■ M/F Housing Refunding RB (Camden Brookside Apts) Series 2002 2.34%, 07/07/05	8,900	8,900
+■ Sports Stadium RB (University of Louisville Athletic Association) Series 1997 2.42%, 07/07/05	2,600	2,600
Kentucky Asset/Liability Commission Project		
◆ General Fund TRAN Series 2005A 2.67%, 06/28/06	225,000	227,889

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kentucky Higher Education Student Loan Corp		
+▶■ Insured Student Loan RB Series 1991E 2.30%, 07/07/05	12,600	12,600
+▶■ Insured Student Loan RB Series 1996A 2.30%, 07/07/05	23,850	23,850
Kentucky Housing Corp		
▶■▮ Housing RB Series 1998F 2.43%, 07/07/05	19,320	19,320
▶■▮ Housing RB Series 2002A 2.37%, 07/07/05	4,425	4,425
Kentucky State Property & Buildings Commission Refunding RB Project No.84		
+▶■ 2.31%, 07/07/05	4,500	4,500
+▶■ 2.32%, 07/07/05	6,850	6,850
Louisville & Jefferson Cnty Metropolitan Sewer Dist		
+▶■▮ Sewage & Drainage System RB Series 1999A 2.32%, 07/07/05	6,115	6,115
Richmond		
+■ IDRB (Mikron) Series 1995 2.35%, 07/07/05	7,175	7,175
		327,224
Louisiana 2.0%		
Calcasieu Parish IDB		
+■ Refunding IDRB (Weingarten Realty Investors) Series 1995 2.33%, 07/07/05	1,990	1,990
Ernest N Morial - New Orleans Exhibit Hall Auth		
+▶■ Sr Subordinate Special Tax Bonds Series 2003A 2.32%, 07/07/05	4,995	4,995
Lafayette Parish IDB		
+■ Refunding IDRB (Westwood Village) Series 1995 2.33%, 07/07/05	3,735	3,735
Lafayette Public Power Auth		
+▶■ Electric Refunding RB Series 2003A&B 2.32%, 07/07/05	5,310	5,310

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lake Charles Harbor & Terminal Dist		
✚■ Dock & Wharf RB (Conoco Inc) Series 2000 2.45%, 07/07/05	10,500	10,500
Louisiana Gas & Fuels Tax RB Series 2005A		
✚▶■▮ 2.31%, 07/07/05	15,970	15,970
✚▶■ 2.32%, 07/07/05	8,870	8,870
Louisiana Local Government Environmental Facilities & Community Development Auth		
✚■ RB (University of Louisiana-Monroe) Series 2004A 2.30%, 07/07/05	8,000	8,000
✚■ RB (University of Louisiana-Monroe) Series 2004C 2.30%, 07/07/05	12,515	12,515
Louisiana Offshore Terminal Auth		
✚■ Deepwater Port Refunding RB First State Series 1992A 2.29%, 07/07/05	10,000	10,000
✚■ Deepwater Port Refunding RB Series 2003B 2.35%, 07/07/05	5,700	5,700
Louisiana Public Facility Auth		
✚■ IDRB (Kenner Hotel Partnership) Series 1985 2.35%, 07/01/05	1,000	1,000
✚▶■ Lease Purchase RB Series 2003 2.33%, 07/07/05	20,000	20,000
✚■ RB (Tiger Athletic Foundation) Series 2004 2.38%, 07/07/05	18,800	18,800
New Orleans Aviation Board		
✚▶■ Refunding Bonds Series 1993B 2.35%, 07/07/05	4,860	4,860
New Orleans IDB		
✚■ M/F Housing RB (3700 Orleans) Series 2000 2.36%, 07/07/05	29,000	29,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Parish of East Baton Rouge IDB		
✚■ Solid Waste Disposal RB (Georgia-Pacific Corp) Series 2004 2.34%, 07/07/05	7,100	7,100
St James Parish Pollution Control Refunding RB (Texaco) Series 1988A 2.89%, 08/09/05	44,030	44,030
Pollution Control Refunding RB (Texaco) Series 1988B 2.89%, 08/09/05	44,030	44,030
		256,405
Maine 0.1%		
✚■ Maine Finance Auth RB (Jackson Laboratory) Series 2002 2.32%, 07/07/05	5,800	5,800
Maine Housing Auth		
▶■ Mortgage Purchase Bonds Series 2002F-2 2.36%, 07/07/05	4,585	4,585
		10,385
Maryland 0.9%		
Baltimore Cnty		
▶▮ Consolidated Public Improvement TECP Series 2002 2.48%, 07/08/05	35,000	35,000
Howard Cnty		
✚■ M/F Housing Refunding RB (Sherwood Crossing Apts) Series 2003 2.28%, 07/07/05	10,000	10,000
Maryland Community Development Administration		
▶■▮ S/F Program Bonds 1999 Third Series 2.43%, 07/07/05	32,335	32,335
Maryland Energy Financing Administration		
✚■ Limited Obligation Local District Cooling Facilities RB (Comfort Link) Series 2001 2.34%, 07/07/05	10,000	10,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Maryland Health & Higher Educational Facilities Auth		
+■ Pooled Loan Program RB Series D 2.26%, 07/07/05	18,780	18,780
Maryland State Economic Development Corp		
+■ IDRB (Dixon Valve & Coupling Co) Series 1998 2.39%, 07/07/05	1,390	1,390
Montgomery Cnty		
+■ Economic Development RB (Georgetown Preparatory School) Series 2005 2.28%, 07/07/05	12,000	12,000
		119,505
Massachusetts 2.7%		
Cohasset		
BAN 1.57%, 08/12/05	25,164	25,199
Concord		
Unlimited Tax School BAN 1.63%, 09/29/05	15,200	15,251
Lawrence		
School BAN 2.28%, 12/22/05	12,000	12,054
Marion		
BAN 1.68%, 07/15/05	2,000	2,001
Massachusetts		
▶■ GO Bonds Consolidated Loan Series 2000C 2.56%, 07/07/05	5,000	5,000
+▶■I GO Bonds Consolidated Loan Series 2001D 2.31%, 07/07/05	2,785	2,785
▶■ GO Bonds Consolidated Loan Series 2004A 2.31%, 07/07/05	4,995	4,995
+▶■ GO Bonds Consolidated Loan Series 2005A 2.30%, 07/07/05	5,000	5,000
▶■ GO Refunding Bonds Series 1998B 2.22%, 07/07/05	2,500	2,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ GO Refunding Bonds Series 2001B 2.43%, 07/07/05	4,750	4,750
▶■ GO Refunding Bonds Series 2001C 2.43%, 07/07/05	17,800	17,800
▶■ GO Refunding Bonds Series 2005A 2.29%, 07/07/05	10,000	10,000
Massachusetts Bay Transportation Auth		
+▶■ General Transportation System Bonds Series 1999A 2.30%, 07/07/05	9,000	9,000
▶■ Sr Sales Tax Bonds Series 2005A 2.31%, 07/07/05	22,810	22,810
▶■I Sr Sales Tax RB Series 2005A 2.56%, 07/07/05	7,500	7,500
Massachusetts Development Finance Agency		
+▶■ Education RB (Dexter School) Series 2000 2.27%, 07/07/05	8,210	8,210
+■ M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002 2.40%, 06/30/05	900	900
+■ RB (Assumption College) Series 2002A 2.27%, 07/07/05	11,410	11,410
+■ RB (Brandon Residential Treatment Center) Series 2003 2.28%, 07/07/05	2,290	2,290
+■ RB (Dean College) Series 1999 2.28%, 07/07/05	1,910	1,910
+■ RB (FIBA Technologies) Series 2003 2.38%, 07/07/05	2,000	2,000
+■ RB (Gordon College) Series 2002 2.27%, 06/30/05	2,100	2,100
+■ RB (Third Sector New England) Series 2004A 2.28%, 07/07/05	5,500	5,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦▶■ RB (Wentworth Institute of Technology) Series 2000 2.27%, 07/07/05	6,585	6,585
✦■ RB (Worcester Academy) Series 2000 2.30%, 07/01/05	3,000	3,000
✦■ RB (YMCA of Greater Boston) Series 2004A 2.30%, 07/07/05	7,300	7,300
Massachusetts Health & Educational Facilities Auth		
✦▶■ RB (Baystate Medical Ctr) Series D 2.30%, 07/07/05	17,500	17,500
✦■ RB (Boston Home) Series 2002B 2.27%, 07/07/05	2,500	2,500
▶■ RB (MIT) Series K 2.31%, 07/07/05	6,710	6,710
✦■ RB (Sherrill House) Series A-1 2.26%, 07/07/05	6,100	6,100
✦▶■ RB (Winchester Hospital) Series D 2.31%, 07/07/05	3,000	3,000
Massachusetts HFA		
✦▶■ Housing Bonds Series 2003F 2.22%, 07/07/05	14,535	14,535
Massachusetts IFA		
✦■ RB (New England College of Optometry) Series 1997 2.30%, 07/07/05	5,600	5,600
✦■ RB (Williston Northampton School) Series B 2.28%, 07/07/05	2,625	2,625
Massachusetts Turnpike Auth		
✦▶■ Metropolitan Highway System Subordinate RB Series 1999A 2.30%, 07/07/05	7,110	7,110
Massachusetts Water Pollution Abatement Trust		
▶■ Water Pollution Abatement RB Subordinate Series 1999A 2.31%, 07/07/05	1,500	1,500
Massachusetts Water Resources Auth		
✦▶■ General Refunding RB Series 2005A 2.30%, 07/07/05	23,995	23,995

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nashoba Valley Technical High SD BAN 1.48%, 08/12/05	7,441	7,454
New Bedford BAN 2.70%, 09/29/05	8,630	8,636
Ralph C Mahar Regional SD BAN 1.69%, 07/14/05	20,000	20,009
Silver Lake Regional SD GO BAN 1.61%, 08/26/05	20,000	20,042
Somerville GO BAN 1.44%, 08/19/05	3,162	3,168
		348,334
Michigan 4.5%		
Allen Park Public Schools ▶■ Unlimited Tax School Building Bonds Series 2003 2.32%, 07/07/05	10,760	10,760
Ann Arbor Economic Development Corp		
✦■ Limited Obligation RB (Glacier Hills) Series 2000A 2.33%, 07/07/05	22,100	22,100
✦■ Limited Obligation Refunding RB (Glacier Hills) Series 2000B 2.33%, 07/07/05	8,685	8,685
Detroit		
✦▶■ Sewage Disposal System RB Series 1999A 2.32%, 07/07/05	34,650	34,650
✦▶■ Sewage Disposal System Second Lien RB Series 2001B 2.36%, 07/07/05	4,260	4,260
Detroit City SD		
✦▶■ School Building & Site Improvement Bonds Series 2001A 2.36%, 07/07/05	4,620	4,620

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Georgetown Economic Development Corp		
+■ Limited Obligation RB (Sunset Manor) Series 2000 2.29%, 07/07/05	8,860	8,860
Grand Rapids Economic Development Corp		
+■ Refunding RB (Amway Hotel Corp) Series 1991A 2.38%, 07/07/05	8,755	8,755
Jackson Cnty Hospital Finance Auth		
+■ Hospital Refunding RB (WA Foote Memorial Hospital) Series 2005B 2.30%, 07/07/05	10,000	10,000
Macomb Cnty Hospital Finance Auth		
+■ Hospital Refunding RB (Mt Clemens General Hospital) Series 2003A-2 2.45%, 07/01/05	9,100	9,100
Michigan GO Notes Fiscal 2005 Series A 2.54%, 09/30/05	40,000	40,089
Michigan Building Auth + TECP Series 4 2.68%, 07/21/05	50,000	50,000
Michigan Higher Education Facilities Auth		
+■ Limited Obligation Refunding RB (Hope College) Series 2004 2.33%, 07/07/05	3,805	3,805
Michigan Higher Education Student Loan Auth		
+▶■ Student Loan RB Series XII-X 2.34%, 07/07/05	15,000	15,000
Michigan Hospital Financing Auth		
+■ Hospital Refunding & RB (Crittenton Hospital Medical Center) Series 2003A 2.30%, 07/01/05	7,900	7,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Michigan Housing Development Auth		
+▶■ S/F Mortgage RB Series 2001A 2.36%, 07/07/05	3,430	3,430
Michigan Job Development Auth		
+■ Limited Obligation RB (Frankenmuth Bavarian Inn Motor Lodge) Series 1985 2.80%, 07/30/05	7,100	7,100
Michigan Municipal Bond Auth		
+▶■ Revenue Notes Series 2004B-2 2.43%, 07/07/05	32,550	32,550
Michigan Strategic Fund		
+■ Limited Obligation RB (Advance Plastics Corp) Series 1996 2.45%, 07/07/05	870	870
+■ Limited Obligation RB (American Cancer Society) Series 2000 2.35%, 07/07/05	4,210	4,210
+■ Limited Obligation RB (EPI Printers) Series 1997 2.45%, 07/07/05	720	720
+■ Limited Obligation RB (Mans) Series 1991 2.45%, 07/07/05	420	420
+■ Limited Obligation RB (Mans) Series 1998B 2.45%, 07/07/05	935	935
+■ Limited Obligation RB (Mechanics Uniform Rental Co) Series 1995 2.45%, 07/07/05	1,000	1,000
+■ Limited Obligation RB (United Machining) Series 1998 2.45%, 07/07/05	4,000	4,000
+▶■ Limited Obligation Refunding RB (Detroit Edison Co Pollution Control Bonds) Series 1999C 2.35%, 07/07/05	9,245	9,245
+▶■ Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A 2.36%, 07/07/05	5,995	5,995

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Michigan Trunk Line Fund		
+▶■ State Trunk Line Fund Refunding Bonds Series 1998A 2.32%, 07/07/05	46,666	46,666
Oakland Cnty		
+■ Limited Obligation RB (Husky Envelope Products) Series 1999 2.45%, 07/07/05	2,100	2,100
+■ Limited Obligation RB (Pontiac Vision 2000 Schools) Series 2000 2.35%, 07/07/05	8,800	8,800
Wayne Cnty		
+▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Jr Lien Series 2001 2.57%, 07/07/05	18,075	18,075
+▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 2.31%, 07/07/05	139,870	139,870
+▶■ Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B 2.31%, 07/07/05	24,940	24,940
Wayne Cnty Airport Auth		
+▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2005 2.62%, 07/07/05	18,400	18,400
		567,910
Minnesota 2.2%		
Andover		
+■ Sr Housing Refunding RB (Presbyterian Homes) Series 2003 2.30%, 07/07/05	6,500	6,500
Bloomington Port Auth		
+▶■ Special Tax Refunding RB (Mall of America) Series 1999B 2.33%, 07/07/05	21,700	21,700

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Burnsville		
+■ M/F Housing Refunding RB (Southwind Apts) Series 2004 2.30%, 07/07/05	8,350	8,350
Eden Prairie		
+■ M/F Housing RB (Eden Prairie Leased Housing Associates I) Series 2003A 2.64%, 07/07/05	6,000	6,000
Hennepin Cnty		
■ GO Refunding Bonds Series 1996C 2.40%, 07/07/05	1,350	1,350
Hennepin Cnty Housing & Redevelopment Auth		
+■■ M/F Housing Refunding RB (Stone Arch Apts) Series 2002 2.35%, 07/07/05	2,800	2,800
Inver Grove Heights		
+■ Sr Housing Refunding RB (PHM/Inver Grove, Inc) Series 2005 2.30%, 07/07/05	6,000	6,000
Mendota Heights		
+■ Refunding IDRB (Dakota Business Plaza) Series 2000 2.55%, 07/07/05	2,300	2,300
Minneapolis		
+▶■ Health Care System Refunding RB (Fairview Health Services) Series 2005B 2.30%, 07/07/05	25,000	25,000
+▶■ Health Care System Refunding RB (Fairview Health Services) Series 2005C 2.28%, 07/07/05	20,000	20,000
+■ RB (Guthrie Theater) Series 2003A 2.28%, 07/07/05	18,000	18,000
Minneapolis-St Paul Metropolitan Airports Commission		
+▶■■ Airport RB Series 2000B 2.36%, 07/07/05	5,225	5,225
+▶■ Subordinate Airport Refunding RB Series 2005B 2.36%, 07/07/05	6,000	6,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Subordinate Revenue CP Notes Series A 2.50%, 07/07/05	14,119	14,119
+ Subordinate Revenue TECP Series B 2.69%, 07/01/05	6,768	6,768
Minnesota Agricultural & **Economic Development Board**		
+■ RB (Evangelical Lutheran Good Samaritan Society) Series 1996 2.33%, 07/07/05	7,400	7,400
Minnesota HFA		
▶■ Residential Housing Finance Bonds Series 2003B 2.30%, 07/07/05	6,000	6,000
▶■ Residential Housing Finance Bonds Series 2004G 2.35%, 07/07/05	12,000	12,000
Minnesota Higher Education **Facilities Auth**		
+■ RB (Trustees of the Hamline University of Minnesota) Series Six-E1 2.33%, 07/07/05	3,000	3,000
+■ RB (Trustees of the Hamline University of Minnesota) Series Six-E2 2.33%, 07/07/05	4,000	4,000
+■ RB (University of St Thomas) Series 4-O 2.33%, 07/07/05	9,700	9,700
+■ RB (University of St Thomas) Series 5-I 2.33%, 07/07/05	3,600	3,600
Rochester Health Care Facilities RB (Mayo Foundation) Series 1992C 2.52%, 08/08/05	20,200	20,200
Rochester Health Care Facilities		
▶ RB (Mayo Foundation) Series 2001A 2.53%, 08/01/05 2.50%, 08/22/05	15,000 31,400	15,000 31,400
▶ RB (Mayo Foundation) Series 2001B 2.53%, 08/01/05	13,600	13,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
St Louis Park		
+■ M/F Housing RB (Park) Series 2002A 2.65%, 07/07/05	3,300	3,300
St Paul Housing & **Redevelopment Auth**		
+■ District Heating RB Series 1999D 2.59%, 07/01/05	3,230	3,230
		282,542
Mississippi 0.3%		
Mississippi		
▶■▮ GO Refunding Bonds Series 2001 2.32%, 07/07/05	14,880	14,880
Mississippi Business Finance **Corp**		
+■ IDRB (Electric Mills Wood Preserving) Series 1999 2.50%, 07/07/05	5,000	5,000
+■ IDRB (Omega Motion) Series 1996 2.34%, 07/07/05	4,000	4,000
+■ IDRB (VC Regional Assembly & Manufacturing) Series 2003 2.32%, 07/07/05	9,210	9,210
Mississippi Home Corp		
+▶■▮ S/F Mortgage RB Series 1997C 2.43%, 07/07/05	3,100	3,100
		36,190
Missouri 0.2%		
Missouri Development Finance **Board**		
+■ IDRB (Milbank Manufacturing Co) Series 1997 2.50%, 07/07/05	3,000	3,000
St Charles Cnty IDA		
+■ M/F Housing Refunding RB (Time Centre Apts Phase I) Series 2004A 2.34%, 07/07/05	15,600	15,600
+■ M/F Housing Refunding RB (Time Centre Apts Phase II) Series 2004B 2.38%, 07/07/05	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
St Louis IDA		
+■ IDRB (Kessler Container) Series 1997A 2.35%, 07/07/05	1,900	1,900
Washington IDA		
+■ IDRB (Pauwels Transformers) Series 1995 2.60%, 07/07/05	2,600	2,600
		27,600
Montana 0.0%		
Montana Health Facilities Auth		
+◗■ Health Care RB (Pooled Loan Program) Series 1985A 2.30%, 07/07/05	4,325	**4,325**
Nebraska 0.2%		
Nebraska Investment Finance Auth		
◗■▮ S/F Housing RB Series 1998G 2.43%, 07/07/05	10,735	10,735
◗■▮ S/F Housing RB Series 1999E 2.37%, 07/07/05	475	475
Stanton Cnty		
■ IDRB (Nucor Corp) Series 1996 2.33%, 07/07/05	19,300	19,300
		30,510
Nevada 1.9%		
Clark Cnty		
+■ Airport System Subordinate Lien RB Series 1995A-2 2.30%, 07/07/05	1,100	1,100
+■ Economic Development RB (UNLV Foundation) Series 1999 2.30%, 07/07/05	395	395
+■ IDRB (Southwest Gas Corp) Series 2003A 2.40%, 07/07/05	12,500	12,500
+◗■ Las Vegas-McCarran International Airport Passenger Facility Charge Refunding RB Series 2005A-2 2.31%, 07/07/05	26,000	26,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Clark Cnty SD		
+◗■▮ GO (Limited Tax) Building Bonds Series 2001F 2.33%, 07/07/05	21,715	21,715
+◗■ GO (Limited Tax) Refunding Bonds Series 2005A 2.31%, 07/07/05	10,975	10,975
Las Vegas Convention & Visitors Auth		
+◗■ Refunding RB Series 2005 2.32%, 07/07/05	4,190	4,190
Las Vegas Valley Water Dist		
◗ GO (Limited Tax) Water CP Notes Series 2004 A & B 2.60%, 07/19/05	9,600	9,600
+◗■ GO Refunding Bonds Series 2005A 2.31%, 07/07/05	37,025	37,025
Nevada		
+◗■ Highway Improvement (Motor Vehicle Fuel Tax) RB Series 2003 2.31%, 07/07/05	2,193	2,193
Nevada Housing Division		
+■ M/F Housing RB (Apache Pines Apts) Series 1999A 2.33%, 07/07/05	7,415	7,415
+■ M/F Housing RB (Banbridge Apts) Series 2000A 2.33%, 07/07/05	3,960	3,960
+■ M/F Housing RB (Bluffs Apts) Series 2002A 2.33%, 07/07/05	17,850	17,850
+■ M/F Housing RB (City Center) Series 2000A 2.33%, 07/07/05	7,550	7,550
+■ M/F Housing RB (Home Suites) Series 1989A 2.27%, 07/07/05	4,800	4,800
+■ M/F Housing RB (Sierra Pointe Apts) Series 2005 2.50%, 07/07/05	9,985	9,985
+■ M/F Housing RB (Silver Pines Apts) Series 2002A 2.30%, 07/07/05	5,500	5,500
+■ M/F Housing RB (Silver Terrace Apts) Series 2003A 2.33%, 07/07/05	5,150	5,150

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (St Rose Senior Apts) Series 2002A 2.33%, 07/07/05	14,770	14,770
+■ M/F Housing RB (Sundance Village Apts) Series 2004 2.33%, 07/07/05	15,000	15,000
+■ M/F Housing Refunding RB (Oakmont) Series 2002 2.33%, 07/07/05	4,350	4,350
Washoe Cnty		
+▶■I GO Convention Center Refunding Bonds Series 2001A 2.33%, 07/07/05	21,000	21,000
		243,023
New Hampshire 0.4%		
New Hampshire Business Finance Auth		
+■ Solid Waste Disposal RB (Lonza Biologics) Series 2003 2.38%, 07/07/05	30,000	30,000
New Hampshire Health & Educational Facilities Auth		
+▶■ RB (Dartmouth-Hitchcock Obligated Group) Series 2001A 2.23%, 07/07/05	815	815
+■ RB (Easter Seals New Hampshire) Series 2004A 2.32%, 07/07/05	6,060	6,060
+■ RB (Frisbie Memorial Hospital) Series 2005 2.32%, 07/07/05	5,115	5,115
+■ RB (Riverwoods) Series 2003 2.38%, 07/07/05	3,085	3,085
New Hampshire HFA		
+▶■I S/F Mortgage Acquisition RB Series 1997C 2.43%, 07/07/05	1,845	1,845
+▶■I S/F Mortgage Acquisition RB Series 1998B 2.43%, 07/07/05	9,730	9,730
		56,650

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey 0.6%		
Englewood		
General Improvement BAN & Special Assessment BAN 1.63%, 07/08/05	23,750	23,756
New Jersey Economic Development Auth		
+▶■I School Facilities Construction Bonds Series 2004G 2.31%, 07/07/05	4,935	4,935
New Jersey Turnpike Auth		
+▶■ RB Series C 2.31%, 07/07/05	2,000	2,000
+▶■I Turnpike RB Series 2000A 2.31%, 07/07/05	6,100	6,100
+▶■ Turnpike RB Series 2004C-2 2.31%, 07/07/05	22,490	22,490
+▶■I Turnpike Revenue RB Series 2004A 2.31%, 07/07/05	5,000	5,000
Woodbridge Township		
General & Sewer Utility BAN 1.65%, 07/08/05 1.67%, 07/08/05	5,481 6,519	5,482 6,521
		76,284
New Mexico 0.2%		
Farmington		
+■ Hospital RB (San Juan Regional Medical Center) Series 2004B 2.31%, 07/07/05	5,000	5,000
Santa Fe		
+■ Gross Receipts Tax Subordinate Lien Wastewater System RB Series 1997B 2.32%, 07/07/05	16,300	16,300
		21,300
New York 6.9%		
Dutchess Cnty IDA		
+■ Civic Facility RB (Trinity-Pawling School Corp) Series 1998 2.26%, 07/07/05	4,300	4,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long Island Power Auth		
✛▸■❙ Electric System RB Series 1998A 2.31%, 07/07/05	10,970	10,970
Metropolitan Transportation Auth		
✛▸■ Dedicated Tax Fund Refunding Bonds Series 2005A 2.29%, 06/30/05	15,500	15,500
✛▸■ Transportation Refunding RB Series 2002D-1 2.20%, 07/07/05	20,000	20,000
✛ Transportation Revenue BAN Sub-Series B 2.51%, 09/13/05	17,000	17,000
New York City		
✛▸■❙ GO Bonds Fiscal 1998 Series D 2.31%, 07/07/05	17,825	17,825
✛▸■❙ GO Bonds Fiscal 2002 Series A 2.31%, 07/07/05	15,000	15,000
✛■ GO Bonds Fiscal 2003 Series C-4 2.18%, 07/07/05	15,000	15,000
✛■ GO Bonds Fiscal 2004 Series A-6 2.50%, 07/07/05	23,750	23,750
✛■ GO Bonds Fiscal 2004 Series H-2 2.52%, 07/07/05	42,700	42,700
✛■ GO Bonds Fiscal 2004 Series H-3 2.18%, 07/07/05	2,300	2,300
✛▸■ GO Bonds Fiscal 2005 Series N 2.29%, 07/07/05	20,340	20,340
New York City Health & Hospitals Corp		
✛▸■❙ Health System Bonds Series 1999A 2.31%, 07/07/05	8,000	8,000
New York City Housing Development Corp		
✛■ M/F Mortgage RB (2 Gold St) Series 2003A 2.26%, 07/07/05	500	500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛■ M/F Rental Housing RB (One Columbus Place) Series 1998A 2.25%, 07/07/05	5,500	5,500
✛■ M/F Rental Housing RB (Sierra) Series 2003A 2.25%, 07/07/05	6,115	6,115
New York City IDA		
✛■ Special Facility RB (Korean Air Lines) Series 1997A 2.27%, 07/07/05	15,100	15,100
New York City Municipal Water Finance Auth		
▸ TECP Notes Series 1 2.50%, 09/08/05	30,000	30,000
✛ TECP Series 5 2.45%, 07/08/05	27,900	27,900
✛▸■❙ Water & Sewer System RB Fiscal 2002 Series G 2.31%, 07/07/05	13,545	13,545
✛▸■❙ Water & Sewer System RB Fiscal 2005 Series B 2.31%, 07/07/05	4,995	4,995
▸■ Water & Sewer System RB Fiscal 2005 Series D 2.29%, 07/07/05	19,000	19,000
New York City Transitional Finance Auth		
▸■❙ Future Tax Secured Bonds Fiscal 1999 Series C 2.31%, 07/07/05	14,725	14,725
▸■ Future Tax Secured Bonds Fiscal 2001 Series B 2.17%, 07/01/05	8,000	8,000
▸■ Future Tax Secured Refunding Bonds Fiscal 2003 Series A 2.31%, 07/07/05	4,640	4,640
▸■ Recovery Bonds Fiscal 2003 Series 2A 2.17%, 07/01/05	32,970	32,970
New York State		
✛ Environmental Quality 1986 GO Bonds Series 1998A 2.50%, 08/08/05	16,500	16,500
✛▸■❙ GO Bonds Fiscal 2004 Series F 2.35%, 07/07/05	50,000	50,000

See financial notes. 35

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York State Dormitory Auth		
+▶■ State University Educational Facilities RB Series 2000B 2.28%, 07/07/05	20,000	20,000
New York State Energy Research & Development Auth		
+▶■ Gas Facilities RB (Brooklyn Union Gas) Series 1996 2.29%, 07/07/05	1,570	1,570
New York State HFA		
+■ Housing RB (101 West End Ave) Series 1998A 2.29%, 07/07/05	13,200	13,200
+■ Housing RB (101 West End Ave) Series 1999A 2.29%, 07/07/05	25,750	25,750
+■ Housing RB (150 E44th St) Series 2000A 2.29%, 07/07/05	27,200	27,200
+■ Housing RB (345 E94th St) Series 1998A 2.29%, 07/07/05	565	565
+■ Housing RB (345 E94th St) Series 1999A 2.29%, 07/07/05	6,500	6,500
+■ Housing RB (350 W43rd St) Series 2002A 2.25%, 07/07/05	6,400	6,400
+■ Housing RB (Avalon Chrystie Place I) Series 2004A 2.27%, 07/07/05	17,400	17,400
+■ Housing RB (Clinton Green North) Series 2005A 2.60%, 07/07/05	48,500	48,500
+■ Housing RB (Clinton Green South) Series 2005A 2.60%, 07/07/05	12,000	12,000
+■ Housing RB (The Helena) Series 2003A 2.25%, 07/07/05	12,200	12,200
+■ Housing RB (W20th St) Series 2001A 2.26%, 07/07/05	33,000	33,000
+■▲ Housing RB (W23rd St) Series 2002A 2.29%, 07/07/05	72,100	72,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Housing RB (W33rd St) Series 2003A 2.25%, 07/07/05	33,900	33,900
New York State Mortgage Agency		
▶■■ Homeowner Mortgage RB Series 77A 2.31%, 07/07/05	10,700	10,700
▶■■ Homeowner Mortgage RB Series 79 2.31%, 07/07/05	14,995	14,995
▶■■ S/F Mortgage RB Series 92 2.31%, 07/07/05	3,230	3,230
Port Auth of New York & New Jersey		
+▶■ Consolidated Bonds 139th Series 2.59%, 07/07/05	20,000	20,000
Triborough Bridge & Tunnel Auth		
▶■ General Refunding RB Series 2002B 2.31%, 07/07/05	9,995	9,995
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment Co) Series 2001A 2.25%, 07/07/05	1,000	1,000
William Floyd Union Free SD		
TAN 2005 2.70%, 06/27/06	23,000	23,288
Yonkers IDA		
+▶■ Civic Facility RB (Consumers Union) Series 1994 2.35%, 07/07/05	440	440
		876,108
North Carolina 1.4%		
Charlotte		
+▶■ Airport Refunding RB Series 1997A 2.31%, 07/07/05	37,400	37,400
Durham Housing Auth		
+■ M/F Housing RB (Pendleton Townhomes) Series 2001 2.34%, 07/07/05	5,490	5,490

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Forsyth Cnty		
+■ RB (Plymouth Printing Co) Series 1998 2.39%, 07/07/05	870	870
Guilford Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Metalcraft of Mayville SE Manufacturing) Series 1997 2.35%, 07/07/05	1,300	1,300
Hertford Cnty Industrial Facilities & Pollution Control Financing Auth		
IDRB (Nucor Corp) Series 2000A		
■ 2.32%, 07/07/05	17,500	17,500
■ 2.45%, 07/07/05	26,500	26,500
Johnston Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Flanders Corp) Series 1998 2.35%, 07/07/05	4,500	4,500
Mecklenburg Cnty		
+■ M/F Housing RB (Sycamore Green Apts) Series 2001 2.30%, 07/07/05	8,240	8,240
North Carolina Educational Facilities Finance Agency		
+■ Educational Facilities RB (High Point University) Series 1997 2.29%, 07/07/05	4,410	4,410
+■ Educational Facilities RB (Queens College) Series 1999B 2.29%, 07/07/05	5,520	5,520
North Carolina HFA		
▶■ Home Ownership RB Series 1A 1.62%, 07/14/05	12,000	12,000
Piedmont Triad Airport Auth		
+▶■ Airport RB Series 2004B 2.35%, 07/07/05	19,500	19,500
Raleigh-Durham Airport Auth		
+▶■ Airport RB Series 2005B 2.36%, 07/07/05	4,680	4,680

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rockingham Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (McMichael Mills) Series 1997 2.34%, 07/07/05	1,100	1,100
Rowan Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Taylor Clay Products) Series 1999 2.34%, 07/07/05	3,400	3,400
Sampson Cnty Industrial Facilities & Pollution Control Finance Auth		
+■ IDRB (Crumpler Plastic Pipe) Series 1999 2.39%, 07/07/05	2,600	2,600
Union Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ RB (Rock-Tenn Converting Co) Series 1997 2.34%, 07/07/05	1,750	1,750
Wake Cnty Housing Auth		
+■ M/F Housing RB (Walnut Ridge Apts) Series 2000 2.34%, 07/07/05	9,920	9,920
Wilmington Housing Auth		
+■ M/F Housing RB (Garden Lakes Estates) Series 1999 2.34%, 07/07/05	7,055	7,055
		173,735
North Dakota 0.4%		
North Dakota HFA		
▶■ Home Mortgage Finance Program Series 2004B 2.31%, 07/07/05	24,680	24,680
▶■ Home Mortgage Finance Program Series 2005A 2.31%, 07/07/05	22,100	22,100
Richland Cnty		
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996A 2.60%, 07/07/05	6,370	6,370

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996B 2.60%, 07/07/05	585	585
		53,735
Ohio 0.9%		
Akron, Bath & Copley Joint Township Hospital Dist		
+■ Hospital Facilities RB (Summa Health System) Series 2004B 2.32%, 07/07/05	7,500	7,500
Cleveland		
+■ Airport System RB Series 1997D 2.31%, 07/07/05	34,760	34,760
Cuyahoga Cnty		
+■ Economic Development RB (Hathaway Brown School) Series 1999 2.32%, 07/07/05	12,520	12,520
Franklin Cnty		
+▶■ Hospital RB (The Children's Hospital) Series 2003 2.56%, 07/07/05	5,000	5,000
Hamilton Cnty		
+■ Healthcare Facilities Improvement & Refunding RB (Episcopal Retirement Homes, Inc) Series 2005A 2.28%, 07/07/05	6,500	6,500
Ohio		
■ Infrastructure Improvement Refunding GO Bonds Series 2004A 2.22%, 07/07/05	1,000	1,000
+■ RB (Pooled Financing) Series 2004 2.30%, 07/07/05	9,385	9,385
Ohio HFA		
+▶■ M/F Refunding RB (10 Wilmington Place) Series 1991B 2.59%, 07/01/05	8,945	8,945
▶■ Residential Mortgage RB Series 2001C 2.40%, 07/07/05	5,300	5,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ohio Higher Educational Facility Commission		
+■ Higher Educational Facility RB (Pooled Financing) Series 2003B 2.30%, 07/07/05	4,900	4,900
+■ RB (The Cleveland Institute of Music) Series 2005 2.33%, 07/07/05	5,000	5,000
Port of Greater Cincinnati Development Auth		
+■ RB (National Underground Railroad Freedom Center) Series 2003A 2.40%, 07/07/05	15,000	15,000
		115,810
Oklahoma 1.1%		
Muldrow Public Works Auth		
+■ IDRB (OK Foods) Series 1995 2.60%, 07/07/05	4,500	4,500
Oklahoma Cnty Industrial Auth		
+■ RB (National Cowboy Hall of Fame) Series 1999 2.30%, 07/07/05	995	995
Oklahoma Development Finance Auth		
+■ RB (Shawnee Funding) Series 1996 2.34%, 07/07/05	3,100	3,100
Oklahoma Student Loan Auth		
+▶■ Student Loan Bonds & Notes Series 1996A 2.27%, 07/07/05	32,580	32,580
+▶■ Student Loan Bonds & Notes Series 1997A 2.34%, 07/07/05	33,000	33,000
+▶■ Student Loan Bonds & Notes Series 1998A 2.34%, 07/07/05	33,100	33,100
+▶■ Student Loan Bonds & Notes Series 2000A-4 2.34%, 07/07/05	10,945	10,945
+▶■ Student Loan Bonds & Notes Series 2005A 2.34%, 07/07/05	15,045	15,045

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Payne Cnty Economic Development Auth		
+▸■ Student Housing RB (OSUF Phase III Student Housing) Series 2005 2.29%, 07/07/05	8,500	8,500
Tulsa IDA		
+■ RB (YMCA) Series 1999 2.30%, 07/07/05	2,400	2,400
		144,165
Oregon 0.7%		
Oregon		
+■ Economic Development RB (Kettle Foods) Series 1998-196 2.37%, 07/07/05	4,500	4,500
Oregon Economic Development Commission		
+■ Economic Development RB (Pendleton Flour Mills) Series 1997-182 2.35%, 07/07/05	3,875	3,875
Oregon Facilities Auth		
+■ (Quatama Crossing Housing) Series 2005A 2.45%, 07/07/05	10,000	10,000
Oregon Health & Science University		
+■ Special RB (OHSU Medical Group) Series 2004A 2.26%, 07/07/05	10,000	10,000
Oregon Health, Housing, Educational & Cultural Facilities Auth		
+■ RB (Quatama Crossing) Series 1998A 2.35%, 07/07/05	8,510	8,510
Oregon Housing & Community Services Dept		
▸■ S/F Mortgage RB Series 2004L 2.33%, 07/07/05	5,000	5,000
S/F Mortgage RB Series 2004R 2.15%, 09/01/05	5,500	5,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Port of Portland		
+■ Special Obligation RB (Portland Bulk Terminals) Series 1996 2.35%, 07/07/05	28,000	28,000
+■ Special Obligation RB (Portland Bulk Terminals) Series 1999 2.35%, 07/07/05	4,500	4,500
Portland		
+■ M/F Housing RB (Village of Lovejoy Fountain) Series 1997 2.37%, 07/07/05	8,500	8,500
		88,385
Pennsylvania 6.6%		
Allegheny Cnty Hospital Development Auth		
+▸■ Hospital RB (Magee-Womens Hospital) Series 1993 2.31%, 07/07/05	5,000	5,000
Bermudian Springs SD		
+▸■ GO Bonds Series 2005 2.30%, 07/07/05	2,100	2,100
Central Bucks SD		
+▸■ GO Series 2000A 2.33%, 07/07/05	350	350
Chester IDA		
+■ RB (Archdiocese of Philadelphia) Series 2001 2.42%, 07/01/05	10,900	10,900
Daniel Boone Area SD		
+▸■ GO Bonds Series 2004 2.29%, 07/07/05	5,795	5,795
Dauphin Cnty General Auth		
+▸■ RB (Education & Health Loan) Series 1997 2.33%, 07/07/05	6,880	6,880
Delaware Cnty IDA		
+■ RB (YMCA of Philadelphia) Series 1999 2.39%, 07/07/05	100	100
+▸■ Water Facilities RB (Aqua Pennsylvania Inc) Series 2005A 2.33%, 07/07/05	600	600

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Delaware Valley Regional Finance Auth		
Local Government RB Series 1998A		
✚◗■▮ 2.36%, 07/07/05	14,510	14,510
✚◗■▮ 2.34%, 07/07/05	500	500
Easton Area SD		
✚◗■ GO Bonds Series 2005 2.30%, 07/07/05	30,000	30,000
Emmaus General Auth		
✚◗■ Bonds Series 1996 2.29%, 07/07/05	3,125	3,125
Erie SD		
✚◗■▮ GO Bonds Series 2001A 2.32%, 07/07/05	17,095	17,095
Hanover Public SD		
✚◗■ GO Series 2005 2.30%, 07/07/05	5,000	5,000
Harrisburg Auth		
✚◗■ Water Refunding RB Series 2002B 2.33%, 07/07/05	5,000	5,000
✚◗■ Water Refunding RB Series 2003A 2.33%, 07/07/05	6,400	6,400
Lampeter-Strasburg SD		
✚◗■ GO Bonds Series 2004A 2.30%, 07/07/05	6,000	6,000
Lancaster Cnty Hospital Auth		
✚◗■ Health Center RB (Masonic Homes) Series 2002 2.29%, 07/07/05	17,030	17,030
Manheim Township SD		
✚◗■ GO Bonds Series 2004 2.30%, 07/07/05	7,000	7,000
Mercer Cnty		
✚◗■▮ GO Bonds Series 2001 2.32%, 07/07/05	7,725	7,725
Montgomery Cnty Higher Education & Health Auth		
✚■ RB (Madlyn & Leonard Abramson Center For Jewish Life) Series 2001 2.33%, 07/07/05	5,500	5,500
Montgomery Cnty IDA		
✚ Pollution Control Refunding RB (Peco Energy Co) Series 1994A 2.56%, 10/18/05	27,560	27,560
✚■ Pollution Control Refunding RB (Peco Energy Co) Series 1999A 2.24%, 07/07/05	9,000	9,000
✚■ School RB (Friends' Central School) Series 2002 2.33%, 07/07/05	4,225	4,225
Montgomery Cnty Redevelopment Auth		
✚■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A 2.59%, 07/07/05	2,750	2,750
Northhampton Cnty		
✚◗■ County Agreement RB Series 2001 2.32%, 07/07/05	6,995	6,995
Norwin SD		
✚◗▮ GO Bonds Series 2001A 2.65%, 01/25/06	11,500	11,500
Owen J Roberts SD		
✚◗■ GO Bonds Series 2003 2.30%, 07/07/05	10,000	10,000
Pennsylvania		
◗■▮ GO Bonds First Series 2001 2.36%, 07/07/05	6,860	6,860
✚◗■ GO Bonds First Series 2003 2.31%, 07/07/05	300	300
✚◗■▮ GO Bonds Second Series 2002 2.31%, 07/07/05	14,995	14,995
Pennsylvania Convention Center Auth		
✚◗■▮ RB Series 1989A 2.31%, 07/07/05	4,500	4,500
Pennsylvania Economic Development Financing Auth		
✚■ Exempt Facilities RB (Amtrak) Series 2001B 2.45%, 07/07/05	200	200
■ Exempt Facilities RB (Merck & Co) Series 2001 2.35%, 07/07/05	15,000	15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pennsylvania Energy Development Auth		
✚■ Energy Development RB (B&W Ebensburg) Series 1986 2.31%, 07/07/05	6,365	6,365
Pennsylvania HFA		
✚◗■ S/F Mortgage RB Drawdown Series 2003 2.35%, 07/07/05	5,030	5,030
◗▮ S/F Mortgage RB Series 1999A 2.15%, 08/11/05	18,820	18,820
◗■ S/F Mortgage RB Series 2004-83B 2.27%, 07/07/05	10,000	10,000
◗■ S/F Mortgage RB Series 2004-84C 2.26%, 07/07/05	8,350	8,350
◗■ S/F Mortgage RB Series 2004-84D 2.26%, 07/07/05	3,850	3,850
◗■ S/F Mortgage RB Series 2005-88B 2.26%, 07/07/05	50,000	50,000
◗■▮ S/F RB Series 1998-64 2.37%, 07/07/05	495	495
Pennsylvania Higher Education Assistance Agency		
✚◗■▲ Student Loan RB Series 1988A 2.33%, 07/07/05	76,000	76,000
✚◗■ Student Loan RB Series 1988B 2.33%, 07/07/05	36,700	36,700
✚◗■ Student Loan RB Series 1994A 2.33%, 07/07/05	31,800	31,800
✚◗■ Student Loan RB Series 1997A 2.45%, 07/07/05	28,900	28,900
✚◗■ Student Loan RB Series 1999A 2.31%, 07/07/05	36,000	36,000
✚◗■ Student Loan RB Series 2003A-1 2.45%, 07/07/05	7,000	7,000
✚◗■ Student Loan RB Series 2003A-2 2.45%, 07/07/05	38,000	38,000
✚◗■ Student Loan RB Series 2000A 2.45%, 07/07/05	36,775	36,775
✚◗■ Student Loan RB Series 2001A 2.45%, 07/07/05	22,950	22,950
Pennsylvania Higher Educational Facilities Auth		
✚◗■ Drexel University RB Series 2005B 2.29%, 07/07/05	5,000	5,000
✚◗ University of Pennsylvania Health System RB Series 2005A 2.80%, 06/15/06	5,990	5,990
Pennsylvania Public School Building Auth		
✚◗■ School Lease RB (Philadelphia SD) Series 2003 2.31%, 07/07/05	5,900	5,900
✚◗■ School RB (Parkland SD) Series 1999D 2.33%, 07/07/05	8,665	8,665
Pennsylvania Turnpike Commission		
◗■ Turnpike RB Series 2001U 2.22%, 07/07/05	2,950	2,950
Philadelphia		
✚◗■ Airport RB Series 2005B 2.28%, 07/07/05	9,000	9,000
✚◗■▲ Airport Refunding RB Series 2005C 2.40%, 07/07/05	53,900	53,900
Philadelphia Gas Works		
✚◗■▮ RB Third Series 2001 2.31%, 07/07/05	4,295	4,295
Philadelphia IDA		
✚◗▮ Airport RB Series 1998A 2.15%, 08/11/05	12,710	12,710
✚■ RB (City Line Holiday Inn) Series 1996 2.25%, 07/07/05	6,800	6,800
Reading SD		
✚◗■ GO Bonds Series 2003A 2.32%, 07/07/05	4,225	4,225

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Scranton Redevelopment Auth		
+■ Guaranteed Lease RB		
Series 2004		
2.33%, 07/07/05	2,000	2,000
University of Pittsburgh		
Pitt Asset Notes Series 2004		
1.57%, 10/14/05	8,000	8,033
2.13%, 10/14/05	10,000	10,024
◗■ University Capital Project Bonds		
Series 2005A		
2.40%, 07/07/05	2,900	2,900
◗■ University Capital Project Bonds		
Series 2005B		
2.28%, 07/07/05	10,000	10,000
◗■ University Capital Project Bonds		
Series 2005C		
2.20%, 07/07/05	5,000	5,000
West Cornwall Township Municipal Auth		
+■ RB (Lebanon Valley Brethren Home) Series 1995		
2.34%, 07/07/05	1,720	1,720
		846,642
Puerto Rico 0.0%		
Puerto Rico Highway & Transportation Auth		
+◗■▮ Highway RB Series Y		
2.28%, 07/07/05	800	**800**
Rhode Island 1.0%		
Rhode Island Economic Development Corp		
Airport RB Series 2005A		
+◗■▮ 2.36%, 07/07/05	2,255	2,255
+◗■▮ 2.36%, 07/07/05	3,925	3,925
+◗■▮ Airport Refunding RB		
Series 2005C		
2.32%, 07/07/05	6,995	6,995
Rhode Island Housing & Mortgage Finance Corp		
◗■▮ Home Ownership Opportunity Bonds Series 1998-29A		
2.43%, 07/07/05	19,020	19,020
Rhode Island IDA		
+■ IDRB (Greystone of Lincoln)		
Series 2000		
2.55%, 07/07/05	1,700	1,700
Rhode Island Student Loan Auth		
+◗■ Student Loan Program RB		
Series 1995-1		
2.31%, 07/07/05	30,000	30,000
+◗■ Student Loan Program RB		
Series 1996-1		
2.31%, 07/07/05	19,000	19,000
+◗■ Student Loan Program RB		
Series 1996-2		
2.31%, 07/07/05	20,000	20,000
+◗■ Student Loan Program RB		
Series 1996-3		
2.31%, 07/07/05	23,000	23,000
		125,895
South Carolina 1.2%		
Beaufort-Jasper Higher Education Commission		
+■ Student Housing RB (University of South Carolina-Beaufort Student Housing) Series 2005		
2.35%, 07/07/05	16,540	16,540
Berkeley Cnty SD		
+◗■▮ School Building Bonds		
Series 2002		
2.32%, 07/07/05	7,575	7,575
Florence Cnty Public Facilities Corp		
+◗■ Refunding COP (Law Enforcement & Civic Centers)		
Series 2003		
2.37%, 07/07/05	24,985	24,985
Greenville IDA		
+■ IDRB (Stevens Aviation Technical Services)		
Series 1997		
2.39%, 07/07/05	3,500	3,500
South Carolina Housing & Development Auth		
+■ M/F Rental Housing RB (Ashley Apts) Series 1999		
2.34%, 07/07/05	4,000	4,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B-1 2.34%, 07/07/05	5,755	5,755
+■ M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C-1 2.34%, 07/07/05	1,960	1,960
+■ M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A 2.34%, 07/07/05	7,735	7,735
South Carolina Jobs Economic Development Auth		
+■ Economic Development RB (Holcim) Series 2003 2.45%, 07/07/05	6,250	6,250
+■ Economic Development RB (Thomas & Betts Corp) Series 1997 2.39%, 07/07/05	3,250	3,250
+■ IDRB (Sanders Brothers Construction Co) Series 1996 2.39%, 07/07/05	350	350
South Carolina Public Service Auth TECP		
▸ 2.40%, 08/04/05	12,000	12,000
▸ 2.60%, 09/07/05	29,701	29,701
South Carolina Transportation Infrastructure Bank		
+▸■◀ RB Series 1999A 2.32%, 07/07/05	22,610	22,610
Spartanburg Cnty IDA		
+■ Refunding IDRB (Bemis Co) Series 1991 2.34%, 07/07/05	4,750	4,750
		150,961
South Dakota 0.4%		
South Dakota Health & Educational Facilities Auth		
+▸■ RB (McKenna Hospital) Series 1994 2.59%, 07/07/05	27,240	27,240

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Dakota Housing Development Auth		
▸■ Homeownership Mortgage Bonds Series 2004G 2.31%, 07/07/05	11,000	11,000
+■ M/F Housing RB (Harmony Heights) Series 2001 2.40%, 07/07/05	6,500	6,500
		44,740
Tennessee 3.5%		
Bristol Health & Educational Facilities Board		
+■ RB (King College) Series 2001 2.30%, 07/07/05	6,450	6,450
Carter Cnty IDB		
+■ M/F Housing Refunding RB (Willow Run Apts) Series 1990 2.65%, 07/07/05	6,675	6,675
Chattanooga Health, Education & Housing Facilities Board		
+■ RB (Baylor School) Series 1996 2.29%, 07/07/05	2,035	2,035
+■▲ THA Program RB (Cumberland Medical Center) Series 2004A 2.28%, 07/07/05	46,000	46,000
Clarksville Public Building Auth		
+■ Pooled Financing RB (Tennessee Municipal Bond Fund) Series 1997 2.30%, 07/07/05	4,800	4,800
Franklin Cnty IDB		
+■ IDRB (Hi-Tech) Series 1997 2.40%, 07/07/05	3,800	3,800
Grundy Cnty IDB		
+■ Limited Obligation RB (Toyo Seat USA Corp) Series 2001 2.50%, 07/07/05	3,330	3,330
Hendersonville IDB		
+■ Refunding IDRB (Betty Machine Co) Series 2001 2.34%, 07/07/05	3,445	3,445
Huntingdon IDB		
+■ IDRB (Associated Rubber Co) Series 1999 2.34%, 07/07/05	2,200	2,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Jackson Energy Auth		
+▶■ Gas System RB Series 2002		
2.28%, 07/07/05	5,730	5,730
+▶■ Water System RB Series 2002		
2.28%, 07/07/05	4,800	4,800
Jackson Health, Educational &		
Housing Facilities Board		
+■ M/F Housing RB (Patrician		
Terrace Apts) Series 2005		
2.32%, 07/07/05	2,400	2,400
Jackson IDB		
+■ Solid Waste Facility Bonds		
(Ameristeel Corp) Series 1997		
2.35%, 07/07/05	3,800	3,800
McMinn Cnty IDA		
+■ Solid Waste Disposal Facilities		
RB (Bowater) Series 1999		
2.34%, 07/07/05	13,500	13,500
Memphis		
+▶■ Electric System Subordinate		
RB Series 2003A		
2.31%, 07/07/05	2,800	2,800
+▶■ General Improvement Refunding		
Bonds Series 2005		
2.31%, 07/07/05	5,639	5,639
Metropolitan Govt of Nashville		
& Davidson Cnty		
GO TECP		
2.25%, 08/15/05	15,000	15,000
2.55%, 10/25/05	6,250	6,250
2.60%, 11/15/05	12,500	12,500
Metropolitan Govt of Nashville		
& Davidson Cnty Health &		
Educational Facilities Board		
+■ Educational Facilities RB		
(Belmont University)		
Series 2005		
2.28%, 07/07/05	13,000	13,000
+■ M/F Housing RB (Burning		
Tree Apts) Series 2005		
2.32%, 07/07/05	8,815	8,815
+■ RB (Ascension Health Credit		
Group) Series 2001B-1		
1.65%, 08/03/05	4,000	4,000
+■ RB (Ensworth School)		
Series 2002		
2.29%, 07/07/05	7,525	7,525

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Metropolitan Govt of Nashville		
& Davidson Cnty IDB		
+■ Educational Facilites Refunding		
RB (David Lipscomb		
University) Series 2003		
2.29%, 07/07/05	8,300	8,300
+■ IDRB (Bindtech) Series 1997		
2.35%, 07/07/05	2,550	2,550
+■ M/F Housing RB (Arbor Crest)		
1985B		
2.33%, 07/07/05	12,750	12,750
+■ M/F Housing RB (Arbor Knoll)		
1985A		
2.33%, 07/07/05	13,400	13,400
Metropolitan Nashville Airport		
Auth		
+■ Passenger Facility Charge		
Refunding Bonds Series 2003		
2.34%, 07/07/05	6,300	6,300
Sevier Cnty Public Building Auth		
+▶■ Public Improvement Bonds		
Series 1995C-1		
2.30%, 07/07/05	2,775	2,775
+▶■ Public Improvement Bonds		
Series 1996E-4		
2.30%, 07/07/05	2,155	2,155
+▶■ Public Improvement Bonds		
Series 1996E-5		
2.30%, 07/07/05	1,225	1,225
+▶■ Public Improvement Bonds		
Series 1996F-1		
2.30%, 07/07/05	8,150	8,150
+▶■ Public Improvement Bonds		
Series 1996F-2		
2.30%, 07/07/05	4,350	4,350
+▶■ Public Improvement Bonds		
Series 1996G		
2.30%, 07/07/05	4,810	4,810
+▶■ Public Improvement Bonds		
Series 1996II-C		
2.30%, 07/07/05	755	755
+▶■ Public Improvement Bonds		
Series 1998III-C-1		
2.30%, 07/07/05	7,400	7,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Shelby Cnty Health, Education & Housing Facilities Board		
✛■ Educational Facilities RB (Rhodes College) Series 2000 2.30%, 07/07/05	9,545	9,545
✛■ M/F Housing RB (TUP I) Series 1997A 2.45%, 07/07/05	5,000	5,000
✛■ RB (St Benedict at Auburndale High School) Series 2003 2.32%, 07/07/05	5,000	5,000
✛■ RB (The Hutchison School) Series 2005 2.29%, 07/07/05	10,000	10,000
Tennessee		
GO TECP Series A		
2.70%, 07/06/05	34,425	34,425
2.60%, 09/13/05	10,000	10,000
2.55%, 09/14/05	20,000	20,000
Tennessee Housing Development Agency		
▶■▮ Homeownership Program Bonds Series 2001-1C 2.41%, 07/07/05	6,750	6,750
Volunteer Student Loan Funding Corp		
✛■ Student Loan RB Series 1987A-1 2.32%, 07/07/05	15,000	15,000
✛■ Student Loan RB Series 1987A-2 2.32%, 07/07/05	13,700	13,700
✛■ Student Loan RB Series 1987A-3 2.32%, 07/07/05	59,700	59,700
		448,534
Texas 12.0%		
Amarillo Health Facility Corp		
✛■ Hospital RB (Panhandle Pooled Health Care Loan) Series 1985 2.45%, 07/07/05	3,000	3,000
Austin		
▶■▮ Public Improvement Bonds Series 2000 2.32%, 07/07/05	6,000	6,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛▶■ Public Improvement Refunding Bonds Series 2005 2.32%, 07/07/05	4,080	4,080
✛▶■▮ Water & Wastewater Refunding RB Series 2001 A&B 2.32%, 07/07/05	1,225	1,225
Bexar Cnty Health Facilities Development Corp		
✛■ Health Care RB (Chandler Memorial Home) Series 1995 2.31%, 07/07/05	3,445	3,445
Brazos River Auth		
✛■ Pollution Control Refunding RB (TXU Electric Co) Series 2001D-1 2.33%, 07/07/05	14,300	14,300
Collin Cnty HFA		
✛■ M/F Housing RB (Huntington Apts) Series 1996 2.40%, 07/07/05	6,150	6,150
Cypress-Fairbanks Independent SD		
✛▶■ Unlimited Tax GO Refunding Bonds Series 2005 2.31%, 07/07/05	5,160	5,160
Dallas Area Rapid Transit		
✛▶■ Dallas/Ft Worth International Airport Joint RB Series 2003A 2.35%, 07/07/05	2,500	2,500
✛▶■▮ Sr Lien Sales Tax RB Series 2001 2.32%, 07/07/05	16,130	16,130
Dallas Fort Worth International Airport		
✛▶■ Airport Joint Improvement RB Series 2003A 2.36%, 07/07/05	14,990	14,990
✛▶■▮ Joint Improvement & Refunding RB Series 2002A 2.36%, 07/07/05	8,995	8,995
✛▶■ Joint RB Series 2003A 2.36%, 07/07/05	3,370	3,370
Dallas Independent SD		
✛▶■ Unlimited Tax School Building & Refunding Bonds Series 2004A 2.31%, 07/07/05	1,200	1,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Denton Utility System		
✚◗■▮ Utility System RB Series 2000A		
2.31%, 07/07/05	5,230	5,230
El Paso		
✚◗■▮ Water & Sewer Refunding RB Series 1998		
2.43%, 07/07/05	9,635	9,635
Grand Prairie IDA		
✚■ IDRB (NTA Leasing Co) Series 1994		
2.45%, 07/07/05	1,280	1,280
Grapevine IDA		
✚■ Airport Improvement RB (Simuflite Training International) Series 1983A		
2.70%, 04/03/06	19,000	19,000
Greater East Texas Student Loan Corp		
Student Loan RB Series 1992B		
✚■▲ 2.35%, 07/07/05	30,200	30,200
✚■ 1.80%, 07/01/05	14,000	14,000
✚■ Student Loan RB Series 1995B		
1.80%, 07/01/05	10,000	10,000
✚■▲ Student Loan Refunding RB Series 1993A		
2.35%, 07/07/05	48,150	48,150
✚■▲ Student Loan Refunding RB Series 1993B		
2.35%, 07/07/05	23,400	23,400
✚■ Student Loan Refunding RB Series 1995A		
2.45%, 07/07/05	35,700	35,700
Greater Texas Student Loan Corp		
✚■ Student Loan RB Series 1998A		
2.35%, 07/07/05	10,250	10,250
Gregg Cnty Health Facilities Development Corp		
✚■ Hospital RB (Good Shepherd Medical Center) Series 2004		
2.28%, 07/07/05	21,400	21,400
Gulf Coast IDA		
✚■ IDRB (Gruma Corp) Series 1994		
2.40%, 07/07/05	6,440	6,440
Gulf Coast Waste Disposal Auth		
■ Solid Waste Disposal RB (Amoco Oil Co) Series 1991		
2.60%, 10/01/05	9,200	9,200
Harris Cnty		
✚◗■ Jr Lien Special RB (Rodeo) Series 2001C		
2.30%, 07/07/05	1,900	1,900
Harris Cnty Flood Control Dist		
✚ Contract Tax TECP Series F		
2.56%, 09/14/05	17,905	17,905
Harris Cnty Health Facility Development Corp		
✚◗■▮ RB (SCH Health Care) Series 1997B		
2.32%, 07/07/05	14,850	14,850
Harris Cnty HFA		
✚■ M/F Housing RB (Dominion Square Apts) Series 2000		
2.43%, 07/07/05	2,825	2,825
✚■ M/F Housing RB (Village At Cornerstone Apts) Series 2004		
2.32%, 07/07/05	8,360	8,360
Hays Consolidated Independent SD		
✚◗■ Unlimited Tax Refunding Bonds Series 2005		
2.31%, 07/07/05	3,690	3,690
Houston		
✚◗■ Airport System Subordinate Lien Refunding RB Series 2005A		
2.31%, 07/07/05	18,000	18,000
◗■▮ Public Improvement Refunding Bonds Series 1998A		
2.32%, 07/07/05	21,655	21,655
✚◗■▮ Water & Sewer System Jr Lien Refunding RB Series 2002A		
2.36%, 07/07/05	6,530	6,530
Houston Combined Utility System		
◗ TECP Series A		
2.60%, 07/06/05	10,000	10,000
Jewett Economic Development Corp		
■ IDRB (Nucor Corp) Series 2003		
2.33%, 07/07/05	6,200	6,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Katy Independent SD		
✦▸■▪ Unlimited Tax School Building Bonds Series 2000A 2.32%, 07/07/05	10,145	10,145
▸■ Unlimited Tax School Building Bonds Series 2004C 2.28%, 07/07/05	28,200	28,200
Lavaca-Navidad River Auth		
✦■▪ Water Supply System Contract RB (Formosa Plastics Corp) Series 1990 2.38%, 07/07/05	13,600	13,600
Leander Independent SD		
✦▸■ Unlimited Tax School Building & Refunding Bonds Series 2003 2.33%, 07/07/05	10,000	10,000
Lower Colorado River Auth		
✦▸■▪ Refunding RB Series 1999A 2.32%, 07/07/05	10,770	10,770
Lubbock Independent SD		
✦▸■ Unlimited Tax School Building Bonds Series 2005A 2.20%, 12/15/05	23,050	23,172
Mansfield IDA		
✦■ IDRB (Southern Champion Tray) Series 1999 2.34%, 07/07/05	1,900	1,900
Matagorda Cnty Navigation Dist No.1		
✦▸■▪ Refunding RB (Houston Lighting & Power Co) 2.37%, 07/07/05	19,385	19,385
Midlothian Independent SD		
✦▸■▪ Unlimited Tax School Building & Refunding Bonds Series 2004 2.34%, 07/07/05	8,840	8,840
North Texas Higher Education Auth		
✦■▲ Student Loan RB Series 1987 2.34%, 07/07/05	87,750	87,750
✦■ Student Loan RB Series 1998 2.30%, 07/07/05	9,000	9,000
✦▸■ Student Loan RB Series 2005A 2.30%, 07/07/05	20,600	20,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Texas Tollway Auth		
✦▸■ Dallas North Tollway System RB Series 2005A 2.31%, 07/07/05	5,985	5,985
Panhandle Plains Higher Education Auth		
✦▸■ Student Loan RB Series 1991A 2.31%, 07/07/05	27,400	27,400
✦▸■ Student Loan RB Series 1992A 2.31%, 07/07/05	44,100	44,100
✦▸■ Student Loan RB Series 1993A 2.31%, 07/07/05	44,200	44,200
Pflugerville Independent SD		
✦▸■ Unlimited Tax Refunding Bonds Series 2005 2.31%, 07/07/05	4,000	4,000
Port Arthur Independent SD		
✦▸■ Unlimited Tax School Building Bonds Series 2005 2.34%, 07/07/05	23,395	23,395
San Antonio		
✦▸■ Airport System Revenue Improvement Bonds Series 2002 2.36%, 07/07/05	9,240	9,240
San Antonio IDA		
✦■ IDRB (Gruma Corp) Series 1994 2.40%, 07/07/05	4,095	4,095
Southeast Texas HFA		
S/F Mortgage Refunding & RB Series 1998A		
✦▸■▪ 2.36%, 07/07/05	4,165	4,165
▸■▪ 2.36%, 07/07/05	4,210	4,210
Spring Independent SD		
✦▸■ Unlimited Tax Schoolhouse Bonds Series 2005 2.32%, 07/07/05	6,000	6,000
Texas		
▸■▪ GO Bonds Veterans' Housing Assistance Program Fund II Series 2002A-2 2.33%, 07/07/05	6,000	6,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■ GO Bonds Veterans' Housing Assistance Program Fund II Series 2005A		
2.29%, 07/07/05	16,700	16,700
◗■ GO College Student Loan & Refunding Bonds Series 2003		
1.80%, 07/01/05	25,690	25,690
TRAN Series 2004		
◗■▮ 2.43%, 07/07/05	58,000	58,000
1.60%, 08/31/05	100,820	101,052
2.04%, 08/31/05	39,920	39,982
2.08%, 08/31/05	35,000	35,052
2.09%, 08/31/05	25,000	25,036
2.25%, 08/31/05	19,935	19,958
2.50%, 08/31/05	35,000	35,026
2.52%, 08/31/05	3,300	3,302
2.63%, 08/31/05	8,975	8,980
Texas A&M Board of Regents		
◗■ Permanent University Fund Bonds Series 2004B		
2.31%, 07/07/05	6,500	6,500
Texas A&M University		
◗■▮ Permanent University Fund Bonds Series 1998		
2.32%, 07/07/05	28,445	28,445
Texas Dept of Housing & Community Affairs		
✚■ M/F Housing RB (Atascocita Pines Apts) Series 2005		
2.35%, 07/07/05	11,900	11,900
✚■ M/F Housing RB (Bristol Apts) Series 2004		
2.32%, 07/07/05	8,625	8,625
✚■ M/F Housing RB (Creek Point Apts) Series 2000		
2.35%, 07/07/05	6,785	6,785
✚■ M/F Housing RB (Lafayette Village Apts) Series 2005		
2.35%, 07/07/05	7,100	7,100
✚■ M/F Housing RB (Montgomery Pines Apts) Series 2004		
2.32%, 07/07/05	12,300	12,300
✚■ M/F Housing RB (Pinnacle Apts) Series 2004		
2.32%, 07/07/05	7,000	7,000
✚■ M/F Housing RB (Tower Ridge Apts) Series 2005		
2.50%, 07/07/05	15,000	15,000
◗■▮ Residential Mortgage RB Series 1998A		
2.43%, 07/07/05	14,950	14,950
◗■ Residential Mortgage Refunding RB Series 2003A		
2.36%, 07/07/05	10,000	10,000
✚◗■ S/F Mortgage RB Series 2002A&B		
2.36%, 07/07/05	4,125	4,125
✚◗■ S/F Mortgage RB Series 2004D		
2.35%, 07/07/05	15,100	15,100
Texas Municipal Gas Corp		
✚◗■ Sr Lien Gas Reserve RB Series 1998		
2.30%, 07/07/05	2,185	2,185
Texas Public Finance Authority		
◗ Unemployment Compensation Obligation Assessment RB Series 2003C-1		
2.55%, 07/07/05	50,000	50,000
Texas Transportation Commission		
Mobility Fund Bonds Series 2005A		
◗■ 2.31%, 07/07/05	50,000	50,000
◗■ 2.32%, 07/07/05	6,000	6,000
Trinity River Auth		
✚■ Solid Waste Disposal RB (Community Waste Disposal) Series 1999		
2.36%, 07/07/05	4,070	4,070
University of Texas		
Permanent University Fund Flexible Rate Notes Series A		
2.53%, 09/08/05	5,000	5,000
2.60%, 10/05/05	22,000	22,000
		1,528,360
Utah 1.7%		
Intermountain Power Agency		
✚◗■ Power Supply Refunding RB Series 1985E		
1.60%, 09/15/05	43,150	43,143
✚◗■▮ Power Supply Refunding RB Series 1996C		
2.31%, 07/07/05	15,330	15,330

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+) Power Supply Refunding RB Series 1998A 2.70%, 07/07/05	9,995	9,995
Salt Lake City		
+)■I Hospital RB (IHC Health Services) Series 2001 2.32%, 07/07/05	26,730	26,730
+■ RB (Rowland Hall - St Mark's School) Series 2001 2.28%, 07/07/05	9,280	9,280
University of Utah		
+)■I Auxiliary & Campus Facilties System Refunding RB Series 1998A 2.32%, 07/07/05	30,060	30,060
+■ Student Loan RB Series 1993A 2.30%, 07/07/05	5,000	5,000
+)■ Student Loan RB Series 1995I 2.30%, 07/07/05	27,500	27,500
Utah		
)■I GO Highway Bonds Series 1998A 2.31%, 07/07/05	5,000	5,000
Utah Building Ownership Auth		
+)■I Lease Refunding RB Series 1998C 2.32%, 07/07/05	9,695	9,695
Utah State Board of Regents		
+)■ Student Loan RB Series 2005W 2.30%, 07/07/05	35,280	35,280
Woods Cross City		
+■ M/F Housing Refunding RB (Springwood Apts) Series 2001A 2.29%, 07/07/05	3,605	3,605
		220,618
Vermont 0.1%		
Vermont Economic Development Auth		
+■ IDRB (Agri-Mark) Series 1999A 2.50%, 07/07/05	17,000	17,000
+■ IDRB (Agri-Mark) Series 1999B 2.50%, 07/07/05	1,000	1,000
		18,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Virginia 0.6%		
Arlington Cnty IDA		
+■ M/F Housing RB (Gates of Ballston Apts) Series 2005 2.37%, 07/07/05	14,500	14,500
Fairfax Cnty		
)■I Public Improvement & Refunding Bonds Series 2004A 2.31%, 07/07/05	1,000	1,000
King George Cnty		
+■ Solid Waste Disposal Facility RB (Garnet) Series 1996 2.35%, 07/07/05	3,700	3,700
Montgomery Cnty IDA		
+■ RB (Virginia Tech Foundation) Series 2001A 2.29%, 07/07/05	8,500	8,500
+■ RB (Virginia Tech Foundation) Series 2001B 2.38%, 07/07/05	1,015	1,015
+■ RB (Virginia Tech Foundation) Series 2002 2.29%, 07/07/05	4,305	4,305
Newport News IDA		
+■ RB (CNU Warwick Student Apts) Series 2004 2.30%, 07/07/05	4,300	4,300
Norfolk		
+)■I Parking System Refunding RB Series 2000B 2.32%, 07/07/05	9,450	9,450
Norfolk Redevelopment & Housing Auth		
+■ RB (E2F Student Housing I) Series 2005 2.30%, 07/07/05	7,000	7,000
+■ RB (Old Dominion University Real Estate Foundation Student Housing) Series 2004B 2.30%, 07/07/05	6,000	6,000
Portsmouth Redevelopment & Housing Auth		
+■ M/F Housing RB (Churchland North Apts) Series 1999 2.34%, 07/07/05	6,395	6,395

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Virginia Beach Development Auth		
✚■ M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999		
2.34%, 07/07/05	4,100	4,100
Virginia Port Auth		
✚◗■ Commonwealth Port Fund RB (2002 Resolution) Series 2005A		
2.61%, 07/07/05	2,645	2,645
Commonwealth Port Fund Refunding RB Series 1998		
1.70%, 07/01/05	8,630	8,630
		81,540
Washington 3.7%		
Central Puget Sound Regional Transit Auth		
✚◗■▮ Sales Tax RB Series 2005A		
2.32%, 07/07/05	8,000	8,000
Douglas Cnty Development Corp		
✚■ RB (Executive Flight) Series 1998		
2.35%, 07/07/05	6,300	6,300
Energy Northwest		
✚◗■▮ Columbia Generating Station & Project No.3 Refunding Electric RB Series 2001A		
2.32%, 07/07/05	29,700	29,700
Project No.1 Refunding Electric RB Series 2002A		
✚◗■▮ 2.31%, 07/07/05	32,460	32,460
✚◗■▮ 2.32%, 07/07/05	4,195	4,195
✚◗■ Project No.3 Refunding Electric RB Series 2003A		
2.31%, 07/07/05	8,690	8,690
Everett IDA		
■ Exempt Facilities RB (Kimberly-Clark Corp) Series 2002		
2.35%, 07/07/05	3,200	3,200
✚■ RB (Partners Trust I/Synsor) Series 1996		
2.35%, 07/07/05	3,300	3,300
Olympia		
✚■ Solid Waste RB (LeMay Enterprises) Series 1999		
2.36%, 07/07/05	5,905	5,905
Pierce Cnty		
✚■ IDRB (McFarland Cascade) Series 1996		
2.40%, 07/07/05	3,945	3,945
✚◗■ Unlimited Tax GO Bonds Series 2001		
2.32%, 07/07/05	43,655	43,655
Pierce Cnty Economic Development Corp		
✚■ RB (Flex-A-Lite Consolidated) Series 1996		
2.35%, 07/07/05	2,250	2,250
✚■ RB (K&M Holdings II) Series 1997		
2.61%, 07/07/05	1,300	1,300
✚■ Solid Waste RB (LeMay Enterprises) Series 1999		
2.36%, 07/07/05	2,145	2,145
Port of Centralia IDA		
✚■ Solid Waste RB (LeMay Enterprises) Series 1999		
2.36%, 07/07/05	1,345	1,345
Port of Moses Lake Public Corp		
✚■ RB (National Frozen Foods Corp) Series 1997		
2.30%, 07/07/05	2,000	2,000
Port of Seattle		
✚◗■ RB Series 2001B		
2.36%, 07/07/05	4,430	4,430
✚◗■ RB Series 2003A		
2.31%, 07/07/05	1,000	1,000
✚◗■▮ Special Facility RB (Terminal 18) Series 1999B		
2.37%, 07/07/05	49,795	49,795
✚◗■ Subordinated Lien RB Series 1999B		
2.36%, 07/07/05	2,875	2,875
Seattle		
✚◗■ Drainage & Wastewater Refunding RB Series 2002		
2.31%, 07/07/05	6,875	6,875

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Seattle Housing Auth		
+■ RB (CHHIP & HRG) Series 1996 2.35%, 07/07/05	3,410	3,410
+■ RB (Casa Pacifica Apts) Series 1997 2.35%, 07/07/05	2,900	2,900
Tacoma Housing Auth		
+■ RB (Crown Assisted Living) Series 1998 2.37%, 07/07/05	3,110	3,110
Washington		
◗■▮ GO Bonds Series 1998C 2.32%, 07/07/05	12,150	12,150
◗■▮ GO Bonds Series 2000B 2.32%, 07/07/05	13,380	13,380
+◗■ GO Bonds Series 2003A 2.34%, 07/07/05	5,170	5,170
+◗■ Unlimited GO Bonds Series B 2.32%, 07/07/05	30,485	30,485
Various Purpose GO Bonds Series 2005D		
+◗■ 2.31%, 07/07/05	5,930	5,930
+◗■ 2.32%, 07/07/05	6,500	6,500
Washington Economic Development Finance Auth		
+■ Economic Development RB (Skills) Series 1998N 2.37%, 07/07/05	2,735	2,735
+■ IDRB (Tonkin Building Associates) Series 1997A 2.40%, 07/07/05	1,000	1,000
+■ RB (Hunter Douglas) Series 1997A 2.34%, 07/07/05	3,500	3,500
+■ Solid Waste Disposal RB (Cedar Grove Composting) Series 2004B 2.36%, 07/07/05	5,905	5,905
+■ Solid Waste Disposal RB (Lemay Enterprises) Series 2005B 2.36%, 07/07/05	5,670	5,670
+■ Solid Waste Disposal RB (Waste Management) Series 2000C 2.37%, 07/07/05	5,500	5,500
Solid Waste Disposal RB (Waste Management) Series 2000I		
+■ 2.33%, 07/07/05	10,240	10,240
+■ 2.37%, 07/07/05	7,235	7,235

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Waste Management) Series 2000H 2.37%, 07/07/05	6,825	6,825
Washington Health Care Facilities Auth		
+■ RB (Yakima Valley Farm Workers Clinic) Series 1997 2.30%, 07/07/05	3,000	3,000
Washington Housing Finance Commission		
+■ M/F Housing RB (Anchor Village Apts) Series 1997 2.32%, 07/07/05	10,750	10,750
+■ M/F Housing RB (Highlander Apts) Series 2004A 2.32%, 07/07/05	7,000	7,000
+■ M/F Housing RB (Lakewood Meadows Apts) Series 2000A 2.35%, 07/07/05	3,140	3,140
+■ M/F Housing RB (Rainier Court Apts) Series 2003A 2.32%, 07/07/05	12,750	12,750
+■ M/F Housing RB (Silver Creek Apts) Series 2004 2.32%, 07/07/05	4,100	4,100
+■ M/F Housing RB (Vintage at Burien) Series 2004A 2.32%, 07/07/05	6,570	6,570
+■ M/F Housing RB (Woodrose Apts) Series 1999A 2.32%, 07/07/05	6,750	6,750
+■ M/F Mortgage RB (Canyon Lakes) Series 1993 2.63%, 07/07/05	4,295	4,295
+■ M/F Mortgage RB (Lake Washington Apts) Series 1996 2.35%, 07/07/05	8,050	8,050
+■ M/F Mortgage RB (Meridian Court Apts) Series 1996 2.35%, 07/07/05	6,700	6,700
+■ M/F RB (Brittany Park Phase II) Series 1998A 2.32%, 07/07/05	3,480	3,480
+■ M/F RB (Brittany Park) Series 1996A 2.32%, 07/07/05	8,930	8,930

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F RB (Merrill Gardens at Queen Anne) Series 2004A 2.35%, 07/07/05	11,000	11,000
+■ M/F RB (Merrill Gardens) Series 1997A 2.32%, 07/07/05	6,125	6,125
+■ M/F RB (Rosecreek Apts) Series 1998A 2.35%, 07/07/05	3,570	3,570
Yakama Indian Nation		
+■ RB (Yakama Forest Products) Series 1997 2.35%, 07/07/05	2,100	2,100
Yakima Cnty Public Corp		
+■ IDRB (Cowiche Growers) Series 1998 2.35%, 07/07/05	2,500	2,500
+■ RB (Michelsen Packaging) Series 1996 2.35%, 07/07/05	1,100	1,100
		466,920
West Virginia 0.3%		
Marion Cnty		
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B 2.32%, 07/07/05	19,925	19,925
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C 2.32%, 07/07/05	17,000	17,000
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D 2.32%, 07/07/05	3,200	3,200
		40,125
Wisconsin 2.4%		
Colburn IDA		
+■ IDRB (Heartland Farms) Series 1994 2.55%, 07/07/05	5,800	5,800
Kenosha		
+■ IDRB (Asyst Technologies) Series 1997 2.37%, 07/07/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kimberly Area SD		
+▶■ GO Refunding Bonds 2.32%, 07/07/05	6,075	6,075
Milwaukee Cnty		
+▶■ Airport RB Series 2000A 2.36%, 07/07/05	18,470	18,470
Southeast Wisconsin Professional Baseball Park Dist		
+▶■■ Sales Tax Refunding Bonds Series 1998 2.32%, 07/07/05	5,000	5,000
Wisconsin		
+▶■ GO Bonds Series 2005-1 2.31%, 07/07/05	8,190	8,190
+▶■ GO Refunding Bonds Series 2005-1 2.32%, 07/07/05	4,600	4,600
+▶■ Transportation RB Series 2005A 2.32%, 07/07/05	9,690	9,690
Wisconsin Health & Educational Facilities Auth		
+▶■ RB (Sisters of the Sorrowful Mother) Series 1993C 2.31%, 07/07/05	22,015	22,015
Wisconsin Housing & Economic Development Auth		
+■ Business Development RB (Ultratec) Series 1995-7 2.55%, 07/07/05	2,205	2,205
▶■ Home Ownership RB Series 2002C 2.28%, 07/07/05	3,000	3,000
▶■ Home Ownership RB Series 2002D 2.33%, 07/07/05	830	830
▶■ Home Ownership RB Series 2003B 2.33%, 07/07/05	14,300	14,300
Home Ownership RB Series 2004A		
▶■ 2.33%, 07/07/05	8,000	8,000
▶■ 2.33%, 07/07/05	11,020	11,020
▶■ 2.33%, 07/07/05	10,000	10,000
▶■ Home Ownership RB Series 2004D 2.29%, 07/07/05	73,800	73,800

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦▶■▮ Housing RB Series 2002B 2.31%, 07/07/05	15,655	15,655
Wisconsin Housing & Economic Development Auth-1987 Homeownership Resolution ▶■ Home Ownership RB Series 2005A 2.29%, 07/07/05	20,725	20,725
✦▶■ S/F Draw Down RB Series 2003-1 2.37%, 07/07/05	21,875	21,875
Wisconsin Housing & Economic Development Auth-1988 Homeownership Resolution ▶■ Home Ownership RB Series 2005C 2.33%, 07/07/05	28,500	28,500
Wisconsin Rapids ✦■ IDRB (Thiele Kaolin) Series 1998 2.34%, 07/07/05	4,500	4,500
		299,250
Wyoming 0.4%		
Lincoln Cnty ■ Pollution Control RB (Exxon) Series 1987C 2.38%, 07/01/05	3,000	3,000
Wyoming ◆ Education Fund TRAN Series 2005A 2.63%, 06/28/06	45,000	45,589
Wyoming Community Development Auth ▶■▮ Housing RB 2001 Series 1 2.36%, 07/07/05	4,965	4,965
		53,554

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $13,143,595. Includes restricted but deemed liquid securities comprised of 144A securities worth $1,523,760 or 12.0% of the fund's total net assets. During the reporting period, the fund had $3,124,514 in transactions with other Schwab Funds.

Assets

Investments, at value	$13,143,595
Cash	178
Receivables:	
Fund shares sold	55,595
Investments sold	250,489
Interest	59,931
Prepaid expenses	+ 809
Total assets	**13,510,597**

Liabilities

Payables:	
Fund shares redeemed	47,360
Dividends to shareholders	10,100
Investments bought	719,545
Investment adviser and administrator fees	220
Transfer agent and shareholder service fees	313
Trustees' fees	4
Accrued expenses	+ 132
Total liabilities	**777,674**

Net Assets

Total assets	13,510,597
Total liabilities	− 777,674
Net assets	**$12,732,923**

Net Assets by Source

Capital received from investors	12,737,197
Net investment income not yet distributed	305
Net realized capital losses	(4,579)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets ÷	Shares Outstanding =	NAV
Sweep Shares	$7,066,536	7,070,522	$1.00
Value Advantage Shares	$3,205,939	3,206,462	$1.00
Select Shares	$863,474	863,595	$1.00
Institutional Shares	$1,596,974	1,597,223	$1.00

Federal Tax Data

Cost basis of portfolio	$13,143,807

As of June 30, 2005:

Unrealized loss	($212)

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$523
2007	775
2008	873
2011	241
2012	+ 1,479
	$3,891

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest	**$140,260**

Net Realized Gains and Losses

Net realized losses on investments sold	(476)

Expenses

Investment adviser and administrator fees		22,319
Transfer agent and shareholder service fees:		
Sweep Shares		16,619
Value Advantage Shares		3,508
Select Shares		886
Institutional Shares		1,701
Trustees' fees		32
Custodian and portfolio accounting fees		531
Professional fees		38
Registration fees		415
Shareholder reports		127
Other expenses	+	87
Total expenses		46,263
Expense reduction	–	11,570
Net expenses		**34,693**

Increase in Net Assets from Operations

Total investment income		140,260
Net expenses	–	34,693
Net investment income		**105,567**
Net realized losses	+	(476)
Increase in net assets from operations		**$105,091**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05
Select Shares	0.05
Institutional Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17
Select Shares	0.17
Institutional Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $8,683 from the investment adviser (CSIM) and $2,887 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65
Value Advantage Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

Prior to April 30, 2005, the limit was 0.66% for sweep shares.

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$105,567	$95,108
Net realized losses +	(476)	(1,704)
Increase in net assets from operations	**105,091**	**93,404**

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	55,826	45,088
Value Advantage Shares	27,369	29,727
Select Shares	7,393	5,971
Institutional Shares +	14,870	14,086
Total dividends from net investment income	**105,458**	**94,872**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares and Institutional Shares on June 2, 2003.

Shares Sold

Sweep Shares	16,998,946	32,230,523
Value Advantage Shares	1,984,574	3,977,079
Select Shares	975,890	1,518,310
Institutional Shares +	1,727,193	4,180,409
Total shares sold	**21,686,603**	**41,906,321**

Shares Reinvested

Sweep Shares	49,630	44,201
Value Advantage Shares	22,083	26,335
Select Shares	5,672	5,139
Institutional Shares +	11,771	11,892
Total shares reinvested	**89,156**	**87,567**

Shares Redeemed

Sweep Shares	(17,544,928)	(32,204,616)
Value Advantage Shares	(2,045,500)	(4,658,834)
Select Shares	(845,099)	(1,270,436)
Institutional Shares +	(1,600,599)	(3,451,756)
Total shares redeemed	**(22,036,126)**	**(41,585,642)**
Net transactions in fund shares	**(260,367)**	**408,246**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	12,993,657	12,586,879
Total increase or decrease +	(260,734)	406,778
End of period	**$12,732,923**	**$12,993,657**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $305 and $196 at the end of the current and prior period, respectively.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves
  Schwab Government Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of their net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits

derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but

sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Funds

Semiannual Report

June 30, 2005

Schwab New York
Municipal Money Fund™

Schwab New Jersey
Municipal Money Fund™

Schwab Pennsylvania
Municipal Money Fund™

Schwab Florida
Municipal Money Fund™

Schwab Massachusetts
Municipal Money Fund™

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Management's Discussion for the six months ended June 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the Schwab New York, New Jersey and Massachusetts municipal money funds. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.



Walter Beveridge, a portfolio manager, has been responsible for day-to-day management of the Schwab Pennsylvania and Florida municipal money funds since their inception in 1998. Prior to joining the firm in 1992, he worked for nearly 10 years in asset management.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation.

of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

As noted above, the Fed continued in its tightening mode, raising short-term interest rates 0.25% at each of its four meetings this year. At the end of the six-month report period, the rate was 3.25%. The higher taxable rates translated into higher municipal money market yields, as well. Yields on municipal variable-rate demand notes rose significantly during this period. The Bond Market Association's seven-day muni index averaged 2.25% during the six-month report period, 0.80% higher than the prior six-month period. This change had a positive impact on muni money fund yields, which rose 0.60% on average over the report period.

In this type of economic climate and market environment, we allowed the funds' weighted average maturity (WAM) to shorten to a more neutral position versus our peers. When the opportunity arose, we added commercial paper with maturities of 30-90 days, as they offered the best relative value of any other assets during the report period. We also increased our exposure to attractively priced seven-day variable-rate notes.

Despite the ongoing rising-rate environment, municipal-note supply remained steady in the first half of 2005. During this period, issuance of commercial paper and seven-day variable-rate notes was strong.

For the first time in 21 years, New York passed its budget prior to the close of the fiscal year on March 31, 2005, with some amendments completed in the following two weeks. The State ended fiscal 2005 with a $1.22 billion surplus due to higher personal and corporate income tax receipts. The surplus represents 2.8% of spending for the year.

The fiscal 2006 budget includes $46.21 billion in spending and projects and is slated to end fiscal 2006 with a $1.81 billion fund balance. The State increased funding for education, but not to the levels mandated by a court order requiring higher funding for New York City schools. The budget includes some relief to local governments for state-mandated Medicaid costs in exchange for lower increases in local property taxes.

The improved economy also was evident in the State's employment figures. Between May 2004 and May 2005, job growth expanded 1.8%, while unemployment fell from 5.8% down to 5.0%.

New York City passed its fiscal 2006 budget on June 29, 2005 for the fiscal year beginning July 1, 2006. The City ended its fiscal 2005 year with a $2.3 billion surplus, which it used to prepay expenses occurring in fiscal 2006. The State's economy remains very strong in the New York

New York remains a strong investment-grade credit due to the diversity of the State economy as well as its revenue raising ability.

City metropolitan area. Many local governments in northern and western New York state, however, are operating under tremendous financial pressure, as their manufacturing economies have shrunk over the last several decades. Both the City of Buffalo and Erie County are operating under State-ordered Financial Control Boards to address fiscal problems associated with declining or stagnant tax bases and soaring benefit costs.

Nonetheless, New York remains a strong investment-grade credit due to the diversity of the State economy as well as its revenue raising ability. The State's general obligation credit ratings were A1 from Moody's Investors Service, AA from Standard & Poor's and AA- from Fitch at the end of the report period.

New Jersey passed its fiscal 2006 budget on July 2, 2005, two days after the close of fiscal 2005. The $27.9 billion fiscal 2006 budget holds spending slightly below the fiscal 2005 budget of $28 billion, an improvement over last year's 14% increase in spending. Despite heading into statewide election season, the budget relies on only minor non-recurring revenues, unlike the last three years' budgets that included $5.5 billion in deficit bonds for balance. The improved economy plus tax-rate increases have bolstered state revenues sufficiently to balance the budget without deficit bonds, which were ruled unconstitutional by the State's Supreme Court after last year's budget passed.

The improved economy also was evident in the State's employment rate, where job growth increased 1.5% between May 2004 and May 2005. At the same time, unemployment fell a full percentage point, dropping from 4.9% down to 3.9%.

Fiscal 2006 expenditures were held steady by reducing property tax rebates by $600 million to $1.1 billion. This required the State to make small cuts in state employment and budgeting for only $400 million of the State's $1.1 billion annual pension costs. The rebates helped to offset the pressure of the nation's highest per-capita property taxes. The 2006 budget anticipates the State will add $200 million to its fund balance by fiscal year end on June 30, 2006, ending the year with a $600 million balance, or 2.1% of expenditures.

New Jersey remains a strong investment-grade credit, due to the diversity of the State's economy and its revenue-raising ability. New Jersey's ratings were: Aa3 from Moody's Investors Service, AA- from Fitch, and AA from Standard & Poor's (upgraded from AA- in mid-July 2005) at the end of the report period.

As Florida does not levy a personal income tax, it is more reliant on sales-tax receipts, which has worked in its favor in recent years.

The economic recovery and the Commonwealth of Pennsylvania's conservative budgeting produced a 5.8% increase in its projected fiscal 2005 general fund revenues, bringing the total to $24.2 billion. At the same time, spending growth was held to 3.8% for the year. Consequently, the general fund, after adding $67 million to reserves, is expected to have ended the fiscal year with a $201 million balance, or 0.9% of expenditures. The Commonwealth continues to add to reserves after completely depleting them to balance the fiscal 2002 and 2003 budgets. In addition, job growth has reduced the unemployment rate to 4.8% in May 2005, down from 5.6% one year earlier.

Governor Ed Rendell signed a $24.3 billion budget for fiscal 2006 on July 7, a week after the beginning of the fiscal year. The budget restricts spending growth to 3.6% to limit the use of one-time revenues. Most of the additional spending is for Medicaid, child welfare and debt service. The proposed budget includes the use of a small amount of reserves; however, revenue collections have exceeded the budget in recent months. This excess may provide additional revenues, which might serve to avoid using reserves in fiscal 2006.

The Commonwealth's above-average credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt levels. The Commonwealth's ratings were: Aa2 from Moody's Investors Service, AA from Standard & Poor's and AA from Fitch.

With its strong economic performance, Florida expects to have taken in $1.1 billion in revenues over November 2004 projections for fiscal year 2005, which ended on June 30, 2005. This growth was led by increased sales, corporate income, and documentary stamp taxes. The State expects to report a combined general and stabilization fund balance of $4.0 billion as of June 30, 2005, equal to 16% of annual expenditures. As Florida does not levy a personal income tax, it is more reliant on sales-tax receipts, which has worked in its favor in recent years. While the State endured four serious hurricanes in August and September 2004, much of the direct state costs associated with these events were expected to be reimbursed through the Federal Emergency Management Agency. In addition, reconstruction activity related to the hurricanes was reflected in the State's sales-tax collections, which helped to fuel the sales-tax revenue growth. The budget for fiscal 2006, which commenced on July 1, 2005, projects moderate economic growth and provides for $225 million in tax reductions. Net revenues for the State are projected

The recent rise in personal income tax revenues suggests vibrant job growth, as reflected in a drop in the unemployment rate to 4.5% in May from 5.1% in 2004.

to grow 3.8%, while appropriations were up 3.9%. The spending plan allocates $750 million of general fund balance to growth-management projects, but year-end balances are still over $2.4 billion.

Florida's total non-farm jobs were up a strong 3.3% in 2004, improving on 1.1% growth in the prior year, and have grown over 3% on a month-over-month basis through May 2005. The average unemployment rate for 2004 was 4.8%, down from 5.3% in 2003. Reflecting the State's strong economic performance and strengthened reserves, Moody's raised the State's rating to Aa1 in January 2005, while S&P raised its rating to AAA in February 2005 and Fitch raised its rating to AA+ in March 2005. These ratings remained in effect as of the end of the report period.

The estimated fiscal 2005 results for Massachusetts (year ending June 30, 2005) were $1 billion more than the amount budgeted. Tax revenues, which were estimated to increase just 1.8% for the year, were up 7.5% through April, mostly in income tax payments. Much of the excess revenue will be used to replenish $800 million in reserves that were used to balance the 2005 budget. The rest is expected to be added to reserves or used to support additional spending in the new fiscal year.

On June 30, 2005, Governor Mitt Romney signed the $23.8 billion fiscal 2006 budget, which includes the use of $600 million in reserves to support a 3.5% increase in spending. These reserves will be used predominantly to restore previous years' cuts in funding for education and local government support. Estimates for revenue growth in the new budget are below the growth rate experienced in recent months, however, so the reserves may not need to be utilized as budgeted.

The Commonwealth's economy continues to recover. The recent rise in personal income tax revenues suggests vibrant job growth, as reflected in a drop in the unemployment rate to 4.5% in May from 5.1% in 2004. Due to the diversity of the Commonwealth's economy, its high personal-wealth levels and its associated revenue-raising ability, Massachusetts remains a strong investment-grade credit. As of the report date, the Commonwealth's credit ratings were Aa2 from Moody's, AA from Standard & Poor's and AA from Fitch.

Performance and Fund Facts as of 6/30/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Municipal Money Funds					
	New York		New Jersey	Pennsylvania	Florida	Massachusetts
	Sweep Shares	Value Advantage Shares™				
Ticker Symbol	SWNXX	SWYXX	SWJXX	SWEXX	SWFXX	SWDXX
Seven-Day Yield[1]	1.83%	2.03%	1.86%	1.85%	1.88%	1.80%
Seven-Day Yield–No Waiver[2]	1.64%	1.92%	1.65%	1.62%	1.67%	1.59%
Seven-Day Effective Yield[1]	1.85%	2.05%	1.88%	1.87%	1.89%	1.82%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	3.24%	3.59%	3.18%	2.97%	2.91%	2.96%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Municipal Money Funds				
	New York	New Jersey	Pennsylvania	Florida	Massachusetts
Weighted Average Maturity	18 days	20 days	36 days	36 days	36 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1
Credit-Enhanced Securities % of portfolio	80%	83%	70%	83%	58%
Minimum Initial Investment[4]					
Sweep Investments™	*	*	*	*	*
Value Advantage Shares	$25,000	n/a	n/a	n/a	n/a
($15,000 for IRA and custodial accounts)					

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yields assume the following 2005 maximum tax rates: New York 42.90% (federal regular income, New York state and New York city taxes); New Jersey 40.83%, Pennsylvania 37.00%, and Massachusetts 38.45% (federal regular and state personal income taxes); Florida 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.

[4] Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05– 6/30/05
Schwab New York Municipal Money Fund™				
Sweep Shares				
Actual Return	0.68%	$1,000	$1,007.40	$3.38
Hypothetical 5% Return	0.68%	$1,000	$1,021.42	$3.41
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,008.60	$2.24
Hypothetical 5% Return	0.45%	$1,000	$1,022.56	$2.26
Schwab New Jersey Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,007.60	$3.24
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26
Schwab Pennsylvania Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,008.00	$3.24
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26
Schwab Florida Municipal Money Fund™				
Actual Return	0.66%	$1,000	$1,007.70	$3.29
Hypothetical 5% Return	0.66%	$1,000	$1,021.52	$3.31
Schwab Massachusetts Municipal Money Fund™				
Actual Return	0.62%	$1,000	$1,007.60	$3.09
Hypothetical 5% Return	0.62%	$1,000	$1,021.72	$3.11

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab New York Municipal Money Fund™

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.74[2]	0.56	0.41	0.80	2.06	3.39
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.68[3]	0.69	0.69	0.69	0.69	0.70[4]
Gross operating expenses	0.84[3]	0.84	0.84	0.85	0.86	0.88
Net investment income	1.50[3]	0.55	0.41	0.80	2.04	3.35
Net assets, end of period ($ x 1,000,000)	1,074	1,073	1,038	944	889	798

Value Advantage Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.02	0.04
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.86[2]	0.80	0.66	1.04	2.30	3.64
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.45	0.46[5]
Gross operating expenses	0.61[3]	0.61	0.61	0.62	0.64	0.68
Net investment income	1.74[3]	0.79	0.65	1.04	2.23	3.59
Net assets, end of period ($ x 1,000,000)	764	654	690	676	604	419

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.69% if certain non-routine expenses (proxy fees) had not been included.
[5] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

❚ Restricted but deemed liquid security comprised of 144A

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.2%	Municipal Securities	1,785,664	1,785,664
97.2%	Total Investments	1,785,664	1,785,664
2.8%	Other Assets and Liabilities		52,053
100.0%	Net Assets		1,837,717

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 97.2% of net assets		
New York 97.2%		
Albany IDA		
✚■ IDRB (Newkirk Products) Series 1995A 2.39%, 07/07/05	900	900
✚■ Refunding IDRB (United Cerebral Palsy Association-Capital Dist) Series 1997B 2.35%, 07/07/05	10,000	10,000
Broome Cnty IDA		
✚■ Civic Facility RB (Elizabeth Church Manor Nursing Home) Series 2003 2.30%, 07/07/05	6,050	6,050
✚■ Civic Facility RB (Methodist Homes For the Aging) Series 2003 2.30%, 07/07/05	5,415	5,415
Chautauqua Cnty		
✚■ Civic Facility RB (Jamestown Center City Development Corp) Series 2000A 2.32%, 07/07/05	11,610	11,610
✚■ IDRB (Grafco Industries) Series 2002 2.33%, 07/07/05	6,130	6,130
East Meadow Union Free SD		
BAN 2004 1.50%, 08/17/05	10,000	10,019
2.53%, 08/17/05	7,000	7,000
Herkimer Cnty		
✚■ Civic Facility RB (Templeton Foundation) Series 2000 2.37%, 07/07/05	1,800	1,800
Long Island Power Auth		
✚ CP Notes Series CP-1 2.73%, 08/04/05	15,000	15,000
✚ CP Notes Series CP-2 2.68%, 08/11/05	5,000	5,000
✚◗■❚ Electric System General RB Series 1998A 2.31%, 07/07/05	21,000	21,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■◤ Electric System General RB Series 2001A 2.31%, 07/07/05	4,365	4,365
+▶■◤ Electric System RB Series 1998A 2.57%, 07/07/05	1,900	1,900
Metropolitan Transportation Auth		
▶■ Dedicated Tax Fund Bonds Series 1998A 2.31%, 07/07/05	9,440	9,440
▶■ Dedicated Tax Fund Bonds Series 1999A 2.28%, 07/07/05	10,800	10,800
+▶■ Dedicated Tax Fund Bonds Series 2002A 2.57%, 07/07/05	10,980	10,980
+▶■◤ Transportation RB Series 2003B 2.31%, 07/07/05	3,500	3,500
+▶■ Transportation Refunding RB Series 2002A 2.29%, 07/07/05	22,000	22,000
Transportation Revenue BAN Series CP-1A		
+ 2.42%, 08/04/05	17,000	17,000
+ 2.48%, 08/04/05	28,000	28,000
+ 2.42%, 08/10/05	12,000	12,000
+ Transportation Revenue BAN Sub-Series B 2.57%, 07/05/05	25,000	25,000
Nassau Health Care Corp		
+▶■ Bonds Series 2004C-1 2.20%, 07/07/05	5,000	5,000
+▶■ Bonds Series 2004C-2 2.46%, 07/07/05	5,000	5,000
New York City		
+■ GO Bonds Fiscal 1994 Series H-4 2.21%, 07/01/05	20,500	20,500
+▶■◤ GO Bonds Fiscal 1998 Series D 2.31%, 07/07/05	26,000	26,000
+▶■◤ GO Bonds Fiscal 2000 Series A 2.31%, 07/07/05	3,395	3,395
+▶■◤ GO Bonds Fiscal 2001 Series A 2.31%, 07/07/05	7,385	7,385
+▶■◤ GO Bonds Fiscal 2001 Series B 2.29%, 07/07/05	3,460	3,460
+▶■◤ GO Bonds Fiscal 2002 Series A 2.31%, 07/07/05	9,750	9,750
+▶■ GO Bonds Fiscal 2002 Series A-6 2.17%, 07/01/05	1,300	1,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ GO Bonds Fiscal 2002 Series A-8 2.18%, 07/07/05	1,000	1,000
+▶■ GO Bonds Fiscal 2002 Series G 2.31%, 07/07/05	16,400	16,400
+■ GO Bonds Fiscal 2003 Series C-2 2.23%, 07/07/05	6,265	6,265
+■ GO Bonds Fiscal 2004 Series H-1 2.17%, 07/01/05	2,000	2,000
+▶■◤ GO Bonds Fiscal 2004 Series J 2.31%, 07/07/05	9,160	9,160
+▶■◤ GO Bonds Fiscal 2005 Series N 2.57%, 07/07/05	10,825	10,825
+▶■◤ GO Bonds Fiscal 2005 Series P 2.31%, 07/07/05	7,000	7,000
New York City Health & Hospitals Corp		
+▶■◤ Health System Bonds Series 1999A 2.31%, 07/07/05	9,620	9,620
New York City Housing Development Corp		
+■ M/F Mortgage RB (Atlantic Court Apts) Series 2003A 2.25%, 07/07/05	41,250	41,250
+■ M/F Mortgage RB (First Avenue) Series 2002A 2.25%, 07/07/05	7,445	7,445
+■ M/F Mortgage RB (Upper East) Series 2003A 2.36%, 07/07/05	4,000	4,000
+■ M/F Rental Housing RB (100 Jane St) Series 1998A 2.25%, 07/07/05	6,525	6,525
+■ M/F Rental Housing RB (One Columbus Place) Series 1998A 2.25%, 07/07/05	44,500	44,500
+■ M/F Rental Housing RB (Sierra) Series 2003A 2.25%, 07/07/05	18,585	18,585
+■ M/F Rental Housing RB (Tribeca Tower) Series 1997A 2.25%, 07/07/05	2,300	2,300
New York City IDA		
+■ Civic Facility RB (2000 Jewish Board of Family & Childrens Services) 2.29%, 07/07/05	15,820	15,820

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Refunding IDRB (Allway Tools) Series 1997		
2.38%, 07/07/05	1,480	1,480
✚■ Special RB (NYSE) Fiscal 2004 Series B		
2.28%, 07/07/05	7,000	7,000
New York City Municipal Water Finance Auth		
CP Notes Series 6		
2.13%, 07/14/05	35,000	35,000
◗■ Crossover Refunding Bonds Series 2002F		
2.31%, 07/01/05	7,495	7,495
◗ TECP Notes Series 1		
2.48%, 08/08/05	18,500	18,500
TECP Series 5		
✚ 2.45%, 07/08/05	20,000	20,000
✚ 2.15%, 07/14/05	14,000	14,000
◗ TECP Series 6		
2.88%, 07/13/05	25,000	25,000
✚◗■ Water & Sewer System RB Fiscal 1995 Series A		
2.17%, 07/01/05	6,600	6,600
✚◗■▮ Water & Sewer System RB Fiscal 1998 Series B		
2.31%, 07/07/05	4,735	4,735
◗■▮ Water & Sewer System RB Fiscal 2001 Series D		
2.33%, 07/07/05	4,995	4,995
◗■▮ Water & Sewer System RB Fiscal 2002 & Fiscal 2003A		
2.31%, 07/07/05	8,500	8,500
✚◗■▮ Water & Sewer System RB Fiscal 2002 Series G		
2.31%, 07/07/05	10,000	10,000
✚◗■▮ Water & Sewer System RB Fiscal 2005 Series B		
2.57%, 07/07/05	9,645	9,645
✚◗■ Water & Sewer System RB Fiscal 2005 Series C		
2.31%, 07/07/05	2,750	2,750
◗■▮ Water & Sewer System RB Fiscal 2005 Series D		
2.29%, 07/07/05	10,965	10,965
New York City Transitional Finance Auth		
◗■▮ Future Tax Secured Bonds Fiscal 1999 Series A		
2.57%, 07/07/05	4,970	4,970
✚◗■▮ Future Tax Secured Bonds Fiscal 2000 Series A		
2.31%, 07/07/05	15,720	15,720
◗■▮ Future Tax Secured Bonds Fiscal 2000 Series C		
2.31%, 07/07/05	14,545	14,545
◗■ Future Tax Secured Bonds Fiscal 2001 Series B		
2.17%, 07/01/05	8,400	8,400
◗■ Future Tax Secured Refunding Bonds Fiscal 2003 Series A		
2.31%, 07/01/05	6,000	6,000
◗■▮ Future Tax Secured Refunding Bonds Fiscal 2005 Series A		
2.31%, 07/07/05	26,305	26,305
◗■▮ Future Tax Secured Refunding Bonds Fiscal 2005 Series A-1		
2.31%, 07/07/05	8,650	8,650
◗■ Recovery Bonds Fiscal 2003 Series 2D		
2.18%, 07/07/05	3,500	3,500
◗■ Recovery Bonds Fiscal 2003 Series 2F		
2.26%, 07/01/05	1,600	1,600
◗■ Recovery Bonds Fiscal 2003 Series 3H		
2.18%, 07/01/05	1,300	1,300
New York Power Auth		
◗ CP Notes Series 2		
2.45%, 08/05/05	17,800	17,800
◗■ Tender Notes Series 1985		
2.15%, 09/01/05	22,500	22,500
New York State		
✚ Environmental Quality 1986 GO Bonds Series 1998A		
2.50%, 08/08/05	20,000	20,000
✚◗■▮ GO Bonds Fiscal 2004 Series F		
2.35%, 07/07/05	50,000	50,000
New York State Dormitory Auth		
✚◗■ City University System Consolidated Fifth General Resolution RB Series 2003A		
2.31%, 07/07/05	7,295	7,295
✚◗■▮ Court Facilities Lease RB (New York City) Series 2005A		
2.57%, 07/07/05	17,880	17,880

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■▮ Insured RB (Mt Sinai School of Medicine) Series 1994A		
2.31%, 07/07/05	2,900	2,900
+▶■ Lease RB (Suny Dorm Facilities) Series 2005A		
2.31%, 07/07/05	5,675	5,675
+▶■ Mental Health Services Facilities Improvement RB Series 2005D-1		
2.31%, 07/07/05	7,115	7,115
+■ RB (Park Ridge Hospital, Inc) Series 2005		
2.28%, 07/07/05	10,000	10,000
+▶■▮ State Personal Income Tax Refunding RB (Education) Series 2005B		
2.31%, 07/07/05	11,865	11,865
+▶■▮ State University Educational Facilities RB Series 1993A		
2.31%, 07/07/05	9,995	9,995
State University Educational Facilities RB Series 2000B		
+▶■▮ 2.28%, 07/07/05	27,030	27,030
+▶■▮ 2.31%, 07/07/05	12,375	12,375
+▶■ Third General Resolution RB (State University Educational Facilities) Series 2005A		
2.57%, 07/07/05	7,130	7,130
+▶■▮ Upstate Community Colleges RB Series 2005A		
2.31%, 07/07/05	3,880	3,880
New York State Energy Research & Development Auth		
+■ Facilities RB (Consolidated Edison Company of New York, Inc) Series 2005A-1		
2.24%, 07/07/05	10,000	10,000
+■ Facilities RB (Consolidated Edison Company of New York, Inc) Series 2005A-2		
2.31%, 07/07/05	9,000	9,000
+■ Facilities RB (Consolidated Edison Company of New York, Inc) Series 2005A-3		
2.19%, 07/07/05	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Facilities RB Series 2004C-1		
2.27%, 07/07/05	6,000	6,000
+■ Facilities RB Series 2004C-2		
2.18%, 07/07/05	5,500	5,500
+■ Facilities RB Series 2004C-3		
2.36%, 07/07/05	10,000	10,000
+▶■▮ Gas Facilities RB (Brooklyn Union Gas) Series 1996		
2.29%, 07/07/05	14,125	14,125
New York State Environmental Facilities Corp		
+■ State Clean & Drinking Water Revolving Funds RB Series 2002B		
2.31%, 07/07/05	24,225	24,225
▶■▮ State Water Pollution Control Revolving Fund RB Series 1994D		
2.31%, 07/07/05	660	660
New York State HFA		
+■ Housing RB (101 West End Ave) Series 1999A		
2.29%, 07/07/05	13,000	13,000
+■ Housing RB (150 E44th St) Series 2000A		
2.29%, 07/07/05	45,800	45,800
+■ Housing RB (250 W50th St) Series 1997A		
2.25%, 07/07/05	4,800	4,800
+■ Housing RB (250 W93rd St) Series 2005A		
2.30%, 07/07/05	7,500	7,500
+■ Housing RB (345 E94th St) Series 1998A		
2.29%, 07/07/05	4,700	4,700
+■ Housing RB (345 E94th St) Series 1999A		
2.29%, 07/07/05	3,400	3,400
+■ Housing RB (350 W43rd St) Series 2002A		
2.25%, 07/07/05	14,000	14,000
+■ Housing RB (70 Battery Place) Series 1997A		
2.25%, 07/07/05	23,300	23,300
+■ Housing RB (Avalon Chrystie Place I) Series 2004A		
2.27%, 07/07/05	27,900	27,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Housing RB (Clinton Green South) Series 2005A 2.60%, 07/07/05	35,000	35,000
+■ Housing RB (E84th St) Series 1995A 2.53%, 07/07/05	44,100	44,100
+■ Housing RB (Normandie Court I) Series 1991A 2.20%, 07/07/05	5,395	5,395
+■ Housing RB (Sea Park East) Series 2004A 2.32%, 07/07/05	18,500	18,500
+■ Housing RB (Sea Park West) Series 2004A 2.32%, 07/07/05	7,600	7,600
+■ Housing RB (The Helena) Series 2003A 2.25%, 07/07/05	7,800	7,800
+■ Housing RB (The Helena) Series 2004A 2.25%, 07/07/05	39,000	39,000
+■ Housing RB (Tribeca Park) Series 1997A 2.25%, 07/07/05	7,000	7,000
+■ Housing RB (Union Square South) Series 1996A 2.25%, 07/07/05	16,800	16,800
+■ Service Contract Refunding RB Series 2003E 2.23%, 07/07/05	7,000	7,000
New York State Local Assistance Corp		
+■ RB Series 1995D 2.10%, 07/07/05	6,120	6,120
+▶■■ Refunding RB Series 1993C 2.31%, 07/07/05	9,900	9,900
+▶■■ Refunding RB Series 1997B 2.30%, 07/07/05	20,965	20,965
New York State Mortgage Agency		
▶■■ Homeowner Mortgage RB Series 65 2.33%, 07/07/05	3,780	3,780
▶■■ Homeowner Mortgage RB Series 77A 2.31%, 07/07/05	24,795	24,795
▶■■ Homeowner Mortgage RB Series 87 2.31%, 07/07/05	9,550	9,550

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York State Thruway Auth		
+▶■■ General RB Series 2005F 2.31%, 07/07/05	25,880	25,880
+▶■■ General RB Series F 2.31%, 07/07/05	15,590	15,590
▶■■ General Refunding RB Series E 2.29%, 07/07/05	6,995	6,995
New York State Urban Development Corp		
+▶■■ State Personal Income Tax RB (State Facilities & Equipment) Series 2004A-2 2.31%, 07/07/05	4,300	4,300
New York Tobacco Settlement Financing Corp		
+▶■■ Asset Backed RB Series 2003A-1C 2.58%, 07/07/05	5,815	5,815
North Syracuse Central SD		
BAN 2005 2.72%, 06/23/06	6,331	6,393
Oneida Cnty IDA		
+■ Civic Facility RB (Mohawk Valley Community College Dormitory Corp) Series 2004A 2.27%, 07/07/05	8,470	8,470
Oyster Bay		
BAN Series 2005B 2.63%, 03/17/06	10,000	10,059
Port Auth of New York & New Jersey		
+▶■ Consolidated Bonds 127th Series 2.33%, 07/07/05	3,000	3,000
▶■■ Consolidated Bonds 135th Series 2.33%, 07/07/05	20,000	20,000
+▶■■ Consolidated Bonds 140th Series 2.57%, 07/07/05	34,115	34,115
Special Project Bonds (JFK International Air Terminal) Series 6		
+▶■■ 2.36%, 07/07/05	1,475	1,475
+▶■■ 2.32%, 07/07/05	1,100	1,100
▶ TECP Series B 2.75%, 07/08/05	10,185	10,185
Sales Tax Asset Receivable Corp		
+▶■ Sales Tax Asset RB Fiscal 2005 Series A 2.31%, 07/07/05	1,750	1,750

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Schenectady IDA		
+■ IDRB (Fortitech Holding Corp)		
Series 1995A		
2.64%, 07/07/05	700	700
Tompkins Cnty IDA		
+▶■ Civic Facility RB (Ithaca College)		
Series 2004		
2.35%, 07/07/05	7,500	7,500
Triborough Bridge & Tunnel Auth		
+▶■ General Purpose RB		
Series 2001A		
2.30%, 07/07/05	20,000	20,000
General Refunding RB		
Series 2002B		
+▶■■ 2.31%, 07/07/05	8,960	8,960
▶■■ 2.33%, 07/07/05	14,000	14,000
+▶■ General Refunding RB		
Series 2002C		
2.19%, 07/07/05	4,600	4,600
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment		
Co) Series 2001B		
2.25%, 07/07/05	8,000	8,000
William Floyd Union Free SD		
TAN 2005		
2.70%, 06/27/06	25,000	25,313
Yonkers IDA		
+■ Civic Facility RB (Consumers		
Union) Series 1989		
2.35%, 07/07/05	1,200	1,200
+■ Civic Facility RB (Consumers		
Union) Series 1991		
2.35%, 07/07/05	700	700
+▶■ Civic Facility RB (Consumers		
Union) Series 1994		
2.35%, 07/07/05	1,660	1,660
		1,785,464
Puerto Rico 0.0%		
Puerto Rico		
+▶■■ Public Improvement Bonds		
Series 2001A		
2.31%, 07/07/05	200	**200**

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,785,664
Cash	164
Receivables:	
Fund shares sold	3,617
Investment sold	44,564
Interest	6,180
Prepaid expenses	+ 29
Total assets	**1,840,218**

Liabilities

Payables:	
Fund shares redeemed	978
Dividends to shareholders	1,396
Investment adviser and administrator fees	32
Transfer agent and shareholder service fees	51
Trustees' fees	3
Accrued expenses	+ 41
Total liabilities	**2,501**

Net Assets

Total assets	1,840,218
Total liabilities	− 2,501
Net assets	**$1,837,717**

Net Assets by Source

Capital received from investors	1,838,093
Net realized capital losses	(376)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,074,071		1,074,381		$1.00
Value Advantage Shares	$763,646		763,775		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,785,664. Includes restricted but deemed liquid securities comprised of 144A securities worth $605,320 or 32.9% of the fund's total net assets. During the reporting period, the fund had $539,020 in transactions with other Schwab Funds®.

Federal Tax Data

Cost basis of portfolio	$1,785,664

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2009	$12
2012	+ 244
	$256

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$19,340**

Net Realized Gains and Losses

Net realized losses on investments sold		(88)

Expenses

Investment adviser and administrator fees		3,257
Transfer agent and shareholder service fees:		
Sweep Shares		2,459
Value Advantage Shares		752
Trustees' fees		12
Custodian and portfolio accounting fees		85
Professional fees		19
Registration fees		20
Shareholder reports		23
Other expenses	+	13
Total expenses		6,640
Expense reduction	–	1,405
Net expenses		**5,235**

Increase in Net Assets from Operations

Total investment income		19,340
Net expenses	–	5,235
Net investment income		**14,105**
Net realized losses	+	(88)
Increase in net assets from operations		**$14,017**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25%
Value Advantage Shares	0.05%

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20%
Value Advantage Shares	0.17%

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,330 from the investment adviser (CSIM) and $75 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65%
Value Advantage Shares	0.45%

Prior to April 30, 2005, the limit was 0.69% for sweep shares.

This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$14,105	$11,141
Net realized losses	+ (88)	(276)
Increase in net assets from operations	**14,017**	**10,865**

Distributions Paid

Dividends from net investment income		
Sweep Shares	8,175	5,821
Value Advantage Shares	+ 5,930	5,320
Total dividends from net investment income	**14,105**	**11,141**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	2,375,490	4,091,385
Value Advantage Shares	+ 567,599	724,557
Total shares sold	**2,943,089**	**4,815,942**

Shares Reinvested

Sweep Shares	7,239	5,721
Value Advantage Shares	+ 4,942	4,941
Total shares reinvested	**12,181**	**10,662**

Shares Redeemed

Sweep Shares	(2,381,939)	(4,061,536)
Value Advantage Shares	+ (462,354)	(765,643)
Total shares redeemed	**(2,844,293)**	**(4,827,179)**
Net transactions in fund shares	**110,977**	**(575)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	1,726,828	1,727,679
Total increase or decrease	+ 110,889	(851)
End of period	**$1,837,717**	**$1,726,828**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab New Jersey Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.76[2]	0.57	0.43	0.84	2.13	3.38
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.66[4]	0.65	0.66[5]
Gross operating expenses	0.86[3]	0.86	0.86	0.89	0.90	0.93
Net investment income	1.53[3]	0.57	0.43	0.83	2.08	3.35
Net assets, end of period ($ x 1,000,000)	456	448	463	425	382	321

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.
[5] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

❚ Restricted but deemed liquid security comprised of 144A

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.7% Municipal Securities	427,156	427,156
93.7% Total Investments	**427,156**	**427,156**
6.3% Other Assets and Liabilities		28,492
100.0% Net Assets		**455,648**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 93.7% of net assets		
New Jersey 89.9%		
Delaware River Port Auth		
RB Series 1999		
✚◗■ 2.31%, 07/07/05	4,495	4,495
✚◗■❚ 2.31%, 07/07/05	10,100	10,100
Englewood		
General Improvement BAN & Special Assessment BAN		
1.63%, 07/08/05	7,000	7,002
Essex Cnty Improvement Auth		
✚◗■ Project Consolidation RB Series 2004		
2.31%, 07/07/05	5,895	5,895
Ft Lee		
BAN		
1.55%, 07/29/05	5,250	5,255
Garden State Preservation Trust		
✚◗■ Open Space & Farmland Preservation Bonds Series 2003A		
2.30%, 07/07/05	5,000	5,000
Hammonton		
BAN		
2.25%, 01/12/06	5,142	5,162
Jersey City		
School Promissory Notes Series 2005A		
2.45%, 02/24/06	4,000	4,020
New Jersey Economic Development Auth		
✚■ Economic Development RB (ENCAP Golf Holdings) Series 2004		
2.30%, 07/07/05	21,910	21,910
✚■ Economic Development RB (Omni Baking Co) Series 2001		
2.30%, 07/07/05	3,600	3,600
✚■ Economic Development RB (Stone Brothers Secaucus) Series 2001		
2.59%, 07/01/05	1,755	1,755
✚ Exempt Facility RB (Chambers Co-Generation)		
2.93%, 08/05/05	12,100	12,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Exempt Facility RB (Keystone) 2.75%, 07/08/05	5,000	5,000
+▶■ Market Transition Facility Sr Lien Refunding RB Series 2001A 2.31%, 07/07/05	5,000	5,000
Motor Vehicle Surcharge RB Series 2004A		
+▶■ 2.31%, 07/07/05	3,080	3,080
+▶■ 2.34%, 07/07/05	7,420	7,420
+▶■■ Natural Gas Facilities Refunding RB (Nui Corp) Series 1997A 2.33%, 07/07/05	1,525	1,525
+■ RB (Baptist Home Society of New Jersey) Series 2003 2.51%, 07/07/05	3,520	3,520
+■ RB (G&W Laboratories) Series 2003 2.37%, 07/07/05	5,505	5,505
+■ RB (Geriatric Services Housing Corp) Series 2001 2.26%, 07/07/05	1,500	1,500
+■ RB (Hamilton Industrial Development) Series 1998 2.37%, 07/07/05	5,665	5,665
+■ RB (Meridian Assisted Living at Shrewsbury) Series 2004 2.33%, 07/07/05	5,250	5,250
+■ RB (St James Preparatory School & St James Social Service Corp) Series 1998 2.32%, 07/07/05	4,450	4,450
+■ Refunding RB (Crane's Mill) Series 2005B 2.60%, 07/07/05	6,125	6,125
+■ Refunding RB (Station Plaza Park & Ride) Series 2003 2.37%, 07/07/05	2,945	2,945
+▶■■ School Facilities Construction Bonds Series 2004G 2.31%, 07/07/05	6,000	6,000
+▶■ School Facilities Construction RB Series 2005K 2.31%, 07/07/05	4,565	4,565
+■ Special Facility RB (Port Newark Container Terminal) Series 2003 2.31%, 07/07/05	3,000	3,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Thermal Energy Facilities RB (Marina Energy LLC - 2001 Project) Series A 2.22%, 07/07/05	2,500	2,500
+■ Thermal Energy Facilities RB (Thermal Energy Limited Partnership I) Series 1997 2.37%, 07/07/05	5,000	5,000
New Jersey Educational Facilities Auth		
+▶■I Higher Education Capital Improvement Fund Issue RB Series 2002A 2.31%, 07/07/05	8,610	8,610
New Jersey Health Care Facilities Financing Auth		
+▶■ RB (JFK Health Systems Obligated Group) Series 1993 2.30%, 07/07/05	11,800	11,800
+▶■ RB (Jersey Shore Medical Center Obligated Group) Series 1994 2.31%, 07/07/05	7,500	7,500
+▶■ RB (Somerset Medical Ctr) Series A 2.32%, 07/07/05	13,600	13,600
+■ RB Composite Program Series 2003A-6 2.30%, 07/07/05	6,100	6,100
+■ RB Composite Program Series 2004A-3 2.24%, 07/07/05	3,200	3,200
+ Refunding RB (Saint Clare's Hospital) Series 2004B 2.00%, 07/01/05	1,895	1,895
+▶■I Refunding RB (St Barnabas Health Care System) Series 1998B 2.31%, 07/07/05	1,950	1,950
New Jersey Housing & Mortgage Finance Agency		
+▶■ Home Buyer RB Series 2000CC 2.33%, 07/07/05	2,540	2,540
▶■ S/F Housing RB Series 2004K 2.40%, 07/07/05	10,000	10,000
New Jersey Sports & Exposition Auth		
+▶■ State Contract Bonds Series 2002B-2 2.28%, 07/07/05	2,240	2,240

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey Transportation Trust Fund Auth		
✛▶■ Transportation System Bonds Series 2005A 2.31%, 07/07/05	9,980	9,980
▶■■ Transportation System RB Series 1998A 2.31%, 07/07/05	11,495	11,495
✛▶■■ Transportation System RB Series 2004B 2.31%, 07/07/05	8,100	8,100
New Jersey Turnpike Auth		
✛▶■ RB Series C 2.31%, 07/07/05	8,090	8,090
Turnpike RB Series 2000A		
✛▶■ 2.31%, 07/07/05	11,200	11,200
✛▶■■ 2.31%, 07/07/05	11,565	11,565
✛▶■ Turnpike RB Series 2003C-1 2.14%, 07/07/05	7,225	7,225
✛▶■■ Turnpike Revenue RB Series 2004A 2.31%, 07/07/05	8,495	8,495
Port Auth of New York & New Jersey		
✛▶■ Consolidated Bonds 127th Series 2.33%, 07/07/05	8,480	8,480
Consolidated Bonds 137th Series 1.58%, 07/15/05	2,805	2,809
✛▶■ Consolidated Bonds 138th Series 2.33%, 07/07/05	10,000	10,000
✛▶■ Consolidated Bonds 139th Series 2.33%, 07/07/05	3,750	3,750
✛▶■■ Consolidated Bonds 140th Series 2.31%, 07/07/05	5,000	5,000
▶■■ Consolidated Bonds 85th Series 2.31%, 07/07/05	6,795	6,795
Special Project Bonds (JFK International Air Terminal) Series 6		
✛▶■■ 2.36%, 07/07/05	800	800
✛▶■■ 2.32%, 07/07/05	4,895	4,895
TECP Series A		
▶ 2.50%, 07/11/05	3,555	3,555
▶ 2.40%, 07/12/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TECP Series B		
▶ 2.45%, 07/08/05	5,000	5,000
▶ 2.40%, 07/11/05	4,670	4,670
▶ 2.50%, 08/08/05	11,575	11,575
Rahway		
BAN		
2.70%, 06/27/06	5,675	5,732
Sparta Township		
BAN		
2.23%, 01/13/06	4,000	4,016
Union Cnty Improvement Auth		
✛■ Mortgage RB (Cedar Glen Housing Corp) Series A 2.31%, 07/07/05	9,500	9,500
Woodbridge Township		
General & Sewer Utility BAN		
1.65%, 07/08/05	3,654	3,655
1.67%, 07/08/05	4,346	4,347
		409,508
Puerto Rico 3.8%		
Government Development Bank of Puerto Rico		
TECP Series 1997		
2.90%, 07/11/05	7,948	7,948
Puerto Rico		
✛▶■■ Public Improvement & Refunding Bonds Series 2000 2.28%, 07/07/05	2,935	2,935
✛▶■■ Public Improvement Bonds Series 2001A 2.31%, 07/07/05	2,000	2,000
Puerto Rico HFC		
✛▶■■ Homeownership Mortgage RB Series 2000A 2.31%, 07/07/05	3,365	3,365
Puerto Rico Highway & Transportation Auth		
✛▶■ Transportation RB Series 1998A 2.20%, 07/07/05	400	400
Puerto Rico Public Buildings Auth		
✛▶■■ Government Facilities RB Series B 2.30%, 07/07/05	1,000	1,000
		17,648

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$427,156
Cash	73
Receivables:	
Investments sold	25,816
Interest	2,965
Prepaid expenses	+ 19
Total assets	**456,029**

The amortized cost for the fund's securities was $427,156. Includes restricted but deemed liquid securities comprised of 144A securities, worth $94,630 or 20.8% of the fund's total net assets. During the reporting period, the fund had $217,185 in transactions with other Schwab Funds®.

Liabilities

Payables:	
Dividends to shareholders	342
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	17
Trustees' fees	3
Accrued expenses	+ 12
Total liabilities	**381**

Net Assets

Total assets	456,029
Total liabilities	− 381
Net assets	**$455,648**

Net Assets by Source

Capital received from investors	455,668
Net investment income not yet distributed	28
Net realized capital losses	(48)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$455,648		455,393		$1.00

Federal Tax Data

Cost basis of portfolio	$427,156
As of December 31, 2004:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2012	$46

 See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$4,958**

Net Realized Gains and Losses

Net realized losses on investments sold		(2)

Expenses

Investment adviser and administrator fees		865
Transfer agent and shareholder service fees		1,025
Trustees' fees		11
Custodian and portfolio accounting fees		18
Professional fees		14
Registration fees		13
Shareholder reports		8
Other expenses	+	5
Total expenses		1,959
Expense reduction	–	478
Net expenses		**1,481**

Increase in Net Assets from Operations

Total investment income		4,958
Net expenses	–	1,481
Net investment income		**3,477**
Net realized losses	+	(2)
Increase in net assets from operations		**$3,475**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		1/1/05–6/30/05	1/1/04–12/31/04
Net investment income		$3,477	$2,723
Net realized losses	+	(2)	(54)
Increase in net assets from operations		**3,475**	**2,669**

Distributions Paid

Dividends from net investment income	**3,470**	**2,694**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares sold		766,310	1,561,315
Shares reinvested		3,084	2,651
Shares redeemed	+	(761,338)	(1,579,474)
Net transactions in fund shares		**8,056**	**(15,508)**

Net Assets

Beginning of period		447,587	463,120
Total increase or decrease	+	8,061	(15,533)
End of period		**$455,648**	**$447,587**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $28 and $21 at the end of the current and prior report periods, respectively.

 See financial notes.

Schwab Pennsylvania Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.02	0.04
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.80[2]	0.62	0.49	0.87	2.20	3.57
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.65	0.66[4]
Gross operating expenses	0.87[3]	0.86	0.87	0.89	0.92	0.93
Net investment income	1.61[3]	0.62	0.48	0.87	2.14	3.52
Net assets, end of period ($ x 1,000,000)	355	346	328	301	292	225

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

+ Credit-enhanced security

⊃ Liquidity-enhanced security

■ Variable-rate security

◆ Delayed-delivery security

❚ Restricted but deemed liquid security comprised of 144A

▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
103.0% Municipal Securities	365,398	365,398
103.0% Total Investments	365,398	365,398
(3.0)% Other Assets and Liabilities		(10,654)
100.0% Net Assets		354,744

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 103.0% of net assets		
Pennsylvania 103.0%		
Allegheny Cnty Hospital Development Auth		
+■ RB (UPMC Senior Communities) Series 2003 2.28%, 07/07/05	10,000	10,000
Allegheny Cnty IDB		
+⊃■❚ Pollution Control Refunding RB (Duquesne Light Co) Series 1999B 2.32%, 07/07/05	14,495	14,495
Allegheny Cnty Port Auth		
+◆ GAN Series 2005 2.68%, 06/30/06	10,000	10,128
+⊃■ Special Revenue Transportation Bonds Series 1999 2.31%, 07/07/05	2,000	2,000
Berks Cnty		
+■ RB (Beacon Container) Series 1998A 2.44%, 07/07/05	745	745
Bermudian Springs SD		
+⊃■ GO Bonds Series 2005 2.30%, 07/07/05	1,900	1,900
Blair Cnty IDA		
+■ First Mortgage RB (Village At Penn State) Series 2002C 2.19%, 07/07/05	900	900
Central Bucks SD		
+⊃■ GO Series 2000A 2.33%, 07/07/05	1,100	1,100
Chester Cnty Health & Education Facilities Auth		
+■ RB (Simpson Meadows) Series 2000 2.33%, 07/07/05	3,775	3,775
Chester IDA		
+■ RB (Archdiocese of Philadelphia) Series 2001 2.42%, 07/01/05	300	300
Daniel Boone Area SD		
+⊃■ GO Bonds Series 2004 2.29%, 07/07/05	100	100
Delaware Cnty IDA		
+■ Hospital RB (Crozer-Chester Medical Center) Series 2002 2.29%, 07/07/05	4,900	4,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (YMCA of Philadelphia) Series 1999		
2.39%, 07/07/05	2,005	2,005
+◗■ Water Facilities RB (Aqua Pennsylvania Inc) Series 2005A		
2.33%, 07/07/05	1,650	1,650
Delaware Valley Regional Finance Auth		
+■ Local Government RB Series 1986		
2.28%, 07/07/05	10,600	10,600
+◗■▮ Local Government RB Series 1998A		
2.34%, 07/07/05	4,055	4,055
Erie City Water Auth		
+ Water RB Series 2004		
2.07%, 12/01/05	2,320	2,329
Erie SD		
+◗■▮ GO Bonds Series 2001A		
2.32%, 07/07/05	15,550	15,550
Harrisburg Auth		
+◗■ Water Refunding RB Series 2003A		
2.33%, 07/07/05	10,700	10,700
Luzerne Cnty IDA		
+■ RB (Methodist Homes) Series 2003		
2.35%, 07/07/05	4,800	4,800
Mercer Cnty		
+◗■▮ GO Bonds Series 2001		
2.32%, 07/07/05	1,275	1,275
Montgomery Cnty IDA		
+■ Environmental Facilities RB (Ionza Inc) Series 2000		
2.38%, 07/07/05	7,000	7,000
+ Pollution Control Refunding RB (Peco Energy Co) Series 1994A		
2.56%, 10/18/05	10,000	10,000
Montgomery Cnty Redevelopment Auth		
+■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A		
2.59%, 07/07/05	1,000	1,000
Northhampton Cnty		
+◗■ County Agreement RB Series 2001		
2.32%, 07/07/05	3,000	3,000
◗■ RB (Binney & Smith) Series 1997A		
2.34%, 07/07/05	3,250	3,250
+■ RB (Binney & Smith) Series 1997B		
2.34%, 07/07/05	810	810
Norwin SD		
+◗▮ GO Bonds Series 2001A		
2.65%, 01/25/06	9,710	9,710
Pennsylvania		
+◗■▲ GO Bonds First Series 2003		
2.31%, 07/07/05	14,470	14,470
Pennsylvania Convention Center Auth		
+◗■▮ RB Series 1989A		
2.31%, 07/07/05	2,745	2,745
Pennsylvania Economic Development Financing Auth		
+■ Bonds (Westrum Harleysville II) Series 2005		
2.66%, 07/07/05	6,200	6,200
+■ Exempt Facilities RB (Amtrak) Series 2001B		
2.45%, 07/07/05	12,300	12,300
■ Exempt Facilities RB (Merck & Co) Series 2000		
2.35%, 07/07/05	5,000	5,000
■ Exempt Facilities RB (Merck & Co) Series 2001		
2.35%, 07/07/05	13,000	13,000
Pennsylvania Energy Development Auth		
+■ Energy Development RB (B&W Ebensburg) Series 1986		
2.31%, 07/07/05	17,340	17,340
+■ Energy Development RB (Westrum Hanover) Series 2004		
2.33%, 07/07/05	5,900	5,900
Pennsylvania HFA		
◗■▮ Residential Development Refunding RB Series 2002A		
2.48%, 07/07/05	6,000	6,000
+◗■ S/F Mortgage RB Drawdown Series 2003		
2.35%, 07/07/05	3,775	3,775
◗■▮ S/F Mortgage RB Series 1999-66A		
2.33%, 07/07/05	4,955	4,955
◗▮ S/F Mortgage RB Series 1999A		
2.15%, 07/07/05	10,785	10,785

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■▮ S/F Mortgage RB		
Series 2002-74B		
2.33%, 07/07/05	7,495	7,495
◗■ S/F Mortgage RB		
Series 2004-84C		
2.26%, 07/07/05	11,400	11,400
◗■ S/F Mortgage RB		
Series 2004-84D		
2.26%, 07/07/05	3,250	3,250
◗■ S/F Mortgage RB		
Series 2004-86C		
2.26%, 07/07/05	5,000	5,000
◗■ S/F Mortgage RB		
Series 2005-87B		
2.27%, 07/07/05	5,000	5,000
◗■▮ S/F RB Series 1998-64		
2.37%, 07/07/05	15,000	15,000
Pennsylvania Higher Education Assistance Agency		
✚◗■ Student Loan RB Series 2000A		
2.45%, 07/07/05	9,425	9,425
✚◗■ Student Loan RB Series 2001A		
2.45%, 07/07/05	3,550	3,550
Pennsylvania Higher Educational Facilities Auth		
✚◆ State System of Higher		
Education RB Series AC		
2.62%, 06/15/06	2,115	2,142
✚◗ University of Pennsylvania		
Health System RB		
Series 2005A		
2.80%, 06/15/06	3,000	3,000
Pennsylvania Public School Building Auth		
✚◗■ School Lease RB (Philadelphia		
SD) Series 2003		
2.31%, 07/07/05	1,895	1,895
✚◗■ School RB (Parkland SD)		
Series 1999D		
2.33%, 07/07/05	9,400	9,400
Pennsylvania State University		
■ RB Series 2001A		
2.26%, 07/07/05	1,300	1,300
Pennsylvania Turnpike Commission		
◗■ Turnpike RB Series 2001U		
2.22%, 07/07/05	1,200	1,200
✚◗■▲ Turnpike RB Series 2004A		
2.32%, 07/07/05	12,495	12,495
Philadelphia		
✚◗■ Airport Refunding RB		
Series 2005C		
2.40%, 07/07/05	4,100	4,100
✚ Gas Works RB First Series A		
1.70%, 07/01/05	5,000	5,000
✚◗■ Water & Wastewater RB		
Series 2005A		
2.32%, 07/07/05	2,045	2,045
Philadelphia Gas Works		
✚◗■▮ RB Third Series 2001		
2.31%, 07/07/05	1,700	1,700
Philadelphia IDA		
✚◗▮ Airport RB Series 1998A		
2.15%, 08/11/05	5,000	5,000
Scranton Redevelopment Auth		
✚■ Guaranteed Lease RB		
Series 2004		
2.33%, 07/07/05	7,295	7,295
Temple University		
Commonwealth System of		
Higher Education University		
Funding Obligations		
Series 2005		
2.77%, 04/28/06	6,000	6,059
University of Pittsburgh		
◗■ University Capital Project Bonds		
Series 2005A		
2.40%, 07/07/05	2,100	2,100
		365,398

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$365,398
Cash	92
Interest receivable	1,777
Prepaid expenses +	54
Total assets	**367,321**

Liabilities

Payables:	
Dividends to shareholders	271
Investments bought	12,271
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	13
Trustees' fees	3
Accrued expenses +	14
Total liabilities	**12,577**

Net Assets

Total assets	367,321
Total liabilities −	12,577
Net assets	**$354,744**

Net Assets by Source

Capital received from investors	354,797
Net investment income not yet distributed	2
Net realized capital losses	(55)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$354,744		354,781		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $365,398. Includes restricted but deemed liquid securities comprised of 144A securities worth $98,765 or 27.8% of the fund's total net assets. During the reporting period, the fund had $395,349 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$365,398
As of December 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$2
Unused capital losses:	

Expires 12/31 of:	Loss amount:
2012	$14

See financial notes. 31

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$3,952**

Net Realized Gains and Losses

Net realized losses on investments sold		(41)

Expenses

Investment adviser and administrator fees		666
Transfer agent and shareholder service fees		788
Trustees' fees		10
Custodian and portfolio accounting fees		17
Professional fees		13
Registration fees		20
Shareholder reports		6
Other expenses	+	4
Total expenses		1,524
Expense reduction	–	386
Net expenses		**1,138**

Increase in Net Assets from Operations

Total investment income		3,953
Net expenses	–	1,138
Net investment income		**2,814**
Net realized losses	+	**(41)**
Increase in net assets from operations		**$2,773**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through April 29, 2006, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		1/1/05–6/30/05	1/1/04–12/31/04
Net investment income		$2,814	$2,157
Net realized losses	+	(41)	(14)
Increase in net assets from operations		**2,773**	**2,143**

Distributions Paid

Dividends from net investment income		**2,814**	**2,155**

Transactions in Fund Shares

Shares sold		692,344	1,416,322
Shares reinvested		2,501	2,109
Shares redeemed	+	(685,640)	(1,400,551)
Net transactions in fund shares		**9,205**	**17,880**

Net Assets

Beginning of period		345,580	327,712
Total increase	+	9,164	17,868
End of period		**$354,744**	**$345,580**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $2 at the end of current and prior period.

Schwab Florida Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.02	0.04
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.77[2]	0.60	0.46	0.96	2.32	3.62
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66[3]	0.66	0.64	0.59	0.59	0.60[4]
Gross operating expenses	0.85[3]	0.85	0.85	0.87	0.87	0.89
Net investment income	1.53[3]	0.59	0.47	0.95	2.30	3.56
Net assets, end of period ($ x 1,000,000)	1,144	1,905	1,804	1,785	1,518	1,435

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

◆ Delayed-delivery security

❚ Restricted but deemed liquid security comprised of 144A

▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.3% Municipal Securities	1,147,386	1,147,386
100.3% Total Investments	1,147,386	1,147,386
(0.3)% Other Assets and Liabilities		(2,980)
100.0% Net Assets		1,144,406

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.3% of net assets		
Alabama 1.3%		
Montgomery Downtown Redevelopment Auth		
■ Bonds (Southern Poverty Law Center) Series 2000 2.50%, 07/07/05	15,000	**15,000**
Arizona 1.6%		
Maricopa Cnty Community College Dist		
◗■ GO Bonds Project of 1994 Series 1997B 2.30%, 07/07/05	18,020	**18,020**
Colorado 0.4%		
Colorado Dept of Transportation		
✚◗ Transportation Refunding RAN Series 2004B 2.31%, 07/07/05	4,745	**4,745**
Connecticut 0.5%		
Connecticut HFA		
✚◗■ S/F Mortgage RB Draw Down Series 2004B 2.33%, 07/07/05	5,475	**5,475**
Florida 82.9%		
Alachua Cnty Health Facilities Auth		
✚■ Continuing Care Retirement Community RB (Oak Hammock) Series 2002A 2.30%, 07/01/05	475	475
✚◗■ Health Facilities RB (Shands Hospital, University of Florida) Series 1992R 2.31%, 07/07/05	41,745	41,745
Alachua Cnty School Board		
✚◗■ COP Series 2004 2.57%, 07/07/05	9,045	9,045
Brevard Cnty Health Facilities Auth		
✚■ RB (Wuesthoff Health Systems) Series 2004 2.29%, 07/07/05	3,400	3,400
Broward Cnty		
✚ Airport System RB Series L 1.84%, 10/01/05	3,665	3,676

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998		
2.35%, 07/07/05	9,025	9,025
Broward Cnty Educational Facilities Auth		
✚■ Educational Facilities RB (Nova Southeastern University) Series 2000A		
2.29%, 07/07/05	10	10
Broward Cnty HFA		
✚■ M/F Housing Refunding RB (Water's Edge) Series 1997		
2.28%, 07/07/05	300	300
✚◗■▮ S/F Mortgage RB Series 1999B		
2.36%, 07/07/05	1,845	1,845
Cape Coral		
✚ CP Notes		
2.67%, 07/08/05	10,600	10,600
Charlotte Cnty		
✚◗■ Refunding RB Series 2003A		
2.30%, 07/07/05	800	800
Charlotte Cnty HFA		
✚■ M/F Housing RB (Murdock Circle Apts) Series 2000		
2.34%, 07/07/05	6,980	6,980
Collier Cnty HFA		
✚■ M/F Housing RB (Brittany Bay Apts) Series 2001A		
2.26%, 07/07/05	1,900	1,900
Dade Cnty		
✚◗■ Water & Sewer System RB Series 1994		
2.26%, 07/07/05	200	200
Dade Cnty IDA		
✚■ IDRB (Michael-Ann Russell Jewish Community Ctr) Series 1997		
2.29%, 07/07/05	4,185	4,185
✚■ IDRB (South Florida Stadium Corp) Series 1985C		
2.22%, 07/07/05	1,050	1,050
Davie		
✚■ RB (United Jewish Community of Broward Cnty) Series 2003		
2.30%, 07/07/05	1,000	1,000
Escambia HFA		
✚◗■▮ S/F RB Series 1997A		
2.43%, 07/07/05	1,410	1,410
S/F RB Series 2001A		
✚◗■▮ 2.36%, 07/07/05	2,050	2,050
✚◗■ 2.40%, 07/07/05	1,695	1,695
◗▮ S/F RB Series 2002A-1		
2.45%, 09/29/05	4,585	4,585
Florida		
✚◗■▮▲ Dept of Environmental Protection Preservation 2000 RB Series 1997B		
2.31%, 07/07/05	22,980	22,980
Florida Development Finance Corp		
✚■ IDRB (Central Farms) Series 1999A4		
2.39%, 07/07/05	750	750
✚■ IDRB (Schmitt Family Partnership) Series 1999A2		
2.39%, 07/07/05	1,875	1,875
✚■ IDRB (Sunshine State Christian Homes, Inc) Series 1999A3		
2.34%, 07/07/05	1,160	1,160
✚■ IDRB (Vutec Corp) Series 1999A1		
2.39%, 07/07/05	1,600	1,600
✚■ IDRB Enterprise Bond Program (Pioneer-Ram) Series 1998A3		
2.39%, 07/07/05	880	880
Florida HFA		
✚◗■▮ Homeowner Mortgage RB Series 2000-4		
2.40%, 07/07/05	3,420	3,420
✚■ Housing RB (Caribbean Key Apts) Series 1996F		
2.34%, 07/07/05	2,500	2,500
✚■ Housing RB (Heron Park) Series 1996U		
2.26%, 07/07/05	3,635	3,635
✚■ Housing RB (Tiffany Club Apts) Series 1996P		
2.34%, 07/07/05	7,050	7,050
✚■ M/F Housing RB (Cameron Cove Apts) Series 1985XX		
2.37%, 07/07/05	1,700	1,700

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ M/F Housing Refunding RB (Reflections Apts) Series 2001K-A 2.27%, 07/07/05	1,900	1,900
✚■ M/F Housing Refunding RB (South Pointe) Series 1998J 2.30%, 07/07/05	4,925	4,925
✚■ M/F Mortgage RB (Clarcona Groves Apts) Series 2005A 2.31%, 07/07/05	3,250	3,250
✚■ M/F Mortgage RB (Lynn Lake Apts) Series 2005B-1 2.32%, 07/07/05	10,100	10,100
✚■ M/F Mortgage RB (Mill Creek Apts) Series 2004K 2.32%, 07/07/05	8,000	8,000
✚■ M/F Mortgage RB (Pinnacle Pointe Apts) Series 2003N 2.31%, 07/07/05	6,215	6,215
✚■ M/F Mortgage RB (Wellesley Apts) Series 2003O 2.31%, 07/06/05	7,940	7,940
✚■ M/F Mortgage RB (Wexford Apts) Series 2003P 2.31%, 07/07/05	8,035	8,035
✚■ M/F Mortgage Refunding RB (Victoria Park Apts) Series 2002J-1 2.28%, 07/07/05	1,000	1,000
✚■ RB (Heritage Pointe Apts) Series 1999I-1 2.34%, 07/07/05	1,000	1,000
✚■ RB (Timberline Apts) Series 1999P 2.30%, 07/07/05	6,135	6,135
Florida Local Government Finance Commission		
Pooled TECP Series 1994A		
✚ 2.60%, 09/13/05	4,400	4,400
✚■ 2.58%, 09/14/05	20,811	20,811
✚ Pooled TECP Series 1998B 2.55%, 07/14/05	14,601	14,601
Florida State Board of Education		
✚◗■ Lottery RB Series 2005A 2.31%, 07/07/05	22,290	22,290
✚◗■ Public Education Capital Outlay Bonds Series 1998A 2.31%, 07/07/05	11,000	11,000
◗■▮ Public Education Capital Outlay Bonds Series 1998E 2.32%, 07/07/05	12,280	12,280
✚◗■▮▲ Public Education Capital Outlay Bonds Series 1999C 2.32%, 07/07/05	17,835	17,835
◗■ Public Education Capital Outlay Bonds Series 2001I 2.32%, 07/07/05	4,715	4,715
✚◗■ Public Education Capital Outlay Bonds Series 2003C 2.31%, 07/07/05	7,500	7,500
◗■▮▲ Public Education Capital Outlay Refunding Bonds Series 2001B 2.32%, 07/07/05	14,100	14,100
◗■ Public Education Capital Outlay Refunding Bonds Series 2005B 2.31%, 07/07/05	5,200	5,200
◗■ Public Education Capital Outlay Refunding Bonds Series 2005C 2.32%, 07/07/05	14,995	14,995
Fort Pierce Utilities Auth		
✚◗■ Utilities Refunding RB Series 2003 2.32%, 07/07/05	6,325	6,325
Gainesville		
✚■ IDRB (Exactech) Series 1997 2.34%, 07/07/05	2,400	2,400
✚■ IDRB (Lifesouth Community Blood Centers) Series 1999 2.29%, 07/07/05	350	350
Greater Orlando Aviation Auth		
✚◗■ Airport Facilities RB Series 2002E 2.30%, 07/07/05	40,100	40,100
✚ Airport Facilities Subordinated TECP Series B 2.90%, 07/14/05	33,060	33,060
✚■ Airport Facility RB (Flightsafety International) Series 2003A 2.34%, 07/07/05	8,900	8,900
Gulf Breeze		
✚◗■ Local Government Loan Program RB Series 1985C 2.29%, 07/07/05	2,735	2,735

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Local Government Loan Program RB Series 1985E		
2.29%, 07/07/05	2,240	2,240
Hillsborough Cnty		
+ Solid Waste & Resource Recovery Refunding RB Series 2004		
1.57%, 09/01/05	3,230	3,238
Hillsborough Cnty Aviation Auth		
Airport Facilities Subordinated TECP Series B		
+ 2.48%, 07/14/05	14,400	14,400
+ 2.90%, 07/14/05	8,900	8,900
+▶■ Tampa International Airport RB Series 2003A		
2.36%, 07/07/05	5,495	5,495
+▶■ Tampa International Airport RB Series 2005A		
2.35%, 07/07/05	2,600	2,600
Hillsborough Cnty HFA		
+■ M/F Housing RB (Meridian Pointe Apts) Series 2005		
2.34%, 07/07/05	6,600	6,600
Hillsborough Cnty IDA		
+■ Educational Facilities RB (Berkeley Preparatory School, Inc) Series 1999		
2.29%, 07/07/05	445	445
+▶ IDRB (University Community Hospital) Series 1994		
2.85%, 06/22/06	21,085	21,085
+■ RB (Independent Day School) Series 2000		
2.35%, 07/07/05	900	900
Hillsborough Cnty Port Dist		
Refunding RB (Tampa Port Auth) Series 2005A		
+▶■ 2.35%, 07/07/05	2,873	2,873
+▶■ 2.36%, 07/07/05	11,285	11,285
Jacksonville Economic Development Commission		
+■ RB (Bolles School) Series 1999A		
2.29%, 07/07/05	2,900	2,900
+■ Refunding RB (YMCA of Florida First Coast) Series 2003		
2.30%, 07/07/05	100	100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2005B		
2.40%, 07/07/05	2,100	2,100
Jacksonville Health Facilities Auth		
+■ Hospital RB Series 2003A		
2.28%, 07/01/05	600	600
Jacksonville Port Auth		
+▶■■ 1996 Port Facility RB		
2.61%, 07/07/05	10,100	10,100
Lake Shore Hospital Auth		
+■ Health Facility RB (Lake Shore Hospital) Series 1991		
2.29%, 07/07/05	3,000	3,000
Lee Cnty		
+▶■ Airport RB Series 2000A		
2.36%, 07/07/05	4,957	4,957
+■ Educational Facilities RB (Canterbury School) Series 1999		
2.29%, 07/07/05	100	100
Lee Cnty HFA		
+■ M/F Housing RB (Crossings At Cape Coral Apts) Series 1999A		
2.35%, 07/07/05	6,160	6,160
+■ M/F Housing RB (University Club Apts) Series 2002A		
2.35%, 07/07/05	7,500	7,500
Manatee Cnty HFA		
+■ M/F Housing RB (Centre Court Apts) Series 2000		
2.35%, 07/07/05	3,760	3,760
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A		
2.34%, 07/07/05	3,070	3,070
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000B		
2.34%, 07/07/05	3,695	3,695
Marion Cnty IDA		
+■ M/F Housing Refunding RB (Chambrel at Pinecastle) Series 2002		
2.27%, 07/07/05	3,741	3,741

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Miami Health Facilities Auth		
✚■ Health Facilities RB (Miami Jewish Home & Hospital For the Aged) Series 1996		
2.29%, 07/07/05	1,300	1,300
Miami-Dade Cnty		
✚◗■ Aviation RB (Miami International Airport) Series 2002		
2.36%, 07/07/05	5,370	5,370
✚◗■ Aviation RB (Miami International Airport) Series 2004B		
2.32%, 07/07/05	5,000	5,000
Aviation TECP (Miami International Airport) Series A		
✚ 2.88%, 07/07/05	19,782	19,782
✚ 2.53%, 07/08/05	19,621	19,621
✚ 2.65%, 07/11/05	5,000	5,000
✚ 2.45%, 07/12/05	18,047	18,047
✚ 2.65%, 08/01/05	4,000	4,000
✚ 2.80%, 08/01/05	4,000	4,000
✚▲ 2.80%, 08/01/05	15,098	15,098
Miami-Dade Cnty HFA		
✚■ M/F Mortgage RB Series 2003-3		
2.35%, 07/07/05	9,150	9,150
Miami-Dade Cnty IDA		
✚■ IDRB (Airbus Service Co) Series 1998A		
2.39%, 07/07/05	8,400	8,400
✚■ IDRB (Fine Art Lamps) Series 1998		
2.34%, 07/07/05	1,600	1,600
✚■ IDRB (Tarmac America) Series 2004		
2.35%, 07/07/05	3,200	3,200
✚■ RB (Gulliver Schools) Series 2000		
2.35%, 07/07/05	3,800	3,800
Miami-Dade Cnty SD		
RAN Series 2005		
2.62%, 06/27/06	30,000	30,399
Nassau Cnty		
✚■ Pollution Control Private Activity RB (Rayonier) Series 1999		
2.23%, 07/07/05	7,665	7,665
Ocala		
✚◗■ Utility Systems RB Series 2005B		
2.32%, 07/07/05	5,550	5,550
Ocean Highway & Port Auth		
✚■ RB Series 1990		
2.40%, 07/07/05	9,800	9,800
Orange Cnty HFA		
✚■ Housing Refunding RB (Highland Pointe Apts) Series 1998J		
2.56%, 07/07/05	7,455	7,455
✚■ M/F Guaranteed Mortgage Refunding RB (Sundown Associates II) Series 1989A		
2.39%, 07/07/05	4,600	4,600
✚■ M/F Housing RB (Glenn On Millenia Boulevard) Series 2001C		
2.26%, 07/07/05	3,355	3,355
✚■ M/F Housing RB (Palm Key Apts) Series 1997C		
2.31%, 07/07/05	5,000	5,000
✚■ M/F Housing RB (The Cove At Lady Lake Apts) Series 2005A		
2.29%, 07/07/05	6,500	6,500
✚■ M/F Housing RB (West Pointe Villas Apts) Series 2000F		
2.32%, 07/07/05	5,750	5,750
✚■ M/F Housing RB (Windsor Pines) Series 2000E		
2.34%, 07/07/05	3,200	3,200
✚■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F		
2.33%, 07/07/05	770	770
✚■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) Series 1992A		
2.30%, 07/07/05	1,150	1,150
Orange Cnty IDA		
✚■ IDRB (Central Florida Kidney Centers) Series 2000		
2.29%, 07/07/05	5,000	5,000
✚■ IDRB (Central Florida YMCA) Series 2002A		
2.35%, 07/07/05	4,100	4,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange County Health Finance Auth		
+▲ Refunding Program RB (Pooled Hospital Loan) Series 1985		
2.90%, 07/18/05	19,700	19,700
Palm Beach Cnty		
+■ IDBR (South Florida Blood Banks) Series 2002		
2.29%, 07/07/05	875	875
+■ IDRB (Palm Beach Day School) Series 1999		
2.29%, 07/07/05	1,000	1,000
+■ RB (Benjamin Private School) Series 2003		
2.30%, 07/07/05	4,500	4,500
+■ RB (Comprehensive Alcoholism Rehabilitation Programs) Series 2000		
2.29%, 07/07/05	4,900	4,900
+■ RB (Norton Gallery & School of Art) Series 1995		
2.35%, 07/07/05	2,500	2,500
+■ RB (Zoological Society of the Palm Beaches) Series 2001		
2.35%, 07/07/05	5,500	5,500
Palm Beach Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Lynn University) Series 2001		
2.30%, 07/07/05	3,300	3,300
Palm Beach Cnty HFA		
+■ M/F Housing RB (Azalea Place Apts) Series 1999A		
2.35%, 07/07/05	3,000	3,000
+■ M/F Housing Refunding RB (Emerald Bay Club Apts) Series 2004		
2.31%, 07/07/05	6,500	6,500
+■ M/F Housing Refunding RB (Spinnaker Landing Apts) Series 1998		
2.32%, 07/07/05	2,745	2,745
Palm Beach Cnty SD		
+ Sales Tax Revenue CP Notes		
2.60%, 09/08/05	11,500	11,500
Pinellas Cnty Educational Facilities Auth		
+■ Refunding RB (Canterbury School of Florida) Series 2004		
2.31%, 07/07/05	4,645	4,645

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pinellas Cnty HFA		
▶■■ S/F Housing RB Series 1999B-1		
2.36%, 07/07/05	1,755	1,755
Pinellas Cnty IDA		
+■ IDRB (H & S Swansons Tool Co) Series 2001		
2.34%, 07/07/05	3,275	3,275
+■ IDRB (Restorative Care of America) Series 2001		
2.44%, 07/07/05	1,630	1,630
Polk Cnty IDA		
+■ IDRB (Lifepath Hospice & Palliative Care) Series 2004		
2.29%, 07/07/05	6,600	6,600
+■ IDRB (Pavermodule) Series 1998		
2.34%, 07/07/05	2,710	2,710
Sarasota Cnty		
+■ RB (Sarasota Family YMCA) Series 1999		
2.29%, 07/07/05	2,470	2,470
+▶■ Utility System Refunding RB Series 2005A		
2.32%, 07/07/05	4,530	4,530
Sarasota Cnty Health Facilities Auth		
+■ Health Care Facilities RB (Sarasota-Manatee Jewish Housing Council, Inc) Series 2005A		
2.29%, 07/07/05	8,400	8,400
Seminole Cnty IDA		
+■ IDRB (Amrhein Family Limited Partnership) Series 2001		
2.34%, 07/07/05	4,275	4,275
St Petersburg		
+■ Capital Improvement RB (Airport & Golf Course) Series 1997B		
2.28%, 07/07/05	1,830	1,830
+■ Capital Improvement RB (Airport) Series 1997C		
2.34%, 07/07/05	335	335
Sumter Cnty IDA		
+■ IDRB (Robbins Manufacturing Co) Series 1997		
2.39%, 07/07/05	1,200	1,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sunshine State Governmental Financing Commission		
✚▶ CP Revenue Notes (Miami-Dade Cnty Program) Series G 2.35%, 07/06/05	5,000	5,000
Tampa		
✚■ Educational Facilities RB (Pepin Academy of Tampa) Series 2002 2.33%, 07/07/05	3,875	3,875
✚■ Health Care Facilities RB (Lifelink Foundation) Series 1997 2.29%, 07/07/05	4,800	4,800
✚■ RB (Tampa Preparatory School) Series 2000 2.28%, 07/07/05	6,500	6,500
Tampa Bay Water Auth		
✚▶■ Utility System Refunding & Improvement RB Series 2001A 2.36%, 07/07/05	5,200	5,200
West Orange Healthcare Dist		
✚■ RB Series 1999B 2.25%, 07/07/05	2,900	2,900
		949,079
Hawaii 0.5%		
Hawaii		
✚ Airports System Refunding RB Series 2001 1.68%, 07/01/05	6,000	**6,000**
Illinois 0.8%		
Chicago		
✚▶■ O'Hare International Airport General Airport Third Lien RB Series 2003B-2 2.35%, 07/07/05	8,595	**8,595**
Indiana 1.4%		
Indiana HFA		
▶■ S/F Mortgage RB Series 2002B 2.37%, 07/07/05	4,455	4,455
Indianapolis Local Public Improvement Bond Bank		
✚▶■ (Indianapolis Airport Auth) Series 2004I 2.36%, 07/07/05	11,295	11,295
		15,750

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kentucky 1.0%		
Kentucky Housing Corp		
▶■ Housing RB Series 1998B 1.62%, 07/21/05	11,995	**11,995**
Massachusetts 2.1%		
Arlington		
School BAN 1.53%, 07/21/05	8,000	8,006
Everett		
BAN 1.82%, 09/09/05	5,880	5,893
Ralph C Mahar Regional SD		
BAN 1.69%, 07/14/05	9,700	9,705
		23,604
Michigan 3.6%		
Detroit		
RAN Series 2005 2.63%, 04/03/06	20,000	20,203
Wayne Cnty		
✚▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 2.31%, 07/07/05	450	450
✚▶■ Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B 2.31%, 07/07/05	20,950	20,950
		41,603
Pennsylvania 1.3%		
Allegheny Cnty Port Auth		
✚◆ GAN Series 2005 2.68%, 06/30/06	7,000	7,089
Pennsylvania Higher Education Assistance Agency		
✚▶■ Student Loan RB Series 1994A 2.33%, 07/07/05	7,700	7,700
		14,789
Texas 2.9%		
Dallas Fort Worth International Airport		
✚▶■ Joint Improvement & Refunding RB Series 2001A 2.35%, 07/07/05	7,495	7,495
✚▶■ Joint RB Series 2003A 2.36%, 07/07/05	3,000	3,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hockley Industrial Development Corp		
■ Pollution Control RB (AMOCO)		
Series 1983		
2.10%, 09/01/05	7,225	7,225
Texas		
TRAN Series 2004		
2.56%, 08/31/05	15,000	15,011
		32,731

End of investments.

Statement of

Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$1,147,386
Cash		161
Receivables:		
Interest		4,861
Prepaid expenses	+	41
Total assets		**1,152,449**

Liabilities

Payables:		
Dividends to shareholders		873
Investments bought		7,090
Investment adviser and administrator fees		17
Transfer agent and shareholder service fees		42
Trustees' fees		3
Accrued expenses	+	18
Total liabilities		**8,043**

Net Assets

Total assets		1,152,449
Total liabilities	–	8,043
Net assets		**$1,144,406**

Net Assets by Source

Capital received from investors	1,144,662
Net investment income not yet distributed	12
Net realized capital losses	(268)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,144,406		1,144,574		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,147,386. Includes restricted but deemed liquid securities comprised of 144A securities, worth $114,010 or 10.0% of the fund's total net assets. During the reporting period, the fund had $1,316,350 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$1,147,386
As of December 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$12
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2012	$80

See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$13,627**

Net Realized Gains and Losses

Net realized losses on investments sold		(180)

Expenses

Investment adviser and administrator fees		2,328
Transfer agent and shareholder service fees		2,801
Trustees' fees		12
Custodian and portfolio accounting fees		50
Professional fees		16
Registration fees		27
Shareholder reports		19
Other expenses	+	8
Total expenses		5,261
Expense reduction	–	1,173
Net expenses		**4,088**

Increase in Net Assets from Operations

Total investment income		13,627
Net expenses	–	4,088
Net investment income		**9,539**
Net realized losses	+	(180)
Increase in net assets from operations		**$9,359**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.65% of average daily net assets. Prior to April 30, 2005, the limit was 0.66%. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$9,539	$7,043
Net realized losses +	(180)	(88)
Increase in net assets from operations	**9,359**	**6,955**

Distributions Paid

Dividends from net investment income	**9,539**	**7,031**

Transactions in Fund Shares

Shares sold	2,455,814	4,541,419
Shares reinvested	8,462	6,847
Shares redeemed +	(3,224,319)	(4,447,636)
Net transactions in fund shares	**(760,043)**	**100,630**

Net Assets

Beginning of period	1,904,629	1,804,075
Total increase or decrease +	(760,223)	100,554
End of period	**$1,144,406**	**$1,904,629**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $12 at the end of current and prior period.

Schwab Massachusetts Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	5/16/03[1]–12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.01	0.01	0.00[2]
Less distributions:			
Dividends from net investment income	(0.01)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	0.76[3]	0.64	0.30[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.62[4]	0.60	0.51[4,5]
Gross operating expenses	0.86[4]	0.86	0.86[4]
Net investment income	1.52[4]	0.63	0.48[4]
Net assets, end of period ($ x 1,000,000)	350	386	363

* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense by an additional 0.09%.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

✚ Credit-enhanced security

❯ Liquidity-enhanced security

■ Variable-rate security

· Tender Option Bond

◆ Delayed-delivery security

❚ Restricted but deemed liquid security comprised of 144A

▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.4% Municipal Securities	351,267	351,267
100.4% Total Investments	351,267	351,267
(0.4)% Other Assets and Liabilities		(1,478)
100.0% Net Assets		349,789

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.4% of net assets		
Massachusetts 96.6%		
Amherst		
BAN		
1.78%, 07/08/05	4,000	4,001
Arlington		
School BAN		
1.53%, 07/21/05	2,745	2,747
Billerica		
BAN		
2.03%, 07/07/05	3,824	3,825
Bridgewater-Raynham Regional SD		
◆ BAN		
2.70%, 07/05/06	1,726	1,744
Cohasset		
BAN		
1.57%, 08/12/05	5,000	5,007
Concord		
Unlimited Tax School BAN		
1.63%, 09/29/05	2,000	2,007
Danvers		
BAN		
2.40%, 02/03/06	2,300	2,311
Duxbury		
BAN		
2.25%, 01/13/06	2,000	2,010
Fitchburg		
BAN		
2.80%, 06/09/06	1,305	1,319
Framingham		
BAN		
2.23%, 11/01/05	2,000	2,007
Hudson		
BAN		
2.82%, 05/12/06	3,000	3,030
Lancaster		
BAN		
2.80%, 04/21/06	3,157	3,186
Lawrence		
School BAN		
2.28%, 12/22/05	2,000	2,009
Marion		
BAN		
1.68%, 07/15/05	2,324	2,325
◆ 2.72%, 07/14/06	2,561	2,593

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Massachusetts		
▷■ GO Bonds Consolidated Loan of 2000 Series C 2.30%, 07/07/05	5,000	5,000
✚▷■ GO Bonds Consolidated Loan of 1998 Series C 2.31%, 07/07/05	3,485	3,485
▷■▎ GO Bonds Consolidated Loan of 2000 Series C 2.30%, 07/07/05	3,000	3,000
✚▷■▎ GO Bonds Consolidated Loan of 2001 Series D 2.31%, 07/07/05	5,610	5,610
✚▷■▎ GO Bonds Consolidated Loan of 2004 Series A 2.31%, 07/07/05	3,950	3,950
✚▷■▎ GO Bonds Consolidated Loan of 2005 Series A 2.30%, 07/07/05	5,500	5,500
▷■ GO Refunding Bonds Series 2001B 2.43%, 07/07/05	400	400
✚▷■▎ GO Refunding Bonds Series 2004A 2.30%, 07/07/05	3,000	3,000
✚▷■▎ Special Obligation RB Consolidated Loan of 2005 Series A 2.30%, 07/07/05	3,520	3,520
Massachusetts Bay Transportation Auth		
✚▷■ General Transportation System Bonds Series 1999A 2.30%, 07/07/05	1,000	1,000
Sr Sales Tax Bonds Series 2004C		
▷■ 2.30%, 07/07/05	5,000	5,000
▷■▎ 2.31%, 07/07/05	5,690	5,690
Sr Sales Tax Bonds Series 2005A		
▷■ 2.30%, 07/07/05	2,800	2,800
▷■ 2.31%, 07/07/05	2,400	2,400
▷■▎ 2.31%, 07/07/05	5,000	5,000
▷■▎ Sr Sales Tax RB Series 2005A 2.30%, 07/07/05	2,500	2,500
Massachusetts Development Finance Agency		
✚▷■ Education RB (Dexter School) Series 2000 2.27%, 07/07/05	6,320	6,320

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ First Mortgage RB (Brookhaven at Lexington) Series 2005B 2.28%, 07/07/05	3,000	3,000
✚■ M/F Housing RB (Archstone Reading Apts) Series 2004A 2.33%, 07/07/05	8,000	8,000
✚■ M/F Housing RB (Midway Studios) Series 2003A 2.36%, 07/07/05	5,000	5,000
✚■ M/F Housing RB (Salem Heights Apts) Series 2003A 2.28%, 07/07/05	1,800	1,800
✚■ M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002 2.40%, 07/07/05	15,750	15,750
✚■ RB (Assumption College) Series 2002A 2.27%, 07/07/05	420	420
✚■ RB (Dean College) Series 1999 2.28%, 07/07/05	1,000	1,000
✚■ RB (Fessenden School) Series 2001 2.32%, 07/07/05	3,000	3,000
▷■ RB (Phillips Academy) Series 2003 2.27%, 07/07/05	2,000	2,000
✚■ RB (Third Sector New England) Series 2004A 2.28%, 07/07/05	800	800
✚▷■ RB (WGBH Educational Foundation) Series 2002A 2.30%, 07/07/05	3,000	3,000
✚■ RB (Worcester Academy) Series 2000 2.30%, 07/07/05	4,500	4,500
✚■ RB (YMCA of Greater Boston) Series 2004A 2.30%, 07/07/05	700	700
Massachusetts Health & Educational Facilities Auth		
✚▷■ RB (Baystate Medical Ctr) Series D 2.30%, 07/07/05	20,800	20,800
✚■ RB (Boston Home) Series 2002B 2.27%, 07/07/05	2,500	2,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ RB (Capital Assets Program) Series 1985D		
2.38%, 07/01/05	1,180	1,180
✚ RB (Harvard Pilgrim Health Care) Series A		
2.29%, 07/01/05	1,750	1,750
■ RB (MIT) Series 2001J-1		
2.20%, 07/07/05	1,000	1,000
◗■ RB (MIT) Series K		
2.31%, 07/07/05	8,800	8,800
✚■ RB (Sherrill House) Series A-1		
2.26%, 07/07/05	150	150
✚◗■ RB (Winchester Hospital) Series D		
2.31%, 07/07/05	6,000	6,000
✚◗■▮ RB (Worcester City Campus Corp) Series 2005D		
2.30%, 07/07/05	3,000	3,000
Massachusetts HFA		
✚◗■ Housing Bonds Series 2003F		
2.22%, 07/07/05	200	200
✚◗■• M/F Housing Refunding RB Series 1995A		
2.30%, 07/07/05	3,780	3,780
◗■▮ S/F Housing Notes Series S		
2.48%, 07/07/05	8,975	8,975
Massachusetts IFA		
✚■ RB (New England College of Optometry) Series 1997		
2.30%, 07/07/05	905	905
✚■ RB (Williston Northampton School) Series B		
2.28%, 07/07/05	2,075	2,075
Massachusetts Port Auth		
✚◗■ RB Series 2005A & 2005C		
2.31%, 07/07/05	6,950	6,950
TECP Series 2003A		
✚ 2.75%, 07/05/05	2,000	2,000
✚ 2.80%, 07/08/05	1,000	1,000
TECP Series 2003B		
✚ 2.77%, 07/05/05	2,500	2,500
✚ 2.95%, 07/07/05	3,000	3,000
✚ 2.85%, 07/08/05	4,200	4,200
Massachusetts Turnpike Auth		
✚◗■▮ Western Turnpike RB Series 1997A		
2.31%, 07/07/05	8,500	8,500
Massachusetts Water Pollution Abatement Trust		
◗■▮ Pool Program Bonds Series 10		
2.31%, 07/07/05	3,845	3,845
◗■ Pool Program Bonds Series 5		
2.30%, 07/07/05	5,000	5,000
◗■▮▲ Water Pollution Abatement RB Subordinate Series 1999A		
2.31%, 07/07/05	15,000	15,000
Massachusetts Water Resources Auth		
General Revenue Refunding Bonds Series 2005A		
✚◗■▮ 2.30%, 07/07/05	5,415	5,415
✚◗■ 2.31%, 07/07/05	4,705	4,705
TECP Series 1994		
✚ 2.75%, 07/08/05	14,000	14,000
✚ 2.87%, 07/12/05	5,300	5,300
Medway		
Unlimited Tax BAN		
1.76%, 10/07/05	2,000	2,007
Milton		
BAN		
2.35%, 08/05/05	5,000	5,003
Nashoba Regional SD		
BAN		
2.20%, 09/02/05	2,000	2,004
Nashoba Valley Technical High SD		
BAN		
1.48%, 08/12/05	3,000	3,005
Natick		
BAN		
2.75%, 04/28/06	2,000	2,016
New Bedford		
BAN		
2.70%, 09/29/05	5,000	5,004
North Andover		
BAN		
1.76%, 10/07/05	2,000	2,006
Northborough-Southborough Regional SD		
BAN		
1.84%, 10/27/05	2,000	2,007
Ralph C Mahar Regional SD		
BAN		
1.69%, 07/14/05	2,000	2,001
Silver Lake Regional SD		
GO BAN		
1.61%, 08/26/05	5,000	5,011
2.58%, 03/30/06	3,000	3,020

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Somerville		
GO BAN		
1.44%, 08/19/05	3,000	3,005
Waltham		
BAN		
2.20%, 11/15/05	2,001	2,007
Wayland		
BAN		
2.00%, 09/15/05	2,000	2,005
West Tisbury		
BAN		
2.85%, 06/15/06	1,850	1,870
		337,767
Puerto Rico 3.8%		
Government Development Bank of Puerto Rico		
TECP Series 1997		
2.90%, 07/11/05	10,000	10,000
Puerto Rico Infrastructure Financing Auth		
✦▶▅▮ Special Tax Refunding RB		
Series 2005C		
2.31%, 07/07/05	3,500	3,500
		13,500

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$351,267
Cash	186
Interest receivable	2,905
Prepaid expenses	+ 58
Total assets	**354,416**

Liabilities

Payables:	
Dividends to shareholders	257
Investments bought	4,337
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	13
Trustees' fees	1
Accrued expenses	+ 14
Total liabilities	**4,627**

Net Assets

Total assets	354,416
Total liabilities	− 4,627
Net assets	**$349,789**

Net Assets by Source

Capital received from investors	349,885
Net realized capital losses	(96)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$349,789		349,885		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $351,267. Includes restricted but deemed liquid securities comprised of 144A securities worth of $86,005 or 24.6% of the fund's total net assets. During the reporting period, the fund had $270,855 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$351,267

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2011	$2
2012	+ 83
	$85

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$3,902**

Net Realized Gains and Losses

Net realized losses on investments sold		(11)

Expenses

Investment adviser and administrator fees		693
Transfer agent and shareholder service fees		821
Trustees' fees		12
Custodian and portfolio accounting fees		16
Professional fees		14
Registration fees		9
Shareholder reports		2
Other expenses	+	4
Total expenses		1,571
Expense reduction	–	447
Net expenses		**1,124**

Increase in Net Assets from Operations

Total investment income		3,902
Net expenses	–	1,124
Net investment income		**2,778**
Net realized losses	+	**(11)**
Increase in net assets from operations		**$2,767**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 29, 2006, to 0.65% of average daily net assets. Prior to May 1, 2005, this limit was 0.60%. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$2,778	$2,365
Net realized losses	(11)	(89)
Increase in net assets from operations	**2,767**	**2,276**

Distributions Paid

Dividends from net investment income	2,778	**2,359**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 a share, figures for share quantities are the same as for dollars.

Shares sold	664,725	1,294,316
Shares reinvested	2,495	2,326
Shares redeemed	+ (703,136)	(1,273,373)
Net transactions in fund shares	**(35,916)**	**23,269**

Net Assets

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Beginning of period	385,716	362,530
Total increase or decrease	+ (35,927)	23,186
End of period	**$349,789**	**$385,716**

* Commencement of operations.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab New York Municipal Money Fund offers two share classes : Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey Municipal Money, Pennsylvania Municipal Money, Florida Municipal Money and Massachusetts Municipal Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then

the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab New York Municipal Money Fund, the Schwab New Jersey Municipal Money Fund, the Schwab Pennsylvania Municipal Money Fund, the Schwab Florida Municipal Money Fund and the Schwab Massachusetts Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered

both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the Florida Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
MFR13603-09

Schwab California Municipal Money Fund™

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R Schwab



Management's Discussion for the six months ended June 30, 2005

Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

California's economy strengthened, due to renewed growth in employment and exports, as well as continued strong increases in personal income.

As noted above, the Fed continued in its tightening mode, raising short-term interest rates 0.25% at each of its four meetings this year. At the end of the six-month report period, the rate was 3.25%. The higher taxable rates translated into higher municipal money market yields, as well. Yields on municipal variable-rate demand notes rose significantly during this period. The Bond Market Association's seven-day muni index averaged 2.25% during the six-month report period, 0.80% higher than the prior six-month period. This change had a positive impact on muni money fund yields, which rose 0.60% on average over the report period.

In this type of economic climate and market environment, we allowed the funds' weighted average maturity (WAM) to shorten to a more neutral position versus our peers. When the opportunity arose, we added commercial paper with maturities of 30-90 days, as they offered the best relative value of any other assets during the report period. We also increased our exposure to attractively priced seven-day variable-rate notes.

Despite the ongoing rising-rate environment, municipal-note supply remained steady in the first half of 2005. During this period, issuance of commercial paper and seven-day variable-rate notes was strong.

California's economy strengthened, due to renewed growth in employment and exports, as well as continued strong increases in personal income. The State added more than 241,000 payroll jobs from January to May 2005, up 1.7% over the same period in 2004. This compares with a 1.0% year-over-year increase for all of 2004. The strongest gains were in construction, as well as in professional- and business-services job sectors. The state's unemployment rate dipped to 5.3% in May 2005, its lowest recording since July 2001 and down from 6.3% in May 2004. The State Department of Finance is projecting 1.7% growth in payroll jobs for the full year 2005, and 5.7% growth in personal income.

California now expects to report a general fund balance of $7.5 billion as of June 30, 2005, or 9.2% of annual expenditures. This positive result, however, is partly due to the sale of $11 billion in deficit bonds in May and June 2004, and the acceleration of corporate and individual income tax collections associated with a tax-amnesty program in April 2005. Still, California's revenue picture brightened in fiscal year 2005, with revenues now projected to be $2.9 billion ahead of the original budget estimates. On July 11, 2005, Governor Arnold Schwarzenegger signed the state budget for fiscal 2006 which began on July 1, 2005. The $90 billion general fund budget largely reflected the Governor's May revision to spending proposals and was balanced with no new taxes or significant borrowing. In addition, the plan fully funds the State's commitment to

California's revenue picture brightened in fiscal year 2005, with revenues now projected to be $2.9 billion ahead of the original budget estimates.

transportation and begins to pay off prior-year loans from local governments. The budget, however, provided for continued spending in excess of recurring annual revenues, and was balanced largely through the use of recently accumulated reserves. California's Legislative Analyst's Office projects recurring annual budget gaps of as much as $6 billion.

Governor Schwarzenegger has called for a special statewide election to be held on November 8, 2005. Among the ballot initiatives to be decided is a measure that would limit the growth of future budgets to the most recent three-year average annual growth rate of the State's general and special revenue funds. The proposal would also grant the Governor significant new powers to cut state spending in the event of mid-year budget shortfalls. Alternative measures may be considered if the Governor and State Legislature can forge a compromise in time to make the November ballot.

California's medium investment-grade credit ratings reflect its recent struggles for ongoing financial balance. The credit quality of its many underlying units of government, including counties, cities, universities, and school districts, varies widely, but has been mostly stable through the six-month report period. Still, all three rating agencies raised their ratings for the State in 2004, but the ratings remain the lowest among the U.S. states. At the end of the report period, the State's ratings were A from Standard & Poor's, A- from Fitch, and A3 from Moody's. In early July, however, Moody's raised its rating to A2 and Fitch raised its rating to A.

Performance and Fund Facts as of 6/30/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™
Ticker Symbol	SWCXX	SWKXX
Seven-Day Yield[1]	1.76%	1.96%
Seven-Day Yield–No Waiver[2]	1.60%	1.83%
Seven-Day Effective Yield[1]	1.78%	1.98%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	3.05%	3.40%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	39 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	62%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares	$25,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

3 Taxable-equivalent effective yield assumes a 2005 maximum combined federal regular income and California state personal income tax rate of 41.70%. Investment income may be subject to the Alternative Minimum Tax.

4 Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab California Municipal Money Fund™				
Sweep Shares				
Actual Return	0.65%	$1,000	$1,007.50	$3.24
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,008.50	$2.24
Hypothetical 5% Return	0.45%	$1,000	$1,022.56	$2.26

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.75[2]	0.59	0.46	0.83	1.99	3.02
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.65	0.66[4]
Gross operating expenses	0.82[3]	0.82	0.82	0.82	0.82	0.84
Net investment income	1.50[3]	0.58	0.45	0.83	1.98	2.98
Net assets, end of period ($ x 1,000,000)	3,998	4,147	4,169	4,056	3,897	3,923

Value Advantage Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.85[2]	0.79	0.66	1.03	2.19	3.22
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[3]	0.45	0.45	0.45	0.45	0.46[5]
Gross operating expenses	0.59[3]	0.59	0.59	0.59	0.61	0.63
Net investment income	1.71[3]	0.78	0.65	1.03	2.11	3.20
Net assets, end of period ($ x 1,000,000)	3,102	2,825	3,061	3,081	2,563	2,170

*Unaudited.

1 Per-share amount was less than $0.01.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

5 The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- ◆ Delayed-delivery security
- ❚ Restricted but deemed liquid security comprised of 144A
- ▲ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
105.7% Municipal Securities	7,506,064	7,506,064
105.7% Total Investments	7,506,064	7,506,064
(5.7)% Other Assets and Liabilities		(405,710)
100.0% Total Net Assets		7,100,354

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 105.7% of net assets		
California 103.0%		
Alameda Cnty IDA		
✚■ RB (Aitchison Family Partnership) Series 1993A 2.31%, 07/07/05	2,560	2,560
✚■ RB (JMS Family Partnership) Series 1995A 2.31%, 07/07/05	1,000	1,000
✚■ RB (Malmberg Engineering) Series 1999A 2.55%, 07/07/05	2,205	2,205
✚■ RB (Scientific Technology) Series 1994A 2.36%, 07/07/05	2,200	2,200
Alameda-Contra Costa Transit Dist		
✚ 2004-05 RAN 1.58%, 07/07/05	12,000	12,003
Anaheim Housing Auth		
✚■ M/F Housing RB (Casa Granada Apts) Series 1997A 2.25%, 07/07/05	3,495	3,495
✚■ M/F Housing RB (Park Vista Apts) Series 2000D 2.30%, 07/07/05	21,000	21,000
✚■ M/F Housing RB (Port Trinidad Apts) Series 1997C 2.25%, 07/07/05	1,940	1,940
✚■ M/F Housing Refunding RB (Sage Park) Series 1998A 2.24%, 07/07/05	5,500	5,500
Association of Bay Area Governments		
✚◗■ Bart SFO Extension Bonds (Airport Premium Fare) Series 2002A 1.25%, 07/07/05	9,995	9,995
✚■ COP (Harker School Foundation) Series 1998 2.28%, 07/07/05	4,300	4,300
✚◗■ Lease RB Series 2003A 2.40%, 07/07/05	1,000	1,000
✚■ M/F Housing RB (Artech Building) Series 1999A 2.30%, 07/07/05	3,200	3,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■▲ M/F Housing RB (Crossing Apts) Series 2002A		
2.24%, 07/07/05	55,700	55,700
✚■ M/F Housing RB (Miramar Apts) Series 2000A		
2.24%, 07/07/05	30,000	30,000
✚■ M/F Housing RB (Mountain View Apts) Series 1997A		
2.35%, 07/07/05	6,130	6,130
✚■ M/F Housing RB (Paragon Apts at the Crossing) Series 2005A		
2.27%, 07/07/05	22,000	22,000
✚■ RB (Public Policy Institute of California) Series 2001A		
2.30%, 07/07/05	9,000	9,000
Bay Area Toll Auth		
✚◗■ San Francisco Bay Area Toll Bridge RB Series 2003C		
2.23%, 07/07/05	25,000	25,000
✚◗■❚ San Francisco Bay Area Toll Bridge RB Series D		
2.31%, 07/07/05	10,125	10,125
California		
Economic Recovery Bonds Series 2004A		
✚◗■ 2.28%, 07/07/05	7,995	7,995
✚◗■▲ 2.28%, 07/07/05	25,995	25,995
✚◗■❚ 2.28%, 07/07/05	8,872	8,872
✚◗■ 2.30%, 07/07/05	31,420	31,420
◗■▲ 2.30%, 07/07/05	39,995	39,995
✚◗■ 2.31%, 07/07/05	8,495	8,495
✚◗■❚ 2.31%, 07/07/05	6,700	6,700
◗■ 2.31%, 07/07/05	18,745	18,745
◗■❚ 2.38%, 07/07/05	24,000	24,000
◗■❚▲ 2.38%, 07/07/05	145,000	145,000
✚■ Economic Recovery Bonds Series 2004C-11		
2.15%, 07/07/05	13,615	13,615
✚◗■ Economic Recovery Bonds Series 2004C-14		
2.20%, 07/07/05	14,900	14,900
✚◗■ Economic Recovery Bonds Series 2004C-15		
2.29%, 07/07/05	8,785	8,785
✚◗■ Economic Recovery Bonds Series 2004C-18		
2.22%, 07/07/05	1,000	1,000
◗■ Economic Recovery Bonds Series 2004C-5		
1.67%, 07/01/05	6,220	6,220
✚■ Economic Recovery Bonds Series 2004C-6		
2.15%, 07/01/05	19,900	19,900
GO Bonds		
✚◗■ 2.28%, 07/07/05	7,870	7,870
✚◗■ 2.30%, 07/07/05	16,795	16,795
✚◗■❚ 2.30%, 07/07/05	54,605	54,605
✚◗■ 2.31%, 07/07/05	15,580	15,580
✚◗■❚▲ 2.31%, 07/07/05	94,625	94,625
✚◗■❚ 2.32%, 07/07/05	69,545	69,545
✚◗■❚▲ 2.32%, 07/07/05	38,020	38,020
GO Bonds Series 1999		
✚◗■❚ 2.28%, 07/07/05	10,835	10,835
✚◗■❚ 2.31%, 07/07/05	13,675	13,675
✚■ GO Bonds Series 2003A-1		
2.48%, 07/01/05	3,125	3,125
✚■ GO Bonds Series 2003A-3		
2.30%, 07/01/05	1,300	1,300
✚■ GO Bonds Series 2003B-4		
2.25%, 07/07/05	3,000	3,000
✚■ GO Bonds Series 2003C-3		
2.28%, 07/07/05	35,000	35,000
✚■ GO Bonds Series 2003C-4		
2.27%, 07/07/05	2,400	2,400
✚■ GO Bonds Series 2004A-8		
2.25%, 07/07/05	3,000	3,000
✚■ GO Bonds Series 2004B-6		
2.28%, 07/07/05	21,300	21,300
✚◗■❚ GO Refunding Bonds Series 2005		
2.31%, 07/07/05	16,165	16,165
TECP		
◗ 2.48%, 07/11/05	37,000	37,000
◗ 2.55%, 07/11/05	3,700	3,700
◗ 2.77%, 07/12/05	25,762	25,762
◗ 2.55%, 07/20/05	20,000	20,000
◗ 2.60%, 07/21/05	9,830	9,830
◗ 2.52%, 08/03/05	17,000	17,000
◗ 2.50%, 08/08/05	12,800	12,800
◗ 2.52%, 08/08/05	13,000	13,000
◗ 2.49%, 08/11/05	25,000	25,000
◗ 2.80%, 07/14/05	5,915	5,915
Various Purpose GO Bonds		
✚◗■ 2.30%, 07/07/05	4,810	4,810
✚◗■❚ 2.30%, 07/07/05	11,575	11,575
✚◗■ 2.31%, 07/07/05	7,680	7,680

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Alternative Energy Source Financing Auth		
■ Cogeneration Facility RB Series 1993B 2.25%, 07/07/05	13,360	13,360
California Dept of Water Resources		
Power Supply RB Series 2002A		
✚◗■ 2.30%, 07/07/05	12,835	12,835
✚◗■❚▲ 2.30%, 07/07/05	34,740	34,740
✚◗■ 2.38%, 07/07/05	6,325	6,325
✚■ Power Supply RB Series 2002B-1 2.22%, 07/01/05	2,135	2,135
✚■ Power Supply RB Series 2002B-3 2.15%, 07/01/05	5,400	5,400
✚■ Power Supply RB Series 2002B-4 2.15%, 07/01/05	8,100	8,100
✚■ Power Supply RB Series 2002B-6 2.20%, 07/01/05	700	700
✚■ Power Supply RB Series 2002C-1 2.25%, 07/07/05	35,000	35,000
✚■ Power Supply RB Series 2002C-10 2.45%, 07/07/05	18,040	18,040
✚■ Power Supply RB Series 2002C-11 2.19%, 07/07/05	3,100	3,100
✚■ Power Supply RB Series 2002C-14 2.25%, 07/07/05	2,010	2,010
✚■ Power Supply RB Series 2002C-17 2.35%, 07/07/05	9,000	9,000
✚◗■ Power Supply RB Series 2002C-2 2.25%, 07/07/05	23,800	23,800
✚■ Power Supply RB Series 2002C-4 2.35%, 07/07/05	114,350	114,350
✚◗■ Power Supply RB Series 2002C-7 2.22%, 07/07/05	23,600	23,600
✚◗■❚ Water Refunding RB (Big Bear Lake) Series 1996 2.30%, 07/07/05	8,445	8,445
California Economic Development Financing Auth		
✚■ Airport Facilities RB (Mercury Air Group) Series 1998 2.30%, 07/07/05	13,500	13,500
✚■ IDRB (Calco) Series 1997 2.31%, 07/07/05	480	480
✚■ IDRB (Gaiser Tool Co) Series 1997 2.31%, 07/07/05	1,660	1,660
✚■ IDRB (Lion Raisins) Series 1998 2.30%, 07/07/05	1,055	1,055
California Educational Facilities Auth		
◗■❚ RB (California Institute of Technology) Series 2003A 2.31%, 07/07/05	5,655	5,655
✚■ RB (Chapman University) Series 2000 2.43%, 07/07/05	4,600	4,600
✚■ RB (University of Judaism) Series 1998A 2.30%, 07/07/05	5,200	5,200
✚◗■❚ RB (University of San Francisco) Series 1996 2.28%, 07/07/05	8,995	8,995
◗■❚ RB (University of Southern California) Series 2003C 2.28%, 07/07/05	10,795	10,795
California Health Facilities Financing Auth		
✚◗■ Insured RB (Catholic Healthcare West) Series 1988A 2.53%, 07/07/05	4,200	4,200
✚◗■❚ RB (Kaiser Permanente) Series 1998A 2.31%, 07/07/05	9,995	9,995
California HFA		
✚◗❚ Home Mortgage RB Series 1998J 2.20%, 07/07/05	1,550	1,550

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Home Mortgage RB Series 2000N 2.28%, 07/07/05	29,775	29,775
+▶■ Home Mortgage RB Series 2001J 2.36%, 07/01/05	25,320	25,320
+▶■ Home Mortgage RB Series 2001R 2.38%, 07/01/05	6,600	6,600
+▶■ Home Mortgage RB Series 2002F 2.23%, 07/01/05	58,130	58,130
+▶■ Home Mortgage RB Series 2002J 2.36%, 07/01/05	46,095	46,095
+▶■ Home Mortgage RB Series 2002P 2.40%, 07/07/05	61,000	61,000
+▶■ Home Mortgage RB Series 2003D 2.28%, 07/07/05	13,800	13,800
+▶■ Home Mortgage RB Series 2003H 2.28%, 07/07/05	49,895	49,895
▶■ Home Mortgage RB Series 2003K 2.45%, 07/07/05	60,110	60,110
Home Mortgage RB Series 2003M		
▶■ 2.28%, 07/07/05	34,500	34,500
▶■ 2.23%, 09/28/05	9,220	9,220
▶■ Home Mortgage RB Series 2005A 2.28%, 07/07/05	18,000	18,000
▶■ Home Mortgage RB Series 2005B 2.38%, 07/01/05	53,080	53,080
▶■ M/F Housing RB III Series 2001G 2.40%, 07/07/05	56,720	56,720
▶■ M/F Housing RB III Series 2002A 2.29%, 07/07/05	38,850	38,850
▶■ M/F Housing RB III Series 2002E 2.29%, 07/07/05	45,610	45,610

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ M/F Housing RB III Series 2005B 2.54%, 07/07/05	67,395	67,395
▶■I S/F Mortgage Bonds II Series 1997C-4 2.31%, 07/07/05	950	950
+▶■ S/F Mortgage RB Draw Down Series 2004B-1 2.35%, 07/07/05	30,000	30,000
S/F Mortgage RB Draw Down Series 2004B-2		
+▶■▲ 2.35%, 07/07/05	31,930	31,930
▶■ 2.35%, 07/07/05	23,545	23,545
+▶■ S/F Mortgage RB Series 2004B-1 2.35%, 07/07/05	28,085	28,085
+▶■▲ S/F Mortgage RB Series 2004B-2 2.35%, 07/07/05	52,560	52,560
California Infrastructure & **Economic Development Bank**		
+ Bay Area Toll Bridges Seismic Retrofit Revenue Notes Second Lien CP Series 2005 2.65%, 07/21/05	3,300	3,300
+■ IDRB (American-De Rosa Lamp Arts) Series 1999 2.36%, 07/07/05	4,950	4,950
+■ IDRB (Fairmont Sign Co) Series 2000A 2.45%, 07/07/05	4,250	4,250
+■ IDRB (Lafayette Textile Industries) Series 1999 2.36%, 07/07/05	595	595
+■ IDRB (Nelson Name Plate Co) Series 1999 2.57%, 07/07/05	2,950	2,950
+■ IDRB (Roller Bearing Co) Series 1999 2.55%, 07/07/05	2,400	2,400
+■ RB (Buck Institute For Age Research) Series 2001 2.16%, 07/07/05	8,500	8,500
+■ RB (SRI International) Series 2003A 2.28%, 07/07/05	4,000	4,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Pollution Control Finance Auth		
Pollution Control Refunding RB (PG & E Co) Series 1996A		
+◗■▮ 2.32%, 07/07/05	34,115	34,115
+◗■▮ 2.33%, 07/07/05	10,760	10,760
+■ Pollution Control Refunding RB (PG & E Co) Series 1996F 2.23%, 07/01/05	42,050	42,050
+■ Resource Recovery RB (Sanger) Series 1990A 2.31%, 07/07/05	19,200	19,200
+■ Resource Recovery RB (Wadham Energy) Series 1987B 2.21%, 07/07/05	2,800	2,800
+■ Solid Waste Disposal RB (Ag Resources III) Series 2004 2.36%, 07/07/05	2,790	2,790
+■ Solid Waste Disposal RB (Agrifab) Series 2003 2.36%, 07/07/05	2,900	2,900
+■ Solid Waste Disposal RB (Alameda County Industries) Series 2000A 2.36%, 07/07/05	3,375	3,375
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1995A 2.36%, 07/07/05	8,900	8,900
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1999A 2.36%, 07/07/05	5,700	5,700
+■ Solid Waste Disposal RB (Athens Services) Series 2001A 2.36%, 07/07/05	3,700	3,700
+■ Solid Waste Disposal RB (Atlas Disposal Industries) Series 1999A 2.36%, 07/07/05	3,000	3,000
+■ Solid Waste Disposal RB (BLT Enterprises of Fremont) Series 2005A 2.46%, 07/07/05	7,280	7,280
+■ Solid Waste Disposal RB (BLT Enterprises of Sacramento) Series 1999A 2.36%, 07/07/05	6,500	6,500
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 1999A 2.36%, 07/07/05	4,300	4,300
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 2001A 2.36%, 07/07/05	4,400	4,400
+■ Solid Waste Disposal RB (Burrtec Waste Group) Series 2004 2.36%, 07/07/05	1,985	1,985
+■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B 2.36%, 07/07/05	3,200	3,200
+■ Solid Waste Disposal RB (CR&R Inc) Series 2000A 2.39%, 07/07/05	2,860	2,860
+■ Solid Waste Disposal RB (CR&R Inc) Series 2002A 2.39%, 07/07/05	3,900	3,900
+◗▮ Solid Waste Disposal RB (Cal-San) Series 1996B 2.36%, 07/07/05	1,750	1,750
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2002A 2.36%, 07/07/05	3,570	3,570
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2004A 2.36%, 07/07/05	8,350	8,350
+■ Solid Waste Disposal RB (Cheese & Protein International) Series 2001A 2.33%, 07/07/05	10,000	10,000
+■ Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A 2.36%, 07/07/05	5,845	5,845
+■ Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A 2.36%, 07/07/05	2,000	2,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A 2.36%, 07/07/05	13,950	13,950	+■ Solid Waste Disposal RB (Norcal Waste System) Series 2002A 2.36%, 07/07/05	6,000	6,000
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 2004A 2.36%, 07/07/05	22,200	22,200	+■ Solid Waste Disposal RB (Norcal Waste System) Series 2003A 2.36%, 07/07/05	4,000	4,000
+■ Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp) Series 1998A 2.46%, 07/07/05	7,845	7,845	+■ Solid Waste Disposal RB (Orange Ave Disposal Co) Series 2002A 2.36%, 07/07/05	6,105	6,105
+■ Solid Waste Disposal RB (Federal Disposal Service) Series 2001A 2.41%, 07/07/05	1,950	1,950	+■ Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A 2.36%, 07/07/05	4,045	4,045
+■ Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A 2.36%, 07/07/05	10,900	10,900	+■ Solid Waste Disposal RB (Sanco Services) Series 2002A 2.46%, 07/07/05	3,600	3,600
+■ Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A 2.36%, 07/07/05	1,175	1,175	+■ Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A 2.36%, 07/07/05	5,135	5,135
+■ Solid Waste Disposal RB (Madera Disposal Systems Inc) Series 1998A 2.36%, 07/07/05	1,800	1,800	+■ Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A 2.41%, 07/07/05	2,100	2,100
+■ Solid Waste Disposal RB (Marborg Industries) Series 2000A 2.36%, 07/07/05	4,170	4,170	+■ Solid Waste Disposal RB (Solag Disposal) Series 1997A 2.39%, 07/07/05	2,135	2,135
+■ Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B 2.41%, 07/07/05	3,190	3,190	+■ Solid Waste Disposal RB (Specialty Solid Waste & Recycling) Series 2001A 2.41%, 07/07/05	2,280	2,280
+■ Solid Waste Disposal RB (Mottra Corp) Series 2002A 2.36%, 07/07/05	1,910	1,910	+■ Solid Waste Disposal RB (Talco Plastics) Series 1997A 2.36%, 07/07/05	3,275	3,275
+■ Solid Waste Disposal RB (Napa Recycling & Waste Services) Series 2005A 2.46%, 07/07/05	5,260	5,260	+■ Solid Waste Disposal RB (Tri-CED Community Recycling) Series 1998A 2.36%, 07/07/05	1,465	1,465
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2001 2.36%, 07/07/05	11,015	11,015	+■ Solid Waste Disposal RB (Valley Vista Services) Series 2003A 2.36%, 07/07/05	4,310	4,310

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Solid Waste Disposal RB (West Valley MRF) Series 1997A 2.46%, 07/07/05	3,260	3,260
✚■ Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C 2.41%, 07/07/05	5,420	5,420
✚■ Solid Waste RB (CR&R Inc) Series 1995A 2.39%, 07/07/05	3,160	3,160
✚■ Solid Waste RB (Greenteam of San Jose) Series 1997A 2.36%, 07/07/05	1,280	1,280
California School Cash Reserve Program Auth		
Pool Bonds Series 2004A		
✚▲ 1.60%, 07/06/05	81,000	81,015
✚▲ 1.89%, 07/06/05	12,525	12,527
✚▲ 1.94%, 07/06/05	40,000	40,006
✚▲ Pool Bonds Series 2005A 2.60%, 07/06/06	121,675	123,335
California State Public Works Board		
✚◗■ Dept of Corrections Lease Refunding RB Series 2004E 2.31%, 07/07/05	7,100	7,100
✚◗■▮ Lease RB (University of California) Series 1997C 2.31%, 07/07/05	10,900	10,900
✚◗■▮ Lease RB Series 1999A 2.31%, 07/07/05	9,985	9,985
◗■▮ Lease Revenue (University of California) Series 2005C 2.13%, 07/07/05	26,785	26,785
✚◗■▮ Refunding Lease RB (Dept of Corrections) Series 1993A 2.31%, 07/07/05	3,000	3,000
California State University Institute		
✚ TECP Series A 2.68%, 08/08/05	5,545	5,545
California Statewide Communities Development Auth		
✚◗■▮ 2004 TRAN Series B-1 2.38%, 07/07/05	24,365	24,365
◗■▲ 2004 TRAN Series B-2 2.38%, 07/07/05	50,000	50,000
✚◗■▮ COP (Sutter Health Related Group) 2.31%, 07/07/05	5,000	5,000
✚■ IDRB (Biocol Investments) Series 1997B 2.50%, 07/07/05	1,405	1,405
✚■ IDRB (Cowden Metal Stamping & Tooling) Series 1997A 2.50%, 07/07/05	1,145	1,145
✚■ IDRB (Golden Valley Grape Juice & Wine) Series 1998 2.45%, 07/07/05	630	630
✚■ IDRB (Integrated Rolling Co) Series 1999A 2.57%, 07/07/05	1,600	1,600
✚■ IDRB (RL Group) Series 1998C 2.45%, 07/07/05	1,485	1,485
✚■ M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD 2.24%, 07/07/05	15,100	15,100
✚■ M/F Housing RB (Bay Vista at Meadow Park Apts) Series 2003NN-1 2.27%, 07/07/05	15,000	15,000
✚■ M/F Housing RB (Bay Vista at Meadow Park Apts) Series 2003NN-2 2.27%, 07/07/05	5,000	5,000
✚■ M/F Housing RB (Creekside at Meadow Park Apts) Series 2002HH 2.24%, 07/07/05	10,135	10,135
✚■ M/F Housing RB (Cypress Villa Apts) Series 2000F 2.24%, 07/07/05	4,725	4,725
✚■ M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO 2.27%, 07/07/05	15,090	15,090
✚■ M/F Housing RB (Emerald Gardens Apts) Series 2000E 2.24%, 07/07/05	7,320	7,320
✚■ M/F Housing RB (Fairway Family Apts) Series 2003PP 2.27%, 07/07/05	30,000	30,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Heritage Oaks Apts) Series 2004YY 2.24%, 07/07/05	7,000	7,000
+■ M/F Housing RB (Kimberly Woods Apts) Series 1995B 2.30%, 07/07/05	13,400	13,400
+■ M/F Housing RB (Las Flores Village Apts) Series 2004JJ 2.24%, 07/07/05	13,500	13,500
+■ M/F Housing RB (Laurel Park Senior Apts) Series 2002H 2.30%, 07/07/05	5,500	5,500
+■ M/F Housing RB (Los Padres Apts) Series 2003E 2.24%, 07/07/05	10,750	10,750
+■ M/F Housing RB (Marlin Cove Apts) Series 2000V 2.24%, 07/07/05	8,000	8,000
+■ M/F Housing RB (Oak Center Towers) Series 2005L 2.36%, 07/07/05	11,450	11,450
+■■ M/F Housing RB (Oakmont of Concord) Series 2002Q 2.33%, 07/07/05	25,000	25,000
+■ M/F Housing RB (Park David Senior Apts) Series 1999D 2.24%, 07/07/05	8,220	8,220
+■ M/F Housing RB (Plaza Club Apts) Series 1997A 2.28%, 07/07/05	10,290	10,290
+■ M/F Housing RB (Rancho Santa Fe Village Apts) Series 2004EE 2.35%, 07/07/05	13,000	13,000
+■ M/F Housing RB (Silvercrest Residence) Series 2003EEE 2.30%, 07/07/05	23,130	23,130
+■ M/F Housing RB (The Belmont) Series 2005F 2.24%, 07/07/05	10,500	10,500
+■ M/F Housing RB (The Fountains At Seacliff Apts) Series 2002Y 2.24%, 07/07/05	12,595	12,595
+■ M/F Housing RB (Valley Palms Apts) Series 2002C 2.24%, 07/07/05	12,000	12,000
+■ M/F Housing RB (Victoria Palm Villa Apts) Series 2003VV 2.29%, 07/07/05	34,000	34,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Wilshire Court Apts) Series 2003M 2.24%, 07/07/05	15,000	15,000
+■ M/F Housing RB (Wilshire Court Apts) Series 2004AAA 2.24%, 07/07/05	5,000	5,000
+■ M/F Housing RB (Woodsong Apts) Series 1997B 2.25%, 07/07/05	3,227	3,227
+■ M/F Housing RB (Wyndover Apts) Series 2004LL 2.24%, 07/07/05	9,000	9,000
+■ RB (Elder Care Alliance) Series 2000 2.29%, 07/07/05	12,560	12,560
+■ RB (Gemological Institute) Series 2001 2.22%, 07/07/05	8,910	8,910
+■ RB (Japanese American National Museum) Series 2000A 2.28%, 07/07/05	4,600	4,600
+■ RB (Jewish Federation Council of Greater Los Angeles) Series 2000A 2.36%, 07/07/05	3,600	3,600
■ RB (Kaiser Permanente) Series 2001B 1.75%, 07/05/05	31,500	31,500
RB (Kaiser Permanente) Series 2004K 2.58%, 07/20/05	27,000	27,000
+■ RB (Laurence School) Series 2003 2.30%, 07/07/05	3,950	3,950
+■ RB (National Public Radio) Series 2002 2.28%, 07/07/05	1,365	1,365
+■ RB (Painted Turtle) Series 2003 2.30%, 07/07/05	7,460	7,460
+■ Refunding RB (13th & I Associates) Series 1991 2.50%, 07/07/05	3,905	3,905
◆ TRAN Series 2005A-2 2.62%, 06/30/06	12,500	12,668
◆ TRAN Series 2005A-3 2.62%, 06/30/06	7,500	7,601

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TRAN Series 2005A-4		
◆ 2.62%, 06/30/06	42,500	43,070
2.63%, 06/30/06	27,500	27,866
◆ 2.63%, 06/30/06	19,500	19,760
◆ TRAN Series 2005A-5		
2.62%, 06/30/06	50,000	50,670
Carlsbad		
+■ M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A		
2.29%, 07/07/05	14,400	14,400
Central Unified SD		
+◗■■ GO Refunding Bonds Series 2005		
2.32%, 07/07/05	11,855	11,855
Clovis Unified SD		
◆ 2005 TRAN		
2.74%, 07/05/06	19,000	19,232
Contra Costa Cnty		
+■ M/F Mortgage RB (El Cerrito Royale) Series 1987A		
2.30%, 07/07/05	2,480	2,480
Davis Community Facilities Dist 1992-2		
+■ Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000		
2.28%, 07/07/05	3,100	3,100
Diamond Bar Public Financing Auth		
+■ Lease RB (Community Center) Series 2002A		
2.40%, 07/07/05	5,755	5,755
Dublin Housing Auth		
+■ M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A		
2.28%, 07/07/05	14,900	14,900
East Bay Municipal Utility Dist		
+◗■ Wastewater System Subordinated Refunding RB Series 2005-2		
2.35%, 07/07/05	5,000	5,000
+◗■ Water System Subordinated Refunding RB Series 2005B-3		
2.35%, 07/07/05	5,000	5,000
Water System TECP		
◗ 2.73%, 07/05/05	10,800	10,800
◗ 2.37%, 07/06/05	25,000	25,000
◗ 2.75%, 07/07/05	36,500	36,500
◗ 2.40%, 07/19/05	17,800	17,800
◗ 2.45%, 08/01/05	13,000	13,000
East Side Union High SD		
+◗■■ GO Refunding Bonds Series 2003B		
2.30%, 07/07/05	24,025	24,025
El Cajon Redevelopment Agency		
+■ M/F Housing RB (Park-Mollison & Madison Apts) Series 1998		
2.28%, 07/07/05	4,900	4,900
El Camino Community College Dist		
+◗■■ GO Bonds Series 2003A		
2.31%, 07/07/05	16,100	16,100
Emeryville Redevelopment Agency		
+■ M/F Housing RB (Bay St Apts) Series 2002A		
2.28%, 07/07/05	33,215	33,215
Evergreen Elementary SD		
+◗■■ 2005 GO Refunding Bonds		
2.30%, 07/07/05	16,230	16,230
Fillmore Public Financing Auth		
+■ RB (Central City Redevelopment Area) Series 2003A		
2.32%, 07/07/05	2,585	2,585
Foothill-De Anza Community College Dist		
◗■■ GO Bonds Series A		
2.31%, 07/07/05	9,970	9,970
Fresno IDA		
+■ IDRB (Keiser Corp) Series 1997		
2.36%, 07/07/05	1,500	1,500

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hayward		
+■ M/F Housing RB (Lord Tennyson Apts) Series 2005A		
2.32%, 07/07/05	13,915	13,915
+■ M/F Housing RB (Shorewood Apts) Series 1984A		
2.29%, 07/07/05	12,100	12,100
Hayward Housing Auth		
+■ M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A		
2.54%, 07/07/05	5,255	5,255
Hercules Public Financing Auth		
+■ Lease RB Series 2003A		
2.30%, 07/07/05	7,000	7,000
Hercules Redevelopment Agency		
+■ IDRB (Pro Media) Series 2000A		
2.55%, 07/07/05	2,500	2,500
Huntington Beach		
+■ M/F Housing RB (Five Points Seniors) Series 1991A		
2.28%, 07/07/05	9,500	9,500
Huntington Park Redevelopment Agency		
+■ M/F Housing RB (Casa Rita Apts) Series 1994A		
2.28%, 07/07/05	4,950	4,950
Irvine Assessment Dist No.04-20		
+■ Limited Obligation Improvement Bonds Series A		
2.20%, 07/07/05	24,400	24,400
Irvine Assessment Dist No.87-8		
+■ Limited Obligation Improvement Bonds Series 1999		
2.20%, 07/01/05	200	200
Kern Cnty		
+■ COP Series 1986A		
2.20%, 07/07/05	700	700
La Quinta Financing Auth		
+◗■▮ Local Agency RB Series 2004A		
2.30%, 07/07/05	6,320	6,320
Livermore Redevelopment Agency		
+■ M/F Housing Refunding RB (Livermore Senior Housing Apts) Series 2002A		
2.35%, 07/01/05	4,350	4,350
Long Beach		
+◗■ Harbor Refunding RB Series 2005A		
2.33%, 07/07/05	8,220	8,220
Long Beach Harbor Dept		
+◗■▮ Harbor Refunding RB Series 2005A		
2.33%, 07/07/05	2,560	2,560
Long Beach Harbor Facilities Corp		
+◗■ Harbor RB Series 2002A		
2.26%, 07/07/05	25,210	25,210
Harbor TECP Series A		
◗ 2.88%, 07/08/05	9,000	9,000
◗ 2.50%, 08/04/05	28,750	28,750
Long Beach Housing Auth		
+■ M/F Housing Refunding RB (Channel Point Apts) Series 1998A		
2.20%, 07/07/05	7,000	7,000
Los Angeles		
+◗■ GO Bonds Series 2004A		
2.30%, 07/07/05	9,000	9,000
+◗■▮ GO Refunding Bonds Series 1998A		
2.30%, 07/07/05	4,150	4,150
+■ M/F Housing RB (Beverly Park Apts) Series 1988A		
2.24%, 07/07/05	34,000	34,000
+■ M/F Housing RB (Channel Gateway Apts) Series 1989B		
2.28%, 07/07/05	47,700	47,700
+■ M/F Housing RB (Fountain Park Phase II) Series 2000B		
2.20%, 07/07/05	14,185	14,185
+■ M/F Housing RB (Fountain Park) Series 1999P		
2.20%, 07/07/05	20,000	20,000
+■ M/F Housing RB Series 1985K		
2.32%, 07/07/05	852	852

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ M/F Housing Refunding RB (Tri-City) Series 2001I		
2.20%, 07/07/05	600	600
Wastewater System TECP		
◗▲ 2.37%, 07/11/05	34,000	34,000
◗▲ 2.43%, 07/13/05	51,875	51,875
Los Angeles Airport Dept		
TECP (Los Angeles International Airport) Series A		
✚ 2.75%, 07/07/05	6,700	6,700
Series B		
✚ 2.77%, 07/07/05	6,800	6,800
Los Angeles Cnty		
▲ 2005-06 TRAN Series A		
2.54%, 06/30/06	94,750	96,095
Los Angeles Cnty Capital Asset Leasing Corp		
✚ Lease Revenue TECP		
2.37%, 07/06/05	25,710	25,710
2.85%, 07/07/05	17,860	17,860
2.43%, 07/13/05	21,300	21,300
2.45%, 07/08/05	21,500	21,500
Los Angeles Cnty Metropolitan Transportation Auth		
✚◗■▮ Sales Tax RB Series 1997A		
2.31%, 07/07/05	23,830	23,830
Second Subordinate Sales Tax Revenue TECP Series A		
✚ 2.45%, 07/06/05	35,193	35,193
✚ 2.87%, 07/06/05	26,154	26,154
✚ 2.37%, 07/07/05	20,000	20,000
✚ 2.45%, 07/07/05	25,267	25,267
✚ 2.75%, 07/08/05	18,000	18,000
✚▲ 2.53%, 08/08/05	38,684	38,684
✚◗■▮ Sr Sales Tax RB Series 2001A		
2.31%, 07/07/05	12,600	12,600
✚◗■▮ Sr Sales Tax Refunding RB Series 2001B		
2.31%, 07/07/05	24,750	24,750
Los Angeles Community Redevelopment Agency		
✚■ M/F Housing RB (Metropolitan Lofts Apts) Series 2002A		
2.27%, 07/07/05	17,750	17,750
✚■ M/F Housing RB (Wilshire Station Apt) Series 2003A		
2.35%, 07/01/05	4,300	4,300
Los Angeles Dept of Water & Power		
✚◗■▮ Power System RB Series 2001A		
2.31%, 07/07/05	24,750	24,750
Power System RB Series 2001A-1		
✚◗■▮ 2.31%, 07/07/05	15,000	15,000
◗■ 2.32%, 07/07/05	7,120	7,120
◗■ Power System RB Series 2001B-3		
2.22%, 07/01/05	3,670	3,670
Power System Revenue CP Notes		
◗▲ 2.85%, 07/12/05	40,000	40,000
◗ 2.40%, 08/10/05	4,000	4,000
◗ 2.40%, 09/06/05	8,000	8,000
◗ 2.50%, 09/07/05	35,000	35,000
✚◗■▮ Water System RB Series 2001A		
2.28%, 07/07/05	12,707	12,707
✚◗■▮ Water Works RB Series 1999		
2.31%, 07/07/05	22,090	22,090
Los Angeles Harbor Dept		
◗ TECP Series B		
2.43%, 07/19/05	20,661	20,661
2.63%, 07/01/05	11,282	11,282
2.77%, 07/05/05	10,100	10,100
2.80%, 07/08/05	10,072	10,072
Los Angeles Municipal Improvement Corp		
Lease Revenue TECP Series A-1		
✚ 2.73%, 07/08/05	21,981	21,981
✚ 2.40%, 08/10/05	13,800	13,800
Los Angeles Unified SD		
2004-2005 TRAN Series A		
◗■▲ 2.38%, 07/07/05	59,500	59,500
◗■▮▲ 2.38%, 07/07/05	79,800	79,800
✚◗■ GO Bonds Election of 2002 Series 2003A		
2.31%, 07/07/05	20,810	20,810
✚◗■▮ GO Bonds Series 1999C		
2.31%, 07/07/05	16,400	16,400

See financial notes. 19

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles Wastewater System		
+▶■ RB Series 1998A 2.31%, 07/07/05	17,000	17,000
+▶■ Refunding RB Series 2002A 2.31%, 07/07/05	12,245	12,245
M-S-R Public Power Agency		
+▶■ Subordinate Lien RB (San Juan) Series 1997E 2.20%, 07/07/05	6,500	6,500
Madera Cnty		
+■ Lease RB (Madera Municipal Golf Course Refinancing) Series 1993 2.24%, 07/07/05	3,050	3,050
Martinez		
+■ M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A 2.23%, 07/07/05	6,800	6,800
Mt San Antonio Community College Dist		
+▶■ GO Bonds 2001 Election Series 2004B 2.31%, 07/07/05	13,140	13,140
Mt San Jacinto Winter Park Auth		
+■ COP (Palm Springs Aerial Tramway) Series 1998 2.28%, 07/07/05	3,300	3,300
+■ COP (Palm Springs Aerial Tramway) Series 2000B 2.28%, 07/07/05	2,900	2,900
Oakland		
+▶■ Insured RB (180 Harrison Foundation) Series 1999A 2.31%, 07/07/05	4,500	4,500
Oceanside		
+■ M/F Mortgage RB (Riverview Springs Apts) Series 1990A 2.28%, 07/07/05	11,970	11,970
Orange Cnty		
+■ Apt Development Refunding RB (Villas Aliento) Series 1998E 2.25%, 07/07/05	4,500	4,500
+■ COP (Florence Crittenton Services) Series 1990 2.16%, 07/07/05	4,900	4,900
Orange Cnty Local Transportation Auth		
+ Sales Tax Revenue TECP 2.48%, 08/08/05	30,500	30,500
Orange Cnty Sanitation Dist		
+▶■ COP Series 2003 2.28%, 07/07/05	2,132	2,132
Palo Alto Unified SD		
▶■ GO Bonds Series B 2.31%, 07/07/05	6,000	6,000
Petaluma City (Elementary) SD		
◆ 2005 TRAN 2.58%, 07/06/06	4,020	4,075
Petaluma Community Development Commission		
+■ M/F Housing RB (Oakmont) Series 1996A 2.30%, 07/07/05	3,350	3,350
Pinole Redevelopment Agency		
+■ M/F Housing RB (East Bluff Apts) Series 1998A 2.35%, 07/07/05	4,959	4,959
Pittsburg Redevelopment Agency		
+▶■ Subordinate Tax Allocation Bonds (Los Medanos Community Development) Series 2004A 2.25%, 07/07/05	2,000	2,000
Pleasant Hill		
+■ M/F Mortgage RB (Brookside Apts) Series 1988A 2.20%, 07/07/05	4,300	4,300
Pleasanton		
+■ M/F Housing RB (Busch Senior Housing) Series 2003A 2.24%, 07/07/05	13,360	13,360
Port of Oakland CP Notes Series D		
+ 2.80%, 07/08/05	38,213	38,213
+ 2.35%, 07/12/05	24,000	24,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
RB Series 2000K		
+▶■ 2.33%, 07/07/05	4,690	4,690
+▶■■ 2.33%, 07/07/05	18,370	18,370
+▶■■ 2.36%, 07/07/05	15,000	15,000
Redwood City		
+■ COP (City Hall) Series 1998		
2.30%, 07/07/05	3,070	3,070
Richmond		
+■ M/F Housing RB (Baycliff Apts)		
Series 2004A		
2.24%, 07/07/05	28,800	28,800
Riverside Cnty		
+ Transportation Commission CP		
Notes (Limited Tax Bonds)		
2.80%, 07/08/05	10,904	10,904
Riverside Cnty Housing Auth		
+■ M/F Housing RB (Victoria		
Springs Apts) Series 1989C		
2.28%, 07/07/05	9,000	9,000
+■ M/F Housing Refunding RB		
(Tyler Springs Apts)		
Series 1999C		
2.20%, 07/07/05	8,300	8,300
Roseville Joint Union High SD		
+▶■ COP Series 2003		
2.30%, 07/07/05	5,935	5,935
Sacramento Cnty		
2004 TRAN Series A		
1.65%, 07/11/05	35,000	35,013
+■ Special Facilities Airport RB		
(Cessna Aircraft Co)		
Series 1998		
2.29%, 07/07/05	3,300	3,300
Sacramento Cnty Housing Auth		
+■ M/F Housing RB (Carlton Plaza		
Senior Apts) Series 2003E		
2.33%, 07/07/05	14,000	14,000
+■ M/F Housing RB (Hastings		
Park Apts) Series 2004G		
2.24%, 07/07/05	16,500	16,500
+■ M/F Housing RB (Hidden Oaks		
Apts) Series 1999C		
2.24%, 07/07/05	6,300	6,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing Refunding RB		
(Chesapeake Commons Apts)		
Series 2001C		
2.28%, 07/07/05	28,000	28,000
Sacramento Cnty Sanitation		
Dist Financing Auth		
+▶■■ RB (District #1) Series 2005		
2.28%, 07/07/05	15,580	15,580
▶■■ RB Series 2000A		
2.30%, 07/07/05	6,090	6,090
Sacramento Housing Auth		
+■ M/F Housing RB (Atrium Court		
Apts) Series 2002G		
2.24%, 07/07/05	17,200	17,200
+■ M/F Housing RB (St Anton		
Building Apts) Series 2003I		
2.24%, 07/07/05	8,000	8,000
Sacramento Municipal Utility		
Dist		
+▲ CP Notes Series I		
2.48%, 08/11/05	48,000	48,000
Sacramento Redevelopment		
Agency		
+■ M/F Housing RB (18th & L		
Apts) Series 2002E		
2.24%, 07/07/05	21,075	21,075
Sacramento Unified SD		
2004-05 TRAN		
2.05%, 11/30/05	10,000	10,059
San Bernardino Cnty		
+▶■ COP (Medical Center)		
Series 1998		
2.10%, 07/07/05	2,000	2,000
San Diego Cnty & SD		
TRAN Note Participations		
Series 2004A		
▲ 1.58%, 07/25/05	15,000	15,016
▲ 1.59%, 07/25/05	102,600	102,710
◆ TRAN Note Participations		
Series 2005A		
2.58%, 07/14/06	45,000	45,644
San Diego Housing Auth		
+■ M/F Housing RB (Delta Village		
Apts) Series 2005A		
2.35%, 07/07/05	9,000	9,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Hillside Garden Apts) Series 2004B 2.24%, 07/07/05	13,595	13,595
+■ M/F Mortgage Refunding RB (Creekside Villa Apts) Series 1999B 2.28%, 07/07/05	6,000	6,000
San Diego Unified SD 2004-2005 TRAN Series A 1.59%, 07/25/05	75,000	75,068
◆ 2005-2006 TRAN Series A 2.64%, 07/24/06	60,000	60,844
+▶■ GO Bonds Series 2002D 2.31%, 07/07/05	12,280	12,280
+▶■■ GO Bonds Series 2003E 2.31%, 07/07/05	21,665	21,665
San Francisco Airports Commission +▶■■ Second Series RB Series 18B 2.28%, 07/07/05	16,255	16,255
+▶■■ Second Series RB Series 24A 2.35%, 07/07/05	12,670	12,670
San Francisco City & Cnty +▶■ GO Bonds (Laguna Honda Hospital, 1999) Series 2005D 2.20%, 07/07/05	3,100	3,100
+■ M/F Housing RB (Carter Terrace Apts) Series 2002B 2.34%, 07/07/05	7,000	7,000
+■ M/F Housing Refunding RB (City Heights Apts) Series 1997A 2.30%, 07/07/05	19,800	19,800
San Francisco City & Cnty Housing Auth +■ M/F Housing Refunding RB (Valencia Gardens) Series 2004 2.28%, 07/07/05	20,000	20,000
San Francisco City & Cnty Redevelopment Agency +■ M/F Housing RB (Derek Silva Community) Series 2002D 2.34%, 07/07/05	5,900	5,900
+■ M/F Housing RB (Ocean Beach Apts) Series 2001B 2.33%, 07/07/05	7,135	7,135

Issuer, Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing Refunding RB (Fillmore Center) Series 1992A2 2.31%, 07/07/05	3,750	3,750
San Francisco Cnty Transportation Auth CP Notes Series A & B		
▶ 2.37%, 07/06/05	20,000	20,000
▶ 2.37%, 07/07/05	7,500	7,500
▶ 2.45%, 07/08/05	25,000	25,000
▶ 2.85%, 07/12/05	12,500	12,500
▶ 2.84%, 07/13/05	10,000	10,000
San Francisco Unified SD ▲ 2004 TRAN 2.06%, 12/01/05	37,500	37,722
San Gabriel Valley Council of Governments GAN (Alameda Corridor Transportation)		
+ 2.75%, 07/08/05	12,100	12,100
+ 2.37%, 07/12/05	25,300	25,300
San Joaquin Cnty Transportation Auth + Sales Tax Revenue TECP 2.87%, 07/12/05	7,000	7,000
San Jose +▶■■ GO Bonds (Libraries, Parks & Public Safety) Series 2002 2.28%, 07/07/05	11,223	11,223
+■ M/F Housing RB (Almaden Family Apts) Series 2003D 2.24%, 07/07/05	5,000	5,000
+■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A 2.28%, 07/07/05	20,400	20,400
+■ M/F Housing RB (Betty Anne Gardens Apts) Series 2002A 2.28%, 07/07/05	7,510	7,510
+■ M/F Housing RB (El Paseo Apts) Series 2002B 2.28%, 07/07/05	5,145	5,145
+■ M/F Housing RB (Raintree Apts) Series 2005A 2.34%, 07/07/05	10,500	10,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A 2.24%, 07/07/05	21,500	21,500
San Jose Financing Auth **+▶■** Lease RB (Land Acquisition) Series 2005B 2.30%, 07/07/05	12,845	12,845
San Jose Redevelopment Agency **+■** M/F Housing RB (101 San Fernando Apts) Series 1998A 2.33%, 07/07/05	38,000	38,000
+■ Merged Area Redevelopment Project Subordinate Housing Tax Allocation Bonds Series 2005C 2.30%, 07/07/05	16,575	16,575
+■ Merged Area Redevelopment Project Subordinate Housing Tax Allocation Bonds Series 2005D 2.30%, 07/07/05	10,000	10,000
San Marcos Redevelopment Agency **+■** M/F Housing RB (Grandon Village) Series 2002A 2.35%, 07/07/05	13,500	13,500
Santa Barbara Cnty 2004-2005 TRAN Series A 1.57%, 07/26/05	7,375	7,382
◆ 2005-2006 TRAN Series A 2.64%, 07/25/06	28,500	28,905
Santa Cruz Cnty 2004-2005 TRAN Series A 1.62%, 07/06/05	10,000	10,002
Santa Fe Springs IDA **+■** IDRB (Tri-West) Series 1983 2.85%, 07/30/05	4,000	4,000
Santa Rosa **+■** Wastewater Refunding RB Series 2004A 2.30%, 07/07/05	23,000	23,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Santa Rosa Housing Auth **+■** M/F Housing RB (Quail Run Apts) Series 1997A 2.35%, 07/07/05	8,380	8,380
Sierra Joint Community College Dist **+▶■** School Facilities Improvement Dist No.1 & 2 Election of 2004 GO Bonds Series A 2.30%, 07/07/05	12,460	12,460
South Placer Wastewater Auth **+▶■** Wastewater RB Series B 2.16%, 07/07/05	5,200	5,200
South San Francisco **+■** M/F Housing RB (Magnolia Plaza Apts) Series 1987A 2.31%, 07/07/05	5,500	5,500
Southern California Home Financing Auth **▶■** S/F Mortgage RB Series 2004A 2.29%, 07/07/05	24,800	24,800
▶■ S/F Mortgage RB Series 2004B 2.29%, 07/07/05	15,980	15,980
Southern California Metropolitan Water Dist **▶■I** Water RB Series 1999A 2.31%, 07/07/05	18,500	18,500
▶■ Water RB Series 2000B-3 2.30%, 07/01/05	1,000	1,000
▶■ Water RB Series 2001C-2 2.12%, 07/01/05	23,900	23,900
▶■ Water Refunding RB Series 2001B-1 2.20%, 07/07/05	3,000	3,000
▶■ Water Refunding RB Series 2001B-2 2.50%, 07/07/05	4,900	4,900
▶■ Water Refunding RB Series 2002A 2.22%, 07/07/05	6,255	6,255
▶■ Water Refunding RB Series 2003C-2 2.20%, 07/07/05	36,300	36,300

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■ Water Refunding RB		
Series 2003C-3		
2.21%, 07/07/05	27,910	27,910
Southern California Public Power Auth		
✚◗■▮ San Juan Power Refunding RB (San Juan Unit 3)		
Series 2005A		
2.31%, 07/07/05	6,250	6,250
Stockton		
✚■ Arch Road East Community Facilities Dist No.99-02 Special Tax Bonds		
Series 1999		
2.28%, 07/07/05	1,255	1,255
Sunnyvale		
✚◗■ COP (Government Center Site Acquisition)		
Series 2001A		
2.22%, 07/07/05	6,695	6,695
Sweetwater Union High SD		
✚◗■ Special Tax RB Series 2005A		
2.31%, 07/07/05	8,955	8,955
Union City		
✚■ M/F Housing Refunding RB (Greenhaven Apts)		
Series 1997A		
2.20%, 07/07/05	7,975	7,975
University of California		
General RB Series 2003A		
✚◗■ 2.30%, 07/07/05	9,005	9,005
✚◗■▮ 2.30%, 07/07/05	8,265	8,265
◗■▮ RB (Multiple Purpose) Series K		
2.31%, 07/07/05	19,430	19,430
✚◗■▮ RB (Multiple Purpose) Series O		
2.28%, 07/07/05	7,495	7,495
TECP Series A		
2.52%, 07/21/05	12,545	12,545
2.43%, 07/07/05	13,200	13,200
Val Verde Unified SD		
✚■ COP (Land Bank) Series 2004A		
2.25%, 07/07/05	2,600	2,600
Ventura Cnty		
2004-05 TRAN		
1.60%, 07/01/05	60,000	60,000
◆ 2005-06 TRAN		
2.54%, 07/03/06	50,000	50,716
Victor Valley Community College Dist		
✚■ COP Series 1997		
2.32%, 07/07/05	50,475	50,475
West Sacramento Community Facilities Dist No.6		
✚■ Special Tax Bonds Series 1997A		
2.38%, 07/07/05	780	780
Western Placer Unified SD		
✚■ COP (School Facilities)		
Series 2003		
2.30%, 07/07/05	9,000	9,000
Westminister Redevelopment Agency		
✚◗■ Commercial Redevelopment Project No.1 Tax Allocation Refunding RB Series 1997		
2.30%, 07/07/05	1,500	1,500
✚■ M/F Housing RB (Brookhurst Royale Senior Assisted Living)		
Series 2000A		
2.40%, 07/07/05	7,700	7,700
Westminster		
✚◗■ COP (Civic Center Refunding)		
Series 1998A		
2.30%, 07/07/05	3,175	3,175
		7,311,194

Puerto Rico 2.7%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico		
✚◗■▮ Public Improvement & Refunding Bonds Series 2000		
2.28%, 07/07/05	2,200	2,200
✚◗■▮ Public Improvement Bonds		
Series 2000		
2.28%, 07/07/05	6,800	6,800
✚◗■▮ Public Improvement Bonds		
Series 2001A		
2.31%, 07/07/05	5,335	5,335
✚◗■▮ Public Improvement Bonds		
Series 2001B		
2.30%, 07/07/05	7,295	7,295
✚◗■ Public Improvement Refunding Bonds Series 2002A		
2.38%, 07/07/05	4,995	4,995

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico Electric Power Auth		
✦▶■■ Power RB Series HH		
2.30%, 07/07/05	20,765	20,765
✦▶■■ Power RB Series II		
2.29%, 07/07/05	7,405	7,405
✦▶■■ Power Refunding RB Series SS		
2.30%, 07/07/05	4,045	4,045
Puerto Rico Housing Finance Corp		
✦▶■ Homeownership Mortgage RB		
Series 2000A		
2.31%, 07/07/05	625	625
Puerto Rico Highway & Transportation Auth		
Highway RB Series Y		
✦▶■■ 2.28%, 07/07/05	6,700	6,700
✦▶■ 2.29%, 07/07/05	8,600	8,600
✦▶■■ Highway Refunding RB		
Series AA		
2.29%, 07/07/05	3,995	3,995
✦▶■ Subordinated Transportation RB		
Series 2003		
2.28%, 07/07/05	6,200	6,200
✦▶■ Transportation RB Series 1998A		
2.20%, 07/07/05	2,210	2,210
✦▶■■ Transportation RB Series 2000B		
2.29%, 07/07/05	4,950	4,950
✦▶■ Transportation RB Series G &		
Subordinated RB Series 2003		
2.29%, 07/07/05	9,380	9,380
Puerto Rico Housing Finance Corp		
✦▶■■ Homeownership Mortgage RB		
Series 1998A		
2.35%, 07/07/05	9,900	9,900
✦▶■■ M/F Mortgage RB Portfolio A		
Series I		
2.29%, 07/07/05	8,285	8,285
Puerto Rico Infrastructure Financing Auth		
▶■■ Special Obligation Bonds		
Series 2000A		
2.29%, 07/07/05	20,000	20,000
✦▶■■ Special Tax RB Series 1997A		
2.28%, 07/07/05	3,290	3,290
✦▶■■ Special Tax RB Series 2005A		
2.28%, 07/07/05	12,340	12,340

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦▶■■ Special Tax Refunding RB		
Series 2005C		
2.28%, 07/07/05	26,960	26,960
✦▶■■ Special Tax Refunding RB		
Series 2005C		
2.31%, 07/07/05	1,200	1,200
Puerto Rico Public Buildings Auth		
✦▶■■ Government Facilities RB		
Series B		
2.30%, 07/07/05	10,095	10,095
✦▶■ Refunding RB Series L		
2.29%, 07/07/05	6,545	6,545
		194,870

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$7,506,064
Cash	146,166
Receivables:	
Fund shares sold	17,032
Interest	43,214
Prepaid expenses	+ 28
Total assets	**7,712,504**

Liabilities

Payables:	
Fund shares redeemed	15,957
Investment bought	590,480
Dividends to shareholders	5,309
Investment adviser and administrator fees	134
Transfer agent and shareholder service fees	194
Trustees' fees	3
Accrued expenses	+ 73
Total liabilities	**612,150**

Net Assets

Total assets	7,712,504
Total liabilities	− 612,150
Net assets	**$7,100,354**

Net Assets by Source

Capital received from investors	7,102,491
Net investment income not yet distributed	9
Net realized capital losses	(2,146)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$3,997,884		3,999,615		$1.00
Value Advantage Shares	$3,102,470		3,102,991		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $7,506,064. Includes restricted but deemed liquid securities comprised of 144A securities worth $1,505,629 or 21.2% of the fund's total net assets. During the reporting period, the fund had $905,305 in transactions with other Schwab Funds®.

Federal Tax Data

Cost basis of portfolio	$7,506,064

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$955
2011	508
2012	+ 397
	$1,860

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest	**$74,916**

Net Realized Gains and Losses

Net realized losses on investments sold	(286)

Expenses

Investment adviser and administrator fees		12,314
Transfer agent and shareholder service fees:		
Sweep Shares		9,216
Value Advantage Shares		3,141
Trustees' fees		21
Custodian and portfolio accounting fees		269
Professional fees		27
Registration fees		43
Shareholder reports		51
Other expenses	+	49
Total expenses		25,131
Expense reduction	−	5,395
Net expenses		**19,736**

Increase in Net Assets from Operations

Total investment income		74,916
Net expenses	−	19,736
Net investment income		**55,180**
Net realized losses	+	(286)
Increase in net assets from operations		**$54,894**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $4,781 from the investment adviser (CSIM) and $614 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65
Value Advantage Shares	0.45

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current report are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$55,180	$47,590
Net realized losses +	(286)	(431)
Increase in net assets from operations	**54,894**	**47,159**

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	30,736	24,386
Value Advantage Shares +	24,441	23,164
Total dividends from net investment income	**55,177**	**47,550**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	8,971,695	15,986,392
Value Advantage Shares +	2,200,047	3,464,257
Total shares sold	**11,171,742**	**19,450,649**

Shares Reinvested

Sweep Shares	27,392	23,979
Value Advantage Shares +	19,306	20,603
Total shares reinvested	**46,698**	**44,582**

Shares Redeemed

Sweep Shares	(9,148,628)	(16,031,992)
Value Advantage Shares +	(1,941,639)	(3,720,576)
Total shares redeemed	**(11,090,267)**	**(19,752,568)**
Net transactions in fund shares	**128,173**	**(257,337)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	6,972,464	7,230,192
Total increase or decrease +	127,890	(257,728)
End of period	**$7,100,354**	**$6,972,464**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $9 and $6 at the end of the current and prior period, respectively .

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab California Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance.

The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the California Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain com-

mentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

---

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Taxable Money Funds

Semiannual Report

June 30, 2005

Schwab Government
Money Fund™

Schwab U.S. Treasury
Money Fund™

Schwab Value Advantage
Money Fund®

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the Value Advantage Money fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the Value Advantage Money fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the Government Money and U.S. Treasury Money funds since 1999. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

The Schwab Government Money Fund took advantage of rising short-term interest rates and increased the percentage of variable rate securities in the Fund. The interest rates on these types of securities reset frequently, allowing the Fund's portfolio managers to capture the rise in market rates. Within this environment, we shortened the Fund's weighted average maturity (WAM) to allow its yield to more quickly reflect rising rates. The average maturity peaked at 46 days early in the year, settling in a range of 36 -42 days for the remainder of the period. During this time, we also took advantage of opportunities to extend the WAM when market conditions were favorable, as yields on longer-term securities became more attractive. We increased our position in repurchase agreements (repo) as the spread between agency discount notes and repo widened, providing a favorable yield advantage.

The Schwab U.S. Treasury Money Fund tracked the rising short-term rates, with the 3-month T-bill increasing from 2.25% to 3.11% during the six-month report period. Within this environment, we shortened the Fund's weighted average maturity (WAM) to allow its yield to more quickly reflect rising rates. During the period, we took advantage of opportunities to extend when yields on longer-term securities became more attractive and the WAM peaked at 57 days in April. In general, however, the WAM ranged from the mid 40s to the mid 50s during the report period.

The Schwab Value Advantage Money Fund was positioned for a continued rise in short-term interest rates by adding to our holdings of variable-rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we kept the weighted average maturity (WAM) short, at about 42 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 6/30/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund		
			Investor Shares	Select Shares®	Institutional Shares
Ticker Symbol	SWGXX	SWUXX	SWVXX	SWBXX	SWAXX
Seven-Day Yield[1]	2.43%	2.28%	2.77%	2.87%	2.98%
Seven-Day Yield–No Waiver[2]	2.34%	2.11%	2.66%	2.66%	2.66%
Seven-Day Effective Yield[1]	2.46%	2.31%	2.81%	2.91%	3.02%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund
Weighted Average Maturity	36 days	55 days	41 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1
Minimum Initial Investment[3]			
Sweep Investments™	*	*	n/a
Investor Shares ($15,000 for IRA and custodial accounts)	n/a	n/a	$25,000
Select Shares	n/a	n/a	$1,000,000
Institutional Shares	n/a	n/a	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

3 Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Government Money Fund™				
Actual Return	0.75%	$1,000	$1,009.80	$3.74
Hypothetical 5% Return	0.75%	$1,000	$1,021.08	$3.76
Schwab U.S. Treasury Money Fund™				
Actual Return	0.65%	$1,000	$1,009.20	$3.24
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26
Schwab Value Advantage Money Fund™				
Investor Shares				
Actual Return	0.45%	$1,000	$1,011.40	$2.24
Hypothetical 5% Return	0.45%	$1,000	$1,022.56	$2.26
Select Shares®				
Actual Return	0.35%	$1,000	$1,011.90	$1.75
Hypothetical 5% Return	0.35%	$1,000	$1,023.06	$1.76
Institutional Shares				
Actual Return	0.24%	$1,000	$1,012.50	$1.20
Hypothetical 5% Return	0.24%	$1,000	$1,023.60	$1.20

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Government Money Fund™

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.98[2]	0.65	0.48	1.20	3.63	5.69
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.75[3]	0.75	0.75	0.75	0.75	0.76[4]
Gross operating expenses	0.84[3]	0.83	0.83	0.83	0.84	0.85
Net investment income	1.97[3]	0.64	0.49	1.19	3.52	5.54
Net assets, end of period ($ x 1,000,000)	2,393	2,535	2,838	3,092	3,054	2,509

* Unaudited.
[1] Per share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

◗ Delayed-delivery security

▲ All or a portion of this security are held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
31.9%	**U.S. Government Securities**	**763,427**	**763,427**
25.1%	**Variable-Rate Obligations**	**599,966**	**599,966**
45.4%	**Other Investments**	**1,086,369**	**1,086,369**
102.4%	**Total Investments**	**2,449,762**	**2,449,762**
(2.4)%	**Other Assets and Liabilities**		**(56,621)**
100.0%	**Net Assets**		**2,393,141**

	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	U.S. Government Securities 31.9% of net assets		
	Discount Notes 30.9%		
	Fannie Mae		
	3.03%, 07/01/05	30,000	30,000
	3.07%, 07/01/05	65,000	65,000
	2.75%, 07/06/05	25,000	24,991
	3.02%, 07/06/05	3,966	3,964
	3.00%, 07/20/05	25,000	24,961
	3.03%, 07/22/05	2,000	1,996
	2.84%, 07/27/05	20,000	19,960
	3.14%, 08/01/05	50,000	49,866
	2.88%, 08/03/05	11,689	11,659
	3.17%, 08/24/05	7,500	7,465
	3.07%, 08/31/05	20,000	19,897
◗	3.43%, 10/03/05	29,000	28,742
◗	3.45%, 10/03/05	30,235	29,976
	3.29%, 11/02/05	18,037	17,836
▲	3.40%, 11/23/05	20,000	19,731
▲	3.41%, 11/23/05	15,000	14,797
	3.50%, 12/14/05	15,000	14,762
	Federal Home Loan Bank		
	3.12%, 09/07/05	15,470	15,380
	Freddie Mac		
▲	2.70%, 07/05/05	40,000	39,989
▲	2.71%, 07/05/05	20,000	19,994
▲	2.74%, 07/05/05	7,000	6,998
	2.77%, 07/12/05	20,000	19,983
	2.79%, 07/12/05	45,000	44,962
	3.00%, 07/12/05	6,000	5,995
	3.00%, 08/23/05	20,000	19,913
	3.02%, 08/23/05	11,146	11,097
	3.06%, 08/30/05	6,125	6,094
	3.26%, 10/04/05	20,000	19,831
	3.29%, 10/18/05	21,252	21,044
	3.30%, 10/25/05	20,000	19,791
	3.33%, 11/01/05	4,293	4,245
	3.37%, 11/08/05	26,300	25,986
▲	3.37%, 11/15/05	35,000	34,558
▲	3.38%, 11/15/05	10,000	9,873
	3.41%, 11/22/05	4,162	4,106
	3.43%, 11/29/05	8,302	8,185
	3.50%, 12/13/05	15,000	14,763
			738,390

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Coupon Notes 1.0%		
Fannie Mae		
7.00%, 07/15/05	25,000	**25,037**

Variable-Rate Obligations 25.1% of net assets

	Face Amount ($ x 1,000)	Value ($ x 1,000)
Coupon Notes 25.1%		
Fannie Mae		
2.99%, 07/05/05	30,000	29,995
3.04%, 07/07/05	40,000	39,965
3.05%, 07/07/05	25,000	24,993
3.21%, 07/29/05	50,000	49,996
3.22%, 09/06/05	50,000	49,995
3.25%, 09/09/05	40,000	39,993
Federal Home Loan Bank		
3.02%, 07/05/05	35,000	34,979
3.05%, 07/05/05	60,000	59,992
3.14%, 07/18/05	50,000	49,996
3.22%, 07/26/05	40,000	39,999
3.10%, 08/02/05	40,000	39,974
3.26%, 09/12/05	30,000	29,989
3.12%, 08/10/05	46,000	45,974
Freddie Mac		
3.08%, 07/07/05	64,125	64,126
		599,966

Security	Maturity Amount ($ x 1,000)	

Other Investments 45.4% of net assets

Repurchase Agreements 45.4%

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Securities L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $96,900		
3.05%, issued 05/04/05, due 07/07/05	30,163	30,000
3.10%, issued 05/20/05, due 07/07/05	25,103	25,000
3.21%, issued 06/10/05, due 07/07/05	20,048	20,000
3.25%, issued 06/03/05, due 07/07/05	20,061	20,000
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $181,708		
3.45%, issued 06/30/05, due 07/01/05	128,012	128,000
3.20%, issued 05/23/05, due 07/07/05	25,100	25,000
3.30%, issued 06/08/05, due 07/07/05	25,066	25,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $183,981		
3.40%, issued 06/30/05, due 07/01/05	130,380	130,369
3.18%, issued 06/16/05, due 07/07/05	30,056	30,000
3.25%, issued 06/24/05, due 07/07/05	20,023	20,000
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $130,560		
3.45%, issued 06/30/05, due 07/01/05	128,012	128,000
Morgan Stanley & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $183,600		
3.03%, issued 04/15/05, due 07/07/05	35,245	35,000
3.09%, issued 04/28/05, due 07/07/05	30,180	30,000
3.12%, issued 05/02/05, due 07/07/05	35,200	35,000
3.19%, issued 06/17/05, due 07/07/05	40,071	40,000
3.26%, issued 06/23/05, due 07/07/05	40,051	40,000

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $331,517		
3.07%, issued 05/10/05, due 07/07/05	20,099	20,000
3.14%, issued 05/27/05, due 07/07/05	35,125	35,000
3.16%, issued 06/02/05, due 07/07/05	25,077	25,000
3.17%, issued 05/17/05, due 07/07/05	50,225	50,000
3.21%, issued 05/25/05, due 07/07/05	25,096	25,000
3.25%, issued 05/31/05, due 07/07/05	40,134	40,000
3.25%, issued 06/01/05, due 07/07/05	30,098	30,000
3.27%, issued 06/06/05, due 07/07/05	15,042	15,000
3.30%, issued 06/07/05, due 07/07/05	40,110	40,000
3.32%, issued 06/13/05, due 07/07/05	30,066	30,000
3.51%, issued 06/21/05, due 07/07/05	15,023	15,000
		1,086,369

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,363,393
Repurchase agreements, at value	1,086,369
Interest receivable	+ 4,721
Total assets	**2,454,483**

Liabilities

Payables:	
Dividends to shareholders	2,396
Investments bought	58,719
Investment adviser and administrator fees	55
Transfer agent and shareholder service fees	89
Trustees' fees	3
Accrued expenses	+ 80
Total liabilities	**61,342**

Net Assets

Total assets	2,454,483
Total liabilities	− 61,342
Net assets	**$2,393,141**

Net Assets by Source

Capital received from investors	2,393,700
Net realized capital losses	(559)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$ 2,393,141		2,394,253		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $2,449,762.

Federal Tax Data

Cost basis of portfolio	$2,449,762
As of December 31, 2004:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$226
2006	119
2007	184
2008	13
2010	1
2011	+ 16
	$559

See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$34,127**

Expenses

Investment adviser and administrator fees		4,538
Transfer agent and shareholder service fees		5,643
Trustees' fees		14
Custodian and portfolio accounting fees		104
Professional fees		16
Registration fees		68
Shareholder reports		53
Other expenses	+	20
Total expenses		10,456
Expense reduction	–	1,052
Net expenses		**9,404**

Increase in Net Assets from Operations

Total investment income		34,127
Net expenses	–	9,404
Net investment income		**24,723**
Increase in net assets from operations		**$24,723**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006 to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	1/1/03–12/31/04
Net investment income	$24,723	$17,967
Increase in net assets from operations	**24,723**	**17,967**

Distributions Paid

Dividends from net investment income	**24,723**	**17,967**

Transactions in Fund Shares

Shares sold	4,167,575	8,723,826
Shares reinvested	22,057	17,617
Shares redeemed	+ (4,331,757)	(9,043,706)
Net transactions in fund shares	**(142,125)**	**(302,263)**

Net Assets

Beginning of period	2,535,266	2,837,529
Total decrease	+ (142,125)	(302,263)
End of period	**$2,393,141**	**$2,535,266**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$17,967
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes.

Schwab U.S. Treasury Money Fund™

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.00[1]	0.01	0.04	0.05
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.00)[1]	(0.01)	(0.04)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.92[2]	0.62	0.49	1.15	3.61	5.40
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[3]	0.65	0.65	0.65	0.65	0.66[4]
Gross operating expenses	0.83[3]	0.82	0.82	0.82	0.84	0.85
Net investment income	1.84[3]	0.61	0.49	1.15	3.44	5.27
Net assets, end of period ($ x 1,000,000)	3,460	3,811	4,046	4,323	4,042	2,750

* Unaudited.

[1] Per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% U.S. Government Securities	3,456,183	3,456,183
99.9% Total Investments	3,456,183	3,456,183
0.1% Other Assets and Liabilities		3,510
100.0% Net Assets		3,459,693

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 99.9% of net assets		
Treasury Bills 91.6%		
U.S. Treasury Bills		
2.54%, 07/07/05	10,435	10,431
2.72%, 07/07/05	35,000	34,984
2.74%, 07/07/05	7,850	7,846

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.75%, 07/07/05	50,000	49,977
2.76%, 07/07/05	50,000	49,977
2.78%, 07/07/05	13,020	13,014
2.80%, 07/07/05	21,265	21,255
2.81%, 07/07/05	100,000	99,953
2.82%, 07/07/05	81,675	81,637
2.68%, 07/14/05	92,160	92,071
2.78%, 07/14/05	100,000	99,900
2.75%, 07/21/05	9,500	9,486
2.81%, 07/21/05	40,000	39,938
2.84%, 07/21/05	50,000	49,922
2.86%, 07/21/05	4,545	4,538
2.73%, 07/28/05	75,000	74,847
2.74%, 07/28/05	1,930	1,926
2.84%, 08/04/05	6,905	6,887
2.91%, 08/04/05	57,555	57,398
2.87%, 08/11/05	100,000	99,675
2.91%, 08/11/05	6,160	6,140
2.96%, 08/11/05	71,345	71,107
2.90%, 08/18/05	53,425	53,219
2.91%, 08/18/05	11,080	11,037
2.98%, 08/18/05	40,000	39,843
3.03%, 08/18/05	50,000	49,801
2.95%, 08/25/05	75,000	74,665
2.96%, 08/25/05	150,000	149,328
2.97%, 08/25/05	60,000	59,731
2.99%, 08/25/05	50,000	49,774
3.00%, 08/25/05	50,000	49,774
3.04%, 08/25/05	40,940	40,752
2.92%, 09/01/05	25,000	24,875
2.93%, 09/01/05	50,000	49,750
2.94%, 09/01/05	50,000	49,749
2.96%, 09/01/05	210,000	208,938
2.97%, 09/08/05	57,285	56,962
2.98%, 09/08/05	200,000	198,865
3.00%, 09/15/05	350,000	347,802
3.02%, 09/15/05	30,000	29,812
3.03%, 09/15/05	22,315	22,175
3.05%, 09/15/05	15,000	14,905
2.97%, 09/22/05	200,000	198,641
2.98%, 09/22/05	75,000	74,488
3.09%, 09/22/05	32,230	32,004
3.10%, 09/29/05	225,000	223,269
3.07%, 10/06/05	25,000	24,796
3.15%, 11/03/05	50,000	49,461
		3,167,325

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Treasury Notes 8.3%		
U.S. Treasury Notes		
6.50%, 08/15/05	287,635	**288,858**

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$3,456,183
Cash	2
Interest receivable	7,024
Prepaid expenses	+ 46
Total assets	**3,463,255**

The amortized cost for the fund's securities was $3,456,183.

Liabilities

Payables:	
Dividends to shareholders	3,330
Investment adviser and administrator fees	53
Transfer agent and shareholder service fees	130
Trustees' fees	3
Accrued expenses	+ 46
Total liabilities	**3,562**

Net Assets

Total assets	3,463,255
Total liabilities	− 3,562
Net assets	**$3,459,693**

Net Assets by Source

Capital received from investors	3,460,782
Net realized capital losses	(1,089)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$3,459,693		3,460,846		$1.00

Federal Tax Data

Cost basis of portfolio	$3,456,183

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$62
2006	89
2007	580
2010	66
2011	75
2012	+ 125
	$997

Deferred capital losses	$51

See financial notes. 17

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest		**$45,288**

Net Realized Gains and Losses

Net realized losses on investments sold		**(25)**

Expenses

Investment adviser and administrator fees		6,505
Transfer agent and shareholder service fees		8,172
Trustees' fees		17
Custodian and portfolio accounting fees		142
Professional fees		19
Registration fees		48
Shareholder reports		52
Other expenses	+	32
Total expenses		14,987
Expense reduction	–	3,182
Net expenses		**11,805**

Increase in Net Assets from Operations

Total investment income		45,288
Net expenses	–	11,805
Net investment income		**33,483**
Net realized losses	+	(25)
Increase in net assets from operations		**$33,458**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006 to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$33,483	$25,370
Net realized losses +	(25)	(192)
Increase in net assets from operations	**33,458**	**25,178**

Distributions Paid

Dividends from net investment income	**33,483**	**25,370**

Transactions in Fund Shares

Shares sold	5,925,875	11,353,793
Shares reinvested	29,764	25,007
Shares redeemed +	(6,306,964)	(11,613,375)
Net transactions in fund shares	**(351,325)**	**(234,575)**

Net Assets

Beginning of period	3,811,043	4,045,810
Total decrease +	(351,350)	(234,767)
End of period	**$3,459,693**	**$3,811,043**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$25,370
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Value Advantage Money Fund®

Financial Statements

Financial Highlights

Investor Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.02	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.14[1]	0.98	0.80	1.55	4.05	6.22
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.45[2]	0.45	0.45	0.45	0.43	0.41[3]
Gross operating expenses	0.56[2]	0.56	0.55	0.54	0.56	0.60
Net investment income	2.30[2]	0.97	0.81	1.55	3.92	6.07
Net assets, end of period ($ x 1,000,000)	22,543	23,365	28,860	38,728	44,247	36,319

Select Shares	1/1/05–6/30/05*	1/1/04–12/31/04	2/28/03[4]–12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.01	0.01	0.01
Less distributions:			
Dividends from net investment income	(0.01)	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	1.19[1]	1.09	0.72[1]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.35[2]	0.35	0.35[2]
Gross operating expenses	0.56[2]	0.56	0.55[2]
Net investment income	2.43[2]	1.10	0.83[2]
Net assets, end of period ($ x 1,000,000)	1,559	1,209	1,013

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

[4] Commencement of operations.

Institutional Shares	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	7/1/02[1]–12/31/02
Per-Share Data ($)				
Net asset value at beginning of period	1.00	1.00	1.00	1.00
Income from investment operations:				
Net investment income	0.01	0.01	0.01	0.01
Less distributions:				
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00	1.00
Total return (%)	1.25[2]	1.20	1.01	0.81[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.24[3]	0.24	0.24	0.24[3]
Gross operating expenses	0.56[3]	0.56	0.55	0.55[3]
Net investment income	2.51[3]	1.20	1.00	1.57[3]
Net assets, end of period ($ x 1,000,000)	1,282	1,054	720	521

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
64.5%	Fixed-Rate Obligations	16,376,982	16,376,982
19.7%	Variable-Rate Obligations	4,997,846	4,997,846
16.1%	Other Investments	4,081,902	4,081,902
100.3%	**Total Investments**	**25,456,730**	**25,456,730**
(0.3)%	Other Assets and Liabilities		(73,045)
100.0%	**Net Assets**		**25,383,685**

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 64.5% of net assets		
Commercial Paper & Other Corporate Obligations 33.4%		
AB Spintab		
2.95%, 08/08/05	25,000	24,923
3.25%, 09/22/05	50,000	49,631
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.20%, 09/12/05	50,000	49,681
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
2.95%, 08/10/05	50,000	49,838
3.28%, 08/31/05	40,000	39,780
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
3.09%, 07/06/05	15,000	14,994
3.09%, 07/07/05	164,000	163,915
3.28%, 07/07/05	85,000	84,954
3.19%, 07/21/05	60,000	59,894
3.26%, 07/25/05	11,000	10,976
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.85%, 07/12/05	35,000	34,970
3.60%, 12/13/05	50,000	49,189
3.61%, 12/22/05	43,000	42,263
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
3.29%, 08/02/05	173,000	172,496
3.23%, 08/08/05	28,000	27,905
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
3.18%, 07/14/05	52,000	51,940
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.82%, 07/11/05	32,990	32,965
2.87%, 07/20/05	57,000	56,915
2.87%, 07/22/05	101,055	100,888
2.98%, 08/12/05	148,000	147,492
3.25%, 09/20/05	8,000	7,942
3.39%, 11/16/05	78,826	77,820
3.44%, 11/18/05	57,230	56,478
3.60%, 12/20/05	16,000	15,729
Bank of America Corp.		
3.31%, 10/06/05	60,000	59,473
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
3.28%, 08/30/05	25,000	24,865
◆✚• **Blue Spice, L.L.C., Section 4(2) / 144A**		
3.29%, 07/12/05	17,000	16,983
3.26%, 07/22/05	100,000	99,810

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.13%, 07/22/05	15,000	14,973
3.31%, 09/12/05	25,000	24,833
3.46%, 09/29/05	53,000	52,546
Citigroup Global Markets Holdings, Inc.		
3.17%, 08/02/05	322,000	321,098
3.27%, 09/01/05	190,000	188,940
◆+ **Clipper Receivables Co., Section 4(2) / 144A**		
3.08%, 07/05/05	14,000	13,995
3.09%, 07/05/05	100,000	99,966
3.11%, 07/21/05	32,500	32,444
◆+ **Concord Minutemen Capital Co., Series A**		
Section 3c7 / 144A		
2.78%, 07/06/05	36,000	35,986
2.80%, 07/06/05	30,000	29,989
2.96%, 08/08/05	95,000	94,707
3.01%, 08/18/05	100,000	99,605
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
3.17%, 07/26/05	86,000	85,812
3.30%, 09/07/05	15,000	14,907
3.32%, 09/21/05	54,000	53,598
3.44%, 11/16/05	80,000	78,962
◆ **Dakota CP Notes of Citibank Credit Card Issuance**		
Trust, Section 4(2) / 144A		
3.25%, 07/20/05	200,000	199,658
3.17%, 07/25/05	75,000	74,843
3.17%, 07/26/05	52,000	51,886
3.17%, 07/27/05	224,000	223,491
3.30%, 09/06/05	173,373	172,316
3.30%, 09/07/05	47,000	46,709
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
3.43%, 09/28/05	25,000	24,790
◆+ **Eiffel Funding, LLC., Section 4(2) / 144A**		
3.24%, 08/11/05	15,000	14,945
◆+ **Fairway Finance Co., LLC, Section 4(2) / 144A**		
3.25%, 07/20/05	89,000	88,848
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
3.13%, 07/14/05	51,172	51,114
3.18%, 07/18/05	40,110	40,050
3.19%, 07/19/05	100,000	99,841
3.26%, 07/25/05	110,000	109,762
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
3.09%, 07/20/05	35,000	34,943
3.12%, 07/26/05	33,000	32,929

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.28%, 08/26/05	60,000	59,697
3.43%, 09/26/05	35,000	34,712
General Electric Capital Corp.		
2.86%, 07/21/05	225,000	224,648
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
3.13%, 07/08/05	35,000	34,979
3.18%, 07/13/05	35,000	34,963
3.18%, 07/14/05	24,000	23,973
3.20%, 07/14/05	25,000	24,971
3.23%, 07/15/05	50,000	49,937
3.24%, 07/18/05	55,000	54,916
3.27%, 07/21/05	35,000	34,937
3.24%, 07/22/05	35,000	34,934
◆+ **Grampian Funding, LLC., Section 4(2) / 144A**		
3.43%, 09/28/05	6,000	5,950
3.60%, 12/20/05	62,000	60,951
HSBC U.S.A., Inc.		
3.32%, 08/01/05	13,000	12,963
+ **ING (U.S.) Funding, LLCc**		
3.25%, 07/20/05	10,000	9,983
Irish Life & Permanent, PLC, Section 4(2) / 144A		
3.30%, 09/12/05	39,450	39,188
3.30%, 09/13/05	32,000	31,785
3.45%, 11/10/05	36,500	36,046
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
3.14%, 07/14/05	101,314	101,199
3.29%, 07/14/05	10,015	10,003
3.19%, 07/19/05	100,000	99,841
3.23%, 07/26/05	35,496	35,417
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
2.92%, 07/07/05	14,500	14,493
2.96%, 08/11/05	38,500	38,372
2.96%, 08/16/05	41,000	40,847
3.07%, 08/25/05	35,000	34,838
3.31%, 09/12/05	20,000	19,867
3.35%, 10/03/05	70,000	69,399
3.38%, 11/08/05	10,000	9,880
3.51%, 12/09/05	20,000	19,691
+ **KBC Financial Products International, Ltd.,**		
Section 4(2) / 144A		
3.37%, 10/12/05	50,000	49,526
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
3.26%, 07/25/05	31,287	31,219

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
3.07%, 07/06/05	35,000	34,985
2.96%, 08/08/05	67,000	66,793
2.98%, 08/08/05	24,509	24,433
3.15%, 09/01/05	210,000	208,879
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
3.30%, 07/14/05	8,409	8,399
◆ **Mane Funding Corp., Section 4(2) / 144A**		
3.09%, 07/19/05	49,784	49,708
3.31%, 07/27/05	50,000	49,881
3.43%, 09/21/05	100,000	99,226
3.43%, 09/22/05	61,000	60,522
3.43%, 09/23/05	40,000	39,683
Morgan Stanley		
3.23%, 07/20/05	168,000	167,715
3.25%, 07/26/05	126,000	125,717
◆ **Newcastle Certificates Program, Series 2000A Section 4(2) / 144A**		
3.21%, 07/11/05	50,800	50,755
3.22%, 07/13/05	25,000	24,973
◆+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
3.30%, 07/07/05	50,066	50,038
2.89%, 07/13/05	10,000	9,991
2.96%, 08/08/05	20,295	20,232
◆+ **Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A**		
3.14%, 07/14/05	51,159	51,101
3.26%, 07/22/05	99,000	98,812
3.26%, 07/25/05	105,000	104,773
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
3.30%, 07/12/05	10,000	9,990
3.26%, 07/25/05	94,000	93,796
3.17%, 07/26/05	21,000	20,954
3.20%, 08/01/05	1,500	1,496
+ **San Paolo IMI U.S. Financial Co.**		
3.09%, 07/21/05	23,000	22,961
+ **Santander Central Hispano Finance (Delaware), Inc.**		
2.81%, 07/13/05	55,000	54,949
3.31%, 09/09/05	130,000	129,170
◆+ **Scaldis Capital Ltd., Section 4(2) / 144A**		
3.33%, 09/15/05	37,000	36,744
3.25%, 09/19/05	20,330	20,185
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.81%, 07/01/05	20,000	20,000
3.08%, 07/12/05	63,000	62,941
3.09%, 07/13/05	40,000	39,959
3.46%, 11/21/05	10,000	9,865
Skandinaviska Enskilda Banken AB		
2.81%, 07/12/05	40,000	39,966
3.25%, 09/16/05	35,000	34,761
Societe Generale North America, Inc.		
2.73%, 07/06/05	88,000	87,967
The Goldman Sachs Group, Inc.		
3.47%, 11/21/05	55,000	54,255
◆+ **Thunder Bay Funding, LLC., Section 4(2) / 144A**		
3.09%, 07/07/05	14,247	14,240
◆+ **Ticonderoga Funding, LLC., Section 4(2) / 144A**		
3.26%, 07/22/05	120,385	120,157
◆+ **Triple A-One Funding Corp., Section 4(2) / 144A**		
3.15%, 07/13/05	23,409	23,385
+ **UBS Finance (Delaware) Inc.**		
3.08%, 07/08/05	400,000	399,761
3.11%, 07/14/05	28,000	27,969
+ **Westpac Capital Corp.**		
3.47%, 11/28/05	81,000	79,851
3.46%, 11/29/05	50,000	49,287
+ **Westpac Trust Securities NZ Ltd.**		
3.23%, 08/11/05	7,800	7,771
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
3.37%, 10/27/05	8,000	7,913
◆+ **Windmill Funding Corp., Section 4(2) / 144A**		
3.26%, 07/26/05	9,150	9,129
3.26%, 07/27/05	141,012	140,681
		8,484,039
Certificates of Deposit 27.6%		
Alliance & Leicester, PLC		
3.32%, 10/18/05	38,000	37,962
3.58%, 12/20/05	50,000	50,000
American Express Bank FSB		
3.09%, 07/07/05	45,000	45,000
American Express Centurion Bank		
3.20%, 07/18/05	75,000	75,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.77%, 07/06/05	173,000	173,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of The West		
3.33%, 09/27/05	48,000	48,000
Bank of Tokyo-Mitsubishi, Ltd.		
3.32%, 09/12/05	100,000	100,000
Barclays Bank PLC		
3.20%, 08/08/05	31,000	31,000
3.57%, 12/19/05	100,000	100,000
BNP Paribas		
3.30%, 09/12/05	280,000	280,000
3.43%, 11/08/05	325,000	325,000
3.46%, 11/28/05	163,000	163,000
Calyon		
2.95%, 08/10/05	103,000	103,000
3.40%, 11/10/05	195,000	195,000
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	9,000	9,000
3.11%, 07/14/05	150,000	150,000
Credit Suisse First Boston		
3.15%, 07/29/05	230,000	230,000
3.19%, 08/09/05	28,000	28,000
3.27%, 09/02/05	180,000	180,000
Danske Bank A/S		
3.18%, 07/18/05	370,000	370,000
3.23%, 07/26/05	15,000	15,000
DePfa Bank, PLC		
2.77%, 07/05/05	10,000	10,000
3.11%, 09/01/05	56,000	56,000
Deutsche Bank, AG		
3.31%, 09/16/05	100,000	100,000
Dexia Credit Local		
3.23%, 07/22/05	60,000	60,000
DnB NOR Bank ASA		
3.25%, 09/22/05	20,000	20,000
+ HBOS Treasury Services, PLC		
2.72%, 07/05/05	72,000	72,000
HSBC Bank, PLC		
3.11%, 07/25/05	95,000	95,000
3.03%, 08/22/05	200,000	200,000
HSBC Bank, USA		
3.44%, 11/21/05	40,000	39,996
KBC Bank NV		
3.11%, 07/15/05	152,000	152,000
Landesbank Baden-Wurttemberg		
3.31%, 09/09/05	175,000	175,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Landesbank Hessen-Thuringen Girozentrale		
3.15%, 09/12/05	100,000	100,001
3.45%, 11/14/05	35,000	35,000
Lloyds TSB Bank, PLC		
3.45%, 11/17/05	49,000	48,995
Mizuho Corp. Bank, Ltd.		
3.27%, 07/22/05	96,000	96,000
Nordea Bank Finland, PLC		
2.71%, 07/08/05	50,000	50,000
Royal Bank of Scotland, PLC		
2.17%, 07/01/05	75,000	75,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	80,000	80,000
Societe Generale		
2.95%, 08/09/05	54,000	54,000
3.23%, 09/23/05	100,000	100,000
3.37%, 11/09/05	75,000	75,000
3.51%, 12/15/05	155,000	155,000
3.54%, 12/16/05	80,000	80,000
Svenska Handelsbanken AB		
3.19%, 08/10/05	376,500	376,500
Toronto Dominion Bank		
2.73%, 07/07/05	31,000	31,000
3.44%, 11/09/05	36,000	35,990
3.45%, 11/28/05	191,000	191,000
3.47%, 12/05/05	14,000	14,000
U.S. Bank, N.A.		
3.20%, 09/15/05	125,000	125,000
3.34%, 10/03/05	115,000	115,000
3.32%, 10/11/05	75,000	75,000
3.47%, 11/28/05	154,500	154,500
UBS, AG		
2.71%, 07/08/05	215,000	215,000
Unicredito Italiano SpA		
3.34%, 10/12/05	449,000	449,000
Washington Mutual Bank, FA		
3.32%, 09/19/05	80,000	80,000
3.27%, 09/26/05	39,000	39,000
3.44%, 11/22/05	86,000	86,000
Wells Fargo Bank, N.A.		
3.27%, 07/12/05	364,000	363,999
Wilmington Trust Co.		
2.81%, 07/05/05	25,000	25,000
		7,012,943

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank Notes 2.9%		
Bank of America, N.A.		
2.98%, 08/19/05	200,000	200,000
2.98%, 08/23/05	350,000	350,000
Lasalle National Bank		
3.18%, 08/01/05	180,000	180,000
		730,000
Promissory Notes 0.6%		
• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	30,000	30,000
2.93%, 07/15/05	120,000	120,000
		150,000

Variable-Rate Obligations 19.7% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ **Access Loans for Learning Student Loan Corp.**		
Taxable Student Loan RB Series II-A-6		
3.32%, 07/07/05	27,800	27,800
Bank of New York Co., Inc., 144A		
3.35%, 07/27/05	50,000	50,000
Barclays Bank, PLC		
3.00%, 07/05/05	90,000	89,984
3.13%, 07/11/05	37,000	36,993
3.21%, 07/21/05	10,000	9,998
3.21%, 07/21/05	200,000	199,966
3.26%, 07/29/05	260,000	259,972
Bayerische Landesbank Girozentrale		
3.25%, 07/29/05	75,000	74,992
BNP Paribas		
3.18%, 07/18/05	75,000	74,984
Canadian Imperial Bank of Commerce		
3.28%, 07/15/05	100,000	100,000
✚ **Central Baptist Church of Hixson, Tennessee**		
3.39%, 07/07/05	13,000	13,000
✚ **City of New Britain, Connecticut**		
GO Pension Bonds Series 1998		
3.34%, 07/07/05	40,000	40,000
✚ **Columbus, Georgia Development Authority**		
Taxable RB (Jay Leasing, Inc. Project) Series 1997		
3.36%, 07/07/05	5,700	5,700

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/14/05	145,000	144,984
Fannie Mae		
2.99%, 07/05/05	100,000	99,983
3.21%, 07/29/05	200,000	199,985
Federal Home Loan Bank		
3.05%, 07/05/05	225,000	224,970
• **GE Capital Assurance**		
3.19%, 07/01/05	50,000	50,000
General Electric Capital Corp.		
3.34%, 07/18/05	225,000	225,000
✚ **HBOS Treasury Service, PLC**		
3.09%, 07/05/05	92,000	92,000
3.27%, 07/26/05	82,000	82,000
HSH Nordbank, AG		
3.12%, 07/11/05	168,000	167,989
J.P. Morgan Securities, Inc., 144A		
3.11%, 07/01/05	100,000	100,000
Landesbank Baden-Wurttemberg		
3.22%, 07/22/05	30,000	29,997
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
3.08%, 07/01/05	31,000	30,999
3.23%, 07/19/05	30,000	29,998
3.27%, 07/26/05	50,000	49,999
3.29%, 07/29/05	40,000	39,996
◆✚ **Links Finance, L.L.C., Section 3c7 / 144A**		
3.17%, 07/15/05	127,000	126,989
3.27%, 07/25/05	50,000	49,999
3.30%, 07/26/05	25,000	25,000
✚ **Loanstar Assets Partners II, L.P.**		
3.32%, 07/07/05	25,000	25,000
✚ **Merlot Trust Section 4(2) / 144A**		
Series 2000B		
3.49%, 07/07/05	30,000	30,000
• **Metropolitan Life Insurance Co.**		
3.18%, 07/01/05	100,000	100,000
3.16%, 07/30/05	50,000	50,000
• **Monumental Life Insurance Co.**		
3.18%, 07/01/05	100,000	100,000
3.21%, 07/01/05	10,000	10,000
3.27%, 07/01/05	100,000	100,000
Morgan Stanley		
3.13%, 07/05/05	140,000	140,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ New Jersey Economic Development Authority		
Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A		
3.11%, 07/01/05	17,600	17,600
Norddeutsche Landesbank Girozentrale		
3.10%, 07/05/05	130,000	129,982
3.15%, 07/12/05	20,000	19,999
3.17%, 07/14/05	75,000	74,985
Royal Bank of Canada		
3.20%, 07/11/05	40,000	40,000
Royal Bank of Scotland, PLC		
3.09%, 07/05/05	90,000	89,988
3.09%, 07/06/05	140,000	139,977
3.24%, 07/21/05	20,000	20,000
3.26%, 07/27/05	112,000	111,984
3.36%, 07/29/05	18,000	17,998
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
3.17%, 07/15/05	49,125	49,120
3.20%, 07/15/05	15,000	15,001
3.21%, 07/15/05	20,000	20,000
3.26%, 07/25/05	115,000	114,987
3.26%, 07/25/05	100,000	99,998
3.28%, 08/01/05	15,000	15,000
• The Goldman Sachs Group, Inc.		
3.18%, 07/05/05	102,000	102,000
3.32%, 07/30/05	87,000	87,000
• The Goldman Sachs Group, Inc., 144A		
3.23%, 07/11/05	125,000	125,000
+ Town of Islip, New York IDA, 144A		
Taxable Adjustable Rate IDRB (Nussdorf Associates/Quality King Distributions, Inc. Facility) Series 1992		
3.65%, 07/07/05	1,940	1,940
• Travelers Insurance Co.		
3.16%, 07/01/05	25,000	25,000
3.33%, 07/20/05	100,000	100,000
3.38%, 07/29/05	25,000	25,000
◆+ Wachovia Asset Securitization, Inc., 144A		
Series 2005-HM1A Class AMM		
3.29%, 07/25/05	40,000	40,000
Wells Fargo & Co., 144A		
3.19%, 07/15/05	120,000	120,001
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
3.26%, 07/20/05	42,000	42,010
3.28%, 07/28/05	45,000	44,999
		4,997,846

Security	Maturity Amount ($ x 1,000)	

Other Investments 16.1% of net assets

Repurchase Agreements 16.1%

Bank of America Securities LLC.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,045,500 3.45%, issued 06/30/05, due 07/01/05	1,025,098	1,025,000
Credit Suisse First Boston LLC.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $564,984 3.40%, issued 06/30/05, due 07/01/05	184,920	184,902
3.09%, issued 05/25/05, due 07/07/05	370,362	369,000
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,278,060 3.45%, issued 06/30/05, due 07/01/05	1,253,120	1,253,000
J.P. Morgan Chase & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $357,002 3.44%, issued 06/30/05, due 07/01/05	350,033	350,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Morgan Stanley & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $613,320		
3.40%, issued 06/30/05, due 07/01/05	300,028	300,000
3.45%, issued 06/30/05, due 07/01/05	300,029	300,000
UBS Financial Services, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $306,001		
3.43%, issued 06/30/05, due 07/01/05	300,029	300,000
		4,081,902

End of investments.

Issuer Rate, Acquisition Date Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At June 30, 2005 portfolio holdings included illiquid and/or restricted securities as follows:		
Blue Spice, L.L.C., Section 4(2) / 144A		
3.29%, 06/28/05, 07/12/05	17,000	16,983
3.26%, 06/22/05, 07/22/05	100,000	99,810
		116,793
GE Capital Assurance Co.		
3.19%, 10/01/04, 07/01/05	50,000	**50,000**
Metropolitan Life Insurance Co., 144A		
3.16%, 12/28/00, 07/30/05	50,000	**50,000**
Metropolitan Life Insurance Co.		
3.18%, 02/01/05, 07/01/05	100,000	**100,000**
Monumental Life Insurance Co.		
3.18%, 10/10/96, 07/01/05	100,000	100,000
3.27%, 01/12/00, 07/01/05	100,000	100,000
3.27%, 06/10/93, 07/01/05	10,000	10,000
		210,000
Travelers Insurance Co.		
3.38%, 10/29/04, 07/29/05	25,000	25,000
3.16%, 01/31/05, 07/01/05	25,000	25,000
3.33%, 08/20/04, 07/20/05	100,000	100,000
		150,000
The Goldman Sachs Group, Inc.		
3.18%, 02/03/05, 07/05/05	102,000	102,000
2.85%, 01/06/05, 07/06/05	30,000	30,000
2.93%, 01/19/05, 07/15/05	120,000	120,000
3.32%, 02/22/05, 07/22/05	87,000	87,000
		339,000
The Goldman Sachs Group, Inc., 144A		
3.23%, 07/09/04, 07/11/05	125,000	**125,000**

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$21,374,828
Repurchase agreements, at value	4,081,902
Receivables:	
Fund shares sold	127,384
Interest	54,854
Prepaid expenses	+ 304
Total assets	**25,639,272**

Liabilities

Payables:	
Fund shares redeemed	135,557
Dividends to shareholders	28,777
Investments bought	89,984
Investment adviser and administrator fees	450
Transfer agent and shareholder service fees	423
Trustees' fees	7
Accrued expenses	+ 389
Total liabilities	**255,587**

Net Assets

Total assets	25,639,272
Total liabilities	− 255,587
Net assets	**$25,383,685**

Net Assets by Source

Capital received from investors	25,383,788
Net realized capital losses	(103)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$22,542,705		22,542,916		$1.00
Select Shares	$1,558,706		1,558,706		$1.00
Institional Shares	$1,282,274		1,282,275		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $25,456,730 Includes restricted and/or illiquid securities worth $1,140,793, or 4.5% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $7,598,507 or 29.9% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $25,456,730

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$103

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$353,297**

Expenses

Investment adviser and administrator fees		42,101
Transfer agent and shareholder service fees:		
Investor Shares		25,135
Select Shares		1,608
Institutional Shares		1,477
Trustees' fees		47
Custodian and portfolio accounting fees		1,077
Professional fees		55
Registration fees		339
Shareholder reports		162
Other expenses	+	171
Total expenses		72,172
Expense reduction	–	16,592
Net expenses		**55,580**

Increase in Net Assets from Operations

Total investment income		353,297
Net expenses	–	55,580
Net investment income		**297,717**
Increase in net assets from operations		**$297,717**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets. These fees are paid by Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

Includes $14,452 from the investment adviser (CSIM) and $2,140 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$297,717	$275,461
Increase in net assets from operations	**297,717**	**275,461**

Distributions Paid

Dividends from net investment income		
Investor Shares	263,124	251,075
Select Shares	17,724	12,183
Institutional Shares	+ 16,869	12,203
Total dividends from net investment income	**297,717**	**275,461**

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$275,461
Long-term capital gains	$–

Transactions in Fund Shares

Shares Sold

Investor Shares	10,819,847	18,381,853
Select Shares	1,812,737	2,590,824
Institutional Shares	+ 1,946,809	2,979,806
Total shares sold	**14,579,393**	**23,952,483**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Reinvested

Investor Shares	215,782	229,151
Select Shares	14,209	10,546
Institutional Shares	+ 13,154	10,215
Total shares reinvested	**243,145**	**249,912**

Shares Redeemed

Investor Shares	(11,858,420)	(24,105,952)
Select Shares	(1,477,131)	(2,405,370)
Institutional Shares	+ (1,731,290)	(2,656,903)
Total shares redeemed	**(15,066,841)**	**(29,168,225)**
Net transactions in fund shares	**(244,303)**	**(4,965,830)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	25,627,988	30,593,818
Total decrease	+ (244,303)	(4,965,830)
End of period	**$25,383,685**	**$25,627,988**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab Value Advantage Money Fund offers three share classes: Investor Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. The Schwab Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Government Money Fund, the Schwab U.S. Treasury Money Fund and the Schwab Value Advantage Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the U.S. Treasury Money Fund, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board

also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its manage-

ment of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. With respect to the U.S. Treasury Money Fund, the Board also considered Schwab's agreement that that fund's net operating expenses (excluding interest, taxes and certain non-routine expenses) would not exceed 63 (sixty-three) basis points for the period July 1, 2005 until July 1, 2006. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

39

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

40

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

41

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Advisor Cash Reserves™

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,



Management's Discussion for the six months ended June 30, 2005

Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds by calling your investment manager.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president
of the investment adviser and senior
portfolio manager, has overall
responsibility for the management
of the fund. She joined the firm
in 1990 and has managed money
market funds since 1988.



Mike Neitzke, a portfolio manager,
has day-to-day responsibility for
management of the fund. Prior to
joining the firm in March 2001, he
worked for more than 15 years in
the financial services industry as
a portfolio manager.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open
Market Committee continued to raise short-term interest rates to curb
inflationary pressures, raising rates for the fourth time this year. At the
same time, GDP continued to grow at a healthy pace and the housing
market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending,
kept the economic expansion on a self-sustaining path. Businesses,
unable to continue boosting productivity by restraining hiring, added
new jobs during the six-month report period. Moreover, many leading
indicators, such as the Institute for Supply Management's business
activity surveys, suggested ongoing expansion, while continuing claims
for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued
to spend. In fact, consumer confidence rose to a level not experienced
since before September 11, 2001. With consumers in a spending mode
and consumer spending comprising about 70% of GDP, first quarter GDP
remained strong and retail sales were healthy. In this positive economic
environment, strong labor market conditions remained positive for
domestic consumption.

While high energy prices remained a significant headwind for economic
performance, supply no longer was the issue; demand, especially in
China, drove prices up. At the end of the six-month report period, a
barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth
and stirred inflationary pressures, productivity gains, slow growth in
the money supply and slack in the economy have mostly kept a lid on
core inflation. The productivity gains, coupled with foreign central
banks buying large amounts of U.S. Treasury securities, also helped to
keep long-term interest rates under control. These conditions also
caused the dollar to rally unexpectedly, which took a little bit of pressure
off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed
continued to tighten. It increased short-term interest rates at each of
the four meetings in the first half of 2005, ending the six-month report

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation.

period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

Schwab Advisor Cash Reserves was positioned to take advantage of the strong likelihood that the Federal Reserve would continue to raise short-term interest rates. And, indeed, the Fed did continue to tighten, raising rates four times during the six-month report period. In this economic scenario, we continually added to our variable-rate holdings, increasing our position to 12% during the six-month report period. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. Also, we kept the fund's weighted average maturity (WAM) at approximately 40 days. Maintaining the WAM at this level provided us the flexibility desired to adapt to and respond to changes in interest rates.

Performance and Fund Facts as of 6/30/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Premier Sweep Shares
Ticker Symbol	SWQXX	SWZXX
Seven-Day Yield[1]	2.54%	2.64%
Seven-Day Yield–No Waiver[2]	2.39%	2.39%
Seven-Day Effective Yield[1]	2.57%	2.67%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	42 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Advisor Cash Reserves™				
Sweep Shares				
Actual Return	0.69%	$1,000	$1,010.40	$3.44
Hypothetical 5% Return	0.69%	$1,000	$1,021.37	$3.46
Premier Sweep Shares				
Actual Return	0.59%	$1,000	$1,010.90	$2.94
Hypothetical 5% Return	0.59%	$1,000	$1,021.87	$2.96

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–6/30/05*	8/19/04[1]–12/31/04
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	0.00[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	1.04[3]	0.45[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.69[4]	0.69[4]
Gross operating expenses	0.84[4]	0.85[4]
Net investment income	2.12[4]	1.30[4]
Net assets, end of period ($ x 1,000,000)	1,602	1,271

Premier Sweep Shares	1/1/05–6/30/05*	8/19/04[1]–12/31/04
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	0.00[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	1.09[3]	0.48[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.59[4]	0.59[4]
Gross operating expenses	0.84[4]	0.85[4]
Net investment income	2.22[4]	1.41[4]
Net assets, end of period ($ x 1,000,000)	3,144	2,344

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

◆ Asset-backed security

✚ Credit-enhanced security

• Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
64.5%	Fixed-Rate Obligations	3,060,622	3,060,622
13.0%	Variable-Rate Obligations	619,330	619,330
22.4%	Other Investments	1,063,246	1,063,246
99.9%	Total Investments	4,743,198	4,743,198
0.1%	Other Assets and Liabilities		2,642
100.0%	Net Assets		4,745,840

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 64.5% of net assets		
Commercial Paper & Other Corporate Obligations 40.5%		
AB Spintab		
2.95%, 08/08/05	17,000	16,948
3.23%, 08/11/05	7,063	7,037
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.15%, 09/08/05	2,000	1,988
3.20%, 09/12/05	10,000	9,936
◆ Amstel Funding Corp., Section 4(2) / 144A		
3.20%, 07/20/05	10,000	9,983
2.95%, 08/10/05	6,000	5,981
◆✚ Amsterdam Funding Corp., Section 4(2) / 144A		
3.09%, 07/06/05	10,000	9,996
3.09%, 07/07/05	32,000	31,983
3.11%, 07/12/05	9,000	8,991
3.24%, 07/27/05	20,000	19,953
3.26%, 07/28/05	5,000	4,988
◆✚ Aquinas Funding, L.L.C., Section 4(2) / 144A		
2.85%, 07/12/05	3,000	2,997
3.15%, 09/02/05	5,000	4,973
3.61%, 12/22/05	5,931	5,829
3.62%, 12/22/05	10,000	9,828
◆✚ ASAP Funding Ltd., Section 4(2) / 144A		
3.17%, 07/11/05	10,000	9,991
3.23%, 07/22/05	10,000	9,981
3.23%, 08/09/05	8,000	7,972
3.30%, 08/26/05	10,000	9,949
◆ Atlantis One Funding Corp., Section 4(2) / 144A		
2.82%, 07/11/05	20,000	19,985
2.84%, 07/14/05	7,872	7,864
2.87%, 07/20/05	8,956	8,943
2.87%, 07/22/05	2,154	2,150
2.98%, 08/11/05	6,000	5,980
2.98%, 08/12/05	5,000	4,983
3.15%, 09/15/05	37,000	36,758
3.25%, 09/20/05	4,000	3,971
3.39%, 11/16/05	6,000	5,923
3.44%, 11/18/05	1,000	987
3.60%, 12/20/05	5,000	4,915
Bank of America Corp.		
3.31%, 10/06/05	50,000	49,561

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
3.43%, 09/28/05	13,000	12,891
◆+∙ **Blue Spice, L.L.C., Section 4(2) / 144A**		
3.29%, 07/12/05	13,000	12,987
3.21%, 07/20/05	10,000	9,983
◆ **CC (USA), Inc., Section 3c7 / 144A**		
2.78%, 07/07/05	5,000	4,998
3.13%, 07/22/05	15,000	14,973
+ **Citigroup Funding, Inc.**		
3.11%, 07/01/05	45,000	45,000
3.21%, 07/22/05	17,000	16,968
Citigroup Global Markets Holdings, Inc.		
3.17%, 08/02/05	10,000	9,972
3.27%, 09/01/05	25,000	24,861
◆+ **Clipper Receivables Co., Section 4(2) / 144A**		
3.14%, 07/11/05	4,552	4,548
3.19%, 07/18/05	20,000	19,970
3.11%, 07/21/05	2,000	1,997
◆+ **Concord Minutemen Capital Co., Series A, Section 3c7 / 144A**		
2.80%, 07/06/05	7,000	6,997
2.81%, 07/06/05	3,000	2,999
2.83%, 07/06/05	22,820	22,811
3.01%, 08/18/05	19,923	19,844
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
3.09%, 07/12/05	1,000	999
3.09%, 07/19/05	20,000	19,969
2.95%, 08/08/05	1,509	1,504
3.32%, 09/21/05	35,000	34,739
3.44%, 11/16/05	5,000	4,935
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
3.14%, 07/12/05	5,469	5,464
3.17%, 07/25/05	20,500	20,457
3.17%, 07/26/05	12,000	11,974
3.17%, 07/27/05	13,000	12,970
3.26%, 07/28/05	17,100	17,058
3.30%, 09/06/05	25,000	24,848
3.30%, 09/07/05	50,000	49,691
+ **Danske Corp.**		
3.20%, 08/05/05	1,000	997
DnB NOR Bank ASA		
3.09%, 07/14/05	1,700	1,698
3.43%, 09/23/05	4,600	4,564

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
2.82%, 07/15/05	5,000	4,995
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
3.08%, 07/07/05	2,000	1,999
3.09%, 07/07/05	6,200	6,197
3.26%, 07/21/05	2,000	1,996
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
3.09%, 07/14/05	8,360	8,351
3.17%, 07/27/05	26,000	25,941
2.96%, 07/28/05	5,000	4,989
3.23%, 09/12/05	3,000	2,981
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
3.18%, 07/18/05	20,000	19,970
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
3.05%, 07/01/05	10,000	10,000
3.07%, 07/11/05	10,000	9,992
3.09%, 07/20/05	5,000	4,992
3.12%, 07/26/05	7,000	6,985
3.44%, 09/27/05	17,000	16,858
General Electric Capital Corp.		
2.86%, 07/21/05	50,000	49,922
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
3.24%, 07/22/05	10,000	9,981
3.29%, 07/28/05	10,000	9,975
3.32%, 08/01/05	35,000	34,900
◆+ **Grampian Funding, LLC., Section 4(2) / 144A**		
3.60%, 12/20/05	9,000	8,848
+ **HBOS Treasury Services, PLC**		
3.09%, 07/21/05	1,000	998
3.17%, 07/28/05	10,000	9,976
3.20%, 08/03/05	2,100	2,094
HSBC U.S.A., Inc.		
3.32%, 08/01/05	10,000	9,972
Irish Life & Permanent, PLC, Section 4(2) / 144A		
3.29%, 09/07/05	10,000	9,938
3.30%, 09/13/05	2,000	1,987
3.45%, 11/10/05	10,000	9,876
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
3.23%, 08/12/05	1,900	1,893
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
3.14%, 07/11/05	3,222	3,219
3.16%, 07/18/05	53,000	52,921
3.19%, 07/19/05	10,382	10,365
3.26%, 07/25/05	2,000	1,996
3.23%, 07/26/05	15,000	14,966

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.84%, 07/15/05	5,000	4,995
3.30%, 09/06/05	3,800	3,777
3.38%, 11/08/05	7,400	7,311
3.51%, 12/09/05	30,000	29,537
✚ KBC Financial Products International, Ltd., Section 4(2) / 144A		
3.37%, 10/12/05	37,000	36,650
◆✚ Kitty Hawk Funding Corp., Section 4(2) / 144A		
3.26%, 07/25/05	5,000	4,989
3.25%, 09/20/05	3,841	3,813
◆✚ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
3.07%, 07/06/05	7,000	6,997
3.09%, 07/14/05	4,000	3,996
2.86%, 07/18/05	11,364	11,349
2.88%, 07/25/05	19,000	18,964
2.96%, 08/08/05	2,000	1,994
2.98%, 08/08/05	2,000	1,994
3.22%, 08/08/05	2,000	1,993
3.15%, 09/01/05	10,000	9,947
◆ Mane Funding Corp., Section 4(2) / 144A		
3.43%, 09/22/05	39,000	38,694
3.44%, 09/27/05	18,000	17,850
Morgan Stanley		
3.15%, 07/19/05	12,000	11,981
3.19%, 07/20/05	16,000	15,973
3.23%, 07/20/05	25,000	24,958
3.45%, 11/14/05	10,000	9,872
◆ Newcastle Certificates Program, Series 2000A Section 4(2) / 144A		
3.21%, 07/11/05	13,000	12,988
3.23%, 07/13/05	1,000	999
◆✚ Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
3.26%, 07/25/05	10,000	9,978
3.23%, 07/26/05	20,000	19,955
◆ Park Granada, L.L.C., Section 4(2) / 144A		
3.26%, 07/25/05	5,000	4,989
3.17%, 07/26/05	14,111	14,080
◆✚ Preferred Receivables Funding Corp., Section 4(2) / 144A		
3.13%, 07/14/05	20,000	19,977
3.14%, 07/15/05	20,000	19,976

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rabobank USA Funding Corp.		
3.19%, 07/26/05	1,000	998
◆✚ Ranger Funding Co. L.L.C., Section 4(2) / 144A		
3.19%, 07/19/05	32,603	32,551
✚ San Paolo IMI U.S. Financial Co.		
3.09%, 07/21/05	27,000	26,954
✚ Santander Central Hispano Finance (Delaware), Inc.		
2.81%, 07/13/05	10,000	9,991
3.31%, 09/09/05	10,000	9,936
◆✚ Scaldis Capital Ltd., Section 4(2) / 144A		
2.86%, 07/15/05	33,000	32,964
3.44%, 09/26/05	18,000	17,852
◆✚ Sigma Finance, Inc., Section 3c7 / 144A		
2.81%, 07/01/05	3,000	3,000
3.08%, 07/12/05	28,000	27,974
3.09%, 07/13/05	5,000	4,995
3.15%, 09/02/05	10,000	9,946
3.46%, 11/21/05	5,000	4,932
Skandinaviska Enskilda Banken AB		
3.25%, 09/16/05	5,000	4,966
Societe Generale North America, Inc.		
2.73%, 07/06/05	9,500	9,496
The Goldman Sachs Group, Inc.		
3.47%, 11/21/05	30,000	29,594
◆✚ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
3.09%, 07/15/05	3,000	2,996
3.26%, 07/27/05	10,415	10,391
◆✚ Ticonderoga Funding, LLC, Section 4(2) / 144A		
3.26%, 07/22/05	5,000	4,991
◆✚ Triple A-One Funding Corp., Section 4(2) / 144A		
3.15%, 07/13/05	27,000	26,972
✚ UBS Finance (Delaware) Inc.		
3.08%, 07/08/05	25,000	24,985
3.11%, 07/14/05	36,000	35,960
3.09%, 07/22/05	1,500	1,497
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.96%, 08/01/05	20,343	20,292
3.37%, 10/27/05	8,980	8,883
◆✚ Windmill Funding Corp., Section 4(2) / 144A		
3.09%, 07/08/05	3,060	3,058
3.13%, 07/12/05	25,000	24,976
◆✚ Yorktown Capital, L.L.C., Section 4(2) / 144A		
3.23%, 07/22/05	2,348	2,344
		1,919,133

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 22.9%		
Alliance & Leicester, PLC		
3.58%, 12/20/05	20,000	20,000
American Express Bank FSB		
3.09%, 07/07/05	10,500	10,500
Banco Bilbao Vizcaya Argentaria S.A.		
2.77%, 07/06/05	3,000	3,000
Bank of The West		
3.33%, 09/27/05	2,000	2,000
Barclays Bank, PLC		
2.97%, 08/11/05	50,000	50,000
BNP Paribas		
3.30%, 09/12/05	18,000	18,000
3.43%, 11/08/05	40,000	40,000
3.46%, 11/28/05	105,000	105,000
Calyon		
2.95%, 08/10/05	1,000	1,000
3.37%, 11/09/05	20,000	20,000
3.40%, 11/10/05	35,000	35,000
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	30,000	30,000
Citibank, N.A.		
3.27%, 08/31/05	50,000	50,000
Credit Suisse First Boston		
3.15%, 07/29/05	30,000	30,000
3.19%, 08/09/05	54,000	54,000
Danske Bank A/S		
3.23%, 07/26/05	10,000	10,000
Deutsche Bank, AG		
3.31%, 09/16/05	25,000	25,000
+ HBOS Treasury Services, PLC		
2.72%, 07/05/05	15,000	15,000
HSBC Bank, PLC		
3.11%, 07/25/05	20,000	20,000
3.03%, 08/22/05	35,000	35,000
HSBC Bank, USA		
3.44%, 11/21/05	5,000	5,000
KBC Bank NV		
3.14%, 07/15/05	2,000	2,000
Landesbank Hessen-Thuringen Girozentrale		
3.15%, 09/12/05	10,000	10,000
3.45%, 11/14/05	15,000	15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lloyds TSB Bank, PLC		
3.45%, 11/17/05	50,000	49,995
Mizuho Corp. Bank, Ltd.		
3.27%, 07/22/05	4,000	4,000
3.21%, 08/08/05	15,000	15,000
Royal Bank of Scotland, PLC		
3.25%, 07/28/05	25,000	25,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	17,000	17,000
Societe Generale		
2.95%, 08/09/05	6,000	6,000
3.23%, 09/23/05	10,000	10,000
3.37%, 11/09/05	5,000	5,000
3.51%, 12/15/05	45,000	45,000
3.54%, 12/16/05	15,000	15,000
Svenska Handelsbanken AB		
3.19%, 08/10/05	55,000	55,000
Toronto Dominion Bank		
2.73%, 07/07/05	5,000	5,000
3.44%, 11/09/05	20,000	19,994
3.45%, 11/28/05	23,000	23,000
U.S. Bank, N.A.		
3.20%, 09/15/05	5,000	5,000
3.34%, 10/03/05	25,000	25,000
3.32%, 10/11/05	7,000	7,000
3.45%, 11/18/05	10,000	10,000
UBS, AG		
2.71%, 07/08/05	22,000	22,000
Unicredito Italiano SpA		
3.34%, 10/12/05	43,000	43,000
3.42%, 11/02/05	30,000	30,000
Washington Mutual Bank, FA		
3.25%, 09/23/05	20,000	20,000
3.27%, 09/26/05	6,000	6,000
3.44%, 11/22/05	13,000	13,000
Wilmington Trust Co.		
2.81%, 07/05/05	5,000	5,000
		1,086,489
Bank Notes 0.6%		
Bank of America, N.A.		
2.98%, 08/19/05	5,000	5,000
2.98%, 08/23/05	25,000	25,000
		30,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Promissory Notes 0.5%		
• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	10,000	10,000
2.93%, 07/15/05	15,000	15,000
		25,000
Variable-Rate Obligations 13.0% of net assets		
Barclays Bank, PLC		
3.13%, 07/11/05	25,000	24,996
3.15%, 07/18/05	50,000	49,983
3.18%, 07/18/05	13,000	12,998
3.21%, 07/21/05	5,000	4,999
Bayerische Landesbank Girozentrale		
3.25%, 08/01/05	25,000	24,997
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/14/05	19,000	18,998
BNP Paribas		
3.18%, 07/18/05	4,000	3,999
+ **Breckenridge Terrace L.L.C.**		
3.39%, 07/07/05	1,000	1,000
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.27%, 07/22/05	45,000	44,998
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/11/05	7,500	7,500
3.17%, 07/14/05	20,000	19,998
+ **Eagle County, Colorado Housing Facilities Revenue Bond**		
(The Tarnes at BC LLC Project B) Series 1999		
3.39%, 07/07/05	2,000	2,000
+ **HBOS Treasury Service, PLC**		
3.09%, 07/05/05	22,000	22,000
3.27%, 07/26/05	7,000	7,000
HSH Nordbank, AG		
3.12%, 07/11/05	44,000	43,997
Landesbank Baden-Wurttemberg		
3.10%, 07/07/05	15,000	14,998
3.15%, 07/13/05	15,000	14,999
3.22%, 07/22/05	20,000	19,998

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
3.08%, 07/01/05	19,000	18,999
3.27%, 07/27/05	5,000	5,000
3.45%, 07/29/05	3,000	3,000
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
3.17%, 07/15/05	16,000	15,999
Morgan Stanley		
3.13%, 07/05/05	20,000	20,000
Norddeutsche Landesbank Girozentrale		
3.10%, 07/07/05	40,000	39,995
3.17%, 07/14/05	4,000	3,999
Royal Bank of Scotland, PLC		
3.24%, 07/21/05	20,000	20,000
3.26%, 07/27/05	15,000	14,998
3.36%, 07/29/05	25,000	24,997
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/15/05	51,000	50,995
3.27%, 07/25/05	6,000	5,999
+ **Tenderfoot Seasonal Housing, L.L.C.**		
Series B		
3.39%, 07/07/05	2,885	2,885
• **The Goldman Sachs Group, Inc.**		
3.18%, 07/05/05	23,000	23,000
3.32%, 07/22/05	5,000	5,000
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
3.26%, 07/20/05	25,000	25,006
		619,330

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 22.4% of net assets

Repurchase Agreements 22.4%

Bank of America Securities L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $510,000

3.45%, issued 06/30/05, due 07/01/05	475,046	475,000
3.30%, issued 06/28/05, due 07/05/05	25,016	25,000

Bear Stearns & Co., Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $51,036

3.21%, issued 06/23/05, due 07/07/05	50,062	50,000

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $115,512

3.40%, issued 06/30/05, due 07/01/05	113,257	113,246

Morgan Stanley & Co., Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $408,743

3.40%, issued 06/30/05, due 07/01/05	200,019	200,000
3.45%, issued 06/30/05, due 07/01/05	200,019	200,000
		1,063,246

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At June 30, 2005, portfolio holdings included illiquid and/or restricted securities as follows:

Blue Spice, L.L.C., Section 4(2) / 144A

3.29%, 06/28/05, 07/12/05	13,000	12,987
3.21%, 06/16/05, 07/20/05	10,000	9,983
		22,970

The Goldman Sachs Group, Inc.

3.18%, 02/03/05, 07/05/05	23,000	23,000
2.85%, 01/06/05, 07/06/05	10,000	10,000
2.93%, 01/19/05, 07/15/05	15,000	15,000
3.32%, 02/22/05, 07/22/05	5,000	5,000
		53,000

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$3,679,952
Repurchase agreements, at value		1,063,246
Receivables:		
Interest		7,349
Prepaid expenses	+	1,032
Total assets		**4,751,579**

Liabilities

Payables:		
Dividends to shareholders		5,075
Investment adviser and administrator fees		80
Transfer agent and shareholder service fees		151
Trustees' fees		25
Accrued expenses	+	408
Total liabilities		**5,739**

Net Assets

Total assets		4,751,579
Total liabilities	–	5,739
Net assets		**$4,745,840**

Net Assets by Source

Capital received from investors	4,745,840

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,601,957		1,601,957		$1.00
Premier Sweep Shares	$3,143,883		3,143,883		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $4,743,198. Includes restricted and/or illiquid securities worth $75,970, or 1.6% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $1,616,926 or 34.1% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$4,743,198

 See financial notes.

Statement of
Operations

From January 1, 2005 through June 30, 2005; unaudited.
All numbers x 1,000.

Investment Income

Interest	**$62,811**

Expenses

Investment adviser and administrator fees		7,972
Transfer agent and shareholder service fees:		
Sweep Shares		3,398
Premier Sweep Shares		6,660
Trustees' fees		20
Custodian and portfolio accounting fees		208
Professional fees		21
Registration fees		149
Shareholder reports		301
Other expenses	+	5
Total expenses		18,734
Expense reduction	−	4,791
Net expenses		**13,943**

Increase in Net Assets from Operations

Total investment income		62,811
Net expenses	−	13,943
Net investment income		48,868
Increase in net assets from operations		**$48,868**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $3,311 from the investment adviser (CSIM) and $1,480 from from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.69
Premier Sweep Shares	0.59

This limit excludes interest, taxes and certain non-routine expenses.

Statement of
Changes in Net Assets

For the current and prior report period. The fund commenced operations on August 19, 2004. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	8/19/04–12/31/04
Net investment income	$48,868	$12,474
Increase in net assets from operations	**48,868**	**12,474**

Distributions Paid

Dividends from net investment income		
Sweep Shares	16,014	4,518
Premier Sweep Shares	+ 32,854	7,956
Total dividends from net investment income	**48,868**	**12,474**

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$12,474
Long-term capital gains	$—

Transactions in Fund Shares

Shares Sold		
Sweep Shares	4,409,993	3,294,040
Premier Sweep Shares	+ 10,341,794	6,173,729
Total shares sold	**14,751,787**	**9,467,769**
Shares Reinvested		
Sweep Shares	14,121	4,349
Premier Sweep Shares	+ 28,993	7,749
Total shares reinvested	**43,114**	**12,098**
Shares Redeemed		
Sweep Shares	(4,093,215)	(2,027,331)
Premier Sweep Shares	+ (9,570,707)	(3,837,675)
Total shares redeemed	**(13,663,922)**	**(5,865,006)**
Net transactions in fund shares	**1,130,979**	**3,614,861**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	3,614,861	–
Total increase	+ 1,130,979	3,614,861
End of period	**$4,745,840**	**$3,614,861**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers two share classes: Sweep Shares and Premier Sweep Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves
Schwab Government Cash Reserves

17

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amount that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Advisor Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance.

The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded,

21

within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.
[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Cash Reserves

Semiannual Report
June 30, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I have always believed that it's important to make sure that your cash is earning income between long-term investments by putting the money into a money market fund. While no investment is risk-free, money market funds carry, perhaps, the least amount of risk, as they generally are not as volatile as stocks or stock mutual funds. Money funds are good choices for investors who want to mitigate the potential fluctuations that may occur in their mostly stock portfolios.

At Schwab, we offer a range of money funds with distinct investment strategies. Our municipal money funds, for example, may be beneficial for those of you in the higher tax brackets. We also offer money funds for those interested in the added protection provided by a portfolio of U.S. government securities. In addition, several of the Schwab money funds offer share classes that carry lower expenses in exchange for higher investment minimums.

Now, as a result of the Federal Reserve having raised short-term interest rates eight times in the past 12 months (four during the six-month period covered in this report), yields on money market mutual funds are more attractive than they have been in many years. Not only that, but it's likely that the Fed will raise these rates again this year. Based on this expectation, we anticipate that the yields on money market funds will continue to move upwards over the next few months.

On behalf of Schwab Funds, I want to thank you for investing with us and remind you that our commitment to our shareholders will never waver.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

On July 1, 2005, Schwab Funds launched the Schwab Target Funds™, a suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime. With a single investment in a Schwab Target Fund, you can avoid a common investment mistake—failing to adjust your portfolio over time.

The funds are designed to provide shareholders with investment management, asset allocation and ongoing re-allocation over time. You simply choose the fund that most closely matches the date of your retirement and our experienced portfolio managers will do the rest. They will rebalance four of the five funds from more aggressive to more conservative as you get closer to your retirement date. The fifth fund is designed to help generate income and additional growth after you've retired. It also is a good choice for investors already enjoying their retirement.

These no-load funds are a good value, as the funds have access to the lowest-priced eligible share class on the underlying Schwab affiliate funds. And because the funds invest in groups of other Schwab affiliate funds, they provide an additional layer of diversification.

At Schwab, we believe that having an asset-allocation plan that fits your retirement goals, time frame and tolerance for risk is a key element in meeting your long-term investment goals. The Schwab Target Funds are designed to help you do this. I encourage you to learn more about these funds at www.schwab.com/target, or call Schwab.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

2   Schwab Cash Reserves



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation.

on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

Schwab Cash Reserves was positioned to take advantage of the strong likelihood that the Federal Reserve would continue to raise short-term interest rates. And, indeed, the Fed did continue to tighten, raising rates four times during the six-month report period. In this economic scenario, we continually added to our variable-rate holdings, increasing our position to 16% during the six-month report period. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. Also, we kept the fund's weighted average maturity (WAM) at approximately 40 days. Maintaining the WAM at this level provided us the flexibility desired to adapt to and respond to expected changes in interest rates.

Performance and Fund Facts as of 6/30/05

Ticker Symbol: SWSXX

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	2.54%
Seven-Day Yield–No Waiver[2]	2.25%
Seven-Day Effective Yield[1]	2.57%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	39 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Cash Reserves				
Actual Return	0.69%	$1,000	$1,010.40	$3.44
Hypothetical 5% Return	0.69%	$1,000	$1,021.37	$3.46

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	8/12/04[1]– 12/31/04
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	0.00[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	1.04[3]	0.46[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.69[4]	0.69[4]
Gross operating expenses	0.98[4]	1.05[4]
Net investment income	2.15[4]	1.24[4]
Net assets, end of period ($ x 1,000,000)	223	140

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of June 30, 2005; unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆ Asset-backed security

✚ Credit-enhanced security

• Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
71.9%	Fixed-Rate Obligations	160,484	160,484
17.0%	Variable-Rate Obligations	37,995	37,995
11.1%	Repurchase Agreements	24,790	24,790
100.0%	**Total Investments**	**223,269**	**223,269**
0.0%	Other Assets and Liabilities		77
100.0%	**Net Assets**		**223,346**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 71.9% of net assets		
Commercial Paper & Other Corporate Obligations 43.4%		
AB Spintab		
3.23%, 08/11/05	2,000	1,993
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
3.09%, 07/07/05	3,000	2,998
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
3.23%, 08/09/05	1,000	996
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
3.18%, 07/14/05	1,000	999
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.82%, 07/11/05	1,000	999
3.25%, 09/20/05	2,000	1,986
3.44%, 11/18/05	2,000	1,974
◆✚ **Barton Capital Corp., Section 4(2) / 144A**		
3.16%, 07/14/05	1,000	999
◆✚• **Blue Spice, L.L.C., Section 4(2) / 144A**		
3.21%, 07/20/05	1,000	998
✚ **Citigroup Funding, Inc.**		
3.11%, 07/01/05	4,000	4,000
3.21%, 07/22/05	2,000	1,996
◆✚ **Clipper Receivables Co., Section 4(2) / 144A**		
3.11%, 07/21/05	2,000	1,997
◆✚ **Concord Minutemen Capital Co., Series A Section 3c7 / 144A**		
2.80%, 07/06/05	1,000	1,000
2.96%, 08/08/05	1,000	997
◆✚ **Crown Point Capital Co., L.L.C., Section 3c7 / 144A**		
3.17%, 07/26/05	1,000	998
3.44%, 11/16/05	1,000	987
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
3.17%, 07/25/05	2,000	1,996
3.30%, 09/07/05	3,000	2,981
Danske Bank A/S		
3.23%, 08/11/05	1,000	996

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
3.26%, 07/21/05	1,000	998
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
3.25%, 07/20/05	1,403	1,401
2.96%, 07/28/05	1,000	998
◆+ Falcon Asset Securitization Corp., Section 4(2) / 144A		
3.18%, 07/18/05	3,500	3,495
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
3.05%, 07/01/05	2,000	2,000
General Electric Capital Corp.		
2.86%, 07/21/05	2,000	1,997
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
3.18%, 07/14/05	1,000	999
+ HBOS Treasury Services, PLC		
3.26%, 07/28/05	3,000	2,993
+ ING (U.S.) Funding, L.L.C.		
3.25%, 07/20/05	3,000	2,995
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
3.16%, 07/18/05	3,000	2,996
3.23%, 07/26/05	1,000	998
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.84%, 07/15/05	1,000	999
3.33%, 10/11/05	1,000	991
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
3.18%, 07/15/05	2,000	1,997
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
3.07%, 07/06/05	3,000	2,999
3.26%, 07/18/05	1,000	998
2.88%, 07/25/05	1,000	998
◆ Mane Funding Corp., Section 4(2) / 144A		
3.31%, 07/27/05	2,000	1,995
Morgan Stanley		
3.19%, 07/20/05	2,000	1,997
3.23%, 07/20/05	2,000	1,997
◆+ Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
3.14%, 07/14/05	2,000	1,998

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ Park Granada, L.L.C., Section 4(2) / 144A		
3.20%, 08/01/05	1,000	997
◆+ Ranger Funding Co. L.L.C., Section 4(2) / 144A		
3.19%, 07/19/05	4,000	3,994
+ Santander Central Hispano Finance (Delaware), Inc.		
2.81%, 07/13/05	1,000	999
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
2.84%, 07/11/05	1,000	999
3.33%, 09/15/05	1,000	993
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
3.08%, 07/12/05	2,000	1,998
Skandinaviska Enskilda Banken AB		
2.81%, 07/12/05	1,000	999
3.25%, 08/18/05	1,300	1,294
◆+ Thunder Bay Funding, LLC., Section 4(2) / 144A		
3.09%, 07/07/05	2,000	1,999
◆+ Ticonderoga Funding, LLC., Section 4(2) / 144A		
3.26%, 07/22/05	1,000	998
+ UBS Finance (Delaware) Inc.		
3.11%, 07/14/05	8,000	7,991
◆+ Windmill Funding Corp., Section 4(2) / 144A		
3.17%, 07/18/05	1,000	998
3.23%, 07/21/05	2,000	1,996
		96,984

Certificates of Deposit 27.5%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alliance & Leicester, PLC		
3.58%, 12/20/05	2,000	2,000
Banco Bilbao Vizcaya Argentaria S.A.		
3.46%, 11/28/05	5,000	5,000
Bank of The West		
3.33%, 09/27/05	5,000	5,000
BNP Paribas		
3.46%, 11/28/05	1,000	1,000
Calyon		
2.95%, 08/10/05	1,000	1,000
3.37%, 11/09/05	5,000	5,000
3.40%, 11/10/05	3,000	3,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Canadian Imperial Bank of Commerce		
2.72%, 07/05/05	4,000	4,000
Credit Suisse First Boston		
3.15%, 07/29/05	5,000	5,000
Dexia Credit Local		
3.23%, 07/22/05	1,000	1,000
DnB NOR Bank ASA		
3.25%, 09/22/05	3,000	3,000
HSBC Bank, PLC		
3.11%, 07/25/05	2,000	2,000
HSBC Bank, USA		
3.44%, 11/21/05	1,000	1,000
Mizuho Corp. Bank, Ltd.		
3.14%, 07/19/05	5,000	5,000
Royal Bank of Scotland, PLC		
3.25%, 07/28/05	1,000	1,000
Skandinaviska Enskilda Banken AB		
3.20%, 07/22/05	2,500	2,500
Toronto Dominion Bank		
3.45%, 11/28/05	4,000	4,000
3.47%, 12/05/05	2,000	2,000
3.54%, 12/09/05	2,000	2,000
Washington Mutual Bank, FA		
3.44%, 11/22/05	1,000	1,000
Wells Fargo Bank, N.A.		
3.27%, 07/12/05	6,000	6,000
		61,500

Bank Notes 0.5%

Bank of America, N.A.		
2.98%, 08/23/05	1,000	**1,000**

Promissory Notes 0.5%

• **The Goldman Sachs Group, Inc.**		
2.85%, 07/06/05	1,000	**1,000**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 17.0% of net assets		
Barclays Bank, PLC		
3.15%, 07/18/05	5,000	4,998
3.18%, 07/18/05	5,000	4,999
• **The Goldman Sachs Group, Inc.**		
3.32%, 07/22/05	2,000	2,000
HSH Nordbank, AG		
3.12%, 07/11/05	3,000	3,000
3.13%, 07/11/05	2,000	2,000
Landesbank Baden-Wurttemberg		
3.15%, 07/13/05	3,000	3,000
Norddeutsche Landesbank Girozentrale		
3.10%, 07/07/05	7,000	6,999
3.17%, 07/14/05	3,000	2,999
Royal Bank of Scotland, PLC		
3.36%, 07/29/05	2,000	2,000
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
3.17%, 07/15/05	2,000	2,000
3.26%, 07/25/05	1,000	1,000
+ **Tenderfoot Seasonal Housing, L.L.C.**		
Series B		
3.39%, 07/07/05	3,000	3,000
		37,995

Security	Maturity Amount ($ x 1,000)	
Other Investments 11.1% of net assets		

Repurchase Agreements 11.1%

Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collaterized by U.S. Government Securities with a value of $25,288 3.40%, issued 06/30/05 due 07/01/05	24,792	**24,790**

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At June 30, 2005, portfolio holdings included restricted and/or illiquid securities as follows:

The Goldman Sachs Group, Inc.

2.85%, 01/05/05, 07/06/05	1,000	1,000
3.32%, 02/22/05, 07/22/05	2,000	2,000
		3,000

Blue Spice L.L.C. Section 4(2) / 144A

3.21%, 06/16/05, 07/20/05	1,000	**998**

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$198,479
Repurchase agreements, at value		24,790
Interest receivable		381
Prepaid expenses	+	73
Total assets		**223,723**

Liabilities

Payables:		
Dividends to shareholders		234
Investment adviser and administrator fees		2
Transfer agent and shareholder service fees		8
Trustees' fees		3
Accrued expenses	+	130
Total liabilities		**377**

Net Assets

Total assets		223,723
Total liabilities	−	377
Net assets		**$223,346**

Net Assets by Source

Capital received from investors	223,346

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$223,346		223,346		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $223,269. Includes illiquid and/or restricted securities worth $3,998, or 1.8% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $66,739 or 29.9% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$223,269

 See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Interest	**$2,683**

Expenses

Investment adviser and administrator fees		359
Transfer agent and shareholder service fees		426
Trustees' fees		13
Custodian and portfolio accounting fees		16
Professional fees		14
Registration fees		19
Shareholder reports		75
Other expenses	+	2
Total expenses		924
Expense reduction	−	272
Net expenses		**652**

Increase in Net Assets from Operations

Total investment income		2,683
Net expenses	−	652
Net investment income		2,031
Increase in net assets from operations		**$2,031**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through April 29, 2006, to 0.69% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statement of

Changes in Net Assets

For the current and prior report periods. The fund commenced operations on August 12, 2004. All numbers x 1,000. Figures for the current period are unaudited.

Operations

	1/1/05–6/30/05	08/12/04–12/31/04
Net investment income	$2,031	$521
Increase in net assets from operations	**2,031**	**521**

Distributions Paid

Dividends from net investment income	**2,031**	**521**

Transactions in Fund Shares

Shares sold	721,930	384,505
Shares reinvested	1,763	510
Shares redeemed	+ (640,834)	(244,528)
Net transactions in fund shares	**82,859**	**140,487**

Net Assets

Beginning of period	140,487	–
Total increase	+ 82,859	140,487
End of period	**$223,346**	**$140,487**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Current year

Ordinary income	$521
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Advisor Cash Reserves
Schwab Government Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance.

The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded,

within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Trustees and Officers		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812